CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
As confidentially submitted to the Securities and Exchange Commission on September 30, 2021. Perella Weinberg Partners has requested confidential treatment of this draft registration statement pursuant to Rule 83 promulgated by the Securities and Exchange Commission.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Perella Weinberg Partners
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	84-1770732 (I.R.S. Employer Identification Number)
767 Fifth Avenue
New York, New York 10153
(212) 287-3200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Vladimir Shendelman, Esq.
General Counsel
Perella Weinberg Partners
767 Fifth Avenue
New York, New York 10153
(212) 287-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Joseph A. Coco, Esq. Michael J. Schwartz, Esq. Blair T. Thetford, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Richard Truesdell Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.0001 per share
(1)Includes shares that the underwriters have the option to purchase.
(2)Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low sales price of the Registrant's Class A common stock as reported by the Nasdaq Global Select Market on            , 20   .
(3)To be paid in connection with the initial filing of the Registration Statement. This Registration Statement is being submitted in accordance with the procedures described in the announcement of the Division of Corporation Finance of the Securities and Exchange Commission regarding the submission of draft Registration Statements submitted prior to the end of the twelfth month following the effective date of an issuer’s initial Securities Act Registration Statement. Accordingly, a registration fee is not required for this confidential draft Registration Statement submission.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
The information in this prospectus is not complete and may be changed. We may not sell or distribute the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED         , 20
PRELIMINARY PROSPECTUS

Perella Weinberg Partners
Shares of Class A	Common Stock
We are offering               shares of Class A common stock (as defined below) in this offering. Our Class A common stock is listed on The Nasdaq Global Select Market under the symbol “PWP.” On              , 20    , the last reported closing sale price of our Class A common stock on The Nasdaq Global Select Market was $         per share.
We have granted the underwriters an option to purchase up to              additional shares of Class A common stock.
We intend to use the proceeds from this offering to purchase from certain holders (i) outstanding PWP OpCo Class A partnership units (as defined below) and (ii) outstanding shares of our Class B common stock (as defined below). See “Use of Proceeds.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Prospectus Summary – Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 33 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$
_______________
(1)We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for additional information regarding underwriting compensation.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of our Class A common stock to purchasers on or about              , 20   .
Book Running Manager
JMP Securities
The date of this prospectus is         , 20     .

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
ABOUT THIS PROSPECTUS
Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about and to observe any restrictions relating as to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”
On June 24, 2021 (the “Closing Date”), Perella Weinberg Partners (formerly known as FinTech Acquisition Corp. IV (“FTIV”)), consummated its previously announced business combination pursuant to that certain Business Combination Agreement, dated as of December 29, 2020, by and among FTIV, FinTech Investor Holdings IV, LLC, a Delaware limited liability company, FinTech Masala Advisors, LLC, a Delaware limited liability company (together with FinTech Investor Holdings IV, LLC, “Sponsor”), PWP Holdings LP, a Delaware limited partnership (“PWP OpCo”), PWP GP LLC, a Delaware limited liability company and the general partner of PWP OpCo (“PWP GP”), PWP Professional Partners LP, a Delaware limited partnership and a limited partner of PWP OpCo (“Professional Partners”), and Perella Weinberg Partners LLC, a Delaware limited liability company and the general partner of Professional Partners (“Professionals GP”). As contemplated by the Business Combination Agreement, (i) FTIV acquired certain partnership interests in PWP OpCo, (ii) PWP OpCo became jointly-owned by the Company, Professional Partners and certain existing partners of PWP OpCo, and (iii) PWP OpCo serves as the Company's operating partnership as part of an umbrella limited partnership C-corporation (Up-C) structure (collectively with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).
Unless the context indicates otherwise, references to the “Company,” “we,” “us” and “our” refer, prior to the Business Combination, to FTIV or PWP OpCo, as the context suggests, and, following the Business Combination, to Perella Weinberg Partners, a Delaware corporation, and its consolidated subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
MARKET, RANKING AND OTHER INDUSTRY DATA
Certain market, ranking and industry data included in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our products and services relative to our competitors, are based on estimates by our management. These estimates have been derived from our management's knowledge and experience in the markets in which we operate, as well as information based on research, industry and general publications, including surveys and studies conducted by third parties. Industry publications, surveys and studies generally state that they have been obtained from sources believed to be reliable.
We are responsible for all of the disclosure in this prospectus and while we believe the data from these sources to be accurate and complete, we have not independently verified all data from these sources or obtained third-party verification of market share data and this information may not be reliable. In addition, these sources may use different definitions of the relevant markets. Data regarding our industry is intended to provide general guidance, but is inherently imprecise. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable. References herein to us being a leader in a market or product category refers to our belief that we have a leading market share, expertise or thought leadership position in each specified market, unless the context otherwise requires. In addition, the discussion herein regarding our various markets is based on how we define the markets for our products or services, which products or services may be either part of larger overall markets or markets that include other types of products and services. Assumptions and estimates regarding our current and future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors—Risks Related to Our Business.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Regarding Forward-Looking Statements.”
In this prospectus, we use the term “independent advisory firms” to refer to independent investment banks that offer advisory services. We consider the independent advisory firms to be our publicly traded peers, Evercore Partners Inc.; Greenhill & Co., Inc.; Houlihan Lokey, Inc.; Lazard Ltd; Moelis & Company; PJT Partners, Inc., as well as our non-publicly traded peers, Centerview Partners; Guggenheim Partners; and NM Rothschild & Sons Limited. The mergers and acquisitions (“M&A”) market data for announced and completed transactions and estimated fee data referenced throughout this prospectus were obtained from Dealogic, LLC.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
NON-GAAP FINANCIAL MEASURES
In addition to financial measures presented in accordance with United States generally accepted accounting principles (“GAAP”), we present certain non-GAAP financial measures in this prospectus, including Adjusted total compensation and benefits, Adjusted non-compensation expense, Adjusted operating income (loss), Adjusted income (loss) before income taxes and Adjusted net income (loss), which we monitor to manage our business, make planning decisions, evaluate our performance and allocate resources.
We believe that these non-GAAP financial measures are key financial indicators of our business performance over the long term and provide useful information regarding whether cash provided by operating activities is sufficient to maintain and grow our business. We believe that the methodology for determining these non-GAAP financial measures can provide useful supplemental information to help investors better understand the economics of our platform.
These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, including total compensation and benefits, non-compensation expense, operating income (loss), income (loss) before taxes and net income (loss). These non-GAAP financial measures are not universally consistent calculations, limiting their usefulness as comparative measures. Other companies may calculate similarly titled financial measures differently. Additionally, these non-GAAP financial measures are not measurements of financial performance or liquidity under GAAP. In order to facilitate a clear understanding of our consolidated historical operating results, you should examine our non-GAAP financial measures in conjunction with our historical consolidated financial statements and notes thereto included elsewhere in this prospectus.
Management compensates for the inherent limitations associated with using these non-GAAP financial measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measure. For additional information regarding see “Summary Historical Financial and Other Information of PWP.”

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This prospectus may contain some trademarks, service marks and trade names of the Company or of third parties. Each one of these trademarks, service marks or trade names is either (1) our registered trademark, (2) a trademark for which we have a pending application, or (3) a trade name or service mark for which we claim common law rights. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are presented without the TM, SM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our respective rights or the rights of the applicable licensors to these trademarks, service marks and trade names.
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CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
SELECTED DEFINITIONS
Unless stated in this prospectus or the context otherwise requires, references to:
•“Business Combination” are to the transactions contemplated by the Business Combination Agreement;
•“Business Combination Agreement” are to the Business Combination Agreement, dated as of December 29, 2020, by and among FTIV, the Sponsor, PWP OpCo, PWP GP, Professional Partners and Professionals GP, as it may be amended from time to time;
•“Class A common stock” are to Class A common stock, par value $0.0001 per share, of FTIV prior to the Business Combination, and of the Company immediately following the consummation of the Business Combination;
•“Class B common stock” are to Class B common stock, par value $0.0001 per share, of FTIV prior to the Business Combination and, collectively to Class B-1 common stock, par value $0.0001 per share, and Class B-2 common stock, par value $0.0001 per share, of the Company immediately following the consummation of the Business Combination;
•“Class B Condition” are to the condition that Professional Partners or its limited partners as of the date of the Closing or its or their respective successors or assigns maintain, directly or indirectly, ownership of PWP OpCo Class A partnership units that represent at least ten percent (10%) of our issued and outstanding Class A common stock (calculated, without duplication, on the basis that all issued and outstanding PWP OpCo Class A partnership units not held by us or our subsidiaries had been exchanged for our Class A common stock).
•“Closing” are to the consummation of the transactions contemplated by the Business Combination;
•“Closing Date” are to June 24, 2021, the date of the closing of the Business Combination;
•“Common Stock” are to the Class A common stock and the Class B common stock, together;
•“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•“Founder Shares” are to the 7,870,000 shares of Class B common stock held by the Sponsor prior to the Business Combination, 1,023,333 of which were forfeited and 6,846,667 of which were converted into shares of our Class A common stock at the closing of the Business Combination;
•“Group LP” are to Perella Weinberg Partners Group LP, a Delaware limited partnership and a wholly owned subsidiary of PWP OpCo;
•“ILPs” are to certain existing investor limited partners of PWP OpCo who hold interests in PWP OpCo, alongside Professional Partners;
•“Incentive Plan” are to the Perella Weinberg Partners 2021 Omnibus Incentive Plan approved in connection with the Business Combination;
•“IPO” are to FTIV's initial public offering on September 29, 2020 in which it sold 23,000,000 units;
•“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;
•“Legacy Partners” are to former working Limited Partners whose tenure was terminated prior to November 1, 2020;
•“Limited Partners” are to limited partners of Professional Partners;
•“PIPE Shares” are to the 12,500,000 shares of Class A common stock issued to the private investment in public equity investors (the “PIPE Investors”) pursuant to the Subscription Agreements (as defined below);

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
•“Placement Shares” are to the 610,000 shares of Class A common stock underlying the 610,000 units that were initially issued to the Sponsor in a private placement simultaneously with the closing of the IPO;
•“Private Placement Warrants” are to the 203,333.33 Warrants underlying the 610,000 units that were initially issued to Sponsor in a private placement simultaneously with the closing of the IPO;
•“Professional Partners” are to PWP Professional Partners LP, a Delaware limited partnership;
•“Public Warrants” are to the redeemable Warrants underlying the units that were initially offered and sold by FTIV in its IPO;
•“PWP” (i) prior to the Business Combination are to PWP OpCo and its consolidated subsidiaries and (ii) following the consummation of the Business Combination are to Perella Weinberg Partners and its consolidated subsidiaries;
•“PWP GP” are to PWP GP LLC, the general partner of PWP OpCo;
•“PWP OpCo” (i) prior to the PWP Separation, are to PWP Holdings LP as the holding company for both the advisory business and asset management business of PWP and (ii) following the PWP Separation, are to PWP Holdings LP as the holding company solely for the advisory business of PWP;
•“PWP OpCo Class A partnership unit” are to a Class A common unit of PWP Holdings LP, a Delaware limited partnership, that is issued by PWP Holdings LP pursuant to the PWP OpCo LPA;
•“PWP OpCo LPA” are to the Amended and Restated Agreement of Limited Partnership of PWP OpCo (as defined below), as amended, restated, modified or supplemented from time to time;
•“PWP Separation” are to the separation of the advisory business from the asset management business of PWP OpCo pursuant to a master separation agreement, dated as of February 28, 2019;
•“Redeeming Holders” are to all of the holders who agreed to collectively tender for redemption $150 million aggregate principal amount of their 7.0% subordinated unsecured convertible notes due 2026 (such convertible notes, the “Redeemed Notes”) for cash, pursuant to the terms of the letter agreements at a redemption price equal to 100% of the principal amount (plus, with respect to any Redeeming Holder owning at least $5.0 million principal amount of convertible notes, an applicable premium based on a discounted U.S. treasury rate), and accrued and unpaid interest to, but excluding, the closing date of the Business Combination;
•“RRA Parties” are to the Sponsor, Professional Partners, the ILPs and others party to the Amended and Restated Registration Rights Agreement (as defined below);
•“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
•“Secondary Class B Condition” are to the condition that Professional Partners or its limited partners as of the date of Closing or its or their respective successors or assigns maintain, directly or indirectly, ownership of PWP OpCo Class A partnership units that represent at least five percent (5%) of our issued and outstanding Class A common stock (calculated, without duplication, on the basis that all issued and outstanding PWP OpCo Class A partnership units not held by us or our subsidiaries had been exchanged for our Class A common stock).
•“Securities Act” are to the Securities Act of 1933, as amended;
•“Sponsor” are collectively to FinTech Investor Holdings IV, LLC, a Delaware limited liability company, and Fintech Masala Advisors, LLC, a Delaware limited liability company;
•“Subscription Agreements” are to the subscription agreements with the PIPE Investors, pursuant to, and on the terms and subject to the conditions of, which the PIPE Investors collectively subscribed for 12,500,000

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
shares of the Company’s Class A common stock for an aggregate purchase price equal to $125 million (the “PIPE Investment”);
•“Warrants” are to Public Warrants and Private Placement Warrants, as the case may be; and
•“Working Partners” are to working Limited Partners whose tenure was not terminated prior to November 1, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements made in this prospectus are “forward looking statements” within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding the expectations regarding the combined business are “forward-looking statements.” In addition, words such as “estimates,” “projected,” “expects,” “estimated,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:
•the projected financial information, anticipated growth rate, and market opportunity of the Company;
•the ability to maintain the listing of the Company's Class A common stock and Warrants on Nasdaq following the Business Combination;
•our public securities' potential liquidity and trading;
•our success in retaining or recruiting partners and other employees, or changes related to, our officers, key employees or directors following the completion of the Business Combination;
•members of our management team allocating their time to other businesses and potentially having conflicts of interest with our business;
•factors relating to the business, operations and financial performance of the Company, including:
◦whether the Company realizes all or any of the anticipated benefits from the Business Combination;
◦whether the Business Combination results in any increased or unforeseen costs or has an impact on the Company's ability to retain or compete for professional talent or investor capital;
◦global economic, business, market and geopolitical conditions, including the impact of public health crises, such as the ongoing rapid, worldwide spread of a novel strain of coronavirus and the pandemic caused thereby (collectively, “COVID-19”);
◦the Company's dependence on and ability to retain working partners and other key employees;
◦the Company's ability to successfully identify, recruit and develop talent;
◦risks associated with strategic transactions, such as joint ventures, strategic investments, acquisitions and dispositions;
◦conditions impacting the corporate advisory industry;
◦the Company's dependence on its fee-paying clients and fluctuating revenues from its non-exclusive, engagement-by-engagement business model;
◦the high volatility of the Company's revenue as a result of its reliance on advisory fees that are largely contingent on the completion of events which may be out of its control;
◦the ability of the Company's clients to pay for its services, including its restructuring clients;

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
◦the Company's ability to appropriately manage conflicts of interest and tax and other regulatory factors relevant to the Company's business, including actual, potential or perceived conflicts of interest and other factors that may damage its business and reputation;
◦strong competition from other financial advisory and investment banking firms;
◦potential impairment of goodwill and other intangible assets, which represent a significant portion of the Company's assets;
◦the Company's successful formulation and execution of its business and growth strategies;
◦the outcome of third-party litigation involving the Company;
◦substantial litigation risks in the financial services industry;
◦cybersecurity and other operational risks;
◦the Company's ability to expand into new markets and lines of businesses for the advisory business;
◦exposure to fluctuations in foreign currency exchange rates;
◦assumptions relating to the Company's operations, financial results, financial condition, business prospects, growth strategy and liquidity;
◦extensive regulation of the corporate advisory industry and U.S. and foreign regulatory developments relating to, among other things, financial institutions and markets, government oversight, fiscal and tax policy and laws (including the treatment of carried interest);
◦the impact of the global COVID-19 pandemic on any of the foregoing risks; and
◦other risks and uncertainties described under the section entitled “Risk Factors.”
The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on the Company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
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CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
PROSPECTUS SUMMARY
This summary highlights certain significant aspects of our business and is a summary of information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus, including the information presented under the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “PWP's Management's Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information,” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus before making an investment decision. The definition of some of the other terms used in this prospectus are set forth under the section “Selected Definitions.”
Business Summary
We are a leading global independent advisory firm that provides strategic and financial advice to clients across a range of the most active industry sectors and international markets. We provide advisory services to a wide range of clients globally, including large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions.
We were founded in June 2006 with the opening of offices in New York and London, led by a team of ten seasoned advisory partners who previously held senior management positions at large global investment banks. The foundation of our Company was rooted in a belief, among other considerations, that clients would increasingly seek out deeply experienced advisors who offer independent strategic thinking and who are not burdened by the complicated conflicts that large investment banking institutions may face due to their various businesses. The 2008 global financial crisis reinforced this hypothesis and contributed to the early growth of our firm. Today, we believe that our independence is even more important. For clients and for us, independence means freedom from the distractions that dilute strategic thinking and a willingness and candor to share an honest opinion, even if at times it is contrary to our clients' point of view. We believe that our clients choose to engage us because they value our unbiased perspective and expert advice regarding complex financial and strategic matters.
Our business provides services to multiple industry sectors, geographic markets and advisory service offerings. We believe that our collaborative partnership and integrated approach combining deep industry insights, significant technical, product and transactional expertise, and rigorous work ethic create a significant opportunity for our Company to realize sustainable growth. We seek to advise clients throughout their evolution, with the full range of our advisory capabilities including, among other things, advice related to mission-critical strategic and financial decisions, M&A execution, shareholder and defense advisory, capital raising, capital structure and restructuring, capital markets advisory, specialized underwriting and research services for the energy industry.
Since our inception, we have experienced significant growth in our business, driven by hiring professionals who are highly regarded in their fields of expertise, expanding the scope and geographic reach of our advisory services, deepening and expanding our client relationships and maintaining a firm culture that attracts, develops and retains talented people. In addition to our hiring and internal development of individual professionals, in November 2016, we completed a business combination with Tudor, Pickering, Holt & Co., LLC (“TPH”), an independent advisory firm, focused on the energy industry, that shares our culture and strategic vision, which increased our footprint in this sector. As of June 30, 2021, we serve our clients with 372 advisory professionals, including 57 advisory partners, based in ten offices, located in five countries around the world.
We have demonstrated robust financial performance, achieving revenues of $425.3 million, operating income of $77.5 million and Adjusted operating income of $98.6 million for the six months ended June 30, 2021, revenues of $519.0 million, operating loss of $14.6 million and Adjusted operating income of $40.3 million for the year ended December 31, 2020, revenues of $533.3 million, operating loss of $155.1 million and Adjusted operating income of $49.5 million for the year ended December 31, 2019, revenues of $702.0 million, operating loss of $107.4 million and Adjusted operating income of $107.7 million for the year ended December 31, 2018 and revenues of $418.4 million, operating loss of $173.9 million and Adjusted operating income of $40.1 million for the year ended December 31, 2017. GAAP operating losses in these historical periods have been largely due to the equity-based

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compensation awards granted by Professional Partners, which have no economic impact on PWP or PWP OpCo. The vesting of equity awards granted in connection with the Business Combination was recorded as an equity-based compensation expense at PWP OpCo for GAAP accounting purposes. As a result (or due to other factors), we may continue to experience operating losses in future periods. We believe we have established leading franchises in each of our areas of focus, as evidenced by the lead role we often command among advisors, the complexity of the situations in which we advise clients and our clients' reputation as leaders in their respective industries.
Our Market Opportunity
We founded our firm with the objective of providing strategic and financial advice to business leaders that is critical to the success of their businesses throughout their corporate evolution. The decisions that business leaders confront often transcend traditional transaction-related questions, focusing instead on the core risks and opportunities facing their businesses. We believe that clients are increasingly looking for an independent advisor who can serve as an unbiased sounding board, work with them in genuine partnership and be by their side as they navigate mission-critical and complex issues.
We believe many factors drive the demand for such advice, including, but not limited to:
Sector-Specific Transformation and Disruption: The sectors on which we focus are all experiencing change at an accelerating pace. Such change within a sector may be driven by new regulation, new competition, business model innovation and transformation and the increasing impact of technology, among other factors. Business leaders are highly focused on the effect of such change on their marketplace and the implications for their businesses.
Business Growth: Business leaders all share a desire to grow their business and improve their position relative to their peers and the market overall. This focus on growth often can lead to organic and inorganic initiatives such as business or business model transformation, expansion through acquisitions, rationalization of certain low-growth, non-core elements of their businesses or the selection of technologies that can alter the trajectory of their businesses.
Challenges for Leadership: Business leaders have to be vigilant in how they confront specific immediate and potential future challenges. These challenges can range from traditional business execution risk, to increased competitive risks, to funding and balance sheet constraints to shareholder initiatives or governance-related matters. These challenges are often highly complex and can be mission-critical to the success or survival of a company.
Rapidly Changing Political and Regulatory Landscape: Changes in political regimes, regulation, monetary policies, tariff policies, tax policies, environmental laws, regulations and policies, migration policies and economic stability, among others, can have a significant impact on the decisions that business leaders make to drive the success of their businesses.
The above issues are among the most important topics faced by business leaders every day, regardless of the size or the global nature of their business. In a business environment that is increasingly competitive, global, and undergoing significant transformation, we believe that business leaders will increasingly seek to partner with advisors who provide independent thought and advice to holistically navigate these opportunities and challenges and drive the long-term success of their businesses.
We believe that our collaborative partnership and integrated approach positions us well to stand by our clients and support them with independent thinking, expertise and knowledge, and that this can lead to an expanded demand for our advisory services. The principal drivers of this opportunity include:
Growing Demand for Independent Advice: We believe the momentum driving demand for independent advice remains strong. When we founded our firm in 2006, this dynamic was driven largely by growing client concern about conflicts at the large financial conglomerates and a growing desire by bankers to join a pure play advisory platform, all of which became increasingly apparent during the 2008 global financial crisis. In our experience, our clients value a broad approach to independence—advisors who deliver deep industry, product and technical expertise rather than offer a wide array of financial products while also acting as transaction counterparty. Since 2005, the year before our founding, the demand for independent advice has increased significantly. On average, our peer independent advisory firms advised on 67% of volume from the top 25 announced M&A transactions in the

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five-year period ended December 31, 2020, up from 47% on average during the five-year period ended December 31, 2005. Similarly, according to Dealogic, the estimated M&A fee pool of our peer independent advisory firms averaged $4.8 billion in the five-year period ended December 31, 2020, up from an average of $1.2 billion in the five-year period ended December 31, 2005. We expect the trend toward independent advice to continue as business leaders become increasingly experienced with the independent advisory model and believe our firm is well positioned to continue to capitalize on this trend.
Dynamic Mergers & Acquisitions Activity: We believe the M&A environment will remain active over the medium term based on a variety of economic, regulatory and strategic factors, including a stabilizing global macroeconomic environment, strong corporate balance sheets, significant undeployed venture and private equity capital, attractive financing markets, a rapidly accelerating trend toward global consolidation and business model transformation. In 2020 and 2019, globally announced M&A volume reached $3.6 trillion and $4.0 trillion, respectively, with approximately 70% occurring in North America and in Europe, the markets in which we are primarily focused. Dealogic estimates that the global M&A fee pool averaged approximately $26 billion in the five-year period ended December 31, 2020, which illustrates the large market opportunity that exists today. We believe that our Company is well positioned to further capitalize on these robust fundamentals and M&A trends, which we expect will continue to drive global growth of the financial advisory market.
Growing Demand in Liability Management (Restructuring and Capital Markets) Advisory Services: We believe that, due to large debt issuances by companies in recent years, a steady liability management (including restructuring and capital markets) advisory market will continue to exist as interest rates rise and/or credit markets become more difficult to access, even with a stable macroeconomic environment and robust M&A activity. According to Dealogic, the past nine years represented record years in volume of corporate bond issuance in the United States, as companies took advantage of historically low borrowing costs to add leverage to their capital structures. Additionally, beyond typical capital structure-related issues, we believe that the pace of business model transformation driven by a changing regulatory backdrop, and technology innovation and unanticipated shock resulting from the COVID-19 pandemic, among other factors, will lead to an entirely different wave of restructuring activity as companies consider their readiness for such change and the requirements to fund their growth and success in such an environment. We believe our integrated industry and geographic approach positions us to provide solutions to clients in both robust and challenging economic environments. We also believe that our broad industry coverage is an attractive complement to our restructuring and capital markets advisory practices due to the often uncorrelated industry-specific challenges that can lead to disruption for companies in distressed situations. Our strong positioning in each of our primary areas of industry focus and our restructuring and capital markets advisory practices diversifies our revenues and differentiates us from our peers.
Our Principles Define Our Strategy
Since our founding in 2006, we have focused on building a trust-based, focused, and high-intensity advisory business that we believe is well positioned to deliver significant value to our clients, our shareholders, and our employees.
Five key principles drive our approach:
Relationships are Everything to Us: We cultivate deep, long-term relationships, which transcend traditional transactional dialogue. Our clients often rely on us to assist them in assessing opportunities and challenges throughout their corporate evolution.
Partnership is at Our Core: We operate as a highly collaborative and integrated partnership defined by a culture of integrity, humility, rigor, and intensity. Working together is a critical ingredient of our success.
Focused Internationally: Since its founding, our organization has been integrated globally and is deliberately focused on the most active advisory markets worldwide. Our closely integrated partnership approach enables us to efficiently leverage our deep industry expertise with clients across geographies.
We Thrive in Complexity: We excel in complex, mission-critical situations where we can utilize our insights, experience, deep strategic thinking and personalized approach to partner with our clients to achieve their objectives.

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Independence is Core to Our Character: We strive to be viewed as independent thinkers and our goal is to attract people to the firm with innovative, independent views and a willingness to speak with candor. We are not afraid to voice our perspective and are not afraid for “no” to be the right answer.
We believe these principles capture the essence of who we are and how we seek to be thought of in our markets. If we remain focused on these principles, we believe clients will continue to have the confidence to put their trust in us.
Our Key Competitive Strengths
When we founded the Company, we saw a compelling market opportunity to create a platform with deeply experienced, senior advisory professionals from the most reputable institutions around the world to focus solely on advising clients without the distractions and conflicts that may often plague senior bankers at large investment banking institutions. Over fifteen years later, we have built a leading global independent advisory platform offering a range of advisory services. Our success has been driven by the trust bestowed upon us by our clients, the high-caliber professionals who have joined the Company, and the continued growth in demand for independent advice.
We believe the primary qualities that drive our success include:
Deep Industry Insights: We believe our clients increasingly value advisors with deep industry insights when making strategic decisions that impact their businesses. These insights develop from extensive transaction experience and deep technical knowledge, and they serve as a platform for thought partnership with clients. Our primary areas of industry focus include: Consumer & Retail; Energy; Financial Institutions; Healthcare; Industrials; and Technology, Media & Telecommunications. We strive to attract and elevate individuals who are, or will be, considered thought leaders in their fields of focus. We believe our focused teams in the industries, geographies and product areas in which they specialize are leaders in their fields. We plan to continue investing in and developing professionals who will enhance our reputation as thought partners of choice to the leaders in the sectors, geographies and products on which we focus.
Independent Thought: Our foundation is rooted in a conviction, among other considerations, that clients would increasingly seek out advisors who offer independent thinking and who are not burdened by the complicated conflicts that large investment banking institutions may face due to their various businesses. We believe that our independence remains critically important and is increasingly valued by clients. We believe that our clients choose to partner with us because they value our unbiased perspectives and expert advice regarding complex financial and strategic matters, and appreciate the combination of candor and alignment of interests with their objectives that is at our core.
Innovation, Creativity and Ingenuity: From the very beginning, we have strived for differentiation. We seek original and exceptional ways to deliver value to our clients and to improve the way we operate. Our firm culture is an environment where colleagues are empowered to think expansively, question assumptions and pursue their ideas in an open and collaborative atmosphere. Our unique blend of innovation, creativity and ingenuity positions us well to advise on transformative and mission-critical situations for our clients.
High Standards of Integrity: We earn trust—our most important currency with clients and each other—first and foremost through integrity. We demand integrity from all of our employees in the way that they tackle their day-to-day duties, the way in which they treat clients and the way we treat each other. Integrity applies to everything we do as advisors, including the quality of the industry insights we share and our willingness to advise against transacting when an opportunity is not beneficial to our client. We demand the highest standards of integrity from all of our team members, from those hired directly out of college or business school to those with decades of experience.
Rigorous Work Ethic: As an advisory firm, the primary assets we bring to bear on any engagement are deep insights and creative ideas. However, great insights and ideas alone are not sufficient. In order for us to earn the role as a client's advisor of choice, we must complement such insights and ideas with tireless work ethic, rigor, and intensity in everything we do in partnership with our clients. Our intensity extends throughout our business, from

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our junior personnel to our most experienced advisory professionals. We believe that if we can continue to maintain these standards, we will retain our reputation as a partner of choice.
We believe the attributes above are all critical components of our success. We endeavor to embody all of these attributes to maximize the value that we can create for our clients, our shareholders, and our people. We believe that our integrated approach and our partnership culture in how we work with each other and our clients provides an ideal platform to deliver the strategic and financial advice sought by our clients. We believe that if we continue to remain focused on these attributes, we will create a truly unique firm where the very best professionals prefer to work, and one that clients consistently recognize as the advisor they want by their side when it matters most.
Our Growth Strategy
Our growth strategy centers on the expansion of the depth and breadth of our advisory business in the markets we serve today and the additional markets that we may expand into in the future. This expansion will be driven by our ability to attract and develop outstanding professionals who complement or expand our market presence or broaden our advisory product offerings. Based on our partners' expertise and client relationships, we believe our coverage presence in each of our industry sectors reaches between one-quarter and three-quarters of the relevant subsectors in the U.S. and between one-quarter and one-half of the relevant subsectors in Europe. As we execute on our growth strategy, we expect to expand our relationships with clients and the capabilities we can offer them, which will enhance our position as a leading independent advisory firm.
We plan to accomplish these goals by executing on the following strategies:
Leveraging our Existing Client Relationships: As we grow our business, we seek to deepen and expand our client relationships, which are the foundation of our firm's success. We believe that we can accomplish this by applying a combination of our deep sector expertise, our propensity for independent thought and our tireless and intense work ethic to confront the most complex challenges that our clients face. As our relationships with clients grow, we strive to be a more integrated partner in their strategic dialogue in a manner that goes beyond traditional transactional work. We believe that this consistent, long-term approach to developing client relationships will drive superior growth potential for our Company.
Broadening Client Coverage in Our Markets of Focus: We have established a strong global presence in six industry sectors across which we apply our recognized M&A, capital markets and restructuring expertise to assist clients as they tackle critical decisions for their businesses. While we believe we have successfully established well-regarded practices in these core industry areas, we believe that we have substantial head room to further expand our coverage in these sectors. We intend to continue to invest in our areas of strength, and remain focused on the most relevant sectors and geographies for our business. In addition, we expect to cautiously expand our industry coverage footprint and our geographic presence in markets we believe represent a substantial commercial opportunity for the firm.
Expanding Our Advisory Capabilities to Better Serve Our Clients: We provide a range of advisory services to our clients, including strategic advisory, M&A, restructuring and capital structure advisory, capital markets advisory and energy underwriting and research. We believe we have established a reputation for the quality of our advice across these products and will continue to deepen our capabilities in the core product areas we compete in today. As we expand our client base and deepen our relationships with those clients, their need for a broader and more developed array of advisory services may grow. We plan to also invest in expanding our capabilities to provide additional advisory services where we believe such expansions can represent a compelling value proposition to our clients and an attractive commercial opportunity for us.
Investing to Drive Innovation and Insights: We believe that the market for advisory services is undergoing a period of transition away from solely transactional advice. Independent thought leadership and critical and innovative thinking are increasingly valued and expected from a trusted advisor on a continuous basis. To succeed in this new paradigm, we plan to invest rigorously in driving innovation in the way we work with clients, in the ideas that we generate for clients and in insights into the specific challenges our clients face in their target markets, taking into account, among other things, the technological disruption currently facing all industries.

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Attracting, Developing and Retaining World-Class Talent to the Firm: Attracting and retaining world-class talent at the firm is a critical component to our growth and to our success. We will continue to attract, develop and retain advisory professionals who seek an environment where they can collaborate to deliver excellent advice to their clients. The profiles of the people we aim to recruit are consistent in that (i) they have a strong desire to devote their full time to advising clients, (ii) they are highly committed individuals, often with a long track-record at their prior firm, (iii) they are not afraid to be honest with their clients when “no” might be the right answer, (iv) they are willing to make a long-term commitment to our Company and (v) they are committed to mentorship and investing in expanding our commitment to diversity and inclusion.
We have also put significant emphasis on the training and professional development of all of our professionals, and we are committed to continue investing meaningful resources in our human capital with commitment to investing in our commitment to diversity and inclusion. As a result, we have a deep bench of internally developed talent at all levels, as evidenced by an increasing number of internal senior promotions. We believe that the combination of our efforts to internally develop professionals and to continue growing through lateral hires provides for a vibrant environment that fosters adoption of best practices and diversity.
Maintaining Discipline in How We Manage Our Business: We manage our business in an effort to deliver value creation to our shareholders. To accomplish this, we demand accountability at all levels, including our sector, product and corporate teams. This culture of accountability helps ensure that appropriate balance is in place to drive responsible profit margin expansion over time while at the same time continuing to invest in growth. We also apply opportunities for investment to drive innovation, investments in new external hires and the establishment of new offices. We believe that this discipline will enable us to maintain our competitive edge while also delivering appropriate returns and long-term value creation to our shareholders.
We believe all of these factors are important to our continued success. Additionally, we believe we will benefit from growing comfort in the independent advisory model from business leaders across the sectors of the economy which we believe will expand our overall market opportunity.
Our Advisory Offerings
We are a leading independent provider of strategic and financial advice to clients across a range of the most active sectors and international markets. We believe that the demand for independent strategic and financial advice is growing, and that our integrated approach combining deep industry insights, significant technical, product and transactional expertise, and rigorous work ethic creates a significant opportunity for our Company. Since our founding, we have rapidly scaled our global platform. We believe clients value our ability to put their interests ahead of our own and, accordingly, will increasingly want us by their side.
Our Clients
We provide advisory services to a wide range of clients globally, including large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions. We deliver the full resources of our firm and high level senior banker attention to every client, regardless of size or situation.
Our business provides services to multiple industry sectors, geographic markets and advisory service offerings, which we believe offer us an opportunity to realize sustainable growth. Our primary areas of industry focus include: Consumer & Retail; Energy; Financial Institutions; Healthcare; Industrials; and Technology, Media & Telecommunications.
We complement our industry focus with extensive advisory expertise in the largest international advisory markets. We operate primarily out of ten offices in the United States, Canada, the United Kingdom, France and Germany, and we have deep international experience that has enabled us to work extensively with clients worldwide. Since our inception, we have advised over 1,000 clients on transactions in over 40 countries.
We seek to generate repeat business from our clients by becoming long-term partners to them, rather than being viewed as solely transaction focused. In an effort to develop new client relationships, we maintain an active dialogue

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with a large number of potential clients, as well as with their financial and legal advisors, on an ongoing basis. We continue to build new relationships through our business development initiatives, proprietary client engagement (including sector or product focused conferences), growing our senior team with professionals who bring additional client relationships, and through introductions from our strong network of relationships with senior executives, board members, attorneys and other third parties. We have also grown our business through client referrals, which we proudly believe validates such clients' satisfaction with our services.
Our Advisory Services
We seek to advise our clients throughout their corporate evolution, with the full range of our advisory capabilities. Those services include advice related to mission-critical strategic and financial decisions, M&A execution, shareholder and defense advisory, capital raising, structure and restructuring, capital markets advisory, energy underwriting and equity research.
M&A and Strategic Advisory: We have established a leading M&A and strategic advisory practice, advising clients on a range of strategic issues, risks and opportunities impacting their businesses. In these advisory relationships, we work closely with our clients through all stages of their assessment and evaluation of a range of strategic opportunities. Often, such situations can be complex and are mission-critical to the success of our client's businesses. In these situations, we believe we have built a reputation for providing valuable insights, experience, deep strategic thinking, rigor, technical expertise and a personalized approach in our partnerships with our clients to thoughtfully achieve their objectives.
Liability Management and Capital Structure Advisory: We have built a leading franchise to serve the liability management market (including restructuring). Our liability management professionals partner with our industry professionals to provide holistic advice related to capital structure and potential solutions in anticipated or actual financial distress situations, including corporate workouts, Chapter 11 proceedings, and prepackaged bankruptcies. We advise both companies and creditors, utilizing our strong relationship network to access capital, identify potential partners and drive support for our transactions. We understand that during times of financial distress, having a true and trusted partner as an advisor is of critical importance, and our partnership and collaboration with our clients during these times have helped us develop long-lasting relationships.
Capital Markets Advisory: We also advise clients on capital markets matters, both in transaction-related and ordinary course financing execution. We provide comprehensive capital structure advice and help our clients develop financing solutions tailored to their specific needs. We partner with our clients to advise on all aspects of public and private debt and equity transactions. For example, we have an active private capital raising business focused on providing privately marketed and negotiated financing solutions to clients requiring substantial amounts of capital to fund growth initiatives or other specific financing needs. We believe our independence and objectivity, coupled with our deep experience in such matters, inform our market views and enhance the likelihood of a successful transaction for our clients.
Special Purpose Acquisition Companies: We have a relationship with the sponsor of PWP Forward Acquisition Corp. I (“PFAC”), a special purpose acquisition company (“SPAC”) that was formed to effect a business combination with a company that is founded by, led by or enriches the lives of women. We may in the future have relationships with subsequent SPACs and similar entities. SPACs provide us with opportunities to use our expertise to assist private companies in accessing growth capital and becoming publicly-traded companies. We believe working with growth companies enhances our network and facilitates dialogues with other participants in the industry, and subsequently may lead to business opportunities.
Collaborations with Other Firms: The Company has entered into collaborative relationships with certain other firms, including Mizuho Securities Co., Ltd., Banco Itau BBA S.A., and CICC US Securities, Inc. Under these collaborative relationships, the Company and such other firms have expressed their non-binding intention to provide strategic advice to certain companies within applicable regions. We believe that the collaborations, while generally not exclusive, will create new opportunities for the clients of both the Company and its collaborators as they benefit from the firms' combined experience, deep industry insights and market and regional intelligence. As part of the collaborations, the firms may second personnel to each other. The Company and its collaborators may approach

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applicable companies jointly and will seek to equitably share the fees earned from such clients. We are constantly evaluating the opportunity to collaborate with other organizations across disciplines to enhance our advisory service offerings to our clients.
Our Results
Since our inception, we have advised on over $1 trillion of M&A transactions with over 1,000 clients in over 40 countries across a broad range of transaction types. Our clients include large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions. We strive to maintain long-term relationships with these clients and in many cases work with them across multiple transactions.
Some illustrations of the noteworthy transactions in which we have advised clients in recent years include:

Large-Cap Advisory		Mid-Cap Advisory		Restructuring / Capital Markets
Client	Transaction	Client	Transaction	Client	Transaction
	Financial advisor to Royal Dutch Shell in connection with the $9.5B sale of Shell's Permian business to ConocoPhillips		Financial advisor to HELLA in connection with HELLA's €6.8B business combination with Faurecia		Financial advisor to Invitae Corporation in connection with its $1.15B Convertible Notes Offering to SB Management
	Lead financial advisor to Baxter in connection with Baxter's $12.4B acquisition of Hillrom		Financial advisor to MKS Instruments in connection with MKS's $6.5B acquisition of Atotech		Financial advisor to Garrett Motion in connection with its Chapter 11 process
	Financial advisor to Vonovia in connection with Vonovia's €29B business combination with Deutsche Wohnen		Financial advisor to Luminex in connection with its $1.8B sale to DiaSorin		Capital markets advisor to Maravai LifeSciences on pricing of upsized Initial Public Offering
	Advisor to the Independent Transaction Committee of Discovery, Inc. in connection with Discovery’s $22.2B business combination with AT&T’s WarnerMedia		Exclusive financial advisor to Kraft Heinz in connection with the $3.35B sale of its Planters brand to Hormel Foods Corporation		Independent capital markets advisor to Maravai LifeSciences on its follow-on offering of common stock
	Financial advisor to Veolia in connection with Veolia's €25.9B merger with Suez		Financial advisor to PureCycle Technologies in its merger with Roth CH Acquisition I Co. and $1.2B listing on the Nasdaq		Financial advisor to Royal Caribbean Cruises Ltd. in connection with multiple financing transactions across both the debt and equity capital markets
	Advisor to Owl Rock Capital Partners LP in executing a definitive business combination agreement with Dyal Capital Partners to form Blue Owl Capital Inc. and list on NYSE via a $12.5B business combination with Altimar Acquisition Corporation		Financial advisor to Precision Medicine Group, LLC in majority investment and recapitalization transaction led by The Blackstone Group Inc.		Advisor to the Ad Hoc Committee in Pacific Gas and Electric Company’s debt restructuring

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Large-Cap Advisory		Mid-Cap Advisory		Restructuring / Capital Markets
Client	Transaction	Client	Transaction	Client	Transaction
	Exclusive financial advisor to Northrop Grumman Corp. on the sale of its Federal IT and Mission Support Services Business to Veritas Capital Fund Management, LLC for $3.4B		Financial advisor to KKR in connection with KKR's $5.3B acquisition of Cloudera		Financial advisor to Alta Mesa Resources, Inc. in connection with its Chapter 11 process
	Exclusive advisor to Northrop Grumman Corp. in its $9.2B acquisition of Orbital ATK, Inc.		Financial advisor to KKR & Co. Inc. on its $4.3B acquisition of a majority stake in Coty Inc.’s Professional Beauty and Retail Hair businesses and $1.0B investment in Coty Inc. in the form of convertible preferred shares		Financial advisor to Del Monte Foods, Inc. and Del Monte Pacific Limited on capital structure refinancing
	Advisor to the Supervisory Board of Peugeot S.A. on its $26B merger with Fiat Chrysler Automobiles N.V.		Lead financial advisor to Invitae Corp. in connection with $1.4B business combination with ArcherDX, Inc.		Financial advisor to Sabre Corp. on its $1.1 billion secured and exchangeable note offerings
	Sole financial advisor to Oaktree Capital Group, LLC in 62% sale to Brookfield Asset Management Inc.		Sole financial advisor to PayPal Holdings, Inc. on its $4B acquisition of Honey Science Corporation		Financial advisor to the Ad Hoc Group of Constitutional Debtholders on settlement with Puerto Rico Oversight and Management Board
	Advisor to Altria Group, Inc. in connection with its stake in SABMiller plc’s $107B sale to Anheuser-Busch InBev SA/NV		Advisor to Occidental Petroleum Corp. on formation of Midland Basin JV with EcoPetrol for $1.5B		Advisor to Legacy Reserves Inc. in its joint Chapter 11 plan of reorganization
	Advisor to Altria Group, Inc. in its $12.8B investment in JUUL Labs, Inc.		Exclusive financial advisor to Cantel Medical Corp. on its $775M acquisition of Hu-Friedy Mfg. Co.		Exclusive financial advisor to the Special Committee of the WeWork Board of Directors
	Financial advisor to Altria Group, Inc. on its $1.8B acquisition of Cronos Group Inc.		Advisor to Altran Technologies SA in relation to Capgemini SE’s €5B public takeover offer		Advisor to one of the largest creditors in Sears, Roebuck and Co.’s debt restructuring
	Advisor to E.ON SE in its $54B acquisition of innogy SE and exchange of assets with RWE AG		Exclusive advisor to SodaStream International, Ltd. in its $3.2B sale to PepsiCo Inc.		Advisor to iHeartMedia, Inc. independent directors
	Lead advisor to Becton, Dickinson and Co. in its $24B acquisition of C.R. Bard, Inc.		Advisor to Apache Corporation in the $3.5B formation of Altus Midstream LP		Advisor to Concordia International Corp. in its restructuring and capital raise through Canadian CBCA process
Our Commitment to Environmental, Social and Governance Leadership
We believe that leadership in the Environmental, Social and Governance (“ESG”) issues is a central element of our Company's mission because our success is tied to how responsibly and sustainably we run our business. Over the past few years, we have taken steps to oversee and manage business-relevant ESG factors that impact the long-term interests of our stakeholders, such as engaging our employees and promoting a diverse and inclusive workplace, safeguarding our data through a robust cybersecurity program, and adhering to best practices in corporate governance and risk assessment and mitigation. Our Board of Directors, as well as our management team, provide

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direction and oversight with respect to the evolving priorities of our Company's ESG initiatives, organized into three pillars, which, in turn, contain focus areas for our attention and action:
•Environmental. The Environmental pillar is focused on assessing and monitoring our environmental footprint, and proactively raising our firm-wide awareness of environmental risk and opportunity by committing to sustainable practices to oversee environmental aspects in our business activities.
•Social. The Social pillar is focused on promoting diversity and inclusion, reinforcing our commitment to engage, develop and motivate our employees, and maintaining a rigorous cybersecurity program to protect our valuable data.
•Governance. The Governance pillar is focused on upholding our commitment to ethical business conduct, professional integrity and corporate responsibility by integrating strong governance and enterprise risk management oversight across all aspects of our business.
We plan to report how we oversee and manage ESG factors material to our business under the industry-specific ESG framework recommended by the Sustainability Accounting Standards Board (“SASB”) for the Financials—Investment Banking industry, and also evaluate how our ESG objectives align with elements of the United Nations Sustainable Development Goals.
Our People and Inclusive Culture
We believe that our people are our most valuable asset. Our goal is to attract, develop and retain the best and brightest talent in our industry across all levels. We strive to foster a collaborative environment, and we seek individuals who are deeply committed to their clients, passionate about our business and additive to our culture.
Since our founding we have experienced significant growth of our team. At founding in 2006, we began the firm with 16 advisory professionals, including ten advisory partners. By 2010, we had grown our firm to 137 advisory professionals, including 24 advisory partners. By 2014, we had grown our firm to 183 advisory professionals, including 32 advisory partners. As of June 30, 2021, we serve our clients with 372 advisory professionals, including 57 advisory partners, based in ten offices, located in five countries around the world.
The drivers of the growth of the firm include a combination of internal promotions, lateral recruiting in our areas of focus and, in the case of the TPH Business Combination (as defined below), the addition of a substantial number of new partners and advisory professionals through a business combination. In addition to this promotion and addition of external hires, we have also maintained significant discipline in how we assess our advisory professionals within our culture and our strategic and financial objectives. Accordingly, we have developed a comprehensive internal review process and significantly evolved the partnership over our history. Today, we believe we have established a rigorous recruiting and review process that ensures that we maintain consistently high levels of performance and of quality among our advisors, which best positions us to serve our clients and their growing advisory needs.
Our partners are compensated based on their overall contribution to value creation for our Company. Contribution includes, among other things, the quality of advice and execution provided to clients, intellectual content and thought leadership, the financial contribution to the Company, the commitment made to recruiting new talent, the creation of an inclusive work environment and the overall spirit of partnership they demonstrate in working with their colleagues and their clients. We do not compensate on a commission-based pay model, whereby bankers are rewarded solely based upon financial contribution. We believe that our compensation model encourages a collaborative environment and attracts talented advisory professionals to join our Company.
We recruit our junior professionals from the world's leading undergraduate and graduate programs. We have developed a dedicated campus recruiting effort through which we have hired approximately 280 analysts and associates since 2017. We devote significant time and resources to attracting, training and mentoring our employees. This starts with positioning our Company to attract competitive, high caliber talent and providing a hands-on development platform from day one through our global internship program and full-time training program. As a testament to our efforts, the Vault Best Internship and Banking 25 surveys have ranked us Top Five for Investment

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Banking Internships (four of the last five years) and Top Five for Formal Training (each of the last five years). Following training, our junior professionals work closely with their deal teams to receive significant transactional experience across a wide range of products and industries. We believe this exposure enhances the investment banking experience and allows our junior professionals to develop and refine their proficiency in a broad variety of corporate finance matters at an early stage in their career. We are committed to talent retention, and our goal is to develop our brightest and most ambitious junior professionals into successful partners. To this end, 19 of our current 57 advisory partners were promoted internally.
Diversity, equity and inclusion, which is one of the focus areas of the Social pillar of our ESG initiative, have been foundational elements at our Company to create a workforce comprised of people with different backgrounds and experiences who can collectively bring a strong diversity of thought to our advisory services. In addition to a number of firm-wide policies and procedures to promote diversity, equal opportunity and anti-discrimination, our programs, such as the Women's Advisory Diversity Prep Program and the Advisory Diversity Prep Program, have been instrumental to increase representation of women and ethnically diverse junior professionals. Our focus and effort on recruiting and developing undergraduate women through the Women's Advisory Diversity Prep Program has significantly increased the number of women in our entry level classes since the program's launch in 2015. We have also implemented talent acquisition strategies, which include assessment training and resources, to ensure we attract and identify the best, most diverse junior professionals to our Company and provide an equitable hiring process. To further foster a diverse and inclusive culture, employees participate in an interactive Conscious Inclusion workshop to explore conscious and unconscious biases and their impact, increase awareness of our reactions to differences and develop strategies for implementing inclusive behaviors in the workplace.
In addition to recruiting and developing advisory professionals, we have also entered into formal relationships with certain senior advisors who work with our advisory professionals to augment our overall advisory services to our clients. These individuals are generally former business leaders who previously worked within the sectors on which we focus. They bring a wealth of personal experience confronting many of the challenges our clients face and thereby complement our thought partnership with our clients. Our senior advisors are specifically selected to help us broaden the profile of advisory services we can deliver to our clients and address a larger scope of our clients' challenges, beyond traditional investment banking advice.
Our Focus on Cybersecurity
We strive to protect the reputation of our Company by establishing, protecting and defending our data and systems in a number of ways through a combination of processes, tools, and awareness-building. We adhere to the best practices outlined in the National Institute of Standards and Technology (“NIST”) and International Organization for Standardization (“ISO”) frameworks, and our policies and procedures in managing personally identifiable information (“PII”) are in compliance with General Data Protection Regulation (“GDPR”) requirements.
We maintain an ongoing process to enhance security and optimize our IT systems, and regularly conduct security assessments and testing of our systems to verify our systems' integrity to protect against the compromise from both internal and external sources. In addition to identifying information security risks, we have put robust controls in place to seek to reduce or mitigate such risks. Cybersecurity training is conducted annually and we maintain system logs of user activities, exceptions, and security events for a period consistent with industry best practices unless otherwise required by law, regulation or contractual obligation.
Multi-factor authentication is used for all remote access mechanisms that provide employee access to our infrastructure or data, and we employ rigorous measures to appropriately handle and protect sensitive and confidential data. We take precautionary measures to minimize, to the extent possible, the use of PII and the electronic or courier-based transmission of sensitive and confidential data, relying instead on approved and secured digital data transfer services which provide a tightly controlled and selective access to such information. All data is appropriately secured when at-rest or in-transit, and industry standard encryption is used to the maximum extent possible. We also take multiple steps to ensure our ability to restore data in the event of data failure, corruption, accidental deletion, or malicious tampering.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
The TPH Business Combination
On November 30, 2016, we completed a business combination with Tudor, Pickering, Holt & Co., LLC, an independent advisory firm focused on the energy industry that shares our culture and strategic vision (the “TPH Business Combination”). TPH was founded in 2007 (through a combination of Tudor Capital and Pickering Energy Partners, founded in 2004) and is headquartered in Houston, Texas.
This combination strengthened our position serving the energy sector and enabled deeper penetration in energy-adjacent sectors, such as chemicals and diversified industrials. The combination also added TPH's securities business, which we believe is recognized for its deep domain research and thought-leadership, and strengthened our capabilities in providing capital markets solutions to our clients.
We believe the success of this combination can be derived from many factors including:
•Shared Common Culture: The founders of both our Company and TPH have long-standing relationships, initially working at common Wall Street investment banks. This unique shared heritage of our founders provided a common foundation upon which each firm was built and we believe has allowed for seamless integration and successful commercial synergy.
•Significant Advisory Synergy: As standalone businesses, we believed our Company and TPH were not fully capitalizing on the potential of the respective franchises. In the case of TPH, their sole focus on energy limited their ability to justify investments in a broader advisory offering, including most notably in restructuring advice. In the case of our Company, despite a strong restructuring advisory franchise, a limited presence in the energy sector left our Company less equipped to penetrate the sector as deeply as the opportunity would warrant. As a combined entity, we believe we have seen significant potential of the combined organization, as we have leveraged industry or advisory service knowledge across the respective businesses.
•Aligned Interests: Through the TPH Business Combination, we combined two firms with shared cultures into one partnership focused on a common goal of independence with a particularly deep focus on sector expertise.
PWP Separation
On February 28, 2019, we effected the PWP Separation of our advisory business from the asset management business of PWP OpCo pursuant to a master separation agreement, pursuant to which PWP Capital Holdings LP (“PWP Capital”) became the holding company for our asset management business and PWP OpCo continued to be the holding company for our advisory business. For additional information about the PWP Separation and our relationship with PWP Capital, see “Certain Relationships and Related Persons Transactions—PWP Related Party Transactions—Agreements with PWP Capital.”
Business Combination
On June 24, 2021, we consummated the Business Combination pursuant to that certain Business Combination Agreement, dated as of December 29, 2020, by and among the Company, FinTech Investor Holdings IV, LLC, a Delaware limited liability company, FinTech Masala Advisors, LLC, a Delaware limited liability company, PWP OpCo, PWP GP LLC, PWP GP, Professional Partners, and Professionals GP. As contemplated by the Business Combination Agreement:
i)The Company acquired newly-issued common units of PWP OpCo in exchange for cash in an amount equal to the outstanding excess cash balances of the Company (including the proceeds from the PIPE Investment) as of Closing net of redemptions elected by the Company's public stockholders pursuant to their redemption rights described below and net of transaction costs of the Company;
ii)Professional Partners contributed equity interests of PWP GP, the general partner of PWP OpCo, to the Company;

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
iii)the Company issued to PWP OpCo, which distributed (A) to Professional Partners, new shares of Class B-1 common stock, which have 10 votes per share (for so long as Professional Partners or its limited partners as of the Closing maintain direct or indirect ownership of at least 10% of the issued and outstanding PWP OpCo Class A partnership units, at which point such Class B-1 common stock shall have one vote per share) and (B) to ILPs, new shares of Class B-2 common stock, which have one vote per share, with the number of shares of such common stock to be issued to equal the number of common units of PWP OpCo that will be held by Professional Partners and such ILPs, respectively, following the Closing, but prior to redemption of certain electing ILPs and Legacy Partners; and
iv)the Company repaid certain indebtedness of PWP OpCo and its subsidiaries, including the repayment of all outstanding borrowings under the Revolving Credit Facility (as defined below) and redemption of the Redeemed Notes, and paid certain expenses, and PWP OpCo, first redeemed PWP OpCo units held by certain electing ILPs, and second, redeemed PWP OpCo units held by certain electing Legacy Partners and retained any remaining proceeds for general corporate purposes.
On June 22, 2021, the Company's stockholders, at a special meeting, approved and adopted the Business Combination Agreement, and approved the Business Combination proposal and the other related proposals presented in the definitive proxy statement filed with the SEC on May 27, 2021 (the “Proxy Statement”).
The aggregate value of the consideration paid as the implied equity value for the combined company was approximately $975,000,000, including certain cash consideration in the approximate amount of $230,000,000, which was financed with the funds available in the trust account established in connection with the IPO (the “Trust Account”) as well as the PIPE Investment in the amount of $125,000,000.
Concurrently with the execution of the Business Combination Agreement, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors collectively subscribed for 12,500,000 shares of our Class A common stock for an aggregate purchase price equal to $125,000,000, including $1.5 million subscribed by entities related to the Sponsor. The PIPE Investment was consummated in connection with the consummation of the Business Combination. See “Business Combination” for a summary of the Subscription Agreements.
On the Closing Date of the Business Combination, we entered into certain related agreements, including the Tax Receivable Agreement, Amended and Restated Registration Rights Agreement and Stockholders Agreement (each of which is described in the section titled “Business Combination”).
On Closing Date, the combined company was organized into an “Up-C” structure, pursuant to which, among other things, the Company has acquired interests in PWP OpCo, which is jointly-owned by the Company, Professional Partners and certain existing partners of PWP OpCo, following which PWP OpCo serves as the Company's operating partnership.
On June 25, 2021, the combined company’s Class A common stock and warrants began trading on The Nasdaq Global Select Market under the ticker symbols “PWP” and “PWPPW”, respectively.
Organizational Structure
We are a holding company and our only material assets are our partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP. We operate and control all of the business and affairs of our advisory business, as run by PWP OpCo and its operating entity subsidiaries, indirectly through our equity interest in PWP GP.
The following diagram illustrates our organizational structure following the Business Combination.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Immediately following this offering and the application of the proceeds of our issuance and sale of shares of Class A common stock as described under “Use of Proceeds”:

Professionals GP
Limited Partners
Public Stockholders
ILPs
Sole General Partner
Partner Holdings
100% Class A Common Stock
100% Class B-1 Common Stock
Perella Weinberg Partners
100% Class B-2 common stock
100% Equity Interest
49.0% Class A partnership units
100% Class B-1 and Class B-2 Partnership units
4.9% Class A partnership units
PWP GP
46.1% Class A Partnership units
Sole General Partner
PWP OpCo
Operating Entities

•the Company will hold PWP OpCo Class A partnership units representing           % of the total number of PWP OpCo Class A partnership units (or          % if the underwriters exercise their option to purchase additional shares in full);
•the ILPs will hold PWP OpCo Class A partnership units representing         % of the total number of PWP OpCo Class A partnership units (or          % if the underwriters exercise their option to purchase additional shares in full); and
•Professional Partners will hold PWP OpCo Class A partnership units representing       % of the total number of PWP OpCo Class A partnership units (or        % if the underwriters exercise their option to purchase additional shares in full).
Implications of Being an Emerging Growth Company
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.
Risk Factor Summary
Our business and financial condition is subject to numerous risks and uncertainties. Below is a summary of material factors that make an investment in our securities speculative or risky. The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under the section titled “Risk Factors” in this prospectus beginning on page 33. The below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should consider carefully the risks and uncertainties described under the section titled “Risk Factors” as part of your evaluation of an investment in our securities:
•The scale, scope and duration of the impact of the COVID-19 pandemic on our business is unpredictable and depends on a number of factors outside of our control. We cannot reasonably predict the magnitude of the ultimate impact that COVID-19 will have on us and whether the impact may have a sustained adverse effect on our business, revenues, operating results and financial condition.
•Our ability to retain Working Partners and key employees is critical to the success of our business.
•Our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.
•Our inability to successfully identify, consummate and integrate strategic transactions such as joint ventures, strategic investments and acquisitions may result in additional risks and uncertainties in our business.
•Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.
•Our revenue in any given period is dependent on the number of fee-paying clients in such period, and a significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.
•Substantially all of our revenue is derived from advisory fees, including fees that are largely contingent upon the completion of events which may be out of our control, such as the completion of a transaction and, as a result, our revenue and profits are highly volatile on a quarterly basis.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
•Our engagements are often singular in nature and do not provide for subsequent engagements, which could cause our revenues to fluctuate materially from period to period.
•Our clients may be unable to pay us for our services.
•Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.
•We face strong competition from other financial advisory firms, many of which have the ability to offer clients a wider range of products and services than those we can offer, which could cause us to lose engagements to competitors, fail to win advisory mandates and subject us to pricing pressures that could materially adversely affect our revenue and profitability.
•Goodwill and other intangible assets represent a significant portion of our assets, and an impairment of these assets could have a material adverse effect on our business, financial condition and results of operation.
•We may be unable to execute on our growth initiatives, business strategies or operating plans.
•As a member of the financial services industry, we face substantial litigation risks.
•Our business is subject to various cybersecurity and other operational risks.
•We may enter into new lines of business which may result in additional risks and uncertainties in our business.
•Fluctuations in foreign currency exchange rates could adversely affect our results.
•The historical consolidated and unaudited pro forma financial information in this prospectus is not representative of the results we would have achieved as a stand-alone public company and may not permit you to predict our future results.
•Extensive and evolving regulation of our business and the business of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.
Corporate Information
We were incorporated on November 20, 2018 as a Delaware corporation under the name “FinTech Acquisition Corp. IV” and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On June 24, 2021, in connection with the consummation of the Business Combination, we changed our name to “Perella Weinberg Partners.” Our principal executive offices are located at 767 5th Ave, New York, NY 10153, and our telephone number is (212) 287-3200. Our website is https://pwpartners.com/. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
THE OFFERING
The summary below contains basic information about this offering. It does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus before making an investment decision. As used in this section, the terms “us,” “we” and “our” refer to Perella Weinberg Partners and not to any of its subsidiaries.

Issuer	Perella Weinberg Partners.

Class A common stock to be offered	shares.

Option to purchase additional shares	shares.

Class A common stock outstanding as of the date of this prospectus
           shares. This number excludes            shares of Class A common stock issuable in exchange for PWP OpCo Class A partnership units and upon conversion of shares of our Class B common stock. If all outstanding PWP OpCo Class A partnership units were exchanged and all outstanding shares of Class B common stock were converted, we would have             shares of Class A common stock outstanding as of the date of this prospectus.

Class A common stock to be outstanding immediately after this offering and the application of the proceeds from our issuance and sale of shares of Class A common stock as described under “Use of Proceeds”

            shares. This number excludes            shares of Class A common stock issuable in exchange for PWP OpCo Class A partnership units and upon conversion of shares of our Class B common stock following this offering. If all PWP OpCo Class A partnership units outstanding following this offering and the application of the proceeds thereof were exchanged and all shares of Class B common stock outstanding following this offering and the application of proceeds thereof were converted, we would have            shares of Class A common stock outstanding immediately following this offering and the application of the proceeds from our issuance and sale of shares of Class A common stock as described under “Use of Proceeds.”

Class B-1 common stock outstanding as of the date of this prospectus	shares (convertible into shares of Class A common stock).

Class B-1 common stock to be outstanding immediately following this offering and the application of the proceeds from our issuance and sale of shares of Class A common stock as described under “Use of Proceeds”
shares (convertible into shares of Class A common stock).

Class B-2 common stock outstanding as of the date of this prospectus	shares (convertible into shares of Class A common stock).

Class B-2 common stock to be outstanding immediately following this offering and the application of the proceeds from our issuance and sale of shares of Class A common stock as described under “Use of Proceeds”	shares (convertible into shares of Class A common stock).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $          , based on an assumed public offering price of $          per share, which was the last reported closing sale price of our Class A common stock on The Nasdaq Global Select Market on      , 20    , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to purchase from certain holders (i) outstanding PWP OpCo Class A partnership units and (ii) outstanding shares of our Class B common stock. See “Use of Proceeds” for additional information.

Voting rights
Each share of our Class A common stock entitles its holder to one vote for each share held of record on all matters submitted to a vote of stockholders.
Each share of our Class B-1 common stock entitles Professional Partners to (i) for so long as the Class B Condition is satisfied, ten votes for each share held of record, and (ii) after the Class B Condition ceases to be satisfied, one vote for each share held of record. Professional Partners, holds all outstanding shares of our Class B-1 common stock, enabling it to exercise majority voting control over us and, indirectly, over PWP OpCo.
Each share of our Class B-2 common stock entitles its holder to one vote for each share held of record on all matters submitted to a vote of stockholders.
The aggregate number of shares of our Class B common stock outstanding is equal to the aggregate number of outstanding PWP OpCo Class A partnership units that are held by Professional Partners and ILPs.
Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our second amended and restated certificate of incorporation or as required by applicable law. See “Description of Securities—Class B Common Stock.”
Upon completion of this offering and the application of the proceeds from our issuance and sale of shares of Class A common stock as described under "Use of Proceeds," holders of our Class A common stock who are not affiliated with our directors and executive officers will own approximately       % of our Class A common stock and will have approximately      % of the voting power in the Company (or approximately      % and         %, respectively, if the underwriters exercise their option to purchase additional shares in full).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

Exchange rights; Lock-up
Subject to the exchange procedures and restrictions set forth in the PWP OpCo LPA (as defined below) and any other procedures or restrictions imposed by us, holders of PWP OpCo Class A partnership units (other than us) may exchange these units for (i) shares of Class A common stock on a one-for-one basis (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or (ii) cash from an offering of shares of Class A common stock (based on the net proceeds received by us for such shares in such offering) with the form of consideration determined by us.
As holders of PWP OpCo Class A partnership units exchange their PWP OpCo Class A partnership units for shares of Class A common stock or cash from an offering of shares of Class A common stock, the number of PWP OpCo Class A partnership units held by us is correspondingly increased as we acquire the exchanged PWP OpCo Class A partnership units (and a corresponding number of shares of Class B common stock are converted). We may in the future cause PWP OpCo to issue additional PWP OpCo Class A partnership units that would also be exchangeable for shares of Class A common stock.
Simultaneously with each such exchange by a PWP Opco Class A unitholder, such unitholder will be required to surrender to us a corresponding number of shares of our Class B common stock, and such shares will be converted into shares of our Class A common stock or cash which will be delivered to the exchanging holder (at our option) at a conversion rate of 1:1000 (or 0.001). See “Description of Securities”.
The PWP OpCo LPA contains restrictions on the ability to exchange PWP OpCo Class A partnership units for shares of Class A common stock or cash from an offering of shares of Class A common stock, for the following periods: (i) PWP OpCo Class A partnership units held by Professional Partners will be subject to a restriction for time periods that are fully back-to-back with the lock-up periods contemplated in the amended and restated limited partnership agreement of Professional Partners (generally speaking, such lock-up periods (a) for Legacy Partners, will be 180 days after closing of the Business Combination; and (b) for Working Partners, will be between three to five years after the closing of the Business Combination), (ii) PWP OpCo Class A partnership units held by ILPs existing at the time of the Business Combination will be subject to such restriction for 180 days after the closing of the Business Combination, and (iii) any other outstanding PWP OpCo Class A partnership units not previously covered by clauses (i) and (ii) above will be subject to such restriction for a

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

period of at least twelve months following the date on which such PWP OpCo Class A partnership units were acquired. PWP GP may waive the foregoing restrictions for any single holder with respect to all or a portion of such holder's units, with no obligation to do so for any other holder. See “Business Combination—Related Agreements—PWP OpCo Limited Partnership Agreement”.

Stockholders Agreement
We have entered into a stockholders agreement with Professional Partners pursuant to which, for so long as the Class B Condition is satisfied, Professional Partners has approval rights over significant corporate actions by us. Our board of directors will nominate individuals designated by Professional Partners equal to a majority of the board of directors, for so long as the Class B Condition is satisfied.
After the Class B Condition ceases to be satisfied, for so long as the Secondary Class B Condition is satisfied, Professional Partners will have certain approval rights (including, among others, certain amendments to our second amended and restated certificate of incorporation and the PWP OpCo LPA) and our board of directors will nominate individuals designated by Professional Partners equal to one third of the board of directors. See “Business Combination—Related Agreements—Stockholders Agreement”.

Registration Rights
We have granted registration rights pursuant to which:
•We filed a shelf registration statement (the “Shelf Registration Statement”), providing for, among other things, the exchange of PWP OpCo Class A partnership units for an equivalent number of shares of our Class A common stock and the resale of shares of our Class A common stock, subject to applicable restrictions imposed by us;
•the Sponsor, Professional Partners, the ILPs and their respective transferees are entitled to certain demand registration rights in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions; and
•the RRA Parties have certain “piggy-back” registration rights, subject to customary underwriter cutbacks, issuer suspension periods and certain other conditions.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

Sponsor Share Surrender and Share Restriction Agreement; lock-up
Pursuant to the Sponsor Share Surrender and Share Restriction Agreement (as defined below), the Founder Shares and Placement Shares owned by the Sponsor are subject to transfer restrictions for six months following the closing of the Business Combination and 80% of the Founder Shares held by the Sponsor as of the Closing of the Business Combination will also be subject to vesting conditions based on certain closing share price thresholds of our Class A common stock for 20 out of any 30 consecutive trading days. See “Business Combination—Related Agreements—Sponsor Share Surrender and Share Restriction Agreement”.

Lock-up in connection with this offering
We, our officers and directors, and certain affiliated stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date that is       days after the date of this prospectus, except with the prior written consent of the underwriters. See “Underwriting”.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Transfer Agent and Registrar	American Stock Transfer & Trust Company, LLC.

Nasdaq Global Select Market symbol	“PWP”.
The number of shares of our Class A common stock outstanding as of the date of this prospectus excludes            shares of Class A common stock issuable in exchange for PWP OpCo Class A partnership units and upon conversion of shares of our Class B common stock. If all outstanding PWP OpCo Class A partnership units were exchanged and all outstanding shares of Class B common stock were converted, we would have            shares of Class A common stock outstanding as of the date of this prospectus.
Unless the context requires otherwise, in this prospectus the number of shares of Class A common stock outstanding as of the date of this prospectus excludes:
•shares of Class A common stock available for future issuance under the Incentive Plan;
•shares of our Class A common stock issuable upon the exercise of outstanding Warrants; and
•shares of our Class A common stock issuable upon the settlement of outstanding restricted stock units.
Unless otherwise indicated, all information contained in this prospectus, including the number of shares of Class A common stock that will be outstanding immediately after this offering, assumes or gives effect to:
•no exercise of the outstanding Warrants or settlement of restricted stock units described above; and
•no exercise by the underwriters of their option to purchase additional shares of our common stock.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
SUMMARY HISTORICAL FINANCIAL AND OTHER INFORMATION OF PWP
The summary historical financial and operating data of PWP is presented below as of the dates and for the periods indicated. The statements of operations data for the years ended December 31, 2020, 2019 and 2018 and the statements of financial condition data as of December 31, 2020 and 2019 have been derived from PWP's audited historical consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2017 and the statements of financial condition data as of December 31, 2018 and 2017 have been derived from PWP's audited historical consolidated financial statements not included in this prospectus. The statements of operations data for the unaudited six months ended June 30, 2021 and 2020 and statements of financial condition data presented as of June 30, 2021 have been derived from PWP's unaudited condensed consolidated financial statements included elsewhere in this prospectus. The statement of financial condition data presented as of June 30, 2020 has been derived from PWP's unaudited condensed consolidated financial statements not included in this prospectus. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with the basis on which PWP's audited historical consolidated financial statements have been prepared and, in the opinion of its management, reflect all adjustments, of a normal recurring nature, considered necessary for a fair presentation of such data.
PWP's historical results and revenue information presented below are not necessarily indicative of the results to be expected for any future period and results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the full year or any other period. In connection with the Business Combination, PWP was determined to be the accounting acquirer.
The following summary financial and other data should be read together with “PWP's Management's Discussion and Analysis of Financial Condition and Results of Operations” and PWP's historical consolidated financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Statement of Operations Data
Revenues	$425,322	$206,997	$518,986	$533,297	$701,989	$418,443
Expenses
Compensation and benefits	273,874	144,765	374,332	349,819	477,606	279,055
Equity-based compensation	13,222	12,364	24,815	193,299	199,052	206,849
Total compensation and benefits	287,096	157,129	399,147	543,118	676,658	485,904
Non-compensation expenses	60,696	74,164	134,435	145,298	132,748	106,442
Total operating expenses	347,792	231,293	533,582	688,416	809,406	592,346
Operating income (loss)	77,530	(24,296)	(14,596)	(155,119)	(107,417)	(173,903)
Non-operating income (expenses)
Related party revenues	3,774	4,771	9,263	8,810	—	—
Other income (expense)	(1,328)	2,850	185	108	(634)	(1,796)
Change in fair value of warrant liabilities	948	—	—	—	—	—
Loss on debt extinguishment	(39,408)	—	—	—	—	—
Interest expense	(7,464)	(7,970)	(15,741)	(15,395)	(15,164)	(15,429)
Total non-operating income (expenses)	(43,478)	(349)	(6,293)	(6,477)	(15,798)	(17,225)
Income (loss) before income taxes	34,052	(24,645)	(20,889)	(161,596)	(123,215)	(191,128)
Income tax benefit (expense)	(2,545)	(1,544)	(3,453)	(2,423)	(2,542)	646
Net income (loss)	31,507	$(26,189)	$(24,342)	$(164,019)	$(125,757)	$(190,482)
Less: Net income (loss) attributable to non-controlling interests	44,006
Net income (loss) attributable to Perella Weinberg Partners	$(12,499)

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PURSUANT TO 17 C.F.R. §200.83

	As of or For the Six Months Ended June 30,		As of or For the Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Statement of Financial Condition Data (period end)
Total assets	$610,452	$378,747	$542,953	$524,845	$616,855	$391,610
Debt, net of unamortized debt discounts and issuance costs	—	166,944	146,965	153,001	139,615	136,389
Total liabilities	349,689	322,845	468,770	442,940	524,336	346,222
Total equity	260,763	55,902	74,183	81,905	92,519	45,388
Other Data and Metrics
Advisory professionals at period-end	372	353	395	402	371	347
Advisory Partners at period-end	57	52	54	54	46	43
Number of fee-paying clients during the period	149	102	175	179	197	187
Number of fee-paying clients $1 million or more during the period	70	44	99	100	105	94
Percentage of total revenues from top 10 transactions during the period	38%	50%	32%	39%	37%	32%

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Advisory fees	$420,593	$203,700	$511,251	$524,126	$684,945	$409,284
Reimbursed expenses(1)	2,799	2,922	6,461	6,729	7,258	7,759
Co-advisor advisory fees(2)	1,930	375	1,274	2,442	9,786	1,400
Revenues	$425,322	$206,997	$518,986	$533,297	$701,989	$418,443
__________________
(1)Reimbursed expenses include amounts reimbursed by PWP clients for collection of expenses.
(2)Co-advisor advisory fees include amounts reimbursed by PWP's clients for professional fees pursuant to certain co-advisory engagements incurred on their behalf. Certain of PWP's advisory engagements are structured as co-advisory engagements whereby another company earns fees for providing advisory services to the client as well. In certain of these cases there is a single engagement letter whereby we are principal with the client and then separately contract with the co-advisor.

Revenue by Quarter(1)
June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
($ in thousands)
$255,520	$169,802	$189,145	$122,844	$114,601	$92,396	$171,881	$169,795	$91,521
__________________
(1)Revenue information for each of the quarters in the years ended December 31, 2020 and 2019, have been derived from the books and records of PWP. Such quarterly revenue information has not been audited or reviewed in accordance with US generally accepted auditing standards.
Non-GAAP Financial Measures
In addition to financial measures presented in accordance with United States generally accepted accounting principles (“GAAP”), PWP monitors Adjusted total compensation and benefits, Adjusted non-compensation expense, Adjusted operating income (loss), Adjusted income (loss) before income taxes and Adjusted net income (loss), each of which is a non-GAAP measure, to manage its business, make planning decisions, evaluate its performance and allocate resources.
•PWP defines “Adjusted total compensation and benefits” as total compensation and benefits excluding (i) equity-based compensation related to Professional Partners ownership which is not dilutive to investors in

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PWP or PWP OpCo, and (ii) transaction-related compensation associated with initial public offering preparation and the Business Combination.
•PWP defines “Adjusted non-compensation expense” as non-compensation expense excluding (i) TPH Business Combination related expenses, (ii) expenses related to the PWP Separation, (iii) delayed offering cost expense and (iv) transaction-related non-compensation expenses associated with the Business Combination.
•PWP defines “Adjusted operating income (loss)” as operating income (loss) excluding (i) equity-based compensation related to Professional Partners ownership which is not dilutive to investors in PWP or PWP OpCo, (ii) transaction-related compensation associated with initial public offering preparation and the Business Combination, (iii) TPH Business Combination related expenses, (iv) expenses related to the PWP Separation, (v) delayed offering cost expense and (vi) transaction-related non-compensation expenses associated with the Business Combination.
•PWP defines “Adjusted non-operating income/(expenses)” as non-operating income/(expenses) excluding (i) the change in fair value of warrant liabilities, (ii) the loss on debt extinguishment and (iii) amortization of debt costs.
•PWP defines “Adjusted income (loss) before income taxes” as income (loss) excluding income taxes before (i) equity-based compensation related to Professional Partners ownership which is not dilutive to investors in PWP or PWP OpCo, (ii) transaction-related compensation associated with initial public offering preparation and the Business Combination, (iii) TPH Business Combination related expenses, (iv) expenses related to the PWP Separation, (v) delayed offering cost expense, (vi) amortization of debt costs, (vii) transaction-related non-compensation-related expenses associated with the Business Combination, (viii) the change in fair value of warrant liabilities and (ix) the loss on debt extinguishment.
•PWP defines “Adjusted net income (loss)” as net income (loss) excluding after tax amounts for (i) equity-based compensation related to Professional Partners ownership which is not dilutive to investors in PWP or PWP OpCo, (ii) transaction-related compensation associated with initial public offering preparation and the Business Combination, (iii) TPH Business Combination related expenses, (iv) expenses related to the PWP Separation, (v) delayed offering cost expense, (vi) amortization of debt costs, (vii) transaction-related non-compensation-related expenses associated with the Business Combination (viii) the change in fair value of warrant liabilities and (ix) the loss on debt extinguishment.
PWP believes that these non-GAAP financial measures are key financial indicators of its business performance over the long term and provide useful information regarding whether cash provided by operating activities is sufficient to maintain and grow PWP's business. We believe that the methodology for determining these non-GAAP financial measures can provide useful supplemental information to help investors better understand the economics of its platform.
These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, including total compensation and benefits, non-compensation expense, operating income (loss), income (loss) before taxes and net income (loss). These non-GAAP financial measures are not universally consistent calculations, limiting their usefulness as comparative measures. Other companies may calculate similarly titled financial measures differently. Additionally, these non-GAAP financial measures are not measurements of financial performance or liquidity under GAAP. In order to facilitate a clear understanding of PWP's consolidated historical operating results, you should examine PWP's non-GAAP financial measures in conjunction with PWP's historical consolidated financial statements and notes thereto included elsewhere in this prospectus.
Management compensates for the inherent limitations associated with using these non-GAAP financial measures through disclosure of such limitations, presentation of PWP's financial statements in accordance with GAAP and reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measure, as presented below. For additional information regarding PWP's non-GAAP financial measures see

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
“PWP's Management's Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measures.”

	GAAP			Adjusted (non-GAAP)
	Six Months Ended June 30,
	2021	2020	2021 vs. 2020	2021	2020	2021 vs. 2020
	($ in thousands)
Total compensation and benefits(1)	$287,096	$157,129	83%	$272,236	$144,765	88%
Non-compensation expense(2)	$60,696	$74,164	(18%)	$54,464	$56,043	(3%)
Operating income (loss)(3)	$77,530	$(24,296)	NM	$98,622	$6,189	NM
Non-operating income/(expenses)(4)	$(43,478)	$(349)	NM	$(3,006)	$1,594	NM
Income (loss) before income taxes(5)	$34,052	$(24,645)	NM	$95,616	$7,783	NM
Net income (loss)(6)	$31,507	$(26,189)	NM	$93,222	$6,239	NM
__________________
NM = Not meaningful
(1)Reflects adjustments to remove $14.9 million and $12.4 million for the six months ended June 30, 2021 and 2020, respectively, in the Adjusted non-GAAP presentation, for public company transaction related incentives related to milestone events which were outside of the normal and recurring bonus process and equity-based compensation which includes amortization of legacy awards granted to certain partners prior to the Business Combination and Professional Partners alignment capital units (“ACUs”) and value capital units (“VCUs”) awards. The vesting of these awards does not dilute PWP shareholders relative to Professions Partners as Professional Partners’ interest in PWP OpCo does not change as a result of granting those equity awards to its working partners.
(2)Reflects adjustments to remove $6.2 million and $18.1 million for the six months ended June 30, 2021 and 2020, respectively, in the Adjusted non-GAAP presentation, for certain non-compensation expenses including business combination related expenses associated with the TPH Business Combination, expenses associated with the Business Combination and delayed offering cost expense.
(3)Reflects adjustments to remove $21.1 million and $30.5 million for the six months ended June 30, 2021 and 2020, respectively, in the Adjusted non-GAAP presentation, for the items noted in (1) and (2) above.
(4)Reflects adjustment to remove $40.5 million and $1.9 million for the six months ended June 30, 2021 and 2020, respectively, in the Adjusted non-GAAP presentation, for change in fair value of warrant liabilities, loss on debt extinguishment that resulted from the pay-off of the 7.0% Subordinated Unsecured Convertible Notes due 2026 in conjunction with the Business Combination and amortization of debt costs composed of the amortization of debt discounts and issuance costs which is included in interest expense.
(5)Reflects adjustments to remove $61.6 million and $32.4 million for the six months ended June 30, 2021 and 2020, respectively, in the Adjusted non-GAAP presentation, for the items noted in (1), (2) and (4) above.
(6)Reflects adjustments to remove items noted in (5) above as well as $0.2 million and $0.0 million for the six months ended June 30, 2021 and 2020, respectively, in the Adjusted non-GAAP presentation for the income tax impact of all non-GAAP adjustments.

	GAAP				Adjusted (non-GAAP)
	Year Ended December 31,
	2020	2019	2018	2017	2020	2019	2018	2017
	($ in thousands)
Total compensation and benefits(1)	$399,147	$543,118	$676,658	$485,904	$365,618	$349,224	$468,140	$279,055
Non-compensation expense(2)	$134,435	$145,298	$132,748	$106,442	$113,024	$134,561	$126,168	$99,255
Operating income (loss)(3)	$(14,596)	$(155,119)	$(107,417)	$(173,903)	$40,344	$49,512	$107,681	$40,133
Income (loss) before income taxes(4)	$(20,889)	$(161,596)	$(123,215)	$(191,128)	$38,015	$46,670	$95,166	$25,915
Net income (loss)(4)(5)	$(24,342)	$(164,019)	$(125,757)	$(190,482)	$34,562	$44,247	$92,624	$26,561
__________________
(1)Reflects adjustments to remove $33.5 million, $193.9 million, $208.5 million and $206.8 million for the years ended December 31, 2020, 2019, 2018 and 2017, respectively, in the Adjusted non-GAAP presentation, for equity-based compensation which includes amortization of equity awards for Professional Partners ownership which is not dilutive to investors in PWP or PWP OpCo and public company transaction related incentives related to milestone events which were outside of the normal and recurring bonus process.
(2)Reflects adjustments to remove $21.4 million, $10.7 million, $6.6 million and $7.2 million for the years ended December 31, 2020, 2019, 2018 and 2017, respectively, in the Adjusted non-GAAP presentation, for certain non-compensation expenses including business combination related expenses associated with the TPH Business Combination, expenses associated with the master separation agreement and the PWP Separation and delayed offering cost expense.
(3)Reflects adjustments to remove $54.9 million, $204.6 million, $215.1 million and $214.0 million for the years ended December 31, 2020, 2019, 2018 and 2017, respectively, in the Adjusted non-GAAP presentation, for the items noted in (1) and (2) above.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
(4)Reflects adjustments to remove $58.9 million, $208.3 million, $218.4 million and $217.0 million for the years ended December 31, 2020, 2019, 2018 and 2017, respectively, in the Adjusted non-GAAP presentation, for the items noted in (1) and (2) above as well as amortization of debt costs composed of the amortization of debt discounts and issuance costs which is included in interest expense.
(5)There is no significant income tax impact from these adjustments.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Total compensation and benefits—GAAP	$287,096	$157,129	$399,147	$543,118	$676,658	$485,904
Equity-based compensation not dilutive to investors in PWP or PWP OpCo(1)	(13,222)	(12,364)	(24,815)	(193,299)	(199,052)	(206,849)
Public company transaction related incentives(2)	(1,638)	—	(8,714)	(595)	(9,466)	—
Adjusted total compensation and benefits	$272,236	$144,765	$365,618	$349,224	$468,140	$279,055

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Non-compensation expense—GAAP	$60,696	$74,164	$134,435	$145,298	$132,748	$106,442
TPH Business Combination related expenses(3)	(3,290)	(3,290)	(6,580)	(6,580)	(6,580)	(7,187)
Business separation related expenses(4)	—	—	—	(4,157)	—	—
Delayed offering cost expense(5)	—	(14,831)	(14,831)	—	—	—
Business Combination transaction expenses(6)	(2,942)	—	—	—	—	—
Adjusted non-compensation expense(7)	$54,464	$56,043	$113,024	$134,561	$126,168	$99,255

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Operating income (loss)— GAAP	$77,530	$(24,296)	$(14,596)	$(155,119)	$(107,417)	$(173,903)
Equity-based compensation not dilutive to investors in PWP or PWP OpCo(1)	13,222	12,364	24,815	193,299	199,052	206,849
Public company transaction related incentives(2)	1,638	—	8,714	595	9,466	—
TPH Business Combination related expenses(3)	3,290	3,290	6,580	6,580	6,580	7,187
Business separation related expenses(4)	—	—	—	4,157	—	—
Delayed offering cost expense(5)	—	14,831	14,831	—	—	—
Business Combination transaction expenses(6)	2,942	—	—	—	—	—
Adjusted operating income (loss)	$98,622	$6,189	$40,344	$49,512	$107,681	$40,133

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Non-operating income (expenses)—GAAP	$(43,478)	$(349)	$(6,293)	$(6,477)	$(15,798)	$(17,225)
Change in fair value of warrant liabilities(8)	(948)	—	—	—	—	—
Loss on debt extinguishment(9)	39,408	—	—	—	—	—
Amortization of debt costs(10)	2,012	1,943	3,964	3,635	3,283	3,007
Adjusted non-operating income (expenses)	$(3,006)	$1,594	$(2,329)	$(2,842)	$(12,515)	$(14,218)

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Income (loss) before income taxes—GAAP	$34,052	$(24,645)	$(20,889)	$(161,596)	$(123,215)	$(191,128)
Equity-based compensation not dilutive to investors in PWP or PWP OpCo(1)	13,222	12,364	24,815	193,299	199,052	206,849
Public company transaction related incentives(2)	1,638	—	8,714	595	9,466	—
TPH Business Combination related expenses(3)	3,290	3,290	6,580	6,580	6,580	7,187
Business separation related expenses(4)	—	—	—	4,157	—	—
Delayed offering cost expense(5)	—	14,831	14,831	—	—	—
Business Combination transaction expenses(6)	2,942	—	—	—	—	—
Change in fair value of warrant liabilities(8)	(948)	—	—	—	—	—
Loss on debt extinguishment(9)	39,408	—	—	—	—	—
Amortization of debt costs(10)	2,012	1,943	3,964	3,635	3,283	3,007
Adjusted income (loss) before income taxes	$95,616	$7,783	$38,015	$46,670	$95,166	$25,915

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Income tax benefit (expense)— GAAP	$(2,545)	$(1,544)	$(3,453)	$(2,423)	$(2,542)	$646
Tax impact of non-GAAP adjustments (11)	151	—	—	—	—	—
Adjusted income tax benefit (expense)	$(2,394)	$(1,544)	$(3,453)	$(2,423)	$(2,542)	$646

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018	2017
	($ in thousands)
Net income (loss)— GAAP	$31,507	$(26,189)	$(24,342)	$(164,019)	$(125,757)	$(190,482)
Equity-based compensation not dilutive to investors in PWP or PWP OpCo(1)	13,222	12,364	24,815	193,299	199,052	206,849
Public company transaction related incentives(2)	1,638	—	8,714	595	9,466	—
TPH Business Combination related expenses(3)	3,290	3,290	6,580	6,580	6,580	7,187
Business separation related expenses(4)	—	—	—	4,157	—	—
Delayed offering cost expense(5)	—	14,831	14,831	—	—	—
Business Combination transaction expenses(6)	2,942	—	—	—	—	—
Change in fair value of warrant liabilities(8)	(948)	—	—	—	—	—
Loss on debt extinguishment(9)	39,408	—	—	—	—	—
Amortization of debt costs(10)	2,012	1,943	3,964	3,635	3,283	3,007
Tax impact of non-GAAP adjustments(11)	151	—	—	—	—	—
Adjusted net income (loss)	93,222	$6,239	$34,562	$44,247	$92,624	$26,561
Less: Adjusted income tax benefit (expense)(12)	NM
Add: If-converted tax impact(12)	NM
Adjusted if-converted net income (loss)	$93,222
Adjusted net income (loss) per Class A share — diluted(13)	NM

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
__________________
Notes to GAAP Reconciliation of Adjusted Results:
(1)Equity-based compensation not dilutive to investors in PWP or PWP OpCo includes amortization of legacy awards granted to certain partners prior to the Business Combination and Professional Partners ACU and VCU awards. The vesting of these awards does not dilute PWP shareholders relative to Professional Partners as Professional Partners’ interest in PWP OpCo does not change as a result of granting those equity awards to its working partners.
(2)Public company transaction related incentives represents discretionary bonus payments directly related to milestone events that are part of the Business Combination process and reorganization. These payments were outside of PWP's normal and recurring bonus and compensation processes.
(3)TPH Business Combination related expenses include charges associated with the TPH Business Combination such as intangible asset amortization, and in 2017, lease cancellation costs.
(4)Business separation related expenses include charges associated with the PWP Separation.
(5)Previously deferred offering costs that were expensed due to termination of the public company transaction process in May of 2020.
(6)Transaction costs that were expensed associated with the Business Combination.
(7)See reconciliation below for the components of the consolidated statements of operations and consolidated statements of operations and comprehensive income (loss) included in non-compensation expense—GAAP as well as Adjusted non-compensation expense.
(8)Change in fair value of warrant liabilities is non-cash and we believe not indicative of our core performance.
(9)Loss on debt extinguishment resulted from the pay-off of the 7.0% Subordinated Unsecured Convertible Notes due 2026 in conjunction with the Business Combination.
(10)Amortization of debt costs is composed of the amortization of debt discounts and issuance costs which is included in interest expense.
(11)Represents income tax impact of the adjustments shown to these GAAP financial statement line items.
(12)No tax adjustment was made to reflect the exchange of partnership units for shares of PWP’s Class A common stock for the period after the Business Combination as it is considered not meaningful for this six day period.
(13)Adjusted net income (loss) per Class A share - diluted for the period ended June 30, 2021 is not meaningful or comparative to GAAP diluted earnings per share which is only reflective of the six days of income after the Business Combination on June 24, 2021.

	Six Months Ended June 30, 2021
	GAAP	Adjustments		Adjusted
	($ in thousands)
Professional fees	$17,948	$(2,942)	(a)	$15,006
Technology and infrastructure	14,097	—		14,097
Rent and occupancy	13,295	—		13,295
Travel and related expenses	1,876	—		1,876
General, administrative and other expenses	5,878	—		5,878
Depreciation and amortization	7,602	(3,290)	(b)	4,312
Non-compensation expense	$60,696	$(6,232)		$54,464

	Six Months Ended June 30, 2020
	GAAP	Adjustments		Adjusted
	($ in thousands)
Professional fees	$28,363	$(14,831)	(c)	$13,532
Technology and infrastructure	13,238	—		13,238
Rent and occupancy	13,818	—		13,818
Travel and related expenses	4,590	—		4,590
General, administrative and other expenses	6,361	—		6,361
Depreciation and amortization	7,794	(3,290)	(b)	4,504
Non-compensation expense	$74,164	$(18,121)		$56,043

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

	Year Ended December 31, 2020
	GAAP	Adjustments		Adjusted
	($ in thousands)
Professional fees	$42,880	$(14,831)	(c)	$28,049
Technology and infrastructure	27,281	—		27,281
Rent and occupancy	27,958	—		27,958
Travel and related expenses	5,725	—		5,725
General, administrative and other expenses	15,060	—		15,060
Depreciation and amortization	15,531	(6,580)	(b)	8,951
Non-compensation expense	$134,435	$(21,411)		$113,024

	Year Ended December 31, 2019
	GAAP	Adjustments		Adjusted
	($ in thousands)
Professional fees	$39,265	$(4,157)	(d)	$35,108
Technology and infrastructure	27,070	—		27,070
Rent and occupancy	27,802	—		27,802
Travel and related expenses	19,656	—		19,656
General, administrative and other expenses	15,653	—		15,653
Depreciation and amortization	15,852	(6,580)	(b)	9,272
Non-compensation expense	$145,298	$(10,737)		$134,561

	Year Ended December 31, 2018
	GAAP	Adjustments		Adjusted
	($ in thousands)
Professional fees	$37,118	—		$37,118
Technology and infrastructure	22,977	—		22,977
Rent and occupancy	20,922	—		20,922
Travel and related expenses	19,286	—		19,286
General, administrative and other expenses	16,130	—		16,130
Depreciation and amortization	16,315	(6,580)	(b)	9,735
Non-compensation expense	$132,748	$(6,580)		$126,168

	Year Ended December 31, 2017
	GAAP	Adjustments		Adjusted
	($ in thousands)
Professional fees	$20,160	—		$20,160
Technology and infrastructure	22,808	—		22,808
Rent and occupancy	20,217	—		20,217
Travel and related expenses	17,123	—		17,123
General, administrative and other expenses	9,633	(607)	(e)	9,026
Depreciation and amortization	16,501	(6,580)	(b)	9,921
Non-compensation expense	$106,442	$(7,187)		$99,255
__________________
(a)Reflects an adjustment to exclude transaction costs associated with the Business Combination.
(b)Reflects an adjustment to exclude the amortization of intangible assets related to the TPH Business Combination..
(c)Reflects an adjustment to exclude previously deferred offering costs that were expensed due to termination of the public company transaction process in May of 2020.
(d)Reflects an adjustment to remove business separation related expenses including charges associated with the PWP Separation.
(e)Reflects an adjustment to remove the charge to cancel TPH's New York lease as a result of the TPH Business Combination.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The selected unaudited pro forma condensed combined financial information is presented for informational purposes only. The selected pro forma condensed combined financial information does not purport to represent what our results of operations or financial condition would have been had the Business Combination and this offering actually occurred on September 30, 2021 with respect to the selected unaudited pro forma condensed combined statement of financial condition and January 1, 2020 with respect to the selected unaudited pro forma condensed combined statements of operations and does not purport to project our results of operations or financial condition for any future period or as of any future date.
The selected unaudited pro forma condensed combined financial information was derived from the following historical financial statements:
•The historical unaudited condensed financial statements of FTIV as of and for the period from January 1, 2021 through June 24, 2021 (the Closing Date) and the historical audited financial statements of FTIV as of and for the year ended December 31, 2020, both of which are not included in this prospectus; and
•The historical unaudited condensed consolidated financial statements of PWP as of and for the nine months ended September 30, 2021 and the historical audited consolidated financial statements of PWP as of and for the year ended December 31, 2020, both of which are included elsewhere in this prospectus.
The information below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus.

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
	Combined Pro Forma	Combined Pro Forma
(in thousands, except share and per share data)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data
Revenues	$	$
Net income (loss)	$	$
Net income (loss) attributable to noncontrolling interest	$	$
Net income (loss) attributable to Perella Weinberg Partners	$	$
Net income (loss) per Class A share:
Class A common stock—basic	$	$
Class A common stock—diluted	$	$
Weighted average shares outstanding, basic and diluted:
Class A common stock—basic
Class A common stock—diluted

September 30, 2021
Combined Pro Forma
(in thousands)
Selected Unaudited Pro Forma Condensed Combined Statement of Financial Condition Data
Total assets	$
Total liabilities	$
Total equity	$
Noncontrolling interest	$

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COMPARATIVE PER SHARE INFORMATION
The following table sets forth:
•historical per share information of FTIV for the year ended December 31, 2020; and
•unaudited pro forma per share information of the Company for the fiscal year ended December 31, 2020 and the nine months ended September 30, 2021, after giving effect to the Business Combination and this offering.
The pro forma book value and net income (loss) per share information reflects the Business Combination and this offering as if they had occurred on September 30, 2021 and January 1, 2020, respectively.
The historical information should be read in conjunction with “Summary Historical Financial and Other Information of PWP” and “PWP's Management's Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus and the audited historical financial statements and the related notes of PWP contained elsewhere in this prospectus. The unaudited pro forma condensed combined share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this prospectus. The unaudited pro forma condensed combined net income per share information below does not purport to represent our actual results of operations giving effect to the Business Combination and this offering or to project our results of operations that may be achieved after the Business Combination or this offering. The unaudited pro forma book value per share information below does not purport to represent our actual book value giving effect to the Business Combination and this offering nor the book value per share for any future date or period.

	PWP Historical	FTIV Historical	Pro Forma Combined
Book value per share(1)	$	n/a	$
Basic net income (loss) per Class A common stock, September 30, 2021	$	n/a	$
Diluted net income (loss) per Class A common stock, September 30, 2021	$	n/a	$
Weighted average shares outstanding—basic, September 30, 2021		n/a
Weighted average shares outstanding—diluted, September 30, 2021		n/a
Basic net income (loss) per Class A common stock, December 31, 2020	$—	$—	$
Diluted net income (loss) per Class A common stock, December 31, 2020	$—	$—	$
Weighted average shares outstanding—basic, December 31, 2020	—	23,000,000
Weighted average shares outstanding—diluted, December 31, 2020	—	23,000,000
__________________
(1)Book value per share equals total equity divided by weighted average Class A common stock outstanding—diluted.

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RISK FACTORS
An investment in our Class A common stock involves risks and uncertainties. You should carefully consider the following risks as well as the other information included in this prospectus, including “Cautionary Statement Regarding Forward-Looking Statements,” “PWP's Management's Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before investing in our Class A common stock. We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or prospects. In such a case, the trading price of our Class A common stock could decline and you may lose all or part of your investment in us.
Risks Related to Our Business
The scale, scope and duration of the impact of the COVID-19 pandemic on our business is unpredictable and depends on a number of factors outside of our control. We cannot reasonably predict the magnitude of the ultimate impact that COVID-19 will have on us and whether the impact may have a sustained adverse effect on our business, revenues, operating results and financial condition.
COVID-19 has created global economic disruption and uncertainty. COVID-19 may have a significant and adverse effect on our business, revenues and operating results in the short term. Additionally, the prolonged impact of COVID-19 could heighten the impact of one or more of the other risk factors described herein.
As a financial services firm, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. During periods of unfavorable market or economic conditions, including current market conditions, the volume and value of M&A and capital markets transactions may decrease, thereby reducing the demand for our M&A and capital markets advisory services and increasing price competition among financial services companies seeking such engagements. During mid-2020, fewer new M&A transactions launched due to market volatility and uncertainty caused by COVID-19. Our M&A revenues may have been adversely affected by such reduction in the volume or value of such advisory transactions. COVID-19's adverse impact may also be significantly driven by other factors that are beyond our control, including, for example: the timing, scope, and effectiveness of additional governmental responses to the pandemic; medical advancements providing vaccinations for the novel coronavirus and treatments for the medical conditions caused by the virus, the timing and speed of economic recovery; the impact on our clients' willingness to transact in a sustained uncertain environment; and the continued unpredictable impacts on public health and economic activity as the pandemic continues.
Prior to the COVID-19 pandemic, our business (from both a marketing and execution perspective) depended to a large degree on our financial staff meeting in person with potential and engaged clients, potential and actual counterparties to our clients involved in transactions, and other parties in interest. The travel restrictions and social distancing requirements that were put in place as a result of COVID-19 greatly diminished our ability to travel and attend events and meetings in person. While, during the COVID-19 pandemic, we have successfully conducted meetings using technology, our ability to generate and conduct business may have been adversely impacted.
We have implemented various initiatives to reduce the impact of COVID-19 on our firm and our people, such as employees working remotely from home, while also seeking to maintain business continuity. We face various cybersecurity and other operational risks related to our business on a day to day basis, which may be heightened by COVID-19. We rely heavily on financial, accounting, communication, and other information technology systems, including, without limitation, cloud based storage systems, and the people who operate them. These systems, including the systems of third parties on whom we rely, may experience a disruption as a result of COVID-19 or increased cybersecurity threats. If we were unable to timely and successfully recover from such a disruption, our business could be materially impacted and such a disruption could cause material financial loss, regulatory actions, reputational harm or legal liability. An extended period of remote working by our employees could strain our technology resources and introduce operational risks, including heightened cybersecurity risk. Remote working

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environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the COVID-19 pandemic. COVID-19 presents a threat to our employees' well-being. While we have implemented a business continuity plan to protect the health of our employees, such plans cannot anticipate all scenarios, and we may experience a potential loss of productivity.
We remain subject to the risks of future pandemics, which could result in challenges to our business that are similar to, or in excess of, those posed by COVID-19.
Our ability to retain Working Partners and key employees is critical to the success of our business.
Our future success depends to a substantial degree on our ability to retain qualified professionals within our organization, including our Working Partners. However, we may not be successful in our efforts to retain the required personnel as the market for qualified advisory professionals is extremely competitive. Working Partners and other senior professionals have left us in the past and others may do so in the future. Loss of key employees may occur due to perceived opportunity for promotion, compensation levels, work environment, retirement or the pursuit of philanthropic, civic or similar service opportunities, or other individualized reasons, some of which may be beyond our control. Our senior personnel possess substantial experience and expertise and have strong relationships with our advisory clients. As a result, the loss of these professionals could jeopardize our relationships with clients and result in the loss of client engagements. For example, if any of our Working Partners or other senior professionals, including our executive officers, or groups of professionals, were to join or form a competing firm, some of our current clients could choose to use the services of that competitor rather than our services. There is no guarantee that our compensation and non-competition arrangements with our Working Partners provide sufficient incentives or protections to prevent our Working Partners from resigning to compete with our Company or join our competitors. For instance, we are currently the plaintiff in a litigation involving certain former Working Partners and a former employee as defendants, in which the defendants allegedly entered into a scheme to lift out our entire restructuring group to form a new competing firm that they were secretly forming in breach of their contractual and fiduciary duties to our Company. See “Business—Legal Proceedings.” In addition, some of our competitors have more resources than we do, which may allow them to attract some of our existing employees through higher compensation, promotions or otherwise. The departure of a number of Working Partners or groups of professionals could have a material adverse effect on our business and our profitability.
Our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.
We have experienced significant growth over the past several years, which may be difficult to sustain at the same rate. In addition, our business involves the delivery of professional services and is largely dependent on the talents and efforts of highly skilled individuals. Accordingly, our future growth will depend on, among other things, our ability to successfully identify and recruit individuals to join our firm. It typically takes time for these professionals to become profitable and effective. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development aimed at developing this new talent. If we are unable to recruit and develop such professionals, we will not be able to implement our growth strategy and our financial results could be materially adversely affected.
In addition, sustaining growth will require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems to adequately support expansion, especially in instances when we open new offices that may require additional resources before they become profitable. See “Risks Related to our Business—Our growth strategy may involve opening or acquiring new offices and/or expanding, both domestically and internationally, and could involve hiring new Limited Partners and other senior professionals for these offices, which would require substantial investment by us and could materially adversely affect our operating results.” There can be no assurance that we will be able to manage our expanding operations effectively, and any failure to do so could materially adversely affect our ability to grow revenue and control our expenses.
Furthermore, we have grown, and in the future we may continue to grow, by strategic investment or acquisition, which would expose us to numerous risks and uncertainties similar to those of hiring and developing our current

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
professionals. Additionally, there are challenges related to integrating a large number of personnel into our global organization and ensuring a proper cultural fit. Management and other existing personnel have spent, and may in the future spend, considerable time and resources working to integrate any acquired business or strategic investment, which may distract them from other business operations.
Our inability to successfully identify, consummate and integrate strategic transactions such as joint ventures, strategic investments and acquisitions may result in additional risks and uncertainties in our business.
In addition to recruiting and internal promotions, we may grow our business through strategic transactions, including joint ventures, strategic investments or acquisitions.
We regularly evaluate opportunities to acquire other businesses. Unless and until acquisitions of other businesses generate meaningful revenues, the purchase prices or consideration we pay to acquire such businesses could have a material adverse effect on our business, financial condition and results of operations. If we acquire a business, we may be unable to manage it profitably or successfully integrate its operations with our own. Additionally, acquisitions may have “earn-out” provisions that could result in large costs after the closing of the acquisition, some or all of which could be dilutive of the holders of our Class A common stock. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from acquisitions. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, including expenses related to any potential acquisition from which we may withdraw; diversion of our management's time, attention, and resources; decreased utilization during the integration process; loss of key acquired personnel; difficulties in integrating diverse corporate cultures; increased costs to improve or integrate personnel and financial, accounting, technology and other systems, including compliance with the Sarbanes-Oxley Act; dilutive issuances of equity securities, including convertible debt securities; the assumption of legal liabilities; amortization of acquired intangible assets; potential write-offs related to the impairment of goodwill and additional conflicts of interest. In addition, our clients may react unfavorably to our acquisition, growth and joint venture strategies, and disagreements between us and any joint-venture partners may negatively impact our business and profitability. If we are unable to successfully manage these risks, we will not be able to implement our growth strategy, which could ultimately materially adversely affect our business, financial condition and results of operations.
In the case of any joint ventures and strategic investments, we are subject to additional risks and uncertainties relating to governance and controls, in that we may be dependent upon personnel, controls and systems, including management of the business by third parties, and subject to liability, losses or reputational damage relating to such personnel, controls and systems and the management decisions of third parties that are not under our control. In the event we make further strategic investments or acquisitions, we would face numerous risks and would be presented with financial, managerial and operational challenges, including the difficulty of integrating personnel, financial, accounting, technology and other systems and management controls.
Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.
As a financial services firm, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. Financial markets and economic conditions can be negatively impacted by many factors beyond our control, such as the inability to access credit markets, rising interest rates or inflation, pandemic, terrorism, political uncertainty, uncertainty in U.S. federal fiscal, monetary, tax or regulatory policy and the fiscal, monetary, tax or regulatory policy of foreign governments and the timing and nature of such reform. For example, our revenue is related to the volume and value of the transactions in which we are involved. During periods of unfavorable market or economic conditions, the volume and value of M&A transactions may decrease, thereby reducing the demand for our M&A advisory services and increasing price competition among financial services companies seeking such engagements. We may face a similar reduction in demand for our M&A services when the prices of certain commodities, including oil, remain suppressed or experience volatility for an extended period of time. In addition, during periods of strong market and economic conditions, the volume and value of recapitalization and restructuring transactions may decrease, thereby reducing demand for our recapitalization and

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
restructuring advisory services and increasing price competition among financial services companies seeking such engagements. Our results of operations could be adversely affected by any such reduction in the volume or value of such advisory transactions. Revenue improvements in our M&A practice in strong economic conditions could be offset in whole or in part by any related revenue declines in our restructuring practice. Further, in the period following an economic downturn, the volume and value of M&A transactions typically take time to recover and lag a recovery in market and economic conditions. These trends are cyclical in nature and subject to periodic reversal.
Furthermore, rapid increases in equity valuations and market volatility can negatively impact M&A activity. Our clients engaging in M&A transactions often rely on access to the credit and/or equity markets to finance such transactions. The uncertain availability of credit and the volatility of equity markets can adversely affect the size, volume, timing and ability of our clients to successfully complete M&A transactions and adversely affect our advisory business. Market volatility also affects our clients' ability and willingness to engage in stock-for-stock transactions.
Changes in market and economic conditions can also impact other aspects of our business in different ways. For example, our profitability may be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. While we operate in North America, Europe and the Middle East, our operations in the United States have historically provided most of our revenues and earnings. Consequently, our revenues and profitability are particularly affected by market conditions in the United States.
Our revenue in any given period is dependent on the number of fee-paying clients in such period, and a significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.
Our revenue in any given period is dependent on the number of fee-paying clients in such period. For the six months ended June 30, 2021 we earned revenues from 149 advisory clients, 70 of which generated fees equal to or greater than $1 million. For the year ended December 31, 2020 we earned revenues from 175 advisory clients, 99 of which generated fees equal to or greater than $1 million. For the year ended December 31, 2019 we earned revenues from 179 advisory clients, 100 of which generated fees equal to or greater than $1 million. For the year ended December 31, 2018 we earned revenues from 197 advisory clients, 105 of which generated fees equal to or greater than $1 million. For the year ended December 31, 2017 we earned revenues from 187 advisory clients, 94 of which generated fees equal to or greater than $1 million. We may lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results for such period. There was no individual client that accounted for more than 10% of aggregate revenues for the years ended December 31, 2020, 2019, 2018 and 2017.
In addition, the composition of the group comprising our largest clients varies significantly from year to year, and a relatively small number of clients may account for a significant portion of our revenues in any given period. As a result, our business, financial condition, results of operations and liquidity may be significantly affected by the loss of a relatively small number of mandates or the failure of a relatively small number of assignments to be completed.
We have recorded operating losses in the past and may experience operating losses in the future.
For the years ended December 31, 2020, 2019 and 2018, we recorded operating losses of $14.6 million, $155.1 million and $107.4 million, respectively. These operating losses have been largely due to the equity-based compensation awards granted by Professional Partners, which have no economic impact on PWP or PWP OpCo. The vesting of equity awards granted in connection with the Business Combination was recorded as equity-based compensation expense at PWP OpCo for GAAP accounting purposes. We need to continue to compensate personnel competitively in order to continue building our business and as a result, we may continue to experience operating losses in future periods.

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Substantially all of our revenue is derived from advisory fees, including fees that are largely contingent upon the completion of events which may be out of our control, such as the completion of a transaction and, as a result, our revenue and profits are highly volatile on a quarterly basis.
Our revenue and profits can be highly volatile. Unlike diversified investment banks, which generate revenues from commercial lending, securities trading and retail banking, or other advisory firms, which have asset management and other recurring revenue businesses, our generation of revenues from sources other than advisory fees is minimal. Our advisory fees are generally derived from a limited number of engagements that generate significant fees contingent on key transaction milestones, the timing and conditions of which are outside of our control. We expect that we will continue to rely on advisory fees for most of our revenue for the foreseeable future. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on the timing of when fees are earned, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods. In some cases, for advisory engagements that do not result in the successful consummation of a transaction, we are not paid a fee other than the reimbursement of certain out-of-pocket expenses and, in some cases, a retainer, despite having devoted considerable resources to these transactions.
Because we lack other, more stable, sources of revenue which could moderate some of the volatility in our advisory revenue, we may experience greater variations in our revenue and profits than other larger, more diversified competitors in the financial services industry. Should our contingent fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results.
Because in many cases revenues are not recognized until the successful consummation of the underlying transaction, our revenue is highly dependent on market conditions and the decisions and actions of our clients, interested third parties and governmental authorities. For example, we may be engaged by a client in connection with a sale or divestiture, but the transaction may not occur or be consummated because, among other things, anticipated bidders may not materialize, no bidder is prepared to pay our client's price or because our client's business experiences unexpected operating or financial problems. We may be engaged by a client in connection with an acquisition, but the transaction may not occur or be consummated for a number of reasons, including because our client may not be the winning bidder, failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business experiences unexpected operating or financial problems. Additionally, a client may not receive bids acceptable to it in connection with a restructuring transaction or may not be able to restructure its operations or indebtedness due to a failure to reach an agreement with its principal creditors or the court. In such circumstances, we often do not receive advisory fees, despite having devoted considerable resources to these transactions.
Our engagements are often singular in nature and do not provide for subsequent engagements, which could cause our revenues to fluctuate materially from period to period.
We operate in a highly-competitive environment where our clients generally retain us on a non-exclusive, short-term, engagement-by-engagement basis in connection with specific transactions or projects, rather than under long-term contracts covering potential additional future services. As these transactions and projects are often singular in nature and subject to intense competition, we must seek out new engagements when our current engagements are successfully completed or terminated. As a result, high activity levels in any period are not indicative of high activity levels in the next-succeeding or any future period, and the successful completion of a previous engagement does not guarantee that we will be engaged by the same client in the future on the same terms or at all.
Our clients may be unable to pay us for our services.
We face the risk that our clients may not have the financial resources to pay our agreed-upon advisory fees, including in the bankruptcy or insolvency context. Further, our clients include companies that have had and may from time to time encounter financial difficulties. If a client's financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections

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PURSUANT TO 17 C.F.R. §200.83
of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a number of our clients who, in the aggregate, owe us substantial accounts receivable could have a material adverse effect on our business, financial condition and results of operations. In addition, if a client declares bankruptcy after paying us certain invoices, courts may determine that we are not properly entitled to those payments and may require repayment of some or all of the amounts we received, which could adversely affect our business, financial condition and results of operations. Further, some fees earned from certain activities in our restructuring business are subject to approval by the U.S. Bankruptcy Courts and other interested parties which have the ability to challenge the payment of such fees. Fees earned and reflected in our revenue may from time to time be subject to successful challenges, which could result in a reduction of revenue. Certain clients may, due to changes in senior personnel, ownership or otherwise, also be unwilling to pay our advisory fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreements to obtain our advisory fees. Such actions may require considerable financial and personnel resources and may result in negative public relations due to the public nature of legal action. Ultimately, there is no guaranty that such legal action could be successful.
If the number of debt defaults, bankruptcies or other factors affecting demand for our recapitalization and restructuring advisory services declines, our recapitalization and restructuring business could suffer.
We provide various financial recapitalization and restructuring and related advice to companies in financial distress or to their creditors or other stakeholders. A number of factors affect demand for these advisory services, including general economic conditions, the availability and cost of debt and equity financing, governmental policy and changes to laws, rules and regulations, including those that protect creditors. In addition, providing recapitalization and restructuring advisory services entails the risk that the transaction will be unsuccessful or take considerable time and can be subject to a bankruptcy court's authority to disallow or discount our fees in certain circumstances, including after payment of our fees. If the number of debt defaults, bankruptcies or other factors affecting demand for our recapitalization and restructuring advisory services declines, our business could be adversely affected.
Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.
We confront actual, potential or perceived conflicts of interest in our business. For instance, we face the possibility of an actual, potential or perceived conflict of interest when we represent a client on a transaction in which an existing (or future) client is (or becomes) a party. We may be asked by two or more potential clients to act on their behalf on the same transaction, including multiple clients as potential buyers in the same acquisition transaction, and we may act for such clients if all such clients agree to us doing so (with such agreement potentially being subject to certain operational or other conditions). In each of these situations, we face the risk that our current policies, controls and procedures do not timely identify, disclose or appropriately manage such conflicts of interest.
In addition, we frequently come into possession of material non-public information and other confidential information in connection with our advisory engagements, and our possession of a client's material non-public information could place restrictions on our other operations or engagements. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions, or result in a client terminating our engagement. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including as a result of a reluctance of some potential clients and counterparties to do business with us. Policies, controls and procedures that we implement or may be required to implement to address additional regulatory requirements, including as a result of additional foreign jurisdictions in which we operate, or to mitigate actual or potential conflicts of interest, may result in increased costs; including for additional personnel and infrastructure and information technology improvements; limit our activities; and reduce the positive synergies that we seek to cultivate across our businesses. Conflicts may also arise if our advisory business has access to material non-public information that may not be shared with our equity research business or vice versa.

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PURSUANT TO 17 C.F.R. §200.83
Employee misconduct, which is difficult to detect and deter, and other labor-related issues could harm us by impairing our ability to attract and retain clients and by subjecting us to legal liability and reputational harm.
There have been a number of highly-publicized cases involving fraud, insider trading or other misconduct by employees in the financial services industry, and there is a risk that our employees could engage in misconduct that would adversely affect our business. For example, our business often requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to legal sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. In addition, our financial professionals and other employees are responsible for following proper measures to maintain the confidentiality of information we hold. If an employee's failure to do so results in the improper release of confidential information, we could be subject to reputational harm and legal liability, which could impair our ability to attract and retain clients and/or personnel and in turn materially adversely affect our business. Furthermore, as we continue to increase the size of our workforce, the risk of potential employment-related claims will also increase. As such, we may be subject to legal proceedings related to employment matters including, but not limited to, discrimination, harassment (sexual or otherwise), wrongful termination and local, state or federal labor law violations. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. If our employees engage in misconduct or fail to follow appropriate security measures, our business could be materially adversely affected.
The U.S. Department of Justice and the SEC continue to devote significant resources to the enforcement of the Foreign Corrupt Practices Act (the “FCPA”). In addition, the United Kingdom (“U.K.”) and other jurisdictions have significantly expanded the reach of their anti-bribery laws. While we have developed and implemented policies and procedures that we believe are reasonably designed to ensure compliance by us and our personnel with the applicable laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption laws could subject us to, among other things, reputational damage, regulatory enforcement, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and/or a general loss of client or investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common stock. For further detail regarding the FCPA and other regulations that we are subject to, see “Business—Regulation.”
We may face damage to our professional reputation if our services are not regarded as satisfactory or for other reasons.
As an advisory service firm, we depend to a large extent on our relationships with our clients and reputation for integrity and high caliber professional services to attract and retain clients. Our ability to secure new engagements is substantially dependent on our reputation and the individual reputations of our financial professionals. Any factor that diminishes our reputation or that of our financial professionals, including not meeting client expectations or actual or alleged misconduct by our financial professionals, including misuse of confidential information or mishandling actual or perceived conflicts, could make it substantially more difficult for us to attract new engagements and clients or retain existing clients. As a result, if a client is not satisfied with our services, it may be more damaging in our field of business than in other business fields.
Further, because we provide our services primarily in connection with significant or complex transactions, disputes or other matters that usually involve confidential and sensitive information or are adversarial, and because our work is the product of myriad judgments of our financial professionals and other staff operating under significant time and other pressures, we may not always perform to the standards expected by our clients. In addition, we may face reputational damage from, among other things, litigation against us, actual or perceived conflicts of interest, our failure to protect confidential information and/or breaches of our cybersecurity protections or other inappropriate disclosure of confidential information, including inadvertent disclosures.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
We face strong competition from other financial advisory firms, many of which have the ability to offer clients a wider range of products and services than those we can offer, which could cause us to lose engagements to competitors, fail to win advisory mandates and subject us to pricing pressures that could materially adversely affect our revenue and profitability.
The financial services industry is intensely competitive, highly fragmented and subject to rapid change and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price. In addition, in our business there are usually no long-term contracted sources of revenue. Each revenue generating engagement typically is separately solicited, awarded and negotiated.
We have experienced intense competition in obtaining advisory mandates in recent years, including with respect to pricing, and we may experience further pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees.
Our competitors include large financial institutions, many of which have far greater financial and other resources than we do and, unlike us, have the ability to offer a wider range of products, from loans, deposit taking and insurance to brokerage and trading, and employ more key professionals to serve their clients' needs and develop client relationships, which may enhance their competitive position. They also regularly support investment banking, including financial advisory services, with commercial lending and other financial services and products we do not offer in an effort to gain market share, which puts us at a competitive disadvantage and could result in pricing pressures or loss of opportunities, which could materially adversely affect our revenue and profitability. These larger and better capitalized competitors may also be better able to respond to changes in the financial services industry. In addition, we may be at a competitive disadvantage with regard to certain of our competitors who are able to and often do, provide financing or market-making services that are often a crucial component of the types of transactions on which we advise.
In addition to our larger competitors, we also compete with a number of independent investment banks that offer independent advisory services. There are relatively few barriers to entry impeding the launch of new financial advisory firms, including a relatively low cost of entering this business, and the success of new entrants into our lines of business, including major banks and other financial institutions, have resulted in increased competition. As these independent firms or new entrants into the market seek to gain market share there could be pricing pressures, which would adversely affect our revenues and earnings.
If we are unable to compete successfully with our existing competitors or with any new competitors, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.
Goodwill and other intangible assets represent a significant portion of our assets, and an impairment of these assets could have a material adverse effect on our business, financial condition and results of operation.
Goodwill and other intangible assets represent a significant portion of our assets, and totaled $70.0 million, $73.3 million and $79.9 million as of June 30, 2021 and December 31, 2020 and 2019, respectively. Goodwill is the excess of the fair value of consideration transferred over the fair value of identifiable net assets, including other intangibles, acquired at the time of an acquisition. We review goodwill and other intangible assets at least annually for impairment. We may need to perform impairment tests more frequently if events occur or circumstances indicate that the carrying amount of these assets may not be recoverable. These events or circumstances could include a significant change in the business climate, attrition of key personnel, a prolonged decline in our stock price and market capitalization, legal factors, or operating performance indicators, competition, sale or disposition of a significant portion of one of our businesses and other factors. Annual impairment reviews of indefinite-lived intangible assets, any future impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations. The valuation of the reporting unit requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, we evaluate the financial health of our reporting unit, including such factors as market performance, changes in our client base

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
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and projected growth rates. Because these factors are ever changing, due to market and general business conditions, our goodwill and indefinite-lived intangible assets may be impaired in future periods.
We may be unable to execute on our growth initiatives, business strategies or operating plans.
We are executing on a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, we have expanded, and intend to continue to expand, our platform into various industry and product sectors, both organically and through acquisitions, and to expand our existing expertise into new geographies. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all or any of the expected benefits, including growth targets and margin expansion, we expect to achieve or it may be more costly to do so than we anticipate. A variety of factors could cause us not to realize some or all of the expected benefits. These factors include, among others: delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans; difficulty in competing in certain industries, product areas and geographies in which we have less experience than others; negative attention from any failed initiatives; and increased or unexpected costs in implementing these efforts.
Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we may not realize the expected benefits from these plans. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.
Restrictions in the Credit Agreement (as defined below) governing our Revolving Credit Facility (as defined below) or the credit agreement governing any replacement credit facility may impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests.
On December 11, 2018, Group LP, a wholly owned subsidiary of PWP OpCo, entered into the Revolving Credit Facility in order to pay in full the outstanding Senior Term Loan (as defined below) plus outstanding interest, fees and expenses related thereto and provide for the future working capital needs and other general corporate purposes of Group LP and its subsidiaries. The Revolving Credit Facility, as amended in connection with the Closing, provides for a $50 million unsecured revolving credit facility that matures on July 1, 2025, and contains a number of significant covenants that, among other things, require PWP OpCo and certain of its subsidiaries (the “Loan Parties”) to maintain (on a consolidated basis) minimum liquidity levels, a minimum debt service coverage ratio and a maximum leverage ratio and restrict the ability of the Loan Parties to:
•incur liens;
•dispose of assets;
•incur additional indebtedness;
•make certain restricted payments;
•engage in business mergers or consolidations; and
•engage in certain transactions with subsidiaries and affiliates.
These restrictions (and similar restrictions under any replacement credit facility) could impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests. The ability of the Loan Parties to comply with these financial ratios and covenants may be affected by events beyond our control. A breach of the provisions of the Revolving Credit Facility (or any replacement credit facility) or the inability of any Loan Party to comply with the required financial ratios or covenants included therein could result in

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
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a default thereunder. In the event of any such default, the administrative agent under the Revolving Credit Facility (or any replacement credit facility) could elect to:
•declare the commitments of all of the lenders under the Revolving Credit Facility (or any replacement credit facility) to be terminated; and
•declare all outstanding debt, accrued interest and fees to be due and immediately payable.
Any such election could have a material adverse effect on our business, financial condition and results of operations, as well as our reputation, which could materially adversely affect our business in a number of ways, including as a result of a reluctance of some potential clients and counterparties to do business with us.
As a member of the financial services industry, we face substantial litigation risks.
Our role as advisor to our clients on important transactions involves complex analysis and the exercise of professional judgment, including rendering “fairness opinions” in connection with mergers and other transactions. Our activities may subject us to the risk of significant legal liabilities to our clients and affected third parties, including shareholders of our clients who could bring securities class actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial services companies have been increasing, including claims for aiding and abetting client misconduct. Litigation alleging that we performed below our agreed standard of care or breached any other obligations to a client or other parties could expose us to significant legal liabilities, and, regardless of outcome, could be very costly, could distract our management and could damage our reputation. For example, we are currently involved in litigation with certain former Legacy Partners and a former employee regarding claims of breach of contract. For further information, see “Business—Legal Proceedings.” Moreover, judicial scrutiny and criticism of investment banker performance and activities has increased, creating risk that our services in a litigated transaction could be criticized by a court. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.
Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when we perform below our agreed standard of care or a client does not have the financial capacity to pay for its obligations under any such indemnity. As a result, we may incur significant legal expenses in defending against or settling litigation. In addition, we may not have, and may not in the future choose to obtain, insurance with respect to any or all potential claims and, if desirable, we may have to spend a significant amount to adequately insure against these potential claims, and such insurance coverage may not be available on commercial terms or at all. Substantial legal liability or significant regulatory action against us or significant criticism by a court of our performance or activities could have material adverse financial effects or cause significant reputational harm to us, which could materially harm our business prospects, financial condition and results of operations. Further, allegations by private litigants or regulators of our having engaged in improper conduct, whether true or false and regardless of whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our competitors or our industry, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.
Our management has not previously managed our advisory business as a separate public company.
The individuals who now constitute our management have not previously managed our advisory business as a separate publicly traded company. Compliance with public company requirements will place significant additional demands on our management and will require us to enhance our investor relations, legal, financial reporting and corporate communications functions. These additional efforts may strain our resources and divert management's attention from other business concerns, which could adversely affect our business and profitability.
In addition, on February 28, 2019, we consummated the PWP Separation, separating our advisory business from the rest of the business of PWP OpCo. These two businesses have historically utilized common senior management and certain operational structures, including facilities and technology platforms as well as certain legal, compliance, human resources, finance, accounting, marketing and other support personnel and senior management oversight. The

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
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process of separating these businesses, and of operating our advisory business on a stand-alone basis, may result in increased costs and inefficiencies and other impediments to the regular operations of our business, the occurrence of any of which could adversely affect our business and profitability.
Our business is subject to various cybersecurity and other operational risks.
We face various cybersecurity and other operational risks related to our business on a day-to-day basis. We rely heavily on financial, accounting, communication and other information technology systems and the people who operate them. These systems, including the systems of third parties on whom we rely, may fail to operate properly or become disabled as a result of tampering or a breach of our or such third parties' network security systems or otherwise, including for reasons beyond our control. Our clients typically provide us with sensitive and confidential information. We are dependent on information technology networks and systems to securely process, transmit and store such information and to communicate among our locations around the world and with our clients, alliance partners and vendors. We may be subject to attempted security breaches and cyber-attacks and a successful breach could lead to shutdowns or disruptions of our systems or third-party systems on which we rely and potential unauthorized disclosure of sensitive or confidential information. Breaches of our system or the third party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses and the mounting of cyber-attacks and other means and could originate from a wide variety of sources, including employees, contractors, foreign governments and other unknown third parties outside the firm. If our or the third-party systems on which we rely are compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation. In addition, our financial professionals and other employees are responsible for following proper measures to maintain the confidentiality of information we hold. If an employee's failure to do so results in the improper release of confidential information, we could be subject to reputational harm and legal liability, which could impair our ability to attract and retain clients and in turn materially adversely affect our business. The increased use of mobile technologies can heighten these and other operational risks. There can be no assurance that we or the third parties on whom we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber threats.
We operate a business that is highly dependent on information systems and technology. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. We rely on third party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our business.
In addition, a disaster or other business continuity problem, such as a pandemic, other man made or natural disaster or disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could lead us to experience operational challenges. Our continued success will depend, in part, on the availability of our personnel and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing and other related systems and operations, as well as those of third parties on whom we rely. In particular, we depend on our headquarters in New York City, where a large number of our personnel are located, for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters or other major offices in Houston or the U.K., could have a material adverse impact on our ability to continue to operate our business without interruption. The incidence and severity of disasters or other business continuity problems are inherently unpredictable, and our inability to timely and successfully recover could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability.
We may not be able to generate sufficient cash to service any indebtedness.
Our ability to make scheduled payments on or to refinance any debt obligations, including borrowings under the Revolving Credit Facility or any replacement credit facility, depends on our financial condition and operating performance. We cannot provide assurance that we will maintain a level of cash flows from operating activities

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
sufficient to permit us to pay the principal of, and interest on, any existing or future indebtedness. If our cash flows and capital resources are insufficient to fund any future debt service obligations, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or restructure or refinance such indebtedness, and we may not be able to pursue any of these options on commercially reasonable terms or at all. This could also result in us lowering or eliminating future undeclared dividend payments. Any such transactions could also involve significant expense and management attention.
Our international operations are subject to certain risks, which may affect our revenue.
For the six months ended June 30, 2021 and year ended December 31, 2020, we earned approximately 18.9% and 25.4%, respectively, of our revenues from our international operations. We intend to grow our non-U.S. business, including growth into new regions with which we have less familiarity and experience, and this growth is important to our overall success. Our international operations carry special financial and business risks, which could include the following:
•greater difficulties in managing and staffing foreign operations;
•language barriers and cultural differences, including the need to adopt different business practices in different geographic areas;
•fluctuations in foreign currency exchange rates that could adversely affect our results;
•unexpected, additional and/or costly changes in trading policies, regulatory requirements, tariffs and other barriers;
•restrictions on travel;
•longer transaction cycles;
•higher operating costs;
•local labor conditions and regulations;
•adverse consequences or restrictions on the repatriation of earnings;
•potentially adverse tax consequences, such as trapped foreign losses or profits;
•potentially less stable political and economic environments;
•terrorism, political hostilities, war and other civil disturbances or other catastrophic events that reduce business activity;
•different fee structures for our advisory services; and
•difficulty collecting fees.
Further, as part of our day-to-day operations outside the United States, we are required to create compensation programs, employment policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards and directives across our geographically dispersed operations.
Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-U.S. subsidiaries may be a party. Our business, financial condition and/or results of operations could be adversely impacted, possibly materially, if we are unable to successfully manage these and other risks of international operations.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
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If our international business increases relative to our total business, the materialization of these risks could have a more pronounced effect on our operating results or growth prospects.
Our growth strategy may involve opening or acquiring new offices and/or expanding, both domestically and internationally, and could involve hiring new Limited Partners and other senior professionals for these offices, which would require substantial investment by us and could materially adversely affect our operating results.
Our ability to grow our advisory business depends in part on our ability to open or acquire new offices, expand internationally and hire new Limited Partners and other senior professionals for these offices. We may not be successful in any efforts to open new offices, expand internationally or hire new Limited Partners and other senior professionals for these offices. The costs of opening a new office, expanding internationally and hiring the necessary personnel to staff any such office are substantial. If we are not successful in these efforts, we may not be able to recover our investments or our substantial cost outlays, and new international operations may not achieve profitability. To the extent that we pursue business opportunities in certain markets outside the United States, such as our business operations in the E.U., U.K., Canada, France and Germany, we will be subject to political, economic, legal, operational, regulatory and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls, inflation controls, licensing requirements and other restrictive governmental actions, as well as the outbreak of hostilities.
Depending upon the extent of our expansion, and whether it is done by recruiting new Limited Partners, strategic investment or acquisition, the incremental costs of our expansion may be funded from cash from operations, new share issuances or other financing alternatives. There can be no assurance that we will be able to generate or obtain sufficient capital on acceptable terms to fund our expansion needs which would limit our future growth and could have a material adverse effect on our business, financial condition and results of operations.
We may enter into new lines of business which may result in additional risks and uncertainties in our business.
We currently generate substantially all of our revenue from advisory engagements. However, we may grow our business by entering into new lines of business. Moreover, we currently derive a small portion of revenue through equity research, underwriting and trading services conducted through TPH. To the extent we enter into new lines of business or increase our focus on existing lines of business other than our advisory engagements, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on our business.
For instance, if we increasingly act as an underwriter in public offerings and other distributions of securities in order to support our advisory business, we may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we purchased as an underwriter at the anticipated price levels. In addition, if we act as an underwriter, we may also be subject to liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings we underwrite. In such cases, any indemnification provisions in the applicable underwriting agreement may not be available to us or may not be sufficient to protect us against losses arising from such liability. For a discussion of the conflicts of interest risks that may be associated with an increased focus on our equity research business, see “Risks Related to Our Business—Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business” above.
In addition, PFAC is a special purpose acquisition company that is related to us, and is sponsored by us, our partners, employees and other investors who have a relationship with us. If PFAC, or any other SPAC that is related to us or is sponsored by us, our partners, employees and other investors, engages in poor business practices or experiences adverse results, we could suffer reputational harm that could adversely affect our revenue and our business prospects. Furthermore, PWP's relationship to SPACs could lead to actual or perceived conflicts of interest with existing or potential clients of our advisory business, which could affect our ability to obtain certain client engagements and have an adverse effect on our business, financial condition and results of operations.

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Further, entry into certain new lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our business, financial condition and our results of operations could be materially adversely affected.
Fluctuations in foreign currency exchange rates could adversely affect our results.
Because our financial statements are denominated in U.S. dollars and we receive a portion of our net revenue in other currencies (including the Euro, pound sterling and Canadian dollars), we are exposed to fluctuations in foreign currencies. During the six months ended June 30, 2021 and the year ended December 31, 2020, 14.3% and 21.5%, respectively, of revenue was denominated in currencies other than the U.S. dollar. In addition, we pay certain of our expenses in such currencies. Fluctuations in foreign currency exchange rates can be unpredictable and may lead to losses in net cash. An appreciation or depreciation of any of these currencies relative to the U.S. dollar could result in an adverse or beneficial impact, respectively, to our financial results. We have not entered into any transactions to hedge our exposure to these foreign exchange fluctuations through the use of derivative instruments or otherwise.
The exit by the U.K. from the E.U. could adversely impact our business, operations and financial condition.
We have a presence in the U.K. and certain E.U. countries, including France and Germany. On January 31, 2020, the U.K. withdrew from the E.U., commonly referred to as “Brexit.” The U.K. remained in the E.U.'s customs union and single market for a transition period that expired on December 31, 2020. The U.K. and the E.U. agreed to a Trade and Cooperation Agreement on December 24, 2020 (the “TCA”), which was applied on a provisional basis from January 1, 2021 and entered into full force on May 1, 2021, following formal approval by the U.K. and the E.U.
While the TCA regulates a number of important areas, significant parts of the U.K. economy are not addressed in detail by the TCA, including in particular the services sector, which represents the largest component of the U.K.'s economy. A number of issues, particularly in relation to the financial services sector, remain to be resolved through further bilateral negotiations. As a result, the new relationship between the U.K. and the E.U. could in the short-term, and possibly for longer, cause disruptions to and create uncertainty in the economy, which could in turn result in reduced corporate transactional activity that would negatively impact our business. In addition, there could be an adverse impact on the ability of our London office personnel to operate within the E.U. A failure to agree a sustainable and practical financial services regulatory relationship between the U.K. and the E.U., whether on the basis of equivalence, mutual recognition or otherwise, could harm our business, financial condition and results of operations.
A change in relevant income tax laws, regulations, or treaties, or an adverse interpretation of these items by tax authorities, could result in an audit adjustment or revaluation of our deferred tax assets that may cause our effective tax rate and tax liability to be higher than what is currently presented in the consolidated statements of financial condition.
As part of the process of preparing our consolidated statements of financial condition, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. This process requires us to estimate our actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment. Our effective tax rate and tax liability is based on the application of current income tax laws, regulations, and treaties. These laws, regulations, and treaties are complex, and the manner in which they apply to our facts and circumstances is sometimes open to interpretation. We believe our application of current laws, regulations, and treaties to be correct and sustainable upon examination by the tax authorities. However, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. In

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
addition, tax laws, regulations, or treaties enacted in the future may cause us to revalue our net deferred tax assets and have a material change to our effective tax rate.
Uncertainty relating to the London Interbank Offered Rate (“LIBOR”) calculation process and potential phasing out of LIBOR in the future may adversely affect the value of our outstanding debt instruments.
National and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices known as “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of alternative reference rates. In particular, the FCA has stated that: “The interest rate benchmark LIBOR is expected to cease after end-2021.” Further, on March 5, 2021, the ICE Benchmark Administration, the administrator of LIBOR, announced its intention to cease the publication of all settings of non-U.S. dollar LIBOR and the one-week and two-month U.S. dollar LIBOR settings on December 31, 2021, with the publication of the remaining U.S. dollar LIBOR settings being discontinued after June 30, 2023. It is unclear if LIBOR will cease to exist at that time or if new methods of calculating LIBOR will be established.
At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks, or LIBOR-based debt instruments. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms may materially adversely affect the trading market for securities linked to such benchmarks. Furthermore, the use of alternative reference rates or other reforms could cause the interest rate calculated for our LIBOR-based debt instruments to be materially different than expected.
Our ability to successfully operate our business will depend largely upon the efforts of certain key personnel, including the key personnel of PWP. The loss of such key personnel could adversely affect the operations and profitability of our business.
Our ability to recognize certain benefits of the Business Combination and successfully operate our business will depend upon the efforts of certain key personnel, including key personnel of PWP. The unexpected loss of key personnel may adversely affect our operations and profitability. In addition, our future success depends in part on our ability to identify and retain key personnel to succeed senior management. Furthermore, while we have closely scrutinized the skills, abilities and qualifications of the key personnel, our assessment may not prove to be correct. If such personnel do not possess the skills, qualifications or abilities we expect or those necessary to manage a public company, the operations and profitability of our business may be negatively impacted.
The historical consolidated and unaudited pro forma financial information in this prospectus is not representative of the results we would have achieved as a stand-alone public company and may not permit you to predict our future results.
The historical consolidated and unaudited pro forma financial information in this prospectus does not reflect the financial condition, results of operations or cash flows that we would have achieved as a stand-alone public company during the periods presented or those we will achieve in the future as a result of (i) the expense allocations for certain support functions that are provided on a centralized basis within PWP OpCo prior to the PWP Separation, such as expenses for business technology, facilities, legal, finance, human resources and business development, which are reflected in PWP's historical consolidated financials and may be higher or lower than the comparable expenses that it would have actually incurred, or will incur in the future, as a stand-alone company and (ii) the added costs we expect to incur as a public company, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

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PURSUANT TO 17 C.F.R. §200.83
Risks Related to Regulation
Extensive and evolving regulation of our business and the business of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.
As a participant in the financial services industry, we are subject to extensive regulation in the United States and internationally, including regulatory capital and other requirements imposed on our two SEC-registered broker-dealers, Perella Weinberg Partners LP and Tudor, Pickering, Holt & Co. Securities, LLC (“TPH Securities”). We are subject to regulatory restrictions and requirements imposed by applicable statutes, regulations and policies in the jurisdictions in which we operate. U.S. and non-U.S. government agencies and self-regulatory organizations, including FINRA and U.S. state securities commissions, are empowered to enforce the regulatory restrictions and requirements applicable to us and conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer from registration or membership. See “Business—Regulation.”
The statutes, regulations and policies to which we are subject may change at any time. Extensive legislation and implementing regulation affecting the financial services industry continue to be adopted in regions that directly or indirectly affect our business, including the United States, the U.K., the European Union (the “E.U.”), Canada, France and Germany, and the manner in which those laws and related regulations are applied to our operations is still evolving. For example, several states and municipalities in the United States, including, but not limited to, California, Illinois, New York State and New York City have adopted “pay-to-play” rules, which, in addition to imposing registration and reporting requirements, limit our ability to charge fees in connection with certain engagements of our advisory business. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or otherwise adversely affect our businesses.
Our ability to conduct business and our operating results may also be adversely affected as a result of any new requirements imposed by, or changes in, the interpretation or enforcement of existing laws and rules by the SEC, FINRA, the FCA, the Canadian Securities Regulators, the IIROC, the ACPR or other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. In addition, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. Accordingly, we may incur significant costs, including compliance costs, to comply with U.S. and international applicable statutory, regulatory and other requirements, and such expenses, including legal fees and fees paid to the SEC, FINRA, the FCA, the Canadian Securities Regulators, IIROC, ACPR and other U.S. or foreign governmental regulatory authorities or self-regulatory organizations, have increased in recent years and may continue to increase. For instance, in order to comply with such requirements, we maintain an internal team that works full-time to develop and implement regulatory compliance policies and procedures, monitor business activities to ensure compliance with such policies and procedures and reports to senior management. This team also uses various software tracking and reporting systems and confers regularly with internal and outside legal counsel in the performance of its responsibilities. The need to continuously adjust our operations to, and ensure compliance with, a changing regulatory environment may result in further increases in compliance and other operating costs, which may negatively affect our business.
In addition, new laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may adversely affect our business. For example, changes in antitrust enforcement or the focus of the Committee for Foreign Investment in the United States could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them.
Failure to comply with applicable laws or regulations could result in sanctions being levied against us, including fines, penalties, judgments, disgorgement, restitution and censures, suspension or expulsion from a certain jurisdiction, self-regulatory organization or market or the revocation or limitation of licenses. Failure to comply with applicable laws or regulations could also result in adverse publicity and reputational harm and could impair

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
executive retention or recruitment. In addition, any changes in the regulatory framework could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have a material adverse impact upon our business and financial condition and require substantial attention by senior management. In addition, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the timing or the outcome of any such examinations.
The cost of compliance with international broker dealer, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.
Since we operate our business both in the United States and internationally, we are subject to many distinct broker dealer, employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. In addition, the data privacy and security framework of the E.U., the General Data Protection Regulations (the “GDPR”), took effect on May 25, 2018. As we engage in significant business in Europe, we are subject to the GDPR's requirements. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments, including in particular, reporting and other requirements under the Exchange Act. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in fines, injunctive relief or similar remedies which could be costly to us or limit our ability to operate.
Risks Related to our Organizational Structure
Our only material assets are our partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP, and we are accordingly dependent upon distributions from PWP OpCo to pay dividends, taxes, make payments under the Tax Receivable Agreement and pay other expenses.
We are a holding company, and our only material assets are our partnership interests in PWP OpCo and our equity interest in PWP GP, the general partner of PWP OpCo. We have no independent means of generating revenue. We are accordingly dependent upon, and intend to cause PWP OpCo to make, distributions to our partners in an amount sufficient to cover all applicable taxes payable, other expenses, payments under the Tax Receivable Agreement, Professional Partners' indemnification claims with respect to the advisory business and dividends, if any, declared by us.
PWP OpCo is generally prohibited under Delaware law from making a distribution to a partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of PWP OpCo (with certain exceptions) exceed the fair value of its assets. Furthermore, certain subsidiaries of PWP OpCo may be subject to similar legal limitations on their ability to make distributions to PWP OpCo. Moreover, our regulated subsidiaries may be subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.
Deterioration in the financial condition, earnings or cash flow of PWP OpCo and its subsidiaries for any reason could limit or impair its ability to pay such distributions. PWP OpCo's ability to make distributions to us will be dependent on our subsidiaries' ability to pay dividends to it. Certain of its subsidiaries are SEC-registered broker-dealers and subject to regulatory capital requirements, which may restrict their ability to make distributions unless specified levels of regulatory capital are maintained. To the extent that we require funds and PWP OpCo is restricted

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
from making such distributions under applicable law or regulation or under the terms of financing arrangements, or is otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected. See “Business—Regulation.”
We will be required to pay our ILPs and/or Limited Partners for certain tax benefits we may claim as a result of (i) the tax basis step-up we received in connection with the Business Combination and related transactions, (ii) the tax basis step-up that we expect to receive in connection with our acquisition of PWP OpCo Class A partnership units with the proceeds of this offering, and (iii) any tax basis step-up that we may receive in connection with subsequent exchanges of PWP OpCo Class A partnership units for cash or our Class A common stock. In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits we realize.
Our acquisition of PWP OpCo Class A partnership units in connection with the Business Combination resulted in, and we expect that our acquisition of PWP OpCo Class A partnership units with the proceeds of this offering will result in, increases in the tax basis of the assets of PWP OpCo and other deductions that otherwise would not have been available to us. In addition, future exchanges of PWP OpCo Class A partnership units for shares of our Class A common stock or cash, and certain other transactions, are expected to result in increases in the tax basis of the assets of PWP OpCo and other deductions that otherwise would not have been available to us. Such increases in tax basis and other deductions are expected to reduce the amount of cash tax that we would otherwise have to pay in the future due to increases in depreciation and amortization deductions (for tax purposes). These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of PWP OpCo to the extent the increased tax basis is allocated to those assets. The IRS may challenge all or part of these tax basis increases, and a court could sustain such a challenge.
At the Closing, we entered into a Tax Receivable Agreement with PWP OpCo, Professional Partners and certain other persons party thereto. The Tax Receivable Agreement generally provides for payment by us to ILPs and certain Partners (as defined therein) (the “TRA Parties”) of 85% of the cash tax savings, if any, in U.S. federal, state, local and foreign income taxes and related interest realized (or deemed realized) in periods after the Closing as a result of (a) exchanges of interests in PWP OpCo for cash or Class A common stock of the Company and certain other transactions and (b) payments made under the Tax Receivable Agreement. We expect to retain the benefit of the remaining 15% of these cash tax savings. While the actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, future tax rates and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of PWP OpCo attributable to our prior and future acquisition of interests in PWP OpCo, during the expected term of the Tax Receivable Agreement, the payments that we may make under the Tax Receivable Agreement could be substantial.
The payment obligation under the Tax Receivable Agreement is our obligation and not an obligation of PWP OpCo. In addition, although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or other benefits, the relevant TRA Party will not reimburse us for any payments that may previously have been made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, although excess payments made to any TRA Party may be netted against payments otherwise to be made, if any, to such TRA Party after our determination of such excess. As a result, in certain circumstances we could make payments to the relevant TRA Parties under the Tax Receivable Agreement in excess of our cash tax savings. Our ability to achieve benefits from any tax basis increase or other benefits, and the payments to be made under the Tax Receivable Agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.
The Tax Receivable Agreement also provides that, upon a merger, asset sale or other form of business combination or certain other changes of control, our (or our successor's) obligations with respect to exchanged or acquired PWP OpCo Class A partnership units (whether exchanged or acquired before or after such change of control) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
into the Tax Receivable Agreement, that certain loss carryforwards will be used within 15 years, and that any non-amortizable assets are deemed disposed of at the earlier of (i) when the relevant asset is sold or (ii) within 15 years.
Furthermore, upon a material breach of our obligations under the Tax Receivable Agreement that is not cured within the time period specified by the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, we shall pay to each TRA Party the present value, discounted at LIBOR (or a replacement agreed rate) plus 300 basis points as of such date, of all tax benefit payments due to such TRA Party as of either the date of delivery of the early termination notice, in the case of an early termination, or as of the date of such breach, in the case of a material breach. The calculation of payments in such circumstances would also be based on certain assumptions, including, in addition to those described above with respect to a change of control, that federal, state, local, and foreign income tax rates will remain the same as those specified for such taxable year by the Internal Revenue Code of 1986, as amended (the “Code”), and other laws on the date of such breach or the early termination payment, that any non-amortizable assets shall be deemed disposed of within 15 years of the earlier of the basis adjustment for such asset or the date of breach or delivery of the early termination notice, and that any PWP OpCo Class A partnership units that have not been exchanged will be deemed exchanged for the market value of our Class A common stock at the time of termination or material breach. Consequently, it is possible, in the case of a change of control, early termination, or material breach, that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payments.
PWP OpCo may make distributions of cash to us substantially in excess of the amounts we use to make distributions to our shareholders and to pay our expenses (including our taxes and payments under the Tax Receivable Agreement). To the extent we do not distribute such excess cash as dividends on our Class A common stock, the holders of PWP OpCo Class A partnership units would benefit from any value attributable to such cash as a result of their ownership of our Class A common stock upon a redemption or exchange of their PWP OpCo Class A partnership units.
Under the PWP OpCo LPA, we have the right (through our control of PWP GP, the general partner of PWP OpCo), subject to applicable law, to determine when distributions will be made to the partners of PWP OpCo and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the partners of PWP OpCo pro rata in accordance with their respective ownership of partnership units. In accordance with the PWP OpCo LPA, we intend to use best efforts to cause PWP OpCo to make sufficient cash distributions to the holders of partnership units of PWP OpCo to fund their tax obligations in respect of the income of PWP OpCo that is allocated to them.
If we accumulate cash received as distributions from PWP OpCo in excess of the amounts that we need to pay any cash dividends declared by our board of directors, taxes and other expenses (including payments under the Tax Receivable Agreement), neither our organizational documents nor the PWP OpCo LPA will require us to distribute such excess cash to our stockholders. Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose, including (i) to make additional distributions to the holders of our Class A common stock, (ii) to acquire additional newly-issued PWP OpCo Class A partnership units, and/or (iii) to repurchase outstanding shares of our Class A common stock. Unless and until our board of directors chooses, in its sole discretion, to make a distribution to our stockholders, we will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of PWP OpCo Class A partnership units for shares of our Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our shareholders, in each case, to the extent such cash was received pursuant to a pro rata distribution by PWP OpCo. To the extent we do not distribute such cash as dividends on our Class A common stock or otherwise use such cash as described above and instead, for example, hold such cash balances or lend them to PWP OpCo, this may result in shares of our Class A common stock increasing in value relative to the PWP OpCo Class A partnership units. The holders of PWP OpCo Class A partnership units may benefit from any value attributable to such cash balances or loans to PWP OpCo if they acquire shares of our Class A common stock in exchange for their PWP OpCo Class A partnership units or if we acquire additional PWP OpCo Class A partnership units (whether from PWP OpCo or from holders of PWP OpCo Class A partnership units) at a price based on the market price of shares of our Class A common stock at the time.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
If Perella Weinberg Partners were deemed an “investment company” under the Investment Company Act of 1940 as a result of its ownership of PWP OpCo, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
If Perella Weinberg Partners were to cease participation in the management of PWP OpCo, its interests in PWP OpCo could be deemed an “investment security” for purposes of the Investment Company Act of 1940 (the “1940 Act”). Generally, a person is deemed to be an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. Perella Weinberg Partners has nominal assets and has partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP. A determination that this interest was an investment security could result in Perella Weinberg Partners being an investment company under the 1940 Act and becoming subject to the registration and other requirements of the 1940 Act. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and have a material adverse effect on our business and the price of our Class A common stock.
PWP OpCo and PWP Capital have entered into various arrangements, including a master separation agreement, which contain cross-indemnification obligations of us and PWP Capital.
The master separation agreement that we entered into with PWP Capital, which holds the former asset management business of PWP OpCo prior to the PWP Separation, provides, among other things, that PWP Capital generally will indemnify us for losses that we incur relating to, arising out of or resulting from the business of PWP Capital and any payments with respect to joint liabilities to the extent they exceed 81.304% of such joint liabilities. In addition, we generally will indemnify PWP Capital for losses that PWP Capital incurs relating to our business and any payments with respect to joint liabilities to the extent they exceed 18.696% of such joint liabilities. We may not be able to recover any or all of the amount of any indemnified losses from PWP Capital should it be financially unable to perform under its indemnification obligations. In addition, we may be required to make substantial payments under our indemnity obligations to PWP Capital, which could materially adversely affect our results of operations and the price of our Class A common stock.
Our Second Amended and Restated Certificate of Incorporation could prevent us from benefiting from corporate opportunities that might have otherwise been available to us.
Our Second Amended and Restated Certificate of Incorporation, which is subject to the terms and provisions of the Stockholders Agreement, contains provisions related to corporate opportunities that may be of interest to us and our subsidiaries and Professionals GP and Professional Partners and their respective subsidiaries. It provides that Professional Partners and its subsidiaries, Professionals GP and its subsidiaries, the Sponsor and any of their respective affiliates (excluding us or any of our subsidiaries) (collectively, the “PWP Partner Group”) and their respective affiliates will not have any duty (fiduciary or otherwise) to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and in the event that the PWP Partner Group acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and the PWP Partner Group or any of their respective affiliates, none of us or any of our subsidiaries or PWP OpCo or any of its subsidiaries shall have any expectancy in such corporate opportunity and the PWP Partner Group shall not have any duty to communicate or offer such corporate opportunity to us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and may pursue such corporate opportunities for themselves or direct such corporate opportunity to another person, including one of their affiliates, in each case, to the fullest extent permitted by law. Furthermore, to the fullest extent permitted by law, in the event that any of our directors or officers or a director or officer of any or our subsidiaries, PWP OpCo or any of its subsidiaries who is also a partner, principal, director, officer, member, manager, employee, consultant, independent contractor and/or other service provider of any of the PWP Partner Group acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and the PWP Partner Group or any of their respective affiliates, none of us or any of our subsidiaries or PWP OpCo or any of its subsidiaries shall have any expectancy in such corporate opportunity unless such corporate opportunity has expressly been offered to such

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
person in his or her capacity as our director or officer in which case such opportunity shall belong to us. By becoming our stockholder, you will be deemed to have notice of and have consented to these provisions of our Second Amended and Restated Certificate of Incorporation. See “Description of Securities—Corporate Opportunities.”
If PWP OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and PWP OpCo could be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.
We intend to operate such that PWP OpCo is treated as a partnership for U.S. federal income tax purposes and does not become a publicly traded partnership taxable as a corporation. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of PWP OpCo units pursuant to the PWP OpCo amended and restated limited partnership agreement or other transfers of PWP OpCo units could cause PWP OpCo to be treated as a corporation. We intend to operate such that transfers of PWP OpCo units will not cause PWP OpCo to be treated as other than a partnership by providing for limitations on the ability of partners to exchange or otherwise transfer PWP OpCo units and providing our board of directors and the board of directors of PWP GP with certain rights to further limit exchanges or other transfers of PWP OpCo units as necessary to maintain the partnership status of PWP OpCo. However, there can be no assurance that this treatment will be respected.
If PWP OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies could result for us and PWP OpCo, including as a result of our inability to file a consolidated U.S. federal income tax return with PWP OpCo. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any of our previously made payments under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of PWP OpCo's assets) were subsequently determined to have been unavailable.
The use of certain of our licensed trademarks by PWP Capital and its subsidiaries may expose us to reputational harm that could adversely affect our business should they take actions that damage the brand name.
We have licensed to PWP Capital and its subsidiaries the use of certain trademarks owned by us and our subsidiaries for use in connection with its asset management business that were in use by the PWP Capital business prior to the PWP Separation. As a result, there is a risk of reputational harm to us if PWP Capital and its subsidiaries use such trademarks and engage in poor business practices, experience adverse results or otherwise damage the reputational value of the “Perella Weinberg Partners” or “Tudor, Pickering, Holt & Co.” brand names. These risks could impair our operations, affect our reputation and adversely affect our business. Our voting control is concentrated among the holders of our Class B-1 common stock. As a result, the market price of our Class A common stock may be materially adversely affected by such disparate voting rights.
Upon the Closing, Professional Partners beneficially owned all of the outstanding shares of our Class B-1 common stock, representing approximately 90.6% of our total voting power, ILPs beneficially owned all of the outstanding shares of our Class B-2 common stock, representing approximately 0.9% of our total voting power, and holders of our Class A common stock owned shares of our Class A common stock, representing approximately 8.5% of our total voting power. As long as Professional Partners beneficially owns a majority of our total voting power, it will have the ability, without the consent of the public holders of our Class A common stock, to elect all of the members of our board of directors and to control our management and affairs. In addition, it will be able to determine the outcome of matters submitted to a vote of our stockholders for approval and will be able to cause or prevent a change of control of us.
The holders of our Class A common stock and Class B common stock have substantially identical rights, except that holders of Class A common stock and Class B-2 common stock are entitled to one vote per share, while holders of Class B-1 common stock are entitled to 10 votes per share on all matters to be voted on by stockholders in

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
general. This differential in the voting rights of our Class B-1 common stock could adversely affect the market price of our Class A common stock.
Professional Partners' control over us may give rise to actual or perceived conflicts of interest with the Limited Partners who manage Professional Partners.
We are controlled by Professional Partners, which is ultimately managed by a committee of Limited Partners that manages Professionals GP, the general partner of Professional Partners. The interests of the Limited Partners who manage Professional Partners may differ from those of our other stockholders. For example, the Limited Partners who manage Professional Partners may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the Tax Receivable Agreement, and whether and when we should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. Professional Partners, which is ultimately managed by a committee of Limited Partners that manages Professionals GP, the general partner of Professional Partners, holds all outstanding shares of Class B-1 common stock and thereby controlled approximately 90.6% of the voting interest in us upon Closing. The shares of Class B-1 common stock will entitle Professional Partners to (i) for so long as the Class B Condition is satisfied, ten votes per share for each share held of record on all matters submitted to a vote of stockholders and (ii) after the Class B Condition ceases to be satisfied, one vote per share for each share held of record on all matters submitted to a vote of stockholders. See “Description of Securities—Class B Common Stock.” In addition, we are party to the Stockholders Agreement with Professional Partners, pursuant to which, for so long as the Class B Condition is satisfied, Professional Partners will have certain approval rights over certain transactions, including the right to designate a number of nominees to our board of directors equal to a majority thereof. For so long as the Class B Condition is no longer satisfied and the Secondary Class B Condition is satisfied, Professional Partners will have the right to designate a number of directors (rounded up to the nearest whole number) equal to one third of our board of directors. As a result, because the Limited Partners who manage Professional Partners have a majority of the voting power in us through their control of Professional Partners, and our Second Amended and Restated Certificate of Incorporation does not provide for cumulative voting, they will have the ability to elect all of the members of our board of directors and thereby to control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of our Class A common stock or other securities, and the declaration and payment of dividends. The Limited Partners who manage Professional Partners are able to determine the outcome of all matters requiring stockholder approval and are able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. The voting power of the Limited Partners who manage Professional Partners could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of us and might ultimately affect the market price of our Class A common stock. As a result of the control exercised by the Limited Partners who manage Professional Partners over us, none of our agreements with them have been negotiated on “arm's length” terms. We cannot assure you that we would not have received more favorable terms from an unaffiliated party.
Risks Related to Our Securities
We may be unable to satisfy Nasdaq listing requirements in the future and the Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to effect transactions in our securities and subject us to additional trading restrictions.
Our Class A common stock and Warrants are listed on the Nasdaq, but there is no guarantee that these securities will remain listed on the Nasdaq. Although we currently meet the minimum initial listing standards set forth in the Nasdaq listing standards, there can be no assurance that these securities will continue to be listed on the Nasdaq in the future. In order to continue listing our securities on the Nasdaq, we must maintain certain financial, distribution and share price levels.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
If we are delisted, there could be significant material adverse consequences, including:
•a limited availability of market quotations for our securities;
•a limited amount of news and analyst coverage for the combined company; and
•a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.
Our Warrants are accounted for as liabilities and the changes in value of our Warrants could have a material effect on our financial results.
On April 12, 2021, the staff of the Securities and Exchange Commission issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). The SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination. The terms described in the SEC Staff Statement are common in SPACs and are similar to the terms contained in the warrant agreement governing our Warrants, which were initially issued by FTIV in connection with its IPO. In response to the SEC Staff Statement, FTIV reevaluated the accounting treatment of the Public Warrants and Private Placement Warrants, and determined to classify the Warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. As a result, included on our historical condensed consolidated statement of financial condition as of June 30, 2021 are derivative liabilities related to embedded features contained within the Warrants. Accounting Standards Codification 815, Derivatives and Hedging, provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize noncash gains or losses on our Warrants each reporting period and that the amount of such gains or losses could be material.
If our performance following the Business Combination does not meet market expectations, the price of our securities may decline.
If our performance following the Business Combination does not meet market expectations, the price of our Class A common stock may decline.
In addition, fluctuations in the price of our Class A common stock could contribute to the loss of all or part of your investment. Prior to the Business Combination, there had not been a public market for PWP's stock, and trading in our Class A common stock was not active. Accordingly, the valuation ascribed to PWP and our Class A common stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our Class A common stock develops and continues, the trading price of our Class A common stock could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our Class A common stock and our Class A common stock may trade at prices significantly below the price you paid for your shares.
Factors affecting the trading price of our common stock may include:
•actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•changes in the market's expectations about our operating results;
•our operating results failing to meet market expectations in a particular period;
•changes in financial estimates and recommendations by securities analysts concerning us or the online automobile sales industry and market in general;

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
•operating and stock price performance of other companies that investors deem comparable to us;
•changes in laws and regulations affecting our business;
•commencement of, or involvement in, litigation involving us;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of shares of our common stock available for public sale;
•any significant change in our board or management;
•sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and
•general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.
Broad market and industry factors may depress the market price of our Class A common stock irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in our market or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our Class A common stock also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
Warrants to purchase our Class A common stock became exercisable on the 30th day following the Business Combination, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Outstanding Warrants to purchase an aggregate of 7,870,000 shares of our Class A common stock became exercisable on the 30th day following the Closing in accordance with the terms of the warrant agreement governing those securities. These Warrants consist of 7,666,666.67 Warrants originally included in the units issued in the IPO and 203,333.33 Warrants included in the placement units. Each warrant entitles its holder to purchase one share of our Class A common stock at an exercise price of $11.50 per share and will expire at 5:00 p.m., New York time, five years after the Closing or earlier upon redemption of our Class A common stock or our liquidation. To the extent Warrants are exercised, additional shares of our Class A common stock will be issued, which will result in dilution to our then existing stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our Class A common stock.
Our stockholders may be diluted by the future issuance of common stock, preferred stock or securities convertible or exchangeable into common or preferred stock, in connection with exchanges of PWP OpCo Class A partnership units for shares of our Class A common stock, our incentive plans, acquisitions, capital raises or otherwise.
As of June 30, 2021, we had 1,500,000,000 shares of Class A common stock authorized, of which 42,956,667 have been issued. Our Second Amended and Restated Certificate of Incorporation authorizes us to issue these shares of common stock and options, rights, Warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.
Subject to the exchange procedures and restrictions set forth in the PWP OpCo LPA, and any other procedures or restrictions imposed by us, holders of PWP OpCo Class A partnership units (other than Perella Weinberg Partners) may exchange these units for (i) shares of Class A common stock on a one-for-one basis (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or (ii) cash from an

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
offering of shares of Class A common stock (based on the net proceeds received by us for such shares in such offering) with the form of consideration determined by us. We have reserved approximately 61.1 million shares of Class A common stock for issuance on the Closing or from time to time in exchange for PWP OpCo Class A partnership units. We may in the future cause PWP OpCo to issue additional PWP OpCo Class A partnership units that would also be exchangeable for shares of Class A common stock. Simultaneously with an exchange by a PWP OpCo unitholder who holds shares of Class B common stock, a number of shares of Class B common stock held by such unitholder equal to the number of PWP OpCo Class A partnership units exchanged by such unitholder will be automatically converted into shares of Class A common stock or cash which will be delivered to the exchanging holder (at Perella Weinberg Partners’ option) at a conversion rate of 1:1000 (or 0.001). We have reserved approximately 60,000 shares of Class A common stock for issuance on the Closing or from time to time in respect of conversion of shares of Class B-1 or Class B-2 common stock into Class A common stock. See “Business Combination—Related Agreements—PWP OpCo Limited Partnership Agreement.”
In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock, or both. The amount of cash available per share, including for payment of dividends in the future, may also decrease. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their percentage ownership.
Our ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for our Class A common stock.
The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If we do not receive adequate coverage by securities or industry analysts, our stock price would likely be less than that which we would obtain if we had more coverage and the liquidity, or trading volume of our Class A common stock may be limited, making it more difficult for a stockholder to sell shares at an acceptable price or amount. Analyst projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of research analysts covering us. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline.
Future sales of our Class A common stock issued to our stockholders or by FTIV's initial stockholders may reduce the market price of our Class A common stock that you might otherwise obtain.
Under the Business Combination Agreement, we issued (A) to Professional Partners, new shares of Class B-1 common stock, which will have 10 votes per share (for so long as Professional Partners or its limited partners as of the Closing maintain direct or indirect ownership of at least 10% of the issued and outstanding PWP OpCo Class A partnership units, at which point such Class B-1 common stock shall have one vote per share) and (B) to ILPs, new shares of Class B-2 common stock, which will have one vote per share.
We and Professional Partners entered into a Stockholders Agreement providing for certain restrictions on transfer applicable to the shares issued to Professional Partners in connection with the Business Combination. For additional information regarding the Stockholders Agreement, see the section in this prospectus entitled “Business Combination—Related Agreements—Stockholders Agreement.”

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
In connection with the signing of the Business Combination Agreement, the Sponsor entered into the Sponsor Share Surrender and Share Restriction Agreement, which was amended on May 4, 2021. Pursuant to the Sponsor Share Surrender and Share Restriction Agreement, as amended, the Founder Shares and Placement Shares owned by the Sponsor are subject to transfer restrictions for six months following the closing of the Business Combination and 80% of the Founder Shares held by the Sponsor will also be subject to vesting conditions based on certain closing share price thresholds of the Company's Class A common stock for 20 out of any 30 consecutive trading days. See the section of this prospectus entitled “Business Combination—Related Agreements—Sponsor Share Surrender and Share Restriction Agreement.”
In connection with the Closing of the Business Combination, we amended and restated the existing registration rights agreement with the Sponsor by entering into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with the RRA Parties with respect to the shares of our Class A common stock and certain other equity securities held by the RRA Parties. The Amended and Restated Registration Rights Agreement required us to, among other things, file with the SEC the Shelf Registration Statement pursuant to Rule 415 under the Securities Act on behalf of the RRA Parties within 30 business days after the Closing. If the Shelf Registration Statement becomes unavailable once it is declared effective, the RRA Parties will have certain demand registration rights. We filed the Shelf Registration Statement on July 15, 2021.
Upon expiration of the (i) lockup period set forth in the Sponsor Share Surrender and Share Restriction Agreement, as amended, applicable to shares of our Class A common stock held by FTIV's initial stockholders and, in the case of FTIV's initial stockholders, the effectiveness of the Shelf Registration Statement, and (ii) lockup period set forth in the lockup agreement entered into in connection with this offering by our directors and executive officers, these parties may sell large amounts of our stock in the open market or in privately negotiated transactions. The registration and availability of such a significant number of shares of Class A common stock for trading in the public market may increase the volatility in the price of our Class A common stock or put significant downward pressure on the price of our Class A common stock. In addition, we may use shares of our Class A common stock as consideration for future acquisitions, which could further dilute our stockholders.
We may be subject to securities litigation, which is expensive and could divert management attention.
Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject us to significant liabilities.
Risks Related to Being a Public Company
We will incur significant costs and obligations as a result of being a public company.
As a privately held company, PWP had not been required to comply with many corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that PWP was not required to incur in the past. These expenses will increase once we are no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including Dodd Frank, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, have increased the costs and the time that must be devoted to compliance matters. We expect these rules and regulations will increase our legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.
For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may remain an “emerging growth company” until December 31, 2025 or such earlier time that we have more than $1.07 billion in annual revenues, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, or

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
if we no longer can be classified as an “emerging growth company,” we expect that we will incur additional compliance costs, which will reduce our ability to operate profitably.
As an “emerging growth company,” we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.
As an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the closing of FTIV's IPO, (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which we have elected to do.
We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active market for our common stock, our share price may be more volatile and the price at which our securities trade could be less than if we did not use these exemptions.
If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a United States publicly traded company in a timely and reliable manner.
Since PWP was a privately held company prior to the Business Combination, it was not required to adopt all of the financial reporting and disclosure procedures and controls required of a United States publicly traded company. We expect that the implementation of all required accounting practices and policies and the hiring of additional financial staff will increase our operating costs and could require our management to devote significant time and resources to such implementation. If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that are timely and reliable. Any such delays or deficiencies could harm us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and damaging our reputation, which in either case could impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for continued listing of our Class A common stock on the Nasdaq.
We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act, which could have a material adverse effect on our business.
Commencing with our annual report for the year ended December 31, 2021, we will be required to provide management's attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of PWP as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable to us after the Business Combination. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and lead to a decrease in the market price of our Class A common stock.
Prior to the Business Combination, FTIV identified a material weakness in its internal control over financial reporting related to the accounting for the Warrants FTIV issued in connection with its initial public offering in September 2020. As a result of this material weakness, FTIV's management concluded that its internal control over

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of its warrant liabilities and related financial disclosures for the affected periods. As the accounting acquirer in the Business Combination, we inherited this material weakness and the Warrants.
Any failure to maintain effective internal controls could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. We may also be subject to litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims relating to our financial statements or the material weaknesses in our internal control over financial reporting. In either case, there could result a material adverse effect on our business. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.
We can give no assurance that the measures FTIV has taken and that we plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.
Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an “emerging growth company.”
Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We will be an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following September 29, 2025, the fifth anniversary of our IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Accordingly, until we cease being an “emerging growth company” stockholders will not have the benefit of an independent assessment of the effectiveness of our internal control environment.
Risks Related to Our Governance and Governance Documents
We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Professional Partners holds more than 50% of the voting power of our shares eligible to vote. As a result, we are a “controlled company” under the rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors.
We currently utilize these exemptions. As a result, we do not have a majority of independent directors on our board of directors and do not have a nominating and governance committee. Accordingly, although we may transition to a board with a majority of independent directors prior to the time we cease to be a “controlled

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
company,” for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements set by Nasdaq. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and Nasdaq with respect to our audit committee.
The classification of our board of directors may have anti-takeover effects, including discouraging, delaying or preventing our change of control.
Our board of directors is currently divided into three classes of directors with staggered, three-year terms. The presence of a classified board could have anti-takeover effects, including discouraging a third party from making a tender offer for our shares or attempting to obtain control of us, even when stockholders may consider such a takeover to be in their best interests. It could also delay stockholders who disapprove of the performance of our board of directors from changing a majority of the composition of our board of directors through a single proxy contest.
Anti-takeover provisions in our charter documents and Delaware law, as well as the rules of FINRA, the FCA, the Alberta Commission, IIROC, ACPR and other U.S. or foreign governmental regulatory authorities or self-regulatory organizations, could delay or prevent a change in control, limit the price investors may be willing to pay in the future for our Class A common stock and could entrench management.
Our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations and placing limitations on convening stockholder meetings. In addition, there will be no cumulative voting in the election of directors, and our Second Amended and Restated Certificate of Incorporation will provide that, subject to the rights, if any, of the holders of shares of preferred stock then outstanding, directors may be removed from office at any time, with or without cause, by the affirmative vote of at least two-thirds (2/3) of the voting power of the shares entitled to vote in connection with the election of our directors; provided, that at any time the Class B Condition is satisfied, any or all of our directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote in connection with the election of our directors. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. See “Description of Securities.”
Further, our two U.S. broker-dealer subsidiaries are members of FINRA and subject to FINRA's rules, which could impede or delay a change of control. FINRA Rule 1017 generally provides that FINRA approval must be sought in connection with any transaction resulting in a single person or entity acquiring or controlling, directly or indirectly, twenty-five percent (25%) or more of a FINRA member firm's or its parent company's equity for the first time.
Similarly, our U.K. subsidiary, Perella Weinberg UK Limited (“PWP U.K.”), is regulated by the FCA and is, therefore, an FCA authorized person, acquisitions of interests in which are subject to change in control rules. Prior FCA approval must be obtained for any transaction that would result in a single person or entity acquiring, directly or indirectly, 10% or more of PWP U.K.'s voting rights or share capital, including through ownership of the equity of any of its parent undertakings.
Our Second Amended and Restated Certificate of Incorporation provides, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder limitation matters, subject to limited exceptions, which could discourage stockholder lawsuits or limit our stockholders' ability to bring a claim in any judicial forum that they find favorable for disputes against our directors, officers, other employees or stockholders.
Our Second Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder to bring (i) any derivative action or

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our charter or bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel, except (a) any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction, and (b) in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. Notwithstanding the foregoing, the choice of forum provisions do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Second Amended and Restated Certificate of Incorporation. However, no such person or entity shall be deemed to have waived any right of action against us or our officers or directors pursuant to the federal securities laws. If any action the subject matter of which is within the scope of the choice of forum provision is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the choice of forum provision (an “enforcement action”), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder's counsel in the foreign action as agent for such stockholder.
This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Second Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $                  (or approximately $            if the underwriters exercise in full their option to purchase up to              additional shares of Class A common stock), based on an assumed public offering price of $            per share, which was the last reported closing sale price of our Class A common stock on The Nasdaq Global Select Market on          , 20         , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from our issuance and sale of             shares of Class A common stock (or            shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase from certain holders (i) outstanding PWP OpCo Class A partnership units and (ii) outstanding shares of Class B common stock.
Each $1.00 increase or decrease in the assumed public offering price of $           per share would increase or decrease the net proceeds to us from this offering by $              , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of Class A common stock offered by us, would increase or decrease the net proceeds to us by $              , assuming the assumed public offering price per share remains the same, and after deducting the estimated underwriting discounts and commissions.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
DIVIDEND POLICY
We expect to declare and pay dividends subject to the determination by our Board of Directors that (i) such dividends are permitted by applicable law and (ii) we and our subsidiaries, on a consolidated basis, have a sufficient amount of unrestricted cash to make such dividend payments and still satisfy our respective existing liabilities and have sufficient reserves for future contingencies or future needs of our business and that of our subsidiaries. We have paid an initial quarterly amount to our stockholders of $0.07 per Class A share on September 21, 2021. We are a holding company without any direct operations and our only material assets are our partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP. Accordingly, our ability to pay dividends depends upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. For example, the ability of our subsidiaries to make distributions, loans and other payments to us for the purposes described above and for any other purpose may be limited by the terms of the agreements governing our outstanding indebtedness. The declaration and payment of dividends is also at the discretion of our Board of Directors and depends on various factors including our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors. We cannot assure you that we will not reduce or eliminate dividends in the future.
In addition, under Delaware law, our Board of Directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then-current and/or immediately preceding fiscal year.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:
•on an actual basis; and
•on an as adjusted basis to give effect to the sale by the Company of            shares of Class A common stock in this offering and the application of the proceeds therefrom as described under “Use of Proceeds.”
You should read this table in conjunction with the sections entitled “Summary Historical Financial and Other Information of PWP” and “PWP’s Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of June 30, 2021
(in thousands, except share amounts)	Actual	As adjusted(1)
Cash and cash equivalents	$349,677	$
Class A common stock, par value $0.0001 per share (1,500,000,000 shares authorized, 42,956,667 issued and outstanding, actual; issued and outstanding, as adjusted)	4
Class B common stock, par value $0.0001 per share (600,000,000 shares authorized, 50,154,199 issued and outstanding, actual; issued and outstanding, as adjusted)	5
Additional paid-in-capital	135,293
Retained earnings (accumulated deficit)	(12,499)
Accumulated other comprehensive income (loss)	(818)
Total Perella Weinberg Partners stockholders’ equity	121,985
Noncontrolling interests	138,778
Total equity	260,763
Total capitalization	$260,763	$
__________________
(1)Each $1.00 increase or decrease in the assumed public offering price of $          per share, which was the last reported closing sale price of our Class A common stock on The Nasdaq Global Select Market on        , 20        , would increase or decrease each of as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $           , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of Class A common stock offered by us would increase or decrease each of as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $            million, assuming that the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions.
The tables above excludes:
•shares of Class A common stock available for future issuance under the Incentive Plan;
•shares of our Class A common stock issuable upon the exercise of outstanding Warrants; and
•shares of our Class A common stock issuable upon the settlement of outstanding restricted stock units.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information reflects the impact of this offering, the Business Combination and the related adjustments.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the audited statement of operations of FTIV for the year ended December 31, 2020 with the audited consolidated statement of operations of PWP for the year ended December 31, 2020. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 combines the unaudited condensed statement of operations of FTIV for the period from January 1, 2021 through June 24, 2021 (the Closing Date) with the unaudited condensed consolidated statement of operations of PWP for the nine months ended September 30, 2021. The unaudited pro forma condensed combined statement of operations gives effect to the Business Combination, this offering and related adjustments as if they had been consummated on January 1, 2020.
The unaudited pro forma condensed combined financial information was derived from the following historical financial statements:
•The historical unaudited condensed financial statements of FTIV as of and for the period from January 1, 2021 through June 24, 2021 (the Closing Date) and the historical audited financial statements of FTIV as of and for the year ended December 31, 2020, both of which are not included in this prospectus; and
•The historical unaudited condensed consolidated financial statements of PWP as of and for the nine months ended September 30, 2021 and the historical audited consolidated financial statements of PWP as of and for the year ended December 31, 2020, both of which are included elsewhere in this prospectus.
The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly attributable to the transactions referred to below. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent our consolidated results of operations or consolidated financial position that would actually have occurred had the Business Combination and this offering been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period.
The unaudited pro forma condensed combined financial information should also be read together with the sections entitled “Risk factors,” “Summary historical financial and other information of PWP,” “PWP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Except as otherwise indicated, the unaudited pro forma condensed combined financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.
Description of the Business Combination
On June 24, 2021, the Business Combination contemplated by the Business Combination Agreement entered into on December 29, 2020, by and among the Sponsor, PWP OpCo, PWP GP, Professional Partners and Professionals GP, was completed. Pursuant to the Business Combination Agreement, among other things, (i) FTIV acquired certain partnership interests in PWP OpCo, (ii) PWP OpCo became jointly-owned by the Company, Professional Partners and certain existing partners of PWP OpCo, and (iii) PWP OpCo now serves as the Company’s operating partnership as part of an umbrella limited partnership C-corporation.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Pursuant to the Business Combination Agreement, subject to certain conditions set forth therein, in connection with the Closing:
(i)the Company acquired newly-issued common units of PWP OpCo in exchange for cash in an amount equal to the outstanding excess cash balances of the Company (including the proceeds from the PIPE Investment) as of Closing;
(ii)Professional Partners contributed the equity interests of PWP GP, the general partner of PWP OpCo, to the Company;
(iii)the Company issued new shares of Class B-1 common stock and Class B-2 common stock to PWP OpCo, with the Class B-1 common stock being distributed to and owned by Professional Partners and the Class B-2 common stock being distributed to and owned by ILPs, with the number of shares of such common stock issued to PWP OpCo equal the number of common units of PWP OpCo that were held by Professional Partners and ILPs, respectively, following the Closing; and
(iv)the Company repaid certain indebtedness of PWP OpCo and its subsidiaries, and paid certain expenses, and PWP OpCo first redeemed PWP OpCo units held by certain electing ILPs, and second, redeemed PWP OpCo units held by certain Legacy Partners and retained remaining proceeds for general corporate purposes.
Concurrently with the execution of the Business Combination Agreement, the Company also entered into a Subscription Agreement with the PIPE Investors pursuant to, and on the terms and subject to the conditions of, which the PIPE Investors have collectively subscribed for 12.5 million shares of the Company’s Class A common stock for an aggregate purchase price equal to $125 million, including $1.5 million subscribed by entities related to the Sponsor. The PIPE Investment was consummated concurrently with the Closing.
At the Closing, the Company entered into a Tax Receivable Agreement with PWP OpCo, Professional Partners and certain other persons party thereto. The Tax Receivable Agreement generally provides for payment by the Company to the TRA Parties of 85% of the cash tax savings, if any, in U.S. federal, state, local and foreign income taxes and related interest realized (or deemed realized) in periods after the Closing as a result of (a) the Business Combination and related transactions, (b) our acquisition of PWP OpCo Class A partnership units with the proceeds of this offering, (c) exchanges of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (d) payments made under the Tax Receivable Agreement. The Company expects to retain the benefit of the remaining 15% of these cash tax savings.
Upon the Closing, the ownership interests in the Company were as follows:

Total Capitalization (in thousands)
	Share #	%
Class A Shares (excluding Founder Shares)	36,110	38.8%
Founder Shares*	6,847	7.4%
Class A Common Stock Outstanding at Closing	42,957	46.1%
Additional Class A Common Stock Assuming All PWP OpCo Units Exchanged**	50,154	53.9%
Class A Common Stock (Assuming PWP OpCo Units Fully Exchanged)**	93,111	100.0%
Class B-1 common stock and Class B-2 common stock***	50,154

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Upon consummation of this offering and the use of proceeds thereof, the ownership is expected to be as follows:

Total Capitalization (in thousands)
	Share #	%
Class A Shares (excluding Founder Shares)		%
Founder Shares*		%
Class A Common Stock Outstanding Upon Consummation of Offering		%
Additional Class A Common Stock Assuming All PWP OpCo Units Exchanged**		%
Class A Common Stock (Assuming PWP OpCo Units Fully Exchanged)**		100.0%
Class B-1 common stock and B-2 common stock***
__________________
*Includes 100% of Founders Shares, including those subject to performance targets.
**    The shares attributed to Professional Partners and ILPs represent ownership in the form of PWP OpCo Class A partnership units, which are exchangeable into the Company’s Class A common stock on a one-for-one basis. As shares of Class B-1 common stock and Class B-2 common stock have de minimis economic rights, they have been excluded from the calculations in this table of Class A common stock issued upon the conversion of Class B common stock in connection with the exchange of PWP OpCo class A partnership units.
***    Shares of Class B-1 common stock were issued to Professional Partners and shares of Class B-2 common stock were issued to certain ILPs. Shares of Class B-1 common stock carry 10 votes per share and shares of B-2 common stock carry 1 vote per share.
Accounting for the Business Combination
The Business Combination has been accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, FTIV, who was the legal acquirer, was treated as the “acquired” company for financial reporting purposes and PWP was treated as the accounting acquirer. This determination was primarily based on PWP having a majority of the voting power of the post-combination company, PWP’s senior management comprising substantially all of the senior management of the post-combination company, the relative size of PWP compared to FTIV, and PWP’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination has been treated as the equivalent of a capital transaction in which PWP issued stock for the net assets of FTIV. The net assets of FTIV have been recorded at historical cost, with no goodwill or other intangible assets recorded.
The Business Combination was structured such that, among other things, (i) FTIV acquired a minority partnership interest in PWP OpCo, (ii) Professional Partners and certain investor limited partners of PWP OpCo together acquired a majority voting interest in the Company, and (iii) PWP OpCo, following the Closing, serves as the operating partnership as part of an umbrella limited partnership C-corporation structure. The portion of the consolidated subsidiaries not owned by the Company is based on the shares held by Professional Partners and ILPs as depicted in the capitalization tables above and any balances and related activities have been classified as noncontrolling interests in the consolidated statement of financial condition and net income (loss) attributable to noncontrolling interest in the consolidated statement of operations in accordance with ASC 810, Consolidation.
Basis of Pro Forma Presentation
The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon the Closing and consummation of this offering.
The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. FTIV and PWP have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
Tax Receivable Agreement
In connection with the Closing, the Company entered into a Tax Receivable Agreement with PWP OpCo, Professional Partners and certain other persons party thereto that will generally provide for payment by the

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Company to the TRA Parties of 85% of the cash tax savings, if any, in U.S. federal, state, local and foreign income taxes and related interest realized (or deemed realized) in periods after the Closing as a result of (a) the Business Combination and related transactions (b) our acquisition of PWP OpCo Class A partnership units with the proceeds of this offering, (c) exchanges of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (d) payments made under the Tax Receivable Agreement.
Due to the uncertainty in the amount and timing of any additional future exchanges of PWP OpCo Class A partnership units by the Limited Partners (after distribution of PWP OpCo Class A partnership units by Professional Partners) and ILPs, no increases in tax basis in PWP’s assets or other tax benefits that may be realized from such additional future exchanges have been assumed in the unaudited pro forma condensed combined financial information, except for exchanges that will occur concurrently with this offering.
Other Events
In connection with the Business Combination and related internal reorganization steps consummated concurrently with the Closing, Professional Partners has implemented a crystallized ownership structure that, among other things, includes a class of partnership units which tracks PWP’s advisory business and allocates increases in value and income/distributions with respect to the advisory business on a pro-rata basis to all holders of such partnership units in accordance with their ownership interests. As part of the reorganization of Professional Partners, ACUs and VCUs, which represent equity awards of Professional Partners, have been granted and equity-based compensation has been recorded, and will continue to be recorded, in accordance with ASC 718. Such equity awards have been reflected in the unaudited pro forma condensed combined financial information. The equity-based compensation related to the ACUs and VCUs does not result in incremental dilution to the Company’s shareholders relative to Professional Partners, as the vesting of ACUs and VCUs will have no impact to Professional Partners’ interest in PWP OpCo. As a result, equity-based compensation related to the ACUs and VCUs has been fully attributed to noncontrolling interest in the unaudited pro forma condensed combined financial information.
In addition, the unaudited pro forma condensed combined financial information gives effect to the issuance of restricted stock units pursuant to the Transaction Pool Share Reserve and the payment of “monetization equity” interests previously granted to certain US and non-US employees, which were due and contingent upon completion of the Business Combination.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Unaudited Pro Forma Condensed Combined Statement of Financial Condition
As of September 30, 2021
(in thousands)

	PWP	Offering Adjustments		Pro Forma Combined
(a)
Assets
Cash and cash equivalents	$—	$—		—
Restricted cash	—	—		—
Accounts receivable, net of allowance	—	—		—
Due from related parties	—	—		—
Fixed assets, net of accumulated depreciation and amortization	—	—		—
Intangible assets, net of accumulated amortization	—	—		—
Goodwill	—	—		—
Prepaid expenses and other assets	—	—		—
Right-of-use lease assets	—	—		—
Deferred tax asset, net	—	—	(b)	—
Total assets	$—	$—		$—

Liabilities and Equity
Accrued compensation and benefits	$—	$—		$—
Deferred compensation programs	—	—		—
Accounts payable, accrued expenses and other liabilities	—	—	(f)	—
Lease liabilities	—	—		—
Warrant liabilities	—	—		—
Amount due pursuant to tax receivable agreement	—	—	(c)	—
Total liabilities	—	—		—

Commitments and contingencies

Common stock, Class A	—	—	(d)	—
Common stock, Class B	—	—	(d)	—
Additional paid-in-capital	—	—	(d)	—
		—	(e)
		—	(f)
Retained earnings / Accumulated deficit	—	—		—
Accumulated other comprehensive loss	—	—	(e)	—
Noncontrolling interest	—	—	(e)	—
Total equity	—	—		—
Total liabilities and equity	$—	$—		$—

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2020
(in thousands, except share and per share amounts)

	FTIV	PWP	Transaction Accounting Adjustments		As Adjusted Before Offering	Offering Adjustments		Pro Forma Combined
	(aa)	(bb)
Revenues	$—	$518,986	$—		$518,986	$—		$—
Expenses
Compensation and benefits	—	374,332	—		374,332	—		—
Equity-based compensation	—	24,815	76,053	(hh)	162,703	—		—
			61,835	(cc)
Total compensation and benefits	—	399,147	137,888		537,035	—		—
Professional fees	—	42,880	—		42,880	—		—
Technology and infrastructure	—	27,281	—		27,281	—		—
Rent and occupancy	—	27,958	—		27,958	—		—
Travel and related expenses	—	5,725	—		5,725	—		—
General, administrative and other expenses	1,025	15,060	—		16,085	—		—
Depreciation and amortization	—	15,531	—		15,531	—		—
Total expenses	1,025	533,582	137,888		672,495	—		—
Operating loss	(1,025)	(14,596)	(137,888)		(153,509)	—		—
Related party revenues	—	9,263	—		9,263	—		—
Interest income	6	—	(6)	(ii)	—	—		—
Change in fair value of warrants	(3,235)	—	—		(3,235)	—		—
Transaction costs	(850)	—	—		(850)	—		—
Interest expense	—	(15,741)	15,741	(dd)	—	—		—
Other income (expense)	—	185	—		185	—		—
Loss before income taxes	(5,104)	(20,889)	(122,153)		(148,146)	—		—
Income tax benefit (expense)	—	(3,453)	5,008	(ee)	1,555	—	(kk)	—
Net income (loss)	$(5,104)	$(24,342)	$(117,145)		$(146,591)	$—		$—
Less: Net income (loss) attributable to noncontrolling interest			(31,716)	(ff)	(118,366)	—	(kk)	—
			(24,815)	(jj)
			(61,835)	(cc)
Net income (loss) attributable to Perella Weinberg Partners					$(28,225)	$—		$—
Weighted average number of common stock outstanding—Basic:
Class A common stock	23,000,000							—
Class A and Class B non-redeemable common stock	7,280,219
Weighted average number of common stock outstanding—Diluted:
Class A common stock	23,000,000							—
Class A and Class B non-redeemable common stock	7,280,219
Net income (loss) per share—Basic
Class A common stock	$—							$—	(gg)
Class A and Class B non-redeemable common stock	$(0.70)
Net income (loss) per share—Diluted
Class A common stock	$—							$—	(gg)
Class A and Class B non-redeemable common stock	$(0.70)

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2021
(in thousands, except share and per share amounts)

	FTIV	PWP	Transaction Accounting Adjustments		As Adjusted Before Offering	Offering Adjustments		Pro Forma Combined
	(ll)	(mm)
Revenues	$—	$—	$—		$—	$—		$—
Expenses						—		—
Compensation and benefits	—	—	—		$—	—		—
Equity-based compensation	—	—	—	(oo)	$—
			—	(nn)
Total compensation and benefits	—	—	—		—	—		—
Professional fees	—	—	—		—	—		—
Technology and infrastructure	—	—	—		—	—		—
Rent and occupancy	—	—	—		—	—		—
Travel and related expenses	—	—	—		—	—		—
General, administrative and other expenses	—	—	—		—	—		—
Depreciation and amortization	—	—	—		—	—		—
Total expenses	—	—	—		—	—		—
Operating income (loss)	—	—	—		—	—		—
Related party revenues	—	—			—	—		—
Interest income	—	—	—		—	—		—
Change in fair value of warrants	—	—	—		—	—		—
Transaction costs	—	—	—		—	—		—
Interest expense	—	—	—	(ss)	—	—		—
Other income (expense)	—	—	—		—	—		—
Income (loss) before income taxes	—	—	—		—	—		—
Income tax benefit (expense)	—	—	—	(pp)	—	—	(uu)	—
Net income (loss)	$—	$—	$—		$—	$—		$—
Less: Net income (loss) attributable to noncontrolling interest			—	(tt)		—	(uu)
			—	(nn)
			—	(qq)
Net income (loss) attributable to Perella Weinberg Partners					$—	$—		$—

Weighted average number of common stock outstanding—Basic:
Class A common stock

Weighted average number of common stock outstanding—Diluted:
Class A common stock

Net income (loss) per share—Basic
Class A common stock									(rr)

Net income (loss) per share—Diluted
Class A common stock									(rr)

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

1.    Basis of Presentation
The pro forma adjustments have been prepared as if this offering had occurred on September 30, 2021, in the case of the unaudited pro forma condensed combined statement of financial condition, and as if this offering and the Business Combination had been consummated on January 1, 2020, the beginning of the earliest period presented, in the case of the unaudited pro forma condensed combined statements of operations.
The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with GAAP.
The Business Combination has been accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of PWP with the Business Combination being treated as the equivalent of PWP issuing stock for the net assets of FTIV, accompanied by a recapitalization.
The pro forma adjustments represent management’s estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances. If facts are different than these estimates, then the actual amounts recorded may be different.
One-time direct and incremental transaction costs incurred prior to, or concurrent with, this offering are reflected in the unaudited pro forma condensed combined statement of financial condition as a direct reduction to the combined entity’s additional paid-in capital and are assumed to be cash settled.
2.    Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Financial Condition as of September 30, 2021
The unaudited pro forma condensed combined statement of financial condition as of September 30, 2021 reflects the following adjustments:
Represents the PWP historical unaudited condensed consolidated statement of financial condition as of September 30, 2021.
(a)Represents the pro forma adjustments to deferred tax assets to reflect the step-up for tax purposes of certain assets of PWP OpCo as a result of the exchanges of PWP OpCo Class A partnership units by the Limited Partners and ILPs occurring concurrent with this offering.
(b)Represents the pro forma adjustments to record the Tax Receivable Agreement liability as a result of the exchanges discussed in (b) above. Under the terms of the Tax Receivable Agreement, the Company will make payments to the TRA Parties in respect of 85% of the net tax benefit to the Company of certain tax attributes (calculated using certain assumptions, and subject to the terms of the Tax Receivable Agreement). The tax impacts of the transaction were estimated based on the applicable law in effect on September 30, 2021.
(c)Represents the pro forma adjustments to reflect the exchange of PWP OpCo Class A partnership units (and the redemption of a corresponding number of shares of Class B common stock) and the settlement of such exchanges for cash, pursuant to the PWP OpCo LPA, using the proceeds from the issuance of shares of Class A common stock from this offering.
(d)Represents the pro forma adjustments to adjust the carrying value of the noncontrolling interest and accumulated other comprehensive loss to reflect PWP’s increased ownership in PWP OpCo as a result of this offering and the exchanges described above.
(e)Represents the pro forma adjustments to record direct and incremental costs associated with this offering, including certain legal, accounting and other related expenses, which will be reflected as a reduction to additional paid-in capital.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
3.    Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 reflects the following adjustments:
(aa)Represents the FTIV historical audited statement of operations for the year ended December 31, 2020.
(bb)Represents the PWP historical audited consolidated statement of operations for the year ended December 31, 2020.
(cc)Represents the pro forma adjustment to record the expense related to the ACUs and VCUs that were granted in connection with the internal reorganization as part of the Business Combination and are subject to a three to five-year vesting period. Such amounts have been allocated to noncontrolling interests as the vesting of the ACUs and VCUs do not impact the Company as there is no additional dilution to the Company’s shareholders and no impact to the allocation of distributions from PWP OpCo to each of its investors (including the Company).
(dd)Reflects the pro forma adjustment to interest expense assuming the paydown of all outstanding debt from the proceeds of the Business Combination as if it occurred on January 1, 2020.
(ee)Represents adjustment to record the tax provisions of the combined company on a pro forma basis using a federal statutory tax rate of 21% and a state blended rate of 4%, which was calculated assuming the U.S. federal rates currently in effect and the statutory rates applicable to each state, local and foreign jurisdiction where the income is estimated to be apportioned, which was applied to the income attributable to the combined company. The income attributable to the non-controlling interest is pass-through income. However, the effective tax rate of the combined company could differ as a result of actions taken by the combined company subsequent to the Business Combination and other factors, including a final analysis of the future realizability of deferred tax assets and determination of a valuation allowance, any changes in tax laws and the impact of permanent tax differences.
(ff)Represents the pro forma adjustments to adjust noncontrolling interest for the portion of net income (loss) attributable to noncontrolling interest based on the aggregate Professional Partners and ILPs ownership as depicted in the capitalization table above, adjusted for the vesting of restricted stock units (“RSUs”) during the year ended December 31, 2020. Historical equity-based compensation amounts and the expense related to ACUs and VCUs discussed in adjustment (jj) and (cc), respectively, have been allocated to noncontrolling interests as the vesting of ACUs and VCUs does not impact the Company as there is no additional dilution to the Company’s shareholders and no impact to the allocation of distributions from PWP OpCo to each of its investors (including the Company).
(gg)Basic net income (loss) per Class A share represents net income (loss) attributable to the Company divided by the weighted average number of Class A common stock outstanding for the period. Diluted net income (loss) per Class A share is computed by adjusting net income (loss) attributable to the Company and the weighted average number of Class A common stock outstanding to give effect to potentially dilutive securities. The Company has excluded the effect of the 7,870,000 Warrants as of December 31, 2020 to purchase shares of the Company’s Class A common stock in the calculation of diluted income (loss) per share of Class A common stock, since their inclusion would be anti-dilutive. In addition, PWP OpCo’s common units may be exchanged for the Company Class A common stock on a one-for-one basis.
Weighted average number of Class A common stock outstanding Basic and Diluted for the year ended December 31, 2020 includes 42,957,000 shares that were outstanding as of the completion of the Business Combination, 1,440,613 shares related to restricted stock units that were granted upon completion of the Business Combination and are subject to a time-based vesting schedule, and           shares related to this offering.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma diluted net income (loss) per share of Class A common stock:
Diluted net income (loss) per share of Class A common stock for the year ended December 31, 2020:

Numerator
Net income (loss) attributable to the Company	$
Effect of assumed exchange of PWP OpCo common units for Class A common stock
Estimated tax benefit of assumed exchange of PWP OpCo common units for Class A common stock
Net income (loss) attributable to the Company—Diluted	$

Denominator
Weighted average number of Class A common stock outstanding—Basic
Assumed exchange of PWP OpCo common units for Class A common stock
Weighted-average shares of Class A common stock outstanding—Diluted
Net income (loss) per share of Class A common stock—Diluted	$
Net income (loss) per share of Class B common stock has not been presented as the shares have de minimis economic and participating rights.
(hh)Represents the pro forma adjustment to record the expense related to the restricted stock units and performance stock units that were granted in connection with the Business Combination. The awards units are subject to a three to five-year vesting period.
(ii)Reflects the pro forma adjustment to eliminate the interest income on the investments held in Trust Account.
(jj)Represents the pro forma adjustment to allocate the historical equity-based compensation related to Special Limited Partner awards that were granted in October 2018 to noncontrolling interests as the awards do not impact the Company as there is no additional dilution to the Company’s shareholders and no impact to the allocation of distributions from PWP OpCo to each of its investors (including the Company). The Special Limited Partner awards were cancelled upon the granting of the VCUs and ACUs and were accounted for as a modification.
(kk)Reflects the pro forma impact to Income tax benefit (expense) and Net income (loss) attributable to noncontrolling interest as a result of PWP’s increased ownership in PWP OpCo as a result of this offering and the related exchange described above.
4.    Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2021
The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 reflects the following adjustments:
(ll)Represents the FTIV historical unaudited condensed statement of operations for the period from January 1, 2021 through June 24, 2021 (the Closing Date).
(mm)Represents the PWP historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2021.
(nn)Represents the pro forma adjustment to record the expense related to the ACUs and VCUs that were granted in connection with the internal reorganization as part of the Business Combination and are subject to a three to five-year vesting period. Such amounts have been allocated to noncontrolling interests as the vesting of the ACUs and VCUs do not impact the Company as there is no additional dilution to the

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Company’s shareholders and no impact to the allocation of distributions from PWP OpCo to each of its investors (including the Company).
(oo)Represents the pro forma adjustment to record the expense related to the restricted stock units and performance stock units that were granted in connection with the Business Combination.
(pp)Represents adjustment to record the tax provisions of the combined company on a pro forma basis using a federal statutory tax rate of 21% and a state blended rate of 4%, which was calculated assuming the U.S. federal rates currently in effect and the statutory rates applicable to each state, local and foreign jurisdiction where we estimate our income will be apportioned, which was applied to the income attributable to the combined company. The income attributable to the noncontrolling interest is pass-through income. However, the effective tax rate of the combined company could differ as a result of actions taken by the combined company subsequent to the Business Combination and other factors, including a final analysis of the future realizability of our deferred tax assets and determination of a valuation allowance, any changes in tax laws and the impact of permanent tax differences.
(qq)Represents the pro forma adjustments to adjust noncontrolling interest for the portion of net income (loss) attributable to noncontrolling interest based on the aggregate Professional Partners and ILPs ownership as depicted in the capitalization table above, adjusted for the vesting of RSUs during the nine months ended September 30, 2021. Historical equity-based compensation amounts and the expense related to ACUs and VCUs discussed in adjustment (nn) and (tt), respectively, have been allocated to noncontrolling interests as the vesting ACUs and VCUs do not impact the Company as there is no additional dilution to the Company’s shareholders and no impact to the allocation of distributions from PWP OpCo to each of its investors (including the Company).
(rr)Basic net income (loss) per Class A share represents net income (loss) attributable to the Company divided by the weighted average number of Class A common stock outstanding for the period. Diluted net income (loss) per share of Class A common stock is computed by adjusting net income (loss) attributable to the Company and the weighted average number of Class A common stock outstanding to give effect to potentially dilutive securities. PWP OpCo common units may be exchanged for the Company’s Class A common stock on a one-for-one basis.
Weighted average number of Class A common stock outstanding Basic and Diluted for the nine months ended September 30, 2021 includes 42,957,000 shares that were outstanding as of the completion of the Business Combination,            shares related to restricted stock units that were granted following the completion of the Business Combination and are subject to a time-based vesting schedule and         shares related to this offering.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma diluted net income (loss) per share of Class A common stock:
Diluted net income (loss) per share of Class A common stock for the nine months ended September 30, 2021:

Numerator
Net income (loss) attributable to the Company	$
Effect of assumed exercise of warrants
Effect of assumed exchange of PWP OpCo common units for Class A common stock
Estimated tax expense of assumed exchange of PWP OpCo common units for Class A common stock
Net income (loss) attributable to the Company—Diluted	$

Denominator
Weighted average number of Class A common stock outstanding—Basic
Exercise of warrants
Assumed exchange of PWP OpCo common units for Class A common stock
Incremental shares for RSUs under the treasury stock method
Weighted-average shares of Class A common stock outstanding—Diluted
Net income (loss) per share of Class A common stock—Diluted	$
Net income (loss) per share of Class B common stock has not been presented as the shares have de minimis economic and participating rights.
(ss)Reflects the pro forma adjustment to interest expense assuming the paydown of all outstanding debt from the proceeds of the Business Combination as if it occurred on January 1, 2020.
(tt)Represents the pro forma adjustment to allocate the historical equity-based compensation related to Special Limited Partner awards that were granted in October 2018 to noncontrolling interests as the awards do not impact the Company as there is no additional dilution to the Company’s shareholders and no impact to the allocation of distributions from PWP OpCo to each of its investors (including the Company). The Special Limited Partner awards were cancelled upon the granting of the VCUs and ACUs and have been accounted for as a modification.
(uu)Reflects the pro forma impact to Income tax benefit (expense) and Net income (loss) attributable to noncontrolling interest as a result of PWP’s increased ownership in PWP OpCo as a result of this offering and the related exchanges described above.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
COMPARATIVE PER SHARE INFORMATION
The following table sets forth:
•historical per share information of FTIV for the year ended December 31, 2020; and
•unaudited pro forma per share information of the Company for the fiscal year ended December 31, 2020 and the nine months ended September 30, 2021, after giving effect to the Business Combination and this offering.
The pro forma book value and net income (loss) per share information reflects the Business Combination and this offering as if they had occurred on September 30, 2021 and January 1, 2020, respectively.
The historical information should be read in conjunction with “Summary Historical Financial and Other Information of PWP” and “PWP's Management's Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus and the audited historical financial statements and the related notes of PWP contained elsewhere in this prospectus. The unaudited pro forma condensed combined share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this prospectus. The unaudited pro forma condensed combined net income per share information below does not purport to represent our actual results of operations giving effect to the Business Combination and this offering or to project our results of operations that may be achieved after the Business Combination or this offering. The unaudited pro forma book value per share information below does not purport to represent our actual book value giving effect to the Business Combination and this offering nor the book value per share for any future date or period.

	PWP Historical	FTIV Historical	Pro Forma Combined
Book value per share(1)	$	n/a	$
Basic net income (loss) per Class A common stock, September 30, 2021	$	n/a	$
Diluted net income (loss) per Class A common stock, September 30, 2021	$	n/a	$
Weighted average shares outstanding—basic, September 30, 2021		n/a
Weighted average shares outstanding—diluted, September 30, 2021		n/a
Basic net income (loss) per Class A common stock, December 31, 2020	$—	$—	$
Diluted net income (loss) per Class A common stock, December 31, 2020	$—	$—	$
Weighted average shares outstanding—basic, December 31, 2020	—	23,000,000
Weighted average shares outstanding—diluted, December 31, 2020	—	23,000,000
__________________
(1)Book value per share equals total equity divided by weighted average Class A common stock outstanding—diluted.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
BUSINESS COMBINATION
This subsection describes the material provisions of the certain agreements entered into in connection with the Business Combination, but does not purport to describe all of the terms of such agreements. The following summary is qualified in its entirety by reference to the complete text of such agreements, copies of which are included as exhibits to the registration statement of which this prospectus is a part.
Summary of the Business Combination
On the Closing Date, we consummated the Business Combination pursuant to that certain Business Combination Agreement, dated as of December 29, 2020, by and among the Company, FinTech Investor Holdings IV, LLC, a Delaware limited liability company, FinTech Masala Advisors, LLC, a Delaware limited liability company, PWP OpCo, PWP GP LLC, PWP GP, Professional Partners, and Professionals GP. As contemplated by the Business Combination Agreement:
i)The Company acquired newly-issued common units of PWP OpCo in exchange for cash in an amount equal to the outstanding excess cash balances of the Company (including the proceeds from the PIPE Investment (as defined below)) as of Closing net of redemptions elected by the Company's public stockholders pursuant to their redemption rights described below and net of transaction costs of the Company;
ii)Professional Partners contributed equity interests of PWP GP, the general partner of PWP OpCo, to the Company;
iii)the Company issued to PWP OpCo, which distributed (A) to Professional Partners, new shares of Class B-1 common stock, which have 10 votes per share (for so long as Professional Partners or its limited partners as of the Closing maintain direct or indirect ownership of at least 10% of the issued and outstanding PWP OpCo Class A partnership units, at which point such Class B-1 common stock shall have one vote per share) and (B) to ILPs, new shares of Class B-2 common stock, which have one vote per share, with the number of shares of such common stock to be issued to equal the number of common units of PWP OpCo that will be held by Professional Partners and such ILPs, respectively, following the Closing, but prior to redemption of certain electing ILPs and Legacy Partners; and
iv)the Company repaid certain indebtedness of PWP OpCo and its subsidiaries, including repayment of all outstanding borrowings under the Revolving Credit Facility and redemption of the Redeemed Notes, and paid certain expenses, and PWP OpCo, first redeemed PWP OpCo units held by certain electing ILPs, and second, redeemed PWP OpCo units held by certain electing Legacy Partners and retained any remaining proceeds for general corporate purposes.
On June 22, 2021 the Company's stockholders, at a special meeting, approved and adopted the Business Combination Agreement, and approved the Business Combination proposal and the other related proposals presented in the Proxy Statement.
The aggregate value of the consideration paid as the implied equity value for the combined company was approximately $975,000,000, including certain cash consideration in the approximate amount of $230,000,000, which was financed with the funds available in the Trust Account as well as the PIPE Investment in the amount of $125,000,000.
Concurrently with the execution of the Business Combination Agreement, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors collectively subscribed for 12,500,000 shares of our Class A common stock for an aggregate purchase price equal to $125,000,000, including $1.5 million subscribed by entities related to the Sponsor. The PIPE Investment was consummated in connection with the consummation of the Business Combination.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
On the Closing Date of the Business Combination, we entered into certain related agreements, including the Tax Receivable Agreement, Amended and Restated Registration Rights Agreement and Stockholders Agreement (each of which is described below).
On the Closing Date, the combined company was organized into an “Up-C” structure, pursuant to which, among other things, the Company acquired interests in PWP OpCo, which is jointly-owned by the Company, Professional Partners and certain existing partners of PWP OpCo, following which PWP OpCo serves as the Company's operating partnership.
Ownership Interests

	Shares (millions)	%
Class A Shares (excluding Founder Shares)	36.1	38.8%
Founder Shares(1)	6.8	7.4%
Class A Common Stock Outstanding	43.0	46.1%
Additional Class A Common Stock Assuming All PWP OpCo Units Exchanged(2)	50.2	53.9%
Class A Common Stock (Assuming PWP OpCo Units are Fully Exchanged) Excluding Unvested RSUs and Warrants	93.1	100.0%
Warrants Struck at $11.50 (Excluded Above)	7.9	NA
__________________
Notes:
All amounts on this capitalization table are approximate and are provided as of June 30, 2021.
(1)20% of Founder Shares (1.4 million unrestricted of 6.8 million) are not subject to performance targets. 80% of Founder Shares (5.5 million restricted of 6.8 million) are divided equally into four tranches that cannot be sold or transferred until the later of (i) the six month anniversary of Closing and (ii) the earlier of (x) the ten year anniversary of Closing and (y) the date that is 15 days following the first date that the closing stock price exceeds $12.00, $13.50, $15.00 and $17.00, respectively, for 20 out of any 30 consecutive trading days.
(2)Assumes that all PWP OpCo Units and shares of Class B-1 and Class B-2 common stock held by Professional Partners and ILPs, respectively, are exchanged for Class A common stock. As the Class B-1 and Class B-2 shares have de minimis economic rights, they have been excluded from the calculations in this table of Class A common stock issued upon exchange of PWP OpCo Units and Class B shares.
Related Agreements
Amended and Restated Registration Rights Agreement
In connection with the Closing, we entered into the Amended and Restated Registration Rights Agreement, with the Sponsor, Professional Partners, and the third party investor limited partners of PWP OpCo (other than Professional Partners) (each such limited partner, an “ILP”) under the limited partnership agreement of PWP OpCo, pursuant to which the RRA Parties will be entitled to registration rights in respect of certain shares of our Class A common stock, par value $.0001 per share and certain of our other equity securities that are held by the RRA Parties from time to time.
The Amended and Restated Registration Rights Agreement provides that we will as soon as practicable but no later than 30 business days following the closing date of the Business Combination, file with the SEC a shelf registration statement pursuant to Rule 415 under the Securities Act registering the resale of certain shares of our Class A common stock and certain of our other equity securities held by the RRA Parties and will use our commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the actual filing date (or the 80th calendar day following the actual filing date if the SEC notifies us that it will “review” such registration statement) and (ii) the fifth business day after the date we are notified in writing by the SEC that such registration statement will not be “reviewed” or will not be subject to further review. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, in July 2021, we filed with the SEC the Shelf Registration Statement pursuant to Rule 415 under the Securities Act registering the resale of certain shares of our Class A common stock and certain of our other equity securities held by the RRA Parties, which Shelf Registration Statement became effective on July 26, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Each of the Sponsor, Professional Partners, the ILPs and their respective transferees are entitled to certain demand registration rights in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Sponsor and their permitted transferees are limited to three demand registrations and the ILPs and their permitted transferees are limited to one demand registration, in each case, for the term of the Amended and Restated Registration Rights Agreement. Professional Partners and its permitted transferees are limited to four demand registrations per twelve-month period. In addition, the RRA Parties have certain “piggy-back” registration rights, subject to customary underwriter cutbacks, issuer suspension periods and certain other conditions. The “piggy-back” registration rights were not exercised in connection with the filing of the registration statement of which this prospectus forms a part.
The Amended and Restated Registration Rights Agreement includes customary indemnification provisions. The Company will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Amended and Restated Registration Rights Agreement, including the fees of one legal counsel to each of the Sponsor, Professional Partners and the ILPs.
Stockholders Agreement
On the Closing Date, the Company and Professional Partners entered into a stockholders agreement, pursuant to which, for so long as Professional Partners or its limited partners as of the date of the Closing or its or their respective successors or assigns maintain, directly or indirectly, ownership of PWP OpCo Class A partnership units that represent at least ten percent (10%) of our issued and outstanding Class A common stock (calculated, without duplication, on the basis that all issued and outstanding PWP OpCo Class A partnership units not held by the Company or its subsidiaries had been exchanged for our Class A common stock) (the “Class B Condition”), Professional Partners will have approval rights over the following actions: (a) any incurrence of indebtedness (other than inter-company indebtedness) by the Company or any of its subsidiaries or controlled affiliates in an amount in excess of $25 million; (b) any issuance by the Company or any of its subsidiaries or controlled affiliates of equity or equity-related securities (other than preferred stock) which would represent, after such issuance, or upon conversion, exchange or exercise, as the case may be, more than five percent (5%) of the total number of votes that may be cast in the election of directors of the Company, subject to certain limited exceptions; (c) the authorization or issuance of any preferred stock by the Company or any of its subsidiaries or controlled affiliates; (d) any equity or debt commitment to invest or investment or series of related equity or debt commitments to invest or investments by the Company or any of its subsidiaries or controlled affiliates in a person or group of related persons in an amount greater than $25 million; (e) any entry by the Company or any of its subsidiaries or controlled affiliates into a new line of business that requires an initial investment in excess of $25 million; (f) any disposition or divestment by the Company or any of its subsidiaries or controlled affiliates of any asset or business unit with a value in excess of $25 million; (g) the adoption of a stockholder rights plan by the Company; (h) any removal, change of duty or appointment of any officer of the Company that is, or would be, subject to Section 16 of the Exchange Act ; (i) any amendment to the Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws of the Company; (j) any amendment to the partnership agreement of PWP OpCo; (k) the renaming of the Company; (l) the adoption of the Company's annual budget and business plans and any material amendments thereto; (m) the declaration and payment of any dividend or other distribution by the Company or any of its subsidiaries or controlled affiliates, subject to certain limited exceptions; (n) the entry into any merger, consolidation, recapitalization, liquidation or sale of the Company or any of its subsidiaries or controlled affiliates or all or substantially all of the assets of the Company or any of its subsidiaries or controlled affiliates or consummation of a similar transaction (or series of related transactions), subject to certain limited exceptions, or entering into any agreement providing therefor; (o) voluntarily initiating any liquidation, dissolution or winding up of the Company or PWP OpCo or permitting the commencement of a proceeding for bankruptcy, insolvency, receivership or similar action with respect to the Company or PWP OpCo or any of their subsidiaries or controlled affiliates; (p) the entry into, termination of or material amendment of any material contract by the Company or any of its subsidiaries or controlled affiliates; (q) the entry into any transaction, or series of similar transactions or contract, subject to certain limited exceptions, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Exchange Act; (r) the initiation or settlement of any material legal proceeding by the Company or any of its subsidiaries or controlled affiliates; and (s) changes to the Company's taxable year or fiscal year.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Additionally, for so long as Professional Partners or its limited partners as of the date of Closing or its or their respective successors or assigns maintain, directly or indirectly, ownership of PWP OpCo Class A partnership units that represent at least five percent (5%) of our issued and outstanding Class A common stock (calculated, without duplication, on the basis that all issued and outstanding PWP OpCo Class A partnership units not held by the Company or its subsidiaries had been exchanged for our Class A common stock) (the “Secondary Class B Condition”), Professional Partners will have approval rights over the following actions: (a) any amendment to the Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws of the Company that materially and adversely affects in a disproportionate manner the rights of Professional Partners or its limited partners; and (b) any amendment to the PWP OpCo partnership agreement that materially and adversely affects in a disproportionate manner the rights of Professional Partners or its limited partners.
The effect of the agreement is that Professional Partners may maintain control over our significant corporate transactions even if it holds less than a majority of the combined total voting power of our shares of Class A and Class B common stock.
For so long as the Class B Condition is satisfied, Professional Partners will have the right to designate a number of directors equal to a majority of our board of directors. After the Class B Condition is no longer satisfied, and for so long as the Secondary Class B Condition is satisfied, Professional Partners will have the right to designate a number of directors (rounded up to the nearest whole number) equal to one third of our board of directors. Professional Partners will retain the right to remove any director previously designated by it, with or without cause, for so long as the Class B Condition or the Secondary Class B Condition is satisfied. Additionally, for so long as the Class B Condition or the Secondary Class B Condition is satisfied, the Company and Professional Partners will take all reasonable actions within their respective control so as to cause the Company to continue in office not more than fifteen (15) directors (or such other number of directors as Professional Partners may agree to in writing).
The Stockholders Agreement will terminate once the Secondary Class B Condition is no longer satisfied.
PWP OpCo Limited Partnership Agreement
On the Closing Date, PWP OpCo adopted the PWP OpCo LPA. We operate our business through PWP OpCo and its subsidiaries. The provisions governing the operations of PWP OpCo and the rights and obligations of its partners are set forth in the PWP OpCo LPA, the material terms of which are described below.
Governance
Through our control of PWP GP, the general partner of PWP OpCo, we have unilateral control (subject to the consent of PWP OpCo's partners on certain limited matters) over the affairs and decisions of PWP OpCo, including the appointment of officers and directors of PWP OpCo. As such, including through such officers and directors, we are responsible for all operational and administrative decisions of PWP OpCo and the day-to-day management of PWP OpCo's business. Furthermore, PWP GP cannot be removed as the general partner without our approval. No PWP OpCo Class A unitholders, in their capacity as such, have any authority or right to control the management of PWP OpCo or to bind it in connection with any matter. However, Professional Partners, which is ultimately managed by a committee of Limited Partners that manages Professionals GP, the general partner of Professional Partners, has the ability to exercise majority voting control over us by virtue of its ownership of all outstanding shares of our Class B-1 common stock.
Voting and Economic Rights
The Company, Professional Partners and certain of the ILPs hold PWP OpCo Class A partnership units. PWP OpCo Class A partnership unitholders will have no voting rights by virtue of their ownership of PWP OpCo Class A partnership units, except for the right to approve certain amendments to the PWP OpCo LPA and certain changes to the distribution or redemption rights of the limited partners of PWP OpCo. Professional Partners, which is ultimately managed by a committee of Limited Partners that manages Professionals GP, the general partner of Professional Partners, holds all outstanding shares of our Class B-1 common stock, enabling it to exercise majority voting control over us and, indirectly, over PWP OpCo.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Pursuant to the PWP OpCo LPA, we have the right (through our control of PWP GP, the general partner of PWP OpCo), subject to applicable law, to determine when distributions will be made to the partners of PWP OpCo and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the partners of PWP OpCo pro rata in accordance with their respective ownership of partnership units, except as required under the terms of any new partnership interests that we may create in the future.
The holders of Class A partnership units, including the Company, will incur U.S. federal, state and local income taxes on their allocable share of any net taxable income of PWP OpCo. Net profits and net losses of PWP OpCo will generally be allocated to its partners pro rata in accordance with the percentages of their respective partnership units, except as required under applicable law or under the terms of any new partnership interests that we may create in the future. In accordance with the PWP OpCo LPA, we intend to use our best efforts to cause PWP OpCo to make sufficient cash distributions to the holders of partnership units of PWP OpCo to fund their tax obligations in respect of the income of PWP OpCo that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of PWP OpCo allocable to such holder of partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation (taking into account the nondeductibility of certain expenses and the character of PWP OpCo's income).
Coordination of Perella Weinberg Partners and PWP OpCo
At any time we issue a share of our Class A common stock for cash (and not in connection with an exchange of PWP OpCo Class A partnership units described below under “—Exchange Rights”), the net proceeds received by us will be promptly transferred to PWP OpCo, and PWP OpCo will issue to us one of its PWP OpCo Class A partnership units. At any time we issue a share of our Class A common stock pursuant to the Perella Weinberg Partners 2021 Omnibus Incentive Plan, we will contribute to PWP OpCo all of the proceeds that we receive (if any), and PWP OpCo will issue to us one of its PWP OpCo Class A partnership units, having the same restrictions, if any, attached to the shares of our Class A common stock issued under the Perella Weinberg Partners 2021 Omnibus Incentive Plan.
Under the terms of the PWP OpCo LPA, we may in the future cause PWP OpCo to issue PWP OpCo Class A partnership units or other, newly created classes of PWP OpCo securities to one or more investors having such rights, preferences and other terms as we determine, and in such amounts as we may determine. In addition, we may in the future elect to compensate our employees by granting them, directly or indirectly, PWP OpCo Class A partnership units, whether or not subject to forfeiture, or profits interests or other securities. Any such issuance may have a dilutive effect on the economic interest we hold in PWP OpCo.
Pursuant to the PWP OpCo LPA, we agree, subject to certain limited exceptions set forth in the PWP OpCo LPA, not to conduct any business other than in connection with (i) our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, (ii) the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, (iii) financing or refinancing of any type related to PWP OpCo or its assets or activities and (iv) such activities as are incidental thereto.
Material Corporate Transactions
Through our ownership of PWP GP, the general partner of PWP OpCo, we have the power and authority to cause PWP OpCo to engage in material corporate transactions, including a merger, consolidation, dissolution or sale of substantially all of its assets. In addition, in the event that we, through PWP GP, in its capacity as the general partner of PWP OpCo, determines that all (or any portion) of our partnership units of PWP OpCo should be sold to a third party purchaser, we will have the right to compel the other holders of the partnership units of PWP OpCo to sell all (or the same portion) of their partnership units of PWP OpCo to such third party purchaser.
Exchange Rights
Subject to the exchange procedures and restrictions set forth in the PWP OpCo LPA and described below, and any other procedures or restrictions imposed by the Company, holders of PWP OpCo Class A partnership units (other than the Company) may exchange these units for (i) shares of Class A common stock on a one-for-one basis

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
(subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or (ii) cash from an offering of shares of Class A common stock (based on the net proceeds received by the Company for such shares in such offering) with the form of consideration determined by the Company.
We have reserved approximately 61.1 million shares of Class A common stock for issuance on the Closing or from time to time in exchange for PWP OpCo Class A partnership units. As holders of PWP OpCo Class A partnership units exchange their Class A partnership units for shares of Class A common stock or cash from an offering of shares of Class A common stock, the number of Class A partnership units held by the Company is correspondingly increased as we acquire the exchanged Class A partnership units (and a corresponding number of shares of Class B common stock are converted). We may in the future cause PWP OpCo to issue additional PWP OpCo Class A partnership units that would also be exchangeable for shares of Class A common stock.
The PWP OpCo LPA contains restrictions on the ability to exchange Class A partnership units for shares of Class A common stock or cash from an offering of shares of Class A common stock, for the following periods: (i) Class A partnership units held by Professional Partners will be subject to a restriction for time periods that are fully back-to-back with the lock-up periods contemplated in the amended and restated limited partnership agreement of Professional Partners (generally speaking, such lock-up periods (a) for Legacy Partners, will be 180 days after Closing; and (b) for Working Partners, will be between three to five years after the Closing), (ii) Class A partnership units held by ILPs existing at the time of the Business Combination will be subject to such restriction for 180 days after the Closing, and (iii) any other outstanding Class A partnership units not previously covered by clauses (i) and (ii) above will be subject to such restriction for a period of at least twelve months following the date on which such Class A partnership units were acquired. For Mr. Perella and certain other founding Working Partners who are retirement-eligible (as well as certain Limited Partners who are employed by PWP Capital), Professional Partners units are generally subject to a lock-up of approximately one to five years and are not subject to reinstatement or extension of such lock-up following their resignation. PWP GP may waive the foregoing restrictions for any single holder with respect to all or a portion of such holder's units, with no obligation to do so for any other holder.
Conversion of Class B Common Stock
Simultaneously with an exchange by a PWP OpCo unitholder who holds shares of Class B common stock, a number of shares of Class B common stock held by such unitholder equal to the number of PWP OpCo Class A partnership units exchanged by such unitholder will be automatically converted into shares of Class A common stock or cash which will be delivered to the exchanging holder (at our option) at a conversion rate of 1:1000 (or 0.001). We have reserved approximately 60,000 shares of Class A common stock for issuance on the Closing or from time to time in respect of conversion of shares of Class B-1 or Class B-2 common stock into Class A common stock. The conversion rate of 1:1000 (or 0.001) will be the same for shares of Class B-1 common stock and shares of Class B-2 common stock and the Company will have the option to settle exchanges of such Class B-1 and Class B-2 common stock in cash from the proceeds of certain primary issuances of Class A common stock.
Exculpation and Indemnification
None of PWP GP, the Company or officers and directors of either of them will be liable to PWP OpCo or to any of its partners for any losses sustained or liabilities incurred as a result of any act or omission of such person or entity if the act or failure to act was in good faith, within the scope of such person or entity's authority, and in a manner it believed to be in, or not contrary to, the best interests of PWP OpCo. To the maximum extent permitted by law, PWP GP will owe no duties (including fiduciary duties) to PWP OpCo or its partners.
PWP OpCo will indemnify and hold harmless PWP GP and the Company and their respective managers, members, directors, officers, employees, agents and representatives to the fullest extent permitted by law from and against any and all losses, claims, damages, liabilities, expenses (including reasonable attorney's fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, in which such person or entity may be involved by reason of their position with PWP OpCo or which relate to, or arise out of, PWP OpCo or its property, business or affairs if (i) the person or entity acted in good faith, within the scope of their authority, and in a manner it believed to be in, or not contrary to, the best interests of PWP OpCo, (ii) the action was not initiated by that person or entity (other than

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
an action to enforce their rights to indemnification or advancement of expenses), and (iii) the person or entity has not been established by a final judgment of a court of competent jurisdiction to be liable to PWP OpCo.
Reimbursement of Operating Expenses
PWP OpCo shall be liable for, and shall reimburse the Company, PWP GP, Professional Partners and Professionals GP, in its capacity as general partner of Professional Partners, for, operating expenses (including indemnification obligations) as set forth in the PWP OpCo LPA.
Dissolution
PWP OpCo may be dissolved only upon the occurrence of certain unlikely events specified in the PWP OpCo LPA.
PWP GP Limited Liability Company Agreement
On the Closing Date, the Company, in its capacity as the sole and managing member of PWP GP, entered into the Amended and Restated Limited Liability Company Agreement of PWP GP, which, among other things, provides that PWP GP will act as general partner of PWP OpCo.
Tax Receivable Agreement
The Company's acquisition of PWP OpCo Class A partnership units as part of the Closing resulted in, and we expect that our acquisition of PWP OpCo Class A partnership units with the proceeds of this offering will result in, increases in the tax basis of PWP OpCo’s assets. In addition, exchanges of PWP OpCo Class A partnership units for shares of our Class A common stock or cash and certain other transactions, are expected to result in increases in the tax basis of PWP OpCo's assets that otherwise would not have been available to us. Such increases in tax basis are expected to reduce the amount of cash tax that we would otherwise have to pay in the future due to increases in depreciation and amortization deductions (for tax purposes). These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of PWP OpCo to the extent the increased tax basis is allocated to those assets. The IRS may challenge all or part of these tax basis increases, and a court could sustain such a challenge.
On the Closing Date, in connection with the consummation of the Business Combination, we entered into a Tax Receivable Agreement with PWP OpCo, Professional Partners and certain other persons party thereto (the “Tax Receivable Agreement”). The Tax Receivable Agreement generally provides for payment by the Company to the TRA Parties of 85% of the cash tax savings, if any, in U.S. federal, state, local and foreign income taxes and related interest realized (or deemed realized) in periods after the Closing as a result of (a) the Business Combination and related transactions, (b) our acquisition of PWP OpCo Class A partnership units with the proceeds of this offering, (c) exchanges of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (d) payments made under the Tax Receivable Agreement. The Company expects to retain the benefit of the remaining 15% of these cash tax savings.
For purposes of the Tax Receivable Agreement, cash savings will be computed by comparing the Company's actual income tax liability to the amount of such taxes that the Company would have been required to pay had there been no increase to the tax basis of the assets of PWP OpCo as a result of the exchanges and had the Company not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement commenced upon consummation of the Business Combination and will continue until all tax benefits have been utilized or expired, unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount based on a specified formula to determine the present value of payments remaining to be made under the agreement (including payments that would be made if all PWP OpCo Class A partnership units were then exchanged for our Class A common stock). The Tax Receivable Agreement will cover any exchanges of PWP OpCo Class A partnership units by ILPs and Limited Partners (after distribution of PWP OpCo Class A partnership units by Professional Partners) who are party to that agreement after the consummation of the Business Combination, and it is possible that new investors in the PWP OpCo Class A partnership units after the consummation of the Business Combination may become parties to the Tax Receivable Agreement as well.

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The payment obligation under the Tax Receivable Agreement is an obligation of Perella Weinberg Partners and not an obligation of PWP OpCo. In addition, although we are not aware of any issue that would cause the IRS to challenge a tax basis increase that results in a payment under the Tax Receivable Agreement, the TRA Parties will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, although excess payments made to any TRA Party may be netted against payments otherwise to be made, if any, to the relevant ILP or Limited Partner after our determination of such excess. As a result, in certain circumstances we may make payments to the TRA Parties under the Tax Receivable Agreement in excess of our actual cash tax savings. While the actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, future tax rates and the amount and timing of the Company's income, we expect that, as a result of the size of the increases of the tangible and intangible assets of PWP OpCo attributable to our interests in PWP OpCo, during the expected term of the Tax Receivable Agreement, the payments that we may make to the TRA Parties could be substantial. Payments made under the Tax Receivable Agreement are required to be made within 240 days of the filing of the Company's tax returns. Because we generally expect to receive the tax savings prior to making the cash payments to the TRA Parties, we do not expect the cash payments to have a material impact on our liquidity.
The Tax Receivable Agreement also provides that, upon a merger, asset sale or other form of business combination or certain other changes of control, our (or our successor's) obligations with respect to exchanged or acquired PWP OpCo Class A partnership units (whether exchanged or acquired before or after such change of control) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement, that certain loss carryforwards will be used within 15 years, and that any non-amortizable assets are deemed disposed of at the earlier of (i) when the relevant asset is sold or (ii) within 15 years.
Furthermore, upon a material breach of our obligations under the Tax Receivable Agreement that is not cured within the time period specified by the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, we shall pay to each ILP and/or Limited Partner the present value, discounted at LIBOR (or a replacement agreed rate) plus 300 basis points as of such date, of all tax benefit payments due to such partner as of either the date of delivery of the early termination notice, in the case of an early termination, or as of the date of such breach, in the case of a material breach. The calculation of payments in such circumstances would also be based on certain assumptions, including, in addition to those described above with respect to a change of control, that federal, state, local, and foreign income tax rates will remain the same as those specified for such taxable year by the Code, and other laws on the date of such breach or the early termination payment, that any non-amortizable assets shall be deemed disposed of within 15 years of the earlier of the basis adjustment for such asset or the date of breach or delivery of the early termination notice, and that any PWP OpCo Class A partnership units that have not been exchanged will be deemed exchanged for the market value of our Class A common stock at the time of termination or material breach. Consequently, it is possible, in the case of a change of control, early termination, or material breach, that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payments.
Sponsor Share Surrender and Share Restriction Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor entered into a Sponsor Share Surrender and Share Restriction Agreement with FTIV, PWP OpCo and the other parties to that certain letter agreement, dated as of September 24, 2020, by and among the Sponsor, FTIV and such other parties, and on May 4, 2021 the parties to the Sponsor Share Surrender and Share Restriction Agreement entered into an amendment thereto. Pursuant to the Sponsor Share Surrender and Share Restriction Agreement, as amended, the Sponsor, concurrently with the Closing, forfeited an aggregate of 1,023,333 shares of Class B common stock for no consideration and agreed that the 610,000 Placement Shares and 6,846,667 Founder Shares held by it will be subject to transfer restrictions for six months following the Closing and that 80% of the Founder Shares held by it will also

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be subject to vesting conditions based on certain closing share price thresholds of our Class A common stock for 20 out of any 30 consecutive trading days, specifically:
•610,000 Placement Shares and 1,369,334 Founder Shares shall not be transferable or salable until the date that is the six-month anniversary of the Closing (the “6-Month Anniversary”);
•1,369,334 Founder Shares shall not be transferable or salable until the later of (x) the 6-Month Anniversary and (y) the earlier of (A) the ten-year anniversary of the Closing (the “10-Year Anniversary”) and (B) the date that is 15 days following the first date that the closing share price is greater than $12.00 per share for any 20 out of 30 consecutive trading days;
•1,369,333 Founder Shares shall not be transferable or salable until the later of (x) the 6-Month Anniversary and (y) the earlier of (A) the 10-Year Anniversary and (B) the first date that the closing share price is greater than $13.50 per share for any 20 out of 30 consecutive trading days;
•1,369,333 Founder Shares shall not be transferable or salable until the later of (x) the 6-Month Anniversary and (y) the earlier of (A) the 10-Year Anniversary and (B) the date that is 15 days following the first date that the closing share price is greater than $15.00 per share for any 20 out of 30 consecutive trading days; and
•1,369,333 Founder Shares shall not be transferable or salable until the later of (x) the 6-Month Anniversary and (y) the earlier of (A) the 10-Year Anniversary and (B) the first date that the closing share price is greater than $17.00 per share for any 20 out of 30 consecutive trading days.
As of           , 20  , all of the Placement shares and           of the Founder Shares were no longer subject to the transfer restrictions set forth above.
In addition, pursuant to the Sponsor Share Surrender and Share Restriction Agreement, if, prior to the fourth anniversary of the Closing, the closing share price is greater than $12.00 per share or $15.00 per share for any period of 20 out of 30 consecutive trading days (each a “Trigger Date”), then, during the 15 day period following such Trigger Date, the Company shall have the right to purchase from the Sponsor up to 1,000,000 Founder Shares, in aggregate, per Trigger Date for a purchase price of $12.00 per share or $15.00 per share, respectively, by providing written notice of such repurchase election to the Sponsor, and such repurchase shall be consummated within five business days after the date of such written notice.
On August 9, 2021, the Company repurchased 1,000,000 Founder Shares at a purchase price of $12.00 per share.
Indemnification Agreements
On the Closing Date, we entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Company or, at our request, service to other entities, as officers or directors to the maximum extent permitted by applicable law.
Subscription Agreements
Pursuant to the Subscription Agreements, the PIPE Investors purchased an aggregate of 12,500,000 shares of Class A common stock in a private placement for a price of $10.00 per share for an aggregate purchase price of approximately $125,000,000.
The shares of Class A common stock issued in connection with the Subscription Agreements (the “PIPE Shares”) were not registered under the Securities Act, and were issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.
The Subscription Agreements for the PIPE Investors (other than the Sponsor-related PIPE Investors, whose registration rights are governed by the Amended and Restated Registration Rights Agreement (the “Non-Sponsor

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PIPE Investors”), and other than the subscribing Perella Weinberg Partners executives) provide for certain registration rights. In particular, we are required to, as soon as practicable but no later than 30 calendar days following the closing date of the Business Combination file with the SEC (at our sole cost and expense) a registration statement registering the resale of such shares, and will use our commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 50th calendar day after the filing thereof (or the 90th calendar day after the closing of the Business Combination if the SEC notifies the Company that it will “review” such registration statement) and (ii) the fifth business day after the date we are notified in writing by the SEC that such registration statement will not be “reviewed” or will not be subject to further review. Such registration statement is required to be kept effective for at least three years after effectiveness or, if earlier, until either (i) the shares thereunder have been sold by the Non-Sponsor PIPE Investors or (ii) the shares may be sold without restriction under Rule 144 promulgated under the Securities Act.

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BUSINESS
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Perella Weinberg Partners and its consolidated subsidiaries following the Business Combination, other than certain historical information which refers to the business of PWP prior to the consummation of the Business Combination.
We are a leading global independent advisory firm that provides strategic and financial advice to clients across a range of the most active industry sectors and international markets. We provide advisory services to a wide range of clients globally, including large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions.
We were founded in June 2006 with the opening of offices in New York and London, led by a team of ten seasoned advisory partners who previously held senior management positions at large global investment banks. The foundation of our Company was rooted in a belief, among other considerations, that clients would increasingly seek out deeply experienced advisors who offer independent strategic thinking and who are not burdened by the complicated conflicts that large investment banking institutions may face due to their various businesses. The 2008 global financial crisis reinforced this hypothesis and contributed to the early growth of our firm. Today, we believe that our independence is even more important. For clients and for us, independence means freedom from the distractions that dilute strategic thinking and a willingness and candor to share an honest opinion, even if at times it is contrary to our clients' point of view. We believe that our clients choose to engage us because they value our unbiased perspective and expert advice regarding complex financial and strategic matters.
Our business provides services to multiple industry sectors, geographic markets and advisory service offerings. We believe that our collaborative partnership and integrated approach combining deep industry insights, significant technical, product and transactional expertise, and rigorous work ethic create a significant opportunity for our Company to realize sustainable growth. We seek to advise clients throughout their evolution, with the full range of our advisory capabilities including, among other things, advice related to mission-critical strategic and financial decisions, M&A execution, shareholder and defense advisory, capital raising, capital structure and restructuring, capital markets advisory, specialized underwriting and research services for the energy industry.
Since our inception, we have experienced significant growth in our business, driven by hiring professionals who are highly regarded in their fields of expertise, expanding the scope and geographic reach of our advisory services, deepening and expanding our client relationships and maintaining a firm culture that attracts, develops and retains talented people. In addition to our hiring and internal development of individual professionals, in November 2016, we completed a business combination with TPH, an independent advisory firm, focused on the energy industry, that shares our culture and strategic vision, which increased our footprint in this sector. As of June 30, 2021, we serve our clients with 372 advisory professionals, including 57 advisory partners, based in ten offices, located in five countries around the world.
We have demonstrated robust financial performance, achieving revenues of $425.3 million, operating income of $77.5 million and Adjusted operating income of $98.6 million for the six months ended June 30, 2021, revenues of $519.0 million, operating loss of $14.6 million and Adjusted operating income of $40.3 million for the year ended December 31, 2020, revenues of $533.3 million, operating loss of $155.1 million and Adjusted operating income of $49.5 million for the year ended December 31, 2019, revenues of $702.0 million, operating loss of $107.4 million and Adjusted operating income of $107.7 million for the year ended December 31, 2018 and revenues of $418.4 million, operating loss of $173.9 million and Adjusted operating income of $40.1 million for the year ended December 31, 2017. These GAAP operating losses have been largely due to the equity-based compensation awards granted by Professional Partners, which have no economic impact on PWP or PWP OpCo. The vesting of equity awards granted in connection with the Transaction was recorded as an equity-based compensation expense at PWP OpCo for GAAP accounting purposes. As a result (or due to other factors), we may continue to experience operating losses in future periods. We believe we have established leading franchises in each of our areas of focus, as evidenced by the lead role we often command among advisors, the complexity of the situations in which we advise clients and our clients' reputation as leaders in their respective industries.

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Our Market Opportunity
We founded our firm with the objective of providing strategic and financial advice to business leaders that is critical to the success of their businesses throughout their corporate evolution. The decisions that business leaders confront often transcend traditional transaction-related questions, focusing instead on the core risks and opportunities facing their businesses. We believe that clients are increasingly looking for an independent advisor who can serve as an unbiased sounding board, work with them in genuine partnership and be by their side as they navigate mission-critical and complex issues.
We believe many factors drive the demand for such advice, including, but not limited to:
Sector-Specific Transformation and Disruption: The sectors on which we focus are all experiencing change at an accelerating pace. Such change within a sector may be driven by new regulation, new competition, business model innovation and transformation and the increasing impact of technology, among other factors. Business leaders are highly focused on the effect of such change on their marketplace and the implications for their businesses.
Business Growth: Business leaders all share a desire to grow their business and improve their position relative to their peers and the market overall. This focus on growth often can lead to organic and inorganic initiatives such as business or business model transformation, expansion through acquisitions, rationalization of certain low-growth, non-core elements of their businesses or the selection of technologies that can alter the trajectory of their businesses.
Challenges for Leadership: Business leaders have to be vigilant in how they confront specific immediate and potential future challenges. These challenges can range from traditional business execution risk, to increased competitive risks, to funding and balance sheet constraints to shareholder initiatives or governance-related matters. These challenges are often highly complex and can be mission-critical to the success or survival of a company.
Rapidly Changing Political and Regulatory Landscape: Changes in political regimes, regulation, monetary policies, tariff policies, tax policies, environmental laws, regulations and policies, migration policies and economic stability, among others, can have a significant impact on the decisions that business leaders make to drive the success of their businesses.
The above issues are among the most important topics faced by business leaders every day, regardless of the size or the global nature of their business. In a business environment that is increasingly competitive, global, and undergoing significant transformation, we believe that business leaders will increasingly seek to partner with advisors who provide independent thought and advice to holistically navigate these opportunities and challenges and drive the long-term success of their businesses. We believe that our collaborative partnership and integrated approach positions us well to stand by our clients and support them with independent thinking, expertise and knowledge, and that this can lead to an expanded demand for our advisory services. The principal drivers of this opportunity include:
Growing Demand for Independent Advice: We believe the momentum driving demand for independent advice remains strong. When we founded our firm in 2006, this dynamic was driven largely by growing client concern about conflicts at the large financial conglomerates and a growing desire by bankers to join a pure play advisory platform, all of which became increasingly apparent during the 2008 global financial crisis. In our experience, our clients value a broad approach to independence—advisors who deliver deep industry, product and technical expertise rather than offer a wide array of financial products while also acting as transaction counterparty. Since 2005, the year before our founding, the demand for independent advice has increased significantly. On average, our peer independent advisory firms advised on 67% of volume from the top 25 announced M&A transactions in the five-year period ended December 31, 2020, up from 47% on average during the five-year period ended December 31, 2005. Similarly, according to Dealogic, the estimated M&A fee pool of our peer independent advisory firms averaged $4.8 billion in the five-year period ended December 31, 2020, up from an average of $1.2 billion in the five-year period ended December 31, 2005. We expect the trend toward independent advice to continue as business leaders become increasingly experienced with the independent advisory model and believe our firm is well positioned to continue to capitalize on this trend.

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Dynamic Mergers & Acquisitions Activity: We believe the M&A environment will remain active over the medium term based on a variety of economic, regulatory and strategic factors, including a stabilizing global macroeconomic environment, strong corporate balance sheets, significant undeployed venture and private equity capital, attractive financing markets, a rapidly accelerating trend toward global consolidation and business model transformation. In 2020 and 2019, globally announced M&A volume reached $3.6 trillion and $4.0 trillion, respectively, with approximately 70% occurring in North America and in Europe, the markets in which we are primarily focused. Dealogic estimates that the global M&A fee pool averaged approximately $26 billion in the five-year period ended December 31, 2020, which illustrates the large market opportunity that exists today. We believe that our Company is well positioned to further capitalize on these robust fundamentals and M&A trends, which we expect will continue to drive global growth of the financial advisory market.
Growing Demand in Liability Management (Restructuring and Capital Markets) Advisory Services: We believe that, due to large debt issuances by companies in recent years, a steady liability management (including restructuring and capital markets) advisory market will continue to exist as interest rates rise and/or credit markets become more difficult to access, even with a stable macroeconomic environment and robust M&A activity. According to Dealogic, the past nine years represented record years in volume of corporate bond issuance in the United States, as companies took advantage of historically low borrowing costs to add leverage to their capital structures. Additionally, beyond typical capital structure-related issues, we believe that the pace of business model transformation driven by a changing regulatory backdrop, and technology innovation and unanticipated shock resulting from the COVID-19 pandemic, among other factors, will lead to an entirely different wave of restructuring activity as companies consider their readiness for such change and the requirements to fund their growth and success in such an environment. We believe our integrated industry and geographic approach positions us to provide solutions to clients in both robust and challenging economic environments. We also believe that our broad industry coverage is an attractive complement to our restructuring and capital markets advisory practices due to the often uncorrelated industry-specific challenges that can lead to disruption for companies in distressed situations. Our strong positioning in each of our primary areas of industry focus and our restructuring and capital markets advisory practices diversifies our revenues and differentiates us from our peers.
Our Principles Define Our Strategy
Since our founding in 2006, we have focused on building a trust-based, focused, and high-intensity advisory business that we believe is well positioned to deliver significant value to our clients, our shareholders, and our employees.
Five key principles drive our approach:
Relationships are Everything to Us: We cultivate deep, long-term relationships, which transcend traditional transactional dialogue. Our clients often rely on us to assist them in assessing opportunities and challenges throughout their corporate evolution.
Partnership is at Our Core: We operate as a highly collaborative and integrated partnership defined by a culture of integrity, humility, rigor, and intensity. Working together is a critical ingredient of our success.
Focused Internationally: Since its founding, our organization has been integrated globally and is deliberately focused on the most active advisory markets worldwide. Our closely integrated partnership approach enables us to efficiently leverage our deep industry expertise with clients across geographies.
We Thrive in Complexity: We excel in complex, mission-critical situations where we can utilize our insights, experience, deep strategic thinking and personalized approach to partner with our clients to achieve their objectives.
Independence is Core to Our Character: We strive to be viewed as independent thinkers and our goal is to attract people to the firm with innovative, independent views and a willingness to speak with candor. We are not afraid to voice our perspective and are not afraid for “no” to be the right answer.

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We believe these principles capture the essence of who we are and how we seek to be thought of in our markets. If we remain focused on these principles, we believe clients will continue to have the confidence to put their trust in us.
Our Key Competitive Strengths
When we founded the Company, we saw a compelling market opportunity to create a platform with deeply experienced, senior advisory professionals from the most reputable institutions around the world to focus solely on advising clients without the distractions and conflicts that may often plague senior bankers at large investment banking institutions. Over fifteen years later, we have built a leading global independent advisory platform offering a range of advisory services. Our success has been driven by the trust bestowed upon us by our clients, the high-caliber professionals who have joined the Company, and the continued growth in demand for independent advice.
We believe the primary qualities that drive our success include:
Deep Industry Insights: We believe our clients increasingly value advisors with deep industry insights when making strategic decisions that impact their businesses. These insights develop from extensive transaction experience and deep technical knowledge, and they serve as a platform for thought partnership with clients. Our primary areas of industry focus include: Consumer & Retail; Energy; Financial Institutions; Healthcare; Industrials; and Technology, Media & Telecommunications. We strive to attract and elevate individuals who are, or will be, considered thought leaders in their fields of focus. We believe our focused teams in the industries, geographies and product areas in which they specialize are leaders in their fields. We plan to continue investing in and developing professionals who will enhance our reputation as thought partners of choice to the leaders in the sectors, geographies and products on which we focus.
Independent Thought: Our foundation is rooted in a conviction, among other considerations, that clients would increasingly seek out advisors who offer independent thinking and who are not burdened by the complicated conflicts that large investment banking institutions may face due to their various businesses. We believe that our independence remains critically important and is increasingly valued by clients. We believe that our clients choose to partner with us because they value our unbiased perspectives and expert advice regarding complex financial and strategic matters, and appreciate the combination of candor and alignment of interests with their objectives that is at our core.
Innovation, Creativity and Ingenuity: From the very beginning, we have strived for differentiation. We seek original and exceptional ways to deliver value to our clients and to improve the way we operate. Our firm culture is an environment where colleagues are empowered to think expansively, question assumptions and pursue their ideas in an open and collaborative atmosphere. Our unique blend of innovation, creativity and ingenuity positions us well to advise on transformative and mission-critical situations for our clients.
High Standards of Integrity: We earn trust—our most important currency with clients and each other—first and foremost through integrity. We demand integrity from all of our employees in the way that they tackle their day-to-day duties, the way in which they treat clients and the way we treat each other. Integrity applies to everything we do as advisors, including the quality of the industry insights we share and our willingness to advise against transacting when an opportunity is not beneficial to our client. We demand the highest standards of integrity from all of our team members, from those hired directly out of college or business school to those with decades of experience.
Rigorous Work Ethic: As an advisory firm, the primary assets we bring to bear on any engagement are deep insights and creative ideas. However, great insights and ideas alone are not sufficient. In order for us to earn the role as a client's advisor of choice, we must complement such insights and ideas with tireless work ethic, rigor, and intensity in everything we do in partnership with our clients. Our intensity extends throughout our business, from our junior personnel to our most experienced advisory professionals. We believe that if we can continue to maintain these standards, we will retain our reputation as a partner of choice.
We believe the attributes above are all critical components of our success. We endeavor to embody all of these attributes to maximize the value that we can create for our clients, our shareholders, and our people. We believe that

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our integrated approach and our partnership culture in how we work with each other and our clients provides an ideal platform to deliver the strategic and financial advice sought by our clients. We believe that if we continue to remain focused on these attributes, we will create a truly unique firm where the very best professionals prefer to work, and one that clients consistently recognize as the advisor they want by their side when it matters most.
Our Growth Strategy
Our growth strategy centers on the expansion of the depth and breadth of our advisory business in the markets we serve today and the additional markets that we may expand into in the future. This expansion will be driven by our ability to attract and develop outstanding professionals who complement or expand our market presence or broaden our advisory product offerings. Based on our partners' expertise and client relationships, we believe our coverage presence in each of our industry sectors reaches between one-quarter and three-quarters of the relevant subsectors in the U.S. and between one-quarter and one-half of the relevant subsectors in Europe. As we execute on our growth strategy, we expect to expand our relationships with clients and the capabilities we can offer them, which will enhance our position as a leading independent advisory firm.
We plan to accomplish these goals by executing on the following strategies:
Leveraging our Existing Client Relationships: As we grow our business, we seek to deepen and expand our client relationships, which are the foundation of our firm's success. We believe that we can accomplish this by applying a combination of our deep sector expertise, our propensity for independent thought and our tireless and intense work ethic to confront the most complex challenges that our clients face. As our relationships with clients grow, we strive to be a more integrated partner in their strategic dialogue in a manner that goes beyond traditional transactional work. We believe that this consistent, long-term approach to developing client relationships will drive superior growth potential for our Company.
Broadening Client Coverage in Our Markets of Focus: We have established a strong global presence in six industry sectors across which we apply our recognized M&A, capital markets and restructuring expertise to assist clients as they tackle critical decisions for their businesses. While we believe we have successfully established well-regarded practices in these core industry areas, we believe that we have substantial head room to further expand our coverage in these sectors. We intend to continue to invest in our areas of strength, and remain focused on the most relevant sectors and geographies for our business. In addition, we expect to cautiously expand our industry coverage footprint and our geographic presence in markets we believe represent a substantial commercial opportunity for the firm.
Expanding Our Advisory Capabilities to Better Serve Our Clients: We provide a range of advisory services to our clients, including strategic advisory, M&A, restructuring and capital structure advisory, capital markets advisory and energy underwriting and research. We believe we have established a reputation for the quality of our advice across these products and will continue to deepen our capabilities in the core product areas we compete in today. As we expand our client base and deepen our relationships with those clients, their need for a broader and more developed array of advisory services may grow. We plan to also invest in expanding our capabilities to provide additional advisory services where we believe such expansions can represent a compelling value proposition to our clients and an attractive commercial opportunity for us.
Investing to Drive Innovation and Insights: We believe that the market for advisory services is undergoing a period of transition away from solely transactional advice. Independent thought leadership and critical and innovative thinking are increasingly valued and expected from a trusted advisor on a continuous basis. To succeed in this new paradigm, we plan to invest rigorously in driving innovation in the way we work with clients, in the ideas that we generate for clients and in insights into the specific challenges our clients face in their target markets, taking into account, among other things, the technological disruption currently facing all industries.
Attracting, Developing and Retaining World-Class Talent to the Firm: Attracting and retaining world-class talent at the firm is a critical component to our growth and to our success. We will continue to attract, develop and retain advisory professionals who seek an environment where they can collaborate to deliver excellent advice to their clients. The profiles of the people we aim to recruit are consistent in that (i) they have a strong desire to devote their full time to advising clients, (ii) they are highly committed individuals, often with a long track-record at their

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prior firm, (iii) they are not afraid to be honest with their clients when “no” might be the right answer, (iv) they are willing to make a long-term commitment to our Company and (v) they are committed to mentorship and investing in expanding our commitment to diversity and inclusion.
We have also put significant emphasis on the training and professional development of all of our professionals, and we are committed to continue investing meaningful resources in our human capital with commitment to investing in our commitment to diversity and inclusion. As a result, we have a deep bench of internally developed talent at all levels, as evidenced by an increasing number of internal senior promotions. We believe that the combination of our efforts to internally develop professionals and to continue growing through lateral hires provides for a vibrant environment that fosters adoption of best practices and diversity.
Maintaining Discipline in How We Manage Our Business: We manage our business in an effort to deliver value creation to our shareholders. To accomplish this, we demand accountability at all levels, including our sector, product and corporate teams. This culture of accountability helps ensure that appropriate balance is in place to drive responsible profit margin expansion over time while at the same time continuing to invest in growth. We also apply opportunities for investment to drive innovation, investments in new external hires and the establishment of new offices. We believe that this discipline will enable us to maintain our competitive edge while also delivering appropriate returns and long-term value creation to our shareholders.
We believe all of these factors are important to our continued success. Additionally, we believe we will benefit from growing comfort in the independent advisory model from business leaders across the sectors of the economy which we believe will expand our overall market opportunity.
Our Advisory Offerings
We are a leading independent provider of strategic and financial advice to clients across a range of the most active sectors and international markets. We believe that the demand for independent strategic and financial advice is growing, and that our integrated approach combining deep industry insights, significant technical, product and transactional expertise, and rigorous work ethic creates a significant opportunity for our Company. Since our founding, we have rapidly scaled our global platform. We believe clients value our ability to put their interests ahead of our own and, accordingly, will increasingly want us by their side.
Our Clients
We provide advisory services to a wide range of clients globally, including large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions. We deliver the full resources of our firm and high level senior banker attention to every client, regardless of size or situation.
Our business provides services to multiple industry sectors, geographic markets and advisory service offerings, which we believe offer us an opportunity to realize sustainable growth. Our primary areas of industry focus include: Consumer & Retail; Energy; Financial Institutions; Healthcare; Industrials; and Technology, Media & Telecommunications.
We complement our industry focus with extensive advisory expertise in the largest international advisory markets. We operate primarily out of ten offices in the United States, Canada, the United Kingdom, France and Germany, and we have deep international experience that has enabled us to work extensively with clients worldwide. Since our inception, we have advised over 1,000 clients on transactions in over 40 countries.
We seek to generate repeat business from our clients by becoming long-term partners to them, rather than being viewed as solely transaction focused. In an effort to develop new client relationships, we maintain an active dialogue with a large number of potential clients, as well as with their financial and legal advisors, on an ongoing basis. We continue to build new relationships through our business development initiatives, proprietary client engagement (including sector or product focused conferences), growing our senior team with professionals who bring additional client relationships, and through introductions from our strong network of relationships with senior executives,

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board members, attorneys and other third parties. We have also grown our business through client referrals, which we proudly believe validates such clients' satisfaction with our services.
Our Advisory Services
We seek to advise our clients throughout their corporate evolution, with the full range of our advisory capabilities. Those services include advice related to mission-critical strategic and financial decisions, M&A execution, shareholder and defense advisory, capital raising, structure and restructuring, capital markets advisory, energy underwriting and equity research.
M&A and Strategic Advisory: We have established a leading M&A and strategic advisory practice, advising clients on a range of strategic issues, risks and opportunities impacting their businesses. In these advisory relationships, we work closely with our clients through all stages of their assessment and evaluation of a range of strategic opportunities. Often, such situations can be complex and are mission-critical to the success of our client's businesses. In these situations, we believe we have built a reputation for providing valuable insights, experience, deep strategic thinking, rigor, technical expertise and a personalized approach in our partnerships with our clients to thoughtfully achieve their objectives.
Liability Management and Capital Structure Advisory: We have built a leading franchise to serve the liability management market (including restructuring). Our liability management professionals partner with our industry professionals to provide holistic advice related to capital structure and potential solutions in anticipated or actual financial distress situations, including corporate workouts, Chapter 11 proceedings, and prepackaged bankruptcies. We advise both companies and creditors, utilizing our strong relationship network to access capital, identify potential partners and drive support for our transactions. We understand that during times of financial distress, having a true and trusted partner as an advisor is of critical importance, and our partnership and collaboration with our clients during these times have helped us develop long-lasting relationships.
Capital Markets Advisory: We also advise clients on capital markets matters, both in transaction-related and ordinary course financing execution. We provide comprehensive capital structure advice and help our clients develop financing solutions tailored to their specific needs. We partner with our clients to advise on all aspects of public and private debt and equity transactions. For example, we have an active private capital raising business focused on providing privately marketed and negotiated financing solutions to clients requiring substantial amounts of capital to fund growth initiatives or other specific financing needs. We believe our independence and objectivity, coupled with our deep experience in such matters, inform our market views and enhance the likelihood of a successful transaction for our clients.
Special Purpose Acquisition Companies: We have a relationship with the sponsor of PFAC, a SPAC that was formed to effect a business combination with a company that is founded by, led by or enriches the lives of women. We may in the future have relationships with subsequent SPACs and similar entities. SPACs provide us with opportunities to use our expertise to assist private companies in accessing growth capital and becoming publicly-traded companies. We believe working with growth companies enhances our network and facilitates dialogues with other participants in the industry, and subsequently may lead to business opportunities.
Collaborations with Other Firms: The Company has entered into collaborative relationships with certain other firms, including Mizuho Securities Co., Ltd., Banco Itau BBA S.A., and CICC US Securities, Inc. Under these collaborative relationships, the Company and such other firms have expressed their non-binding intention to provide strategic advice to certain companies within applicable regions. We believe that the collaborations, while generally not exclusive, will create new opportunities for the clients of both the Company and its collaborators as they benefit from the firms' combined experience, deep industry insights and market and regional intelligence. As part of the collaborations, the firms may second personnel to each other. The Company and its collaborators may approach applicable companies jointly and will seek to equitably share the fees earned from such clients. We are constantly evaluating the opportunity to collaborate with other organizations across disciplines to enhance our advisory service offerings to our clients.

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Our Results
Since our inception, we have advised on over $1 trillion of M&A transactions with over 1,000 clients in over 40 countries across a broad range of transaction types. Our clients include large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions. We strive to maintain long-term relationships with these clients and in many cases work with them across multiple transactions.
Some illustrations of the noteworthy transactions in which we have advised clients in recent years include:

Large-Cap Advisory		Mid-Cap Advisory		Restructuring / Capital Markets
Client	Transaction	Client	Transaction	Client	Transaction
	Financial advisor to Royal Dutch Shell in connection with the $9.5B sale of Shell's Permian business to ConocoPhillips		Financial advisor to HELLA in connection with HELLA's €6.8B business combination with Faurecia		Financial advisor to Invitae Corporation in connection with its $1.15B Convertible Notes Offering to SB Management
	Lead financial advisor to Baxter in connection with Baxter's $12.4B acquisition of Hillrom		Financial advisor to MKS Instruments in connection with MKS's $6.5B acquisition of Atotech		Financial advisor to Garrett Motion in connection with its Chapter 11 process
	Financial advisor to Vonovia in connection with Vonovia's €29B business combination with Deutsche Wohnen		Financial advisor to Luminex in connection with its $1.8B sale to DiaSorin		Capital markets advisor to Maravai LifeSciences on pricing of upsized Initial Public Offering
	Advisor to the Independent Transaction Committee of Discovery, Inc. in connection with Discovery’s $22.2B business combination with AT&T’s WarnerMedia		Exclusive financial advisor to Kraft Heinz in connection with the $3.35B sale of its Planters brand to Hormel Foods Corporation		Independent capital markets advisor to Maravai LifeSciences on its follow-on offering of common stock
	Financial advisor to Veolia in connection with Veolia's €25.9B merger with Suez		Financial advisor to PureCycle Technologies in its merger with Roth CH Acquisition I Co. and $1.2B listing on the Nasdaq		Financial advisor to Royal Caribbean Cruises Ltd. in connection with multiple financing transactions across both the debt and equity capital markets
	Advisor to Owl Rock Capital Partners LP in executing a definitive business combination agreement with Dyal Capital Partners to form Blue Owl Capital Inc. and list on NYSE via a $12.5B business combination with Altimar Acquisition Corporation		Financial advisor to Precision Medicine Group, LLC in majority investment and recapitalization transaction led by The Blackstone Group Inc.		Advisor to the Ad Hoc Committee in Pacific Gas and Electric Company’s debt restructuring
	Exclusive financial advisor to Northrop Grumman Corp. on the sale of its Federal IT and Mission Support Services Business to Veritas Capital Fund Management, LLC for $3.4B		Financial advisor to KKR in connection with KKR's $5.3B acquisition of Cloudera		Financial advisor to Alta Mesa Resources, Inc. in connection with its Chapter 11 process
	Exclusive advisor to Northrop Grumman Corp. in its $9.2B acquisition of Orbital ATK, Inc.		Financial advisor to KKR & Co. Inc. on its $4.3B acquisition of a majority stake in Coty Inc.’s Professional Beauty and Retail Hair businesses and $1.0B investment in Coty Inc. in the form of convertible preferred shares		Financial advisor to Del Monte Foods, Inc. and Del Monte Pacific Limited on capital structure refinancing

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Large-Cap Advisory		Mid-Cap Advisory		Restructuring / Capital Markets
Client	Transaction	Client	Transaction	Client	Transaction
	Advisor to the Supervisory Board of Peugeot S.A. on its $26B merger with Fiat Chrysler Automobiles N.V.		Lead financial advisor to Invitae Corp. in connection with $1.4B business combination with ArcherDX, Inc.		Financial advisor to Sabre Corp. on its $1.1 billion secured and exchangeable note offerings
	Sole financial advisor to Oaktree Capital Group, LLC in 62% sale to Brookfield Asset Management Inc.		Sole financial advisor to PayPal Holdings, Inc. on its $4B acquisition of Honey Science Corporation		Financial advisor to the Ad Hoc Group of Constitutional Debtholders on settlement with Puerto Rico Oversight and Management Board
	Advisor to Altria Group, Inc. in connection with its stake in SABMiller plc’s $107B sale to Anheuser-Busch InBev SA/NV		Advisor to Occidental Petroleum Corp. on formation of Midland Basin JV with EcoPetrol for $1.5B		Advisor to Legacy Reserves Inc. in its joint Chapter 11 plan of reorganization
	Advisor to Altria Group, Inc. in its $12.8B investment in JUUL Labs, Inc.		Exclusive financial advisor to Cantel Medical Corp. on its $775M acquisition of Hu-Friedy Mfg. Co.		Exclusive financial advisor to the Special Committee of the WeWork Board of Directors
	Financial advisor to Altria Group, Inc. on its $1.8B acquisition of Cronos Group Inc.		Advisor to Altran Technologies SA in relation to Capgemini SE’s €5B public takeover offer		Advisor to one of the largest creditors in Sears, Roebuck and Co.’s debt restructuring
	Advisor to E.ON SE in its $54B acquisition of innogy SE and exchange of assets with RWE AG		Exclusive advisor to SodaStream International, Ltd. in its $3.2B sale to PepsiCo Inc.		Advisor to iHeartMedia, Inc. independent directors
	Lead advisor to Becton, Dickinson and Co. in its $24B acquisition of C.R. Bard, Inc.		Advisor to Apache Corporation in the $3.5B formation of Altus Midstream LP		Advisor to Concordia International Corp. in its restructuring and capital raise through Canadian CBCA process
Our Commitment to Environmental, Social and Governance Leadership
We believe that leadership in the ESG issues is a central element of our Company's mission because our success is tied to how responsibly and sustainably we run our business. Over the past few years, we have taken steps to oversee and manage business-relevant ESG factors that impact the long-term interests of our stakeholders, such as engaging our employees and promoting a diverse and inclusive workplace, safeguarding our data through a cybersecurity program, and adhering to what we consider to be best practices in corporate governance and risk assessment and mitigation. Our Board of Directors, as well as our management team, provide direction and oversight with respect to the evolving priorities of our Company's ESG initiatives, organized into three pillars, which, in turn, contain focus areas for our attention and action:
•Environmental. The Environmental pillar is focused on assessing and monitoring our environmental footprint, and proactively raising our firm-wide awareness of environmental risk and opportunity by committing to sustainable practices to oversee environmental aspects in our business activities.
•Social. The Social pillar is focused on promoting diversity and inclusion, reinforcing our commitment to engage, develop and motivate our employees, and maintaining a rigorous cybersecurity program to protect our valuable data.
•Governance. The Governance pillar is focused on upholding our commitment to ethical business conduct, professional integrity and corporate responsibility by integrating governance and enterprise risk management oversight across all aspects of our business.
We plan to report how we oversee and manage ESG factors material to our business under the industry-specific ESG framework recommended by the SASB for the Financials—Investment Banking industry, and also evaluate how our ESG objectives align with elements of the United Nations Sustainable Development Goals.

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Our People and Inclusive Culture
We believe that our people are our most valuable asset. Our goal is to attract, develop and retain the best and brightest talent in our industry across all levels. We strive to foster a collaborative environment, and we seek individuals who are deeply committed to their clients, passionate about our business and additive to our culture.
Since our founding we have experienced significant growth of our team. At founding in 2006, we began the firm with 16 advisory professionals, including ten advisory partners. By 2010, we had grown our firm to 137 advisory professionals, including 24 advisory partners. By 2014, we had grown our firm to 183 advisory professionals, including 32 advisory partners. As of June 30, 2021, we serve our clients with 372 advisory professionals, including 57 advisory partners, based in ten offices, located in five countries around the world.
The drivers of the growth of the firm include a combination of internal promotions, lateral recruiting in our areas of focus and, in the case of the TPH Business Combination, the addition of a substantial number of new partners and advisory professionals through a business combination. In addition to this promotion and addition of external hires, we have also maintained significant discipline in how we assess our advisory professionals within our culture and our strategic and financial objectives. Accordingly, we have developed a comprehensive internal review process and significantly evolved the partnership over our history. Today, we believe we have established a rigorous recruiting and review process that ensures that we maintain consistently high levels of performance and of quality among our advisors, which best positions us to serve our clients and their growing advisory needs.
Our partners are compensated based on their overall contribution to value creation for our Company. Contribution includes, among other things, the quality of advice and execution provided to clients, intellectual content and thought leadership, the financial contribution to the Company, the commitment made to recruiting new talent, the creation of an inclusive work environment and the overall spirit of partnership they demonstrate in working with their colleagues and their clients. We do not compensate on a commission-based pay model, whereby bankers are rewarded solely based upon financial contribution. We believe that our compensation model encourages a collaborative environment and attracts talented advisory professionals to join our Company.
We recruit our junior professionals from the world's leading undergraduate and graduate programs. We have developed a dedicated campus recruiting effort through which we have hired approximately 280 analysts and associates since 2017. We devote significant time and resources to attracting, training and mentoring our employees. This starts with positioning our Company to attract competitive, high caliber talent and providing a hands-on development platform from day one through our global internship program and full-time training program. As a testament to our efforts, the Vault Best Internship and Banking 25 surveys have ranked us Top Five for Investment Banking Internships (four of the last five years) and Top Five for Formal Training (each of the last five years). Following training, our junior professionals work closely with their deal teams to receive significant transactional experience across a wide range of products and industries. We believe this exposure enhances the investment banking experience and allows our junior professionals to develop and refine their proficiency in a broad variety of corporate finance matters at an early stage in their career. We are committed to talent retention, and our goal is to develop our brightest and most ambitious junior professionals into successful partners. To this end, 19 of our current 57 advisory partners were promoted internally.
Diversity, equity and inclusion, which is one of the focus areas of the Social pillar of our ESG initiative, have been foundational elements at our Company to create a workforce comprised of people with different backgrounds and experiences who can collectively bring a strong diversity of thought to our advisory services. In addition to a number of firm-wide policies and procedures to promote diversity, equal opportunity and anti-discrimination, our programs, such as the Women's Advisory Diversity Prep Program and the Advisory Diversity Prep Program, have been instrumental to increase representation of women and ethnically diverse junior professionals. Our focus and effort on recruiting and developing undergraduate women through the Women's Advisory Diversity Prep Program has significantly increased the number of women in our entry level classes since the program's launch in 2015. We have also implemented talent acquisition strategies, which include assessment training and resources, to ensure we attract and identify the best, most diverse junior professionals to our Company and provide an equitable hiring process. To further foster a diverse and inclusive culture, employees participate in an interactive Conscious

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Inclusion workshop to explore conscious and unconscious biases and their impact, increase awareness of our reactions to differences and develop strategies for implementing inclusive behaviors in the workplace.
In addition to recruiting and developing advisory professionals, we have also entered into formal relationships with certain senior advisors who work with our advisory professionals to augment our overall advisory services to our clients. These individuals are generally former business leaders who previously worked within the sectors on which we focus. They bring a wealth of personal experience confronting many of the challenges our clients face and thereby complement our thought partnership with our clients. Our senior advisors are specifically selected to help us broaden the profile of advisory services we can deliver to our clients and address a larger scope of our clients' challenges, beyond traditional investment banking advice.
Our Focus on Cybersecurity
We strive to protect the reputation of our Company by establishing, protecting and defending our data and systems in a number of ways through a combination of processes, tools, and awareness-building. We adhere to the best practices outlined in the NIST and ISO frameworks, and our policies and procedures in managing PII are in compliance with GDPR requirements.
We maintain an ongoing process to enhance security and optimize our IT systems, and regularly conduct security assessments and testing of our systems to verify our systems' integrity to protect against the compromise from both internal and external sources. In addition to identifying information security risks, we have put robust controls in place to seek to reduce or mitigate such risks. Cybersecurity training is conducted annually and we maintain system logs of user activities, exceptions, and security events for a period consistent with industry best practices unless otherwise required by law, regulation or contractual obligation.
Multi-factor authentication is used for all remote access mechanisms that provide employee access to our infrastructure or data, and we employ rigorous measures to appropriately handle and protect sensitive and confidential data. We take precautionary measures to minimize, to the extent possible, the use of PII and the electronic or courier-based transmission of sensitive and confidential data, relying instead on approved and secured digital data transfer services which provide a tightly controlled and selective access to such information. All data is appropriately secured when at-rest or in-transit, and industry standard encryption is used to the maximum extent possible. We also take multiple steps to ensure our ability to restore data in the event of data failure, corruption, accidental deletion, or malicious tampering.
The TPH Business Combination
On November 30, 2016, we completed a business combination with Tudor, Pickering, Holt & Co., LLC, an independent advisory firm focused on the energy industry that shares our culture and strategic vision. TPH was founded in 2007 (through a combination of Tudor Capital and Pickering Energy Partners, founded in 2004) and is headquartered in Houston, Texas.
This combination strengthened our position serving the energy sector and enabled deeper penetration in energy-adjacent sectors, such as chemicals and diversified industrials. The combination also added TPH's securities business, which we believe is recognized for its deep domain research and thought-leadership, and strengthened our capabilities in providing capital markets solutions to our clients.
We believe the success of this combination can be derived from many factors including:
•Shared Common Culture: The founders of both our Company and TPH have long-standing relationships, initially working at common Wall Street investment banks. This unique shared heritage of our founders provided a common foundation upon which each firm was built and we believe has allowed for seamless integration and successful commercial synergy.
•Significant Advisory Synergy: As standalone businesses, we believed our Company and TPH were not fully capitalizing on the potential of the respective franchises. In the case of TPH, their sole focus on energy limited their ability to justify investments in a broader advisory offering, including most notably in

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restructuring advice. In the case of our Company, despite a strong restructuring advisory franchise, a limited presence in the energy sector left our Company less equipped to penetrate the sector as deeply as the opportunity would warrant. As a combined entity, we believe we have seen significant potential of the combined organization, as we have leveraged industry or advisory service knowledge across the respective businesses.
•Aligned Interests: Through the TPH Business Combination, we combined two firms with shared cultures into one partnership focused on a common goal of independence with a particularly deep focus on sector expertise.
PWP Separation
On February 28, 2019, we effected the PWP Separation of our advisory business from the asset management business of PWP OpCo pursuant to a master separation agreement, pursuant to which PWP Capital became the holding company for our asset management business and PWP OpCo continued to be the holding company for our advisory business. For additional information about the PWP Separation and our relationship with PWP Capital, see “Certain Relationships and Related Persons Transactions—PWP Related Party Transactions—Agreements with PWP Capital.”
Organizational Structure
We are a holding company and our only material assets are our partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP. We operate and control all of the business and affairs of our advisory business, as run by PWP OpCo and its operating entity subsidiaries, indirectly through our equity interest in PWP GP.
Competition
The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including our reputation, depth of client relationships, industry knowledge and insights, transaction execution skills, our range of products and services, innovation and price.
We believe our primary competitors in securing advisory engagements include the investment banking businesses of Bank of America Corporation, Barclays Capital Inc., Citigroup Inc., Credit Suisse Group AG, The Goldman Sachs Group, Inc., JPMorgan Chase & Co., Morgan Stanley, UBS Securities LLC and other large investment banking firms as well as independent investment banking firms such as Centerview Partners, Evercore Partners Inc., Greenhill & Co., Inc., Guggenheim Partners, Houlihan Lokey, Inc., Lazard Ltd, Moelis, Inc., NM Rothschild & Sons Limited, PJT Partners, Inc., and other closely held boutique firms. We compete for business as well as to attract and retain qualified employees. Our ability to continue to compete effectively in our business will depend upon our ability to attract new employees and retain and motivate our existing employees who are essential to our ability to serve clients.
In past years there has been substantial consolidation in the financial services industry. Many firms have the ability to offer a wider range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial lending and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our business or loss of opportunities for us. In addition, we may be at a competitive disadvantage relative to certain of our competitors who are able to, and regularly do, provide financing or market making services that are often instrumental in effecting transactions. The trend toward consolidation has significantly increased the capital base and geographic reach of our competitors as well as the potential for actual or perceived conflicts of these firms.

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Regulation
Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and abroad. As a matter of public policy, regulatory bodies in the United States and foreign jurisdictions are charged with safeguarding the integrity of their home country securities and other financial markets and with protecting the interests of customers participating in those markets.
In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws. Perella Weinberg Partners LP, through which we (i) conduct strategic advisory and restructuring services in the United States and (ii) engage in private placements of securities and investment banking mergers and acquisitions advisory services and TPH Securities, through which we conduct equity research and sales and market making in the United States are registered as broker-dealers with, and are subject to regulation and oversight by, the SEC. In addition, FINRA, a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities of, its member firms, including Perella Weinberg Partners LP and TPH Securities. TPH Securities is also a member of several national securities exchanges, which also adopt rules and enforce compliance with their own rules and the federal securities laws. State securities regulators also have regulatory or oversight authority over Perella Weinberg Partners LP and TPH Securities.
Broker-dealers are subject to regulations that cover all aspects of the securities business, including trading practices, order handling, best execution, anti-money laundering, handling of material non-public information, safeguarding data, reporting, record retention, market access and the conduct and qualifications of its officers, directors, employees and other associated persons. In particular, as registered broker-dealers and members of a self-regulatory organization, our U.S. broker-dealer subsidiaries are subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. Any failure to comply with applicable broker-dealer rules or regulations could have a material adverse effect on the operation of our business, financial condition and operating results.
In addition to the regulation we are subject to in the United States, we are also subject to regulation internationally. PWP U.K. is authorized and regulated by the FCA and, as a limited license Prudential sourcebook for Investment Firms (“IFPRU”) investment firm, is required to maintain, as a minimum, regulatory capital of the greater of: (a) its base capital requirement of €50,000; (b) the sum of its market and credit risk requirements; or (c) one-quarter of PWP U.K.'s annual fixed overheads calculated in accordance with European Union laws that have implemented the European Banking Authority's regulatory technical standards. TPH Canada is registered as an investment dealer with the provincial securities regulators in the Canadian provinces of Alberta, British Columbia, Manitoba, Ontario, Québec and Saskatchewan, with the Alberta Securities Commission being TPH Canada's principal regulator under the passport system adopted by Canada's provincial and territorial securities regulators. TPH Canada is also a dealer member of IIROC, which adopts and enforces rules governing the capital, business conduct, record keeping, trading, individual registration and proficiency, governance, and examines the activities of, its member firms. Per IIROC's rules, TPH Canada is subject to a minimum capital requirement of $250,000 Canadian dollars, with additional capital requirements when TPH Canada participates in deal financings or executes trades outside of its carrying broker relationship.
Certain parts of our business are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to, among other things, the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.
Failure to comply with any laws, rules or regulations could result in administrative or court proceedings, censures, fines, penalties, judgments, disgorgement, restitution and censures, suspension or expulsion from a certain

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jurisdiction, self-regulatory organization or market, the revocation or limitation of licenses, the issuance of cease-and-desist orders or injunctions or the suspension or disqualification of the entity and/or its officers, employees or other associated persons. The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct periodic examinations and initiate administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. These administrative or court proceedings, whether or not resulting in adverse findings, can require substantial expenditures of time and money and can have an adverse impact on a firm's reputation, customer relationship and profitability. Our U.S. broker-dealer subsidiaries, like most other broker-dealers, have from time to time been the subject of requests for information and documents from the SEC, FINRA and other regulators. We have cooperated and complied in all material respects with any such requests for information and documents.
The Bank Secrecy Act (the “BSA”), as amended by the USA PATRIOT Act of 2001, the Anti-Money Laundering Act of 2021, and the Treasury Department's and FINRA's implementing regulations require each of Perella Weinberg Partners LP and TPH Securities, as broker-dealers, to establish and maintain an anti-money laundering program, file suspicious activity and other reports and comply with certain record-keeping requirements. Under the BSA, a financial institution's anti-money laundering program must include policies, procedures and controls, employee training, the designation of an anti-money laundering compliance officer, periodic independent testing and customer due diligence and monitoring. PWP's non-U.S. subsidiaries are required to comply with similar non-U.S. laws and regulations designed to deter and detect money laundering and the financing of terrorism. Failure to comply with these requirements may result in reputational damage as well as monetary, regulatory and, in certain cases, criminal penalties.
In support of U.S. foreign policy and national security goals, the Treasury Department's Office of Foreign Assets Control (“OFAC”), administers and enforces economic and trade sanctions against targeted foreign countries and regimes, terrorists, international narcotics traffickers, and those engaged in activities related to the proliferation of weapons of mass destruction and other threats to the national security, foreign policy or economy of the United States. Among other OFAC sanctions programs, comprehensive sanctions and embargoes target certain countries and geographic regions (“Sanctioned Countries”) and their governments. We are generally prohibited from engaging in transactions involving any Sanctioned Country, its government or entities owned or controlled by a Sanctioned Country's government or persons or entities located in a Sanctioned Country, unless such activity is licensed or otherwise permissible. OFAC's “list-based” sanctions are imposed on individuals and entities designated under various programs for certain activities, including those referenced above. The names of individuals and entities designated under OFAC's list-based sanctions programs are generally placed on OFAC's List of Specially Designated Nationals and Blocked Persons (parties included on such list, “SDNs”) or similar lists. Assets of SDNs are blocked, and we are generally prohibited from dealing with them. In addition, any property, including a company that is 50 percent or more owned, directly or indirectly, by one or more SDNs in the aggregate, is blocked property. We must also comply with the economic sanctions and embargo programs administered by the United Nations Security Council and certain governmental agencies outside the United States. A violation of a sanctions or embargo program could subject us, and individual employees, to reputational damage and regulatory enforcement actions as well as significant civil and criminal penalties.
The FCPA, the UK Bribery Act 2010 (the “UK Bribery Act”) and other applicable laws and regulations prohibit the payment of bribes to foreign government officials and political figures. The FCPA prohibits us from making or offering to make any payment, or giving anything of value, to a foreign official for the purpose of influencing that official to assist us in obtaining or retaining an improper business advantage. The FCPA has a broad reach, covering all U.S. companies and citizens doing business abroad, among others, and defining as foreign officials not only those holding public office but also individuals acting in an official capacity for or on behalf of foreign government-run, -owned or -controlled organizations or public international organizations. The FCPA also requires issuers of U.S. securities to maintain accurate books and records and adequate internal controls to prevent and detect possible FCPA violations. The UK Bribery Act prohibits us from bribing, accepting bribes or making other prohibited payments to government officials or other persons (i.e., within the public or private sector) in order to obtain or retain business or gain some other business advantage. These offenses under the UK Bribery Act apply to acts or omissions that take place in the U.K. or outside the U.K., where the person's act or omission would constitute an offence if carried out in

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the U.K. and the person has a close connection with the U.K. The UK Bribery Act also establishes a corporate offense of failing to prevent bribery by an associated party, which can be committed regardless of where the offense takes place. We maintain policies and procedures designed to prevent bribery, but such policies and procedures may not be effective in all instances to prevent violations. A violation could subject us, and individual employees, to reputational damage and regulatory enforcement actions as well as significant civil and criminal penalties. We can incur higher costs and face greater compliance risks in structuring and operating our businesses to comply with any of the foregoing regulatory requirements.
Facilities
Our principal executive offices are located in leased office space at 767 Fifth Avenue, New York, NY, 10153. We also lease office space for our offices in Calgary, Chicago, Denver, Houston, London, Los Angeles, Munich, Paris and San Francisco. We do not own any real property. We consider these arrangements to be adequate for our present needs.
Employees
As of June 30, 2021, we had 538 employees.
Legal Proceedings
On October 20, 2015, Professionals GP, PWP MC LP, PWP Equity I LP and Perella Weinberg Partners Group LP (collectively, the “PWP Plaintiffs”), filed a complaint against Michael A. Kramer, Derron S. Slonecker, Joshua S. Scherer, Adam W. Verost (collectively, the “Individual Defendants”) and Ducera Partners LLC (together with the Individual Defendants, the “Defendants”). The complaint alleges that the Individual Defendants, three former partners and one former employee of the PWP Plaintiffs, entered into a scheme while still at PWP to lift out the PWP Plaintiffs' restructuring group to form a new competing firm that they were secretly forming in breach of their contractual and fiduciary duties to the PWP Plaintiffs. The complaint contains fourteen causes of action, and seeks declaratory relief as well as damages resulting from the Individual Defendants' breaches of their obligations under the PWP Plaintiffs' partnership and employment agreements, and from Defendants' unfair competition and tortious interference with the PWP Plaintiffs' contracts and client relationships.
On November 9, 2015, the Defendants filed an Answer, Counterclaims, Cross-claims and a Third-Party Complaint, which contained fourteen causes of action. On July 17, 2016, the Court issued a decision, dismissing half of the Defendants' counterclaims and cross-claims with prejudice. On August 18, 2016, the Defendants filed an Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contained only seven counterclaims and cross-claims. On December 12, 2016, the Defendants appealed the dismissal of three of their counterclaims and cross-claims to the New York Appellate Division, First Department (the “First Department”). On August 29, 2017, the First Department issued a decision denying the Defendants' appeal in its entirety other than allowing one Defendant to proceed with his breach of fiduciary duty counterclaim. On October 27, 2017, the Defendants moved the First Department for leave to appeal its decision to the New York Court of Appeals. On December 28, 2017, the First Department denied the Defendants' motion for leave to appeal to the New York Court of Appeals. On April 24, 2018, the Defendants filed a Second Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contains eight counterclaims and cross-claims. The Defendants are seeking declaratory relief and damages of no less than $60 million, as well as statutory interest.
Discovery is complete. Both the PWP Plaintiffs and the Defendants subsequently moved for summary judgment. As of March 20, 2020, the parties had completed briefing their respective motions for summary judgment. The PWP Plaintiffs moved affirmatively for summary judgment on each of their 14 claims and also moved for dismissal of each of the Defendants' remaining 8 counterclaims and cross-claims. The Defendants moved affirmatively for summary judgment on 4 of their 8 counterclaims and cross-claims and also moved for dismissal of each of the PWP Plaintiffs' 14 claims. The Court held oral argument on the motions for summary judgment on May 27, 2021. The Court has yet to issue a decision on the motions for summary judgment.
We believe that our 14 causes of action are meritorious. Further, we believe that we have meritorious defenses to the Defendants' remaining counterclaims and cross-claims and plan to vigorously contest them. Litigation,

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however, can be uncertain and there can be no assurance that any judgment for one or more of the Defendants or other outcome of the case would not have a material adverse effect on us. Additionally, even if we prevail in the litigation and are awarded damages, we do not know if we will be able to fully collect on any judgment against any or all Defendants.
We are now, and from time to time may in the future be, named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts.

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PWP'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to “PWP,” the “Company,” “we,” “us” or “our” refer to the business of PWP prior to the consummation of the Business Combination and Perella Weinberg Partners following the consummation of the Business Combination.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Summary Historical Financial and Other Information of PWP” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.
This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus.
Executive Overview
We are a leading global independent advisory firm that provides strategic and financial advice to clients across a range of the most active industry sectors and international markets. We provide advisory services to a wide range of clients globally, including large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions.
We were founded in June 2006 with the opening of offices in New York and London, led by a team of ten seasoned advisory partners who previously held senior management positions at large global investment banks. Our mission is helping clients address complex strategic and financial challenges. The foundation of our Company was rooted in a belief, among other considerations, that clients would increasingly seek out deeply experienced advisors who offer independent strategic thinking and who are not burdened by the complicated conflicts that large investment banking institutions may face due to their various businesses. The 2008 global financial crisis reinforced this hypothesis and contributed to the early growth of our firm. Today, we believe that our independence is even more important. For clients and for us independence means freedom from the distractions that dilute strategic thinking and a willingness and candor to share an honest opinion. We believe that our clients choose to engage us because they value our unbiased perspective and expert advice regarding complex financial and strategic matters.
Our business provides services to multiple industry sectors and geographic markets. We believe that our collaborative partnership and integrated approach combining deep industry insights, significant technical, product and transactional expertise, and rigorous work ethic create a significant opportunity for our Company to realize sustainable growth. We seek to advise clients throughout their evolution, with the full range of our advisory capabilities including, among other things, advice related to mission-critical strategic and financial decisions, M&A execution, capital markets advisory, shareholder and defense advisory, capital raising, capital structure and restructuring, specialized underwriting and research services for the energy industry.
Since our inception, we have experienced significant growth in our business, driven by hiring professionals who are highly regarded in their fields of expertise, expanding the scope and geographic reach of our advisory services, deepening and expanding our client relationships and maintaining a firm culture that attracts, develops and retains talented people. In addition to our hiring and internal development of individual professionals, in November 2016, we completed a business combination with TPH, an independent advisory firm, focused on the energy industry. As of June 30, 2021, we serve our clients with 57 advisory partners based in 10 offices, located in five countries around the world.
We generate and recognize revenues when earned, primarily from providing advisory services on transactions that are subject to individually negotiated engagement letters, which set forth our fees.
Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when or as services for a transaction are provided and specified conditions or certain milestones have been achieved, which are often outside of our control. Underwriting revenues are recognized when

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the offering is deemed complete. As a result, revenues and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from year to year and quarter to quarter. The performance of our business depends on the ability of our professionals to build relationships with clients over many years by providing trusted advice and exceptional transaction execution.
On June 24, 2021, Perella Weinberg Partners consummated the Business Combination Agreement whereby (i) FTIV acquired certain partnership interests in PWP OpCo, (ii) PWP OpCo became jointly-owned by Perella Weinberg Partners, Professional Partners and certain existing partners of PWP OpCo, and (iii) PWP OpCo serves as the Company’s operating partnership as part of an umbrella limited partnership C-corporation (Up-C) structure. The Business Combination was structured as a reverse recapitalization. The historical operations of PWP OpCo are deemed to be those of the Company. Thus, the historical consolidated financial statements included in this prospectus reflect (i) the historical operating results of PWP OpCo prior to the Business Combination and (ii) the combined results of the Company following the Business Combination. The Company shareholders are entitled to receive a portion of PWP OpCo’s economics through their ownership interests in shares of Class A common stock of Perella Weinberg Partners, which holds PWP OpCo Class A partnership units (“PWP OpCo Units”). The non-controlling interest owners of PWP OpCo receive a portion of its economics through their ownership of PWP OpCo Units. See Note “Business Combination” and Note “Stockholders’ Equity” in the notes to condensed consolidated financial statements as of June 30, 2021 included elsewhere in this prospectus for additional discussion related to the transaction.
Business Environment and Outlook
Worldwide announced M&A volumes during the first quarter of 2021 increased significantly as compared to the same period in 2020. While the overall level of mergers and acquisitions globally declined in 2020, heavily influenced by the impact of the COVID-19 pandemic, M&A activity began to recover in the third quarter of 2020, accelerated in the fourth quarter of 2020, and continued to reflect a strong performance for the six months ended June 30, 2021.
The level of M&A advisory dialogue remains strong across all our industries and geographies of focus and among our large cap, middle market and sponsor clients. As companies continue to focus on strategic growth and capital deployment, we expect these considerations and the overall business environment will keep activity robust in the medium term.
Although restructuring activity in the first half of 2021 was higher than in the first half of 2020, this level of activity moderated in the first half of 2021 compared to the elevated levels seen throughout most of 2020. Restructuring activity continues to be less active as compared to 2020 and while we expect that this more moderate pace of activity will continue through the year, we believe that the restructuring and liability management opportunity remains significant.
More broadly, our core advisory services benefit from changes which impact our client base and lead them to consider business combinations, acquisitions and divestitures, capital raises and restructurings. These changes can include a broad range of economic factors in global or local markets, technological advancements which alter the competitive landscape, regulatory and political policies, globalization, changing consumer preferences, commodity and financial market movements, among many other factors.
As our team of advisory professionals expands and continues to gain traction, and as we continue to expand our advisory services, we expect our sector-focused global team collaboration will deepen and continue to resonate with clients. We expect to continue to experience growing global demand for independent advice.
Economic and global financial conditions can materially affect our operational and financial performance. See “Risk Factors—Risks Related to Our Business” in this prospectus for a discussion of some of the factors that can affect our performance.

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Results of Operations
The following is a discussion of our results of operations for the respective periods indicated.

	Six Months Ended June 30,			Year Ended December 31,
	2021	2020	2021 vs. 2020	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
	(in thousands)
Revenues	$425,322	$206,997	105%	$518,986	$533,297	$701,989	(3%)	(24%)
Expenses
Compensation and benefits	273,874	144,765	89%	374,332	349,819	477,606	7%	(27%)
Equity-based compensation	13,222	12,364	7%	24,815	193,299	199,052	(87%)	(3%)
Total compensation and benefits	287,096	157,129	83%	399,147	543,118	676,658	(27%)	(20%)
Non-compensation expenses	60,696	74,164	(18%)	134,435	145,298	132,748	(7%)	9%
Total operating expenses	347,792	231,293	50%	533,582	688,416	809,406	(22%)	(15%)
Operating income (loss)	77,530	(24,296)	NM	(14,596)	(155,119)	(107,417)	91%	(44%)
Non-operating income (expenses)
Related party revenues	3,774	4,771	(21%)	9,263	8,810	—	5%	NM
Other income (expense)	(1,328)	2,850	NM	185	108	(634)	71%	117%
Change in fair value of warrant liabilities	948	—	NM	—	—	—	NM	NM
Loss on debt extinguishment	(39,408)	—	NM	—	—	—	NM	NM
Interest expense	(7,464)	(7,970)	6%	(15,741)	(15,395)	(15,164)	(2%)	(2%)
Total non-operating income (expenses)	(43,478)	(349)	NM	(6,293)	(6,477)	(15,798)	3%	59%
Income (loss) before income taxes	34,052	(24,645)	NM	(20,889)	(161,596)	(123,215)	87%	(31%)
Income tax benefit (expense)	(2,545)	(1,544)	(65%)	(3,453)	(2,423)	(2,542)	(43%)	5%
Net income (loss)	$31,507	$(26,189)	NM	$(24,342)	$(164,019)	$(125,757)	85%	(30%)
Revenues

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
		($ in thousands)
Advisory fees	$420,593	$203,700	$511,251	$524,126
Reimbursed expenses(1)	2,799	2,922	6,461	6,729
Co-advisor advisory fees(2)	1,930	375	1,274	2,442
Revenues	$425,322	$206,997	$518,986	$533,297
__________________
(1)Reimbursed expenses include amounts reimbursed by our clients for collection of expenses.
(2)Co-advisor advisory fees include amounts reimbursed by our clients for professional fees pursuant to certain co-advisory engagements incurred on their behalf. Certain of our advisory engagements are structured as co-advisory engagements whereby another company earns fees for providing advisory services to the client as well. In certain of these cases there is a single engagement letter whereby we are principal with the client and then separately contract with the co-advisor.
We operate in a highly competitive environment. Each revenue-generating engagement is separately solicited, awarded and negotiated, and there are limited long-term sources of revenue in the form of recurring retainers.

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Therefore, our fee-paying client engagements are not predictable, and high levels of revenues in one quarter are not necessarily predictive of continued high levels of revenues in future periods. To develop new business, our professionals maintain an active business dialogue with a large number of existing and potential clients. We expect to add new clients each year as our advisory professionals continue to expand their relationships, as we hire senior advisory professionals who bring their client relationships and as we receive introductions from our relationship network of senior executives, board members, attorneys and other third parties. We also lose clients each year as a result of the sale or merger of clients, changes in clients' senior management, competition from other financial services firms and other reasons.
In many cases, revenue is not recognized until the successful completion of an underlying transaction. Complications that may terminate or delay a transaction include failure to agree upon final terms with the counterparty, failure to obtain regulatory consents, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions or unexpected operating or financial problems related to either party to the transaction (or their customer base). While transactions typically close within a 12 month period post-announcement of such transaction, they can occasionally extend longer. Such delays often occur with larger transactions and can contribute to unpredictability in the timing of such revenues. In other circumstances, we often do not receive the same level of advisory fees that would have been received if the transaction had been completed, and in some cases we may receive no advisory fee despite the fact that we may have devoted considerable time and resources to the transaction. Other barriers to the completion of a restructuring transaction specifically may include a lack of anticipated bidders for the assets or securities of our client, the inability of our client to restructure its operations, the absence of court approval in a bankruptcy proceeding, or a failure to reach agreement with a client's creditors. In these circumstances, our advisory fees are generally limited to monthly retainer fees (if any). In the case of bankruptcy engagements, fees are subject to approval by the applicable court. In most cases, even if a transaction is not successfully completed, we are reimbursed for certain out-of-pocket expenses incurred in connection with the engagement.
We do not present our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our holistic approach to client service. For example, (i) a restructuring engagement may evolve to require a sale of all or a portion of the client, (ii) M&A assignments can develop from relationships established on prior restructuring engagements, (iii) capital markets expertise can be instrumental on both M&A and restructuring assignments, and (iv) capital markets revenue can be generated through the provision of capital markets advisory work, capital raising assignments or the issuance of focused equity research services. We dedicate the resources and expertise needed on any given assignment regardless of product lines and focus on achieving the desired outcome for our clients. Such an approach does not lend itself to tracking the type of advisory service offered in each instance.
Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020
Revenues were $425.3 million for the six months ended June 30, 2021 as compared with $207.0 million for the same period in 2020, representing an increase of 105%. The period-over-period growth reflects a significant acceleration of activity across substantially all industry groups, geographies, and product areas, particularly in M&A activity when compared to the decreased M&A activity in the prior year period primarily due to the COVID-19 pandemic. Restructuring activity has begun to moderate from levels experienced in the back half of 2020.
For the six months ended June 30, 2021 and 2020, we earned revenues from 149 and 102 advisory clients, respectively. The number of advisory clients who paid fees equal to or greater than $1.0 million increased to 70 advisory clients for the six months ended June 30, 2021 compared to 44 advisory clients for the six months ended June 30, 2020. The average fee size increased to $2.8 million for the six months ended June 30, 2021 from $1.9 million for the six months ended June 30, 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues were $519.0 million for the year ended December 31, 2020 as compared with $533.3 million for the year ended December 31, 2019, representing a decrease of 3%. The decrease in revenues was primarily driven by a

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decline in mergers and acquisitions activity in the COVID-19 pandemic, offset partially by an increase in capital structure and restructuring activity.
For the years ended December 31, 2020 and 2019, we earned revenues from 175 and 179 advisory clients, respectively. The number of advisory clients who paid fees equal to or greater than $1 million decreased to 99 advisory clients for the year ended December 31, 2020 compared to 100 advisory clients for the year ended December 31, 2019. The average fee size remained unchanged from 2019 to 2020.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Revenues were $533.3 million for the year ended December 31, 2019 compared to $702.0 million for the year ended December 31, 2018, representing a decrease of 24%. The decrease in revenues was primarily driven by the number and average size of fees received on our engagements.
For the years ended December 31, 2019 and 2018, we earned revenues from 179 and 197 advisory clients, respectively. The number of advisory clients who paid fees equal to or greater than $1 million decreased to 100 advisory clients for the year ended December 31, 2019 compared to 105 such advisory clients for the year ended December 31, 2018. Additionally, the average fee size declined approximately 16% to $2.98 million for the year ended December 31, 2018 from $3.56 million for the year ended December 31, 2019. This was largely driven by a stronger M&A environment for the year ended December 31, 2018 and approximately $70 million of revenues from 2016 announced transactions which did not close until 2018. Additionally, this $70 million was from only two fees which also increased the average fee size in 2018.
Operating Expenses
The following table sets forth information relating to our operating expenses:

	Six Months Ended June 30,			Year Ended December 31,
	2021	2020	2021 vs. 2020	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
	($ in thousands)
Expenses
Compensation and benefits	$273,874	$144,765	89%	$374,332	$349,819	$477,606	7%	(27%)
% of revenues	64%	70%		72%	66%	68%
Equity-based compensation	$13,222	$12,364	7%	$24,815	$193,299	$199,052	(87%)	(3%)
% of revenues	3%	6%		5%	36%	28%
Total compensation and benefits	$287,096	$157,129	83%	$399,147	$543,118	$676,658	(27%)	(20%)
% of revenues	68%	76%		77%	102%	96%
Non-compensation expenses	$60,696	$74,164	(18%)	$134,435	$145,298	$132,748	(7%)	9%
% of revenues	14%	36%		26%	27%	19%
Total operating expenses	$347,792	$231,293	50%	$533,582	$688,416	$809,406	(22%)	(15%)
% of revenues	82%	112%		103%	129%	115%
Income (loss) before income taxes	$34,052	$(24,645)	NM	$(20,889)	$(161,596)	$(123,215)	87%	(31%)
% of revenues	8%	(12%)		(4%)	(30%)	(18%)
Our operating expenses are classified as (i) compensation and benefits expenses and equity-based compensation and (ii) non-compensation expenses. Headcount is the primary driver of the level of our operating expenses. Compensation and benefits expenses account for the majority of our operating expenses. Compensation expenses also include expense associated with hiring which has been a significant focus of the Company in all of the historical periods described herein. Non-compensation expenses, which include the costs of professional fees, travel and related expenses, technology and infrastructure, rent and occupancy, depreciation and amortization, and general, administrative and other expenses generally have been less significant in comparison with compensation and benefits expenses.

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Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020
Operating expenses were $347.8 million for the six months ended June 30, 2021 and represented 82% of revenues, compared with $231.3 million for the six months ended June 30, 2020, which represented 112% of revenues. The increase in operating expenses was primarily driven by an increase in compensation and benefits expenses, which were $273.9 million for the six months ended June 30, 2021 compared to $144.8 million for the six months ended June 30, 2020, partially offset by lower non-compensation expenses which were $60.7 million for the six months ended June 30, 2021 compared to $74.2 million for the six months ended June 30, 2020. The increase in compensation and benefits expense was primarily due to a larger bonus accrual associated with the increase in revenue despite a lower compensation margin. The decrease in non-compensation expense was primarily driven by decreased professional fees compared to the prior year period which included the write-off of certain previously deferred offering costs due to the termination of a public company transaction process in May 2020 and decreased travel and entertainment as well as conference and seminars from the COVID-19 pandemic.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Operating expenses were $533.6 million for the year ended December 31, 2020 and represented 103% of revenues, compared with $688.4 million for the year ended December 31, 2019, which represented 129% of revenues. The decrease in operating expenses was primarily driven by equity-based compensation, which was $24.8 million for the year ended December 31, 2020 compared to $193.3 million for the year ended December 31, 2019. This decrease was due to equity-based compensation awards granted by Professional Partners in connection with the TPH Business Combination fully vesting in 2019, which had no economic impact on PWP OpCo. This decrease was partially offset by certain severance expenses incurred in connection with a restructuring in the spring of 2020 and increased bonus compensation, including public company transaction-related incentive compensation. In addition, the decrease in non-compensation expenses was largely due to lower travel and related expenses offset partially by an increase in professional fees. Travel and related expenses decreased by approximately $13.9 million, or 71%, due to the COVID-19 pandemic and related work-from-home policies. Professional fees for the year ended December 31, 2020 were $3.6 million higher than the previous year; however, they included the write off of approximately $14.8 million in previously deferred offering costs as a result of the delay of the Company's pursuit of becoming a public company. This write off was largely offset by lower executive search fees due to the impact of the COVID-19 pandemic as well as lower legal and consulting fees. Legal and consulting fees were lower as a number of projects, including the PWP Separation, were completed in 2019.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Operating expenses were $688.4 million for the year ended December 31, 2019 and represented 129% of revenues, compared to $809.4 million for the year ended December 31, 2018, which represented 115% of revenues. The decrease in operating expenses was primarily driven by compensation and benefits expenses, which were $349.8 million for the year ended December 31, 2019 compared to $477.6 million for the year ended December 31, 2018 as a result of lower bonus accrual on lower revenue. In addition, a decrease in amortization of previously issued equity awards, which was $193.3 million for the year ended December 31, 2019 compared to $199.1 million for the year ended December 31, 2018, contributed to the year over year decrease as certain awards related to the TPH Business Combination were fully vested. Non-compensation expenses increased to $145.3 million for the year ended December 31, 2019 compared to $132.7 million for the year ended December 31, 2018 primarily due to increases in professional fees, technology and infrastructure and rent and occupancy costs. These increases are attributed to headcount growth and costs in preparation to operate as a public company. Additionally, there was an increase in expenses related to certain costs incurred post PWP Separation that were charged back to PWP Capital under the transition services agreement (the “TSA”) and included in related party revenue. The TSA is for a limited transition period. See “Certain Relationships and Related Persons Transactions—PWP Related Party Transactions” for more information.
Compensation and Benefits Expenses
Our compensation and benefits expenses are determined by management based on revenues earned, the competitiveness of the prevailing labor market and anticipated compensation requirements for our employees, the

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level of recruitment of new partners, the amount of compensation expense amortized for equity awards and other relevant factors. Such factors can fluctuate, including headcount, and as a result, our compensation expenses may fluctuate materially in any particular period. Accordingly, the amount of compensation expenses recognized in any particular period may not be consistent with prior periods or indicative of future periods.
Our compensation expenses consist of base salary, benefits, payroll taxes, annual incentive compensation payable as cash bonus awards, deferred compensation awards, profit sharing arrangements and amortization of equity-based compensation awards. Compensation expenses also include signing bonuses and compensation paid pursuant to guarantees for new hires. These amounts have historically been significant. Base salary and benefits are paid ratably throughout the year. Depending on the plan, deferred compensation and profit-sharing awards vest immediately, at future dates, or upon the occurrence of certain events. Cash bonuses, which are accrued each quarter, are discretionary and dependent upon many factors, including the performance of the Company, and are generally paid during the first quarter of each calendar year with respect to prior year performance.
Equity awards are measured at fair value on the grant date and recognized on a straight-line basis over the vesting period. The awards are subject to a service vesting condition, and in some cases a market-based performance vesting condition, and vest ratably on a graded vesting schedule of up to five years. The awards are recorded within equity as they are expensed. A significant portion of compensation and benefits from December 2016 through November 2019 relates to the equity-based compensation awards granted by Professional Partners in connection with the TPH Business Combination, which were fully vested in 2019. The vesting of these Legacy Awards granted prior to the Business Combination and the various Professional Partners awards issued in connection with the Business Combination have no economic impact on, and do not dilute, PWP shareholders relative to Professional Partners. The awards do not change the economic allocations between Professional Partners and PWP shareholders, nor do they change the Professional Partners' interest in PWP OpCo. As a result, all of the compensation expense and corresponding capital contribution associated with the Professional Partners Awards is allocated to non-controlling interests on the condensed consolidated statements of operations and condensed consolidated statements of financial condition as of and for the period ended June 30, 2021.
Beginning in the third quarter of 2021, the Company began granting incentive compensation awards in accordance with the Perella Weinberg Partners 2021 Omnibus Incentive Plan (the “PWP Incentive Plan”). The Company intends to use newly issued shares of PWP Class A common stock to satisfy vested awards under the plan. The vesting of these awards will be recorded as equity-based compensation expense at PWP OpCo for GAAP accounting purposes. Due to the accounting for this equity-based compensation expense, we may experience operating losses in future periods.
We intend to compensate our personnel competitively in order to continue building our business and growing our firm.
Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020
For the six months ended June 30, 2021, compensation-related expenses of $287.1 million represented 68% of revenues, compared with $157.1 million of compensation-related expenses, which represented 76% of revenues for the six months ended June 30, 2020. Included in total compensation-related expense was $13.2 million and $12.4 million amortization of equity awards for the six months ended June 30, 2021 and 2020, respectively. The increase in total compensation and benefit expenses was due to a larger bonus accrual associated with the increase in revenue despite a lower compensation margin when compared to the same period in 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
For the year ended December 31, 2020, total compensation-related expenses of $399.1 million represented 77% of revenues, compared with $543.1 million of compensation-related expenses, which represented 102% of revenues for the year ended December 31, 2019. Included in total compensation-related expense was $24.8 million and $193.3 million amortization of equity awards for the years ended December 31, 2020 and 2019, respectively. The decrease in compensation expenses was due to equity-based compensation awards granted by Professional Partners in connection with the TPH Business Combination fully vesting in 2019, which had no economic impact on PWP OpCo. This decrease was offset in part by certain severance expenses incurred in connection with a restructuring in

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the spring of 2020 and increased bonus compensation, including public company transaction-related incentive compensation.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
For the year ended December 31, 2019, total compensation-related expenses of $543.1 million represented 102% of revenues, compared to $676.7 million of compensation-related expenses, which represented 96% of revenues for the year ended December 31, 2018. Included in total compensation-related expense was $193.3 million and $199.1 million amortization of equity awards for the years ended December 31, 2019 and 2018, respectively. The decrease in compensation expenses was primarily driven by lower bonus accrual on lower revenue in the year ended December 31, 2019 compared to the same prior year period.
Non-Compensation Expenses
Our non-compensation expenses include the costs of professional fees, travel and related expenses, technology and infrastructure, rent and occupancy, depreciation and amortization and general, administrative and other expenses including certain co-advisory fees and expenses reimbursed by our clients. Any expenses reimbursed by clients and the co-advisory fees are also presented within revenues on our historical consolidated statements of operations.
Historically, our non-compensation expenses associated with business development have increased as we have increased our headcount. These costs include non-compensation support costs such as travel and related expenses. Growth in our headcount has increased rent and occupancy expenses while geographic expansion has increased regulatory expenses. This trend may continue as we expand into new sectors, geographies and products to serve our clients' growing needs, domestically and internationally.
Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020
For the six months ended June 30, 2021, non-compensation expenses of $60.7 million represented 14% of revenues, compared with $74.2 million, which represented 36% of revenues, for the six months ended June 30, 2020. The decrease in non-compensation expense was primarily driven by a $10.4 million decrease in professional fees. This reduction is largely due to elevated professional fees during the six months ended June 30, 2021 as previously deferred offering costs of $14.8 million were expensed due to the termination of a public company transaction process in May 2020. Excluding this write-off, professional fees during the six months ended June 30, 2021, increased $4.4 million, including $2.9 million of transaction-related expenses as well as increased consulting expenses and recruiting expenses. The decrease in non-compensation expense was also due to a $2.7 million decrease in travel and related expenses as a result of the COVID-19 pandemic.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
For the year ended December 31, 2020, non-compensation expenses of $134.4 million represented 26% of revenues, compared with $145.3 million, which represented 27% of revenues, for the year ended December 31, 2019. The decrease in non-compensation expenses was largely due to lower travel and related expenses offset partially by an increase in professional fees. Travel and related expenses decreased by approximately $13.9 million, or 71%, due to the COVID-19 pandemic and related work-from-home policies. Professional fees for the year ended December 31, 2020 were $3.6 million higher than the previous year; however, they included the write-off of approximately $14.8 million in previously deferred offering costs as a result of the delay of the Company's pursuit of becoming a public company. This write-off was largely offset by lower executive search fees due to the impact of the COVID-19 pandemic as well as lower legal and consulting fees. Legal and consulting fees were lower as a number of projects, including the PWP Separation, were completed in 2019.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
For the year ended December 31, 2019, non-compensation expenses of $145.3 million represented 27% of revenues, compared to $132.7 million, which represented 19% of revenues, for the year ended December 31, 2018. The increase in non-compensation expense was primarily due to increased rent and occupancy and technology and infrastructure costs. Rent and occupancy increased as a result of changes related to the Paris and Chicago office

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
lease and the start of the Munich office lease, as well as a change in the allocation methodology of the New York and Houston office leases of which a portion of each was subleased to PWP Capital after the PWP Separation. Prior to the PWP Separation, such portion had been allocated to PWP Capital on the combined company's books and records, but following the PWP Separation, such portion is subleased to PWP Capital. The gross amount of such sublease cost is included in non-compensation expenses beginning from the date of the PWP Separation. Technology and infrastructure increased due to higher software expenses including costs for new services and higher market data costs. Additionally, professional fees were slightly higher due to an increase in legal fees such as those related to the litigation matter as discussed under “Business—Legal Proceedings,” increased recruiting fees for new senior level hires, and legal and consulting costs in preparation to operate as a public company offset by a decrease in co-advisory fees. Increased expenses related to the TSA were approximately $4.5 million for the year ended December 31, 2019 and were invoiced to PWP Capital with the offsetting revenue included in related party revenue on the historical consolidated statements of operations and comprehensive loss. In connection with the PWP Separation, reorganization and proposed initial public offering, the Company incurred offering costs of $2.2 million during the year ended December 31, 2019 which were being deferred within prepaid expenses and other assets on the consolidated statement of financial condition and were expected to be netted against the proceeds of the proposed initial public offering. These offering costs were subsequently written off in May 2020 and included in non-compensation expense.
Non-Operating Income (Expenses)
Non-operating income (expenses) includes the impact of income and expense items that we consider to be non-operational in nature, including related party income, interest expense, change in the fair value of warrant liabilities, loss on debt extinguishment and other income (expense). For the three and six months ended June 30, 2021, the most significant component and change from the prior year periods was the $39.4 million loss on debt extinguishment which was related to the redemption of the $150.0 million aggregate principal of the Convertible Notes concurrent with the Business Combination. The loss is composed of the $10.9 million premium and $28.5 million of unamortized debt discount and issuance costs.
Income Tax Benefit (Expense)
Prior to the Business Combination, the Company operated as a partnership, and therefore, was generally not subject to U.S. federal and state corporate income taxes. Subsequent to the Business Combination, PWP is a corporation and is subject to U.S. federal and state corporate income taxes on its proportionate share of taxable income generated by the operating partnership, PWP OpCo, as well as any standalone income (or loss) generated at the PWP parent-entity level.
The Company's income tax provision and the corresponding annual effective tax rate are based on projected GAAP income and the currently enacted statutory tax rates in the various jurisdictions in which the Company operates. For interim reporting, the Company estimates the annual effective tax rate based on projected income for the full year and records a quarterly tax provision in accordance with the annual effective tax rate.
The Company's effective tax rate is dependent on many factors, including the estimated amount of income subject to tax. Consequently, the effective tax rate can vary from period to period. The Company's overall effective tax rate in each of the periods described above varies from the U.S. federal statutory rate primarily because (i) the Company was not subject to U.S. federal corporate income taxes prior to the Business Combination, (ii) a portion of equity-based compensation expense is non-deductible, both prior to the Business Combination and for the subsequent period and (iii) a portion of the Company's income is allocated to non-controlling interests held in PWP OpCo in which the majority of any tax liability on such income is borne by the holders of such non-controlling interests and reported outside of the historical consolidated financial statements.
Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020
The Company's income tax expense and effective tax rate were $2.5 million and 7.47%, respectively, for the six months ended June 30, 2021, compared to income tax expense and effective tax rate of $1.5 million and (6.26%), respectively, for the six months ended June 30, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The Company's income tax expense and effective tax rate were ($3.5) million and (16.5%), respectively, for the year ended December 31, 2020 compared to income tax expense and effective tax rate of ($2.4) million and (1.5%), respectively, for the year ended December 31, 2019.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The Company's income tax expense and effective tax rate were ($2.4) million and (1.5%), respectively, for the year ended December 31, 2019 compared to income tax benefit and effective tax rate of ($2.5) million and (2.1%), respectively, for the year ended December 31, 2018. The Company is treated as a Partnership for U.S. federal and state income tax purposes, with certain exceptions. TPH Canada, PWP France and PWP Germany are treated as corporations in their respective foreign jurisdictions. For the nine months ended September 30, 2019 and the years ended December 31, 2018 and 2017, TPH Securities was treated as a C corporation for federal, state and local income tax purposes. As of October 1, 2019, TPH Securities converted to a Texas limited liability company and is now treated as a disregarded entity for federal, state and local income tax purposes. The limited partners of the Company are individually liable for taxes on their distributable share of the Company's taxable income or loss.
Liquidity and Capital Resources
We regularly monitor our liquidity position, including cash and cash equivalents, working capital assets and liabilities, commitments and other liquidity requirements. Our primary sources of liquidity are our cash balances and net cash generated from operations.
Our current assets are primarily composed of cash, short-term liquid investments, receivables related to fees earned from providing advisory services and due from related parties. Our current liabilities are primarily composed of accounts payable, accrued expenses, accrued and deferred employee compensation and due to related parties. Due from related parties includes cash funded by the Company to the firm's asset management business for periods prior to the PWP Separation, and it includes amounts due from PWP Capital for periods after the PWP Separation. We pay a significant portion of our annual incentive compensation, in the form of cash bonuses, during the first quarter of each calendar year with respect to the prior year's results. When applicable, we have also made distributions primarily in the first quarter of each year in respect of the prior year's operating results. Therefore, levels of cash generally decline during the first quarter of each year after our annual incentive compensation has been paid to our employees. Cash then typically builds over the remainder of the year. The Company made partner tax distributions of $47.4 million and $9.4 million during the six months ended June 30, 2021 and 2020, respectively and going forward will make quarterly partner tax distributions as required under the partnership agreement of PWP OpCo. Additionally, as a public company, we intend to pay dividends throughout the year and may consider share repurchases as well.
We evaluate our cash needs on a regular basis in light of current market conditions. Cash and cash equivalents include short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. The Company had no cash equivalents as of June 30, 2021 and December 31, 2020. As of June 30, 2021 and December 31, 2020, the Company had cash balances of $349.7 million and $329.1 million, respectively, maintained in U.S. and non-U.S. bank accounts, of which most bank account balances exceeded the U.S. Federal Deposit Insurance Corporation (“FDIC”) and U.K. Financial Services Compensation Scheme (“FSCS”) coverage limits.
Our liquidity is highly dependent upon cash receipts from clients, which generally require the successful completion of transactions. Accounts receivable generally have net terms of 30 days. Accounts receivable was $85.1 million, with $1.1 million of allowance for credit losses balance as of June 30, 2021. Accounts receivable was $40.8 million, with $1.0 million of allowance for credit losses balance as of December 31, 2020.
On November 30, 2016 and in connection with the TPH Business Combination, the Company entered into a credit agreement with Cadence Bank, N.A. (“Cadence”) dated November 30, 2016 (the “Credit Agreement”), through which the Company borrowed an aggregate $50.0 million (the “Senior Term Loan”). On December 11, 2018, the Credit Agreement was amended and restated to change the Senior Term Loan into a revolving credit

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
facility (the “Revolving Credit Facility”) in order to pay in full the outstanding Senior Term Loan plus outstanding interest, fees and expenses related thereto and provide for the future working capital needs and other general corporate purposes of Group LP and its subsidiaries. The Revolving Credit Facility provides for a total available line of $50 million, as set forth in our historical consolidated financial statements included elsewhere in this prospectus.
The Senior Term Loan, modified to become the Revolving Credit Facility and as amended in connection with the Closing, is due on July 1, 2025. During the fiscal year ended December 31, 2017, the Company made scheduled principal payments on the Senior Term Loan of $7.9 million, as well as a principal prepayment on the Senior Term Loan of $14.5 million, which reduced the future scheduled principal payments of the Senior Term Loan. No principal payments were made during the year ended December 31, 2018. Under the terms of the Revolving Credit Facility, the Company may make prepayments of the outstanding principal balance, but any outstanding principal balance is due July 1, 2025. During the year ended December 31, 2019, the Company made draws of $20 million and repayments of $10 million on the Revolving Credit Facility. During the year ended December 31, 2020, the Company made draws of $22 million and repayments of $32 million on the Revolving Credit Facility. During the six months ended June 30, 2021, the Company made no draws or repayments on the Revolving Credit Facility.
Prior to the Closing, borrowings under the Revolving Credit Facility bore interest, at Group LP's option, at either the LIBOR, or a comparable or successor rate, plus an applicable margin of 2.50% to 3.00% or at a base rate equal to the highest of (1) the federal funds rate plus 0.50%, (2) Cadence's prime rate and (3) LIBOR, or a comparable or successor rate, plus 1.00% (“Base Rate”), in each case, plus an applicable margin of between 1.50% and 2.00% depending on PWP OpCo's leverage ratio from time to time. On December 11, 2018, Group LP borrowed $27.7 million of the Revolving Credit Facility to pay the outstanding Senior Term Loan plus outstanding interest, fees and expenses related thereto.
Upon consummation of the Business Combination, the Company repaid all of the outstanding borrowings under the Credit Agreement, which included $27.7 million principal amount plus accrued and unpaid interest. For further information on the Convertible Notes, the Credit Agreement, the Revolving Credit Facility and the Senior Term Loan, refer to the Note “Debt” of our historical consolidated financial statements included elsewhere in this prospectus.
The Revolving Credit Facility remains outstanding post-transaction and was amended on November 11, 2020 to extend the maturity date from December 31, 2021 to April 1, 2022 and was further amended on December 28, 2020 to permit the transactions contemplated by the Business Combination. Additionally, the Revolving Credit Facility was amended on June 15, 2021 in connection with the Closing to implement the following changes, among other things:
•the maturity was extended to July 1, 2025;
•interest accrues at LIBOR plus a fixed rate of 2.00% per annum (with a 0.25% LIBOR floor) with an alternate base rate option equal to Cadence's prime rate minus 1.00% (with a 3.25% floor), and the two-month interest period option is no longer available;
•the unused commitment fee accrues at a rate of 0.25% per annum;
•up to $15,000,000 of the Revolving Credit Facility may be used for the issuance of letters of credit, subject to a 1.00% per annum fee on outstanding letters of credit;
•certain modifications to the affirmative and negative covenants, including: (1) the debt service coverage ratio is reset at 1.50x (after taking into account the repayment of the convertible notes) and all deductions from EBITDA were removed from the numerator of the ratio; (2) the maximum consolidated leverage ratio decreased to 1.75x; (3) minimum liquidity requirement was reset at $50,000,000 for any period of five consecutive business days (after taking into account an expanded liquidity definition that includes the unused amount of the Revolving Credit Facility between February 1 and June 1 of any calendar year); and (4) the removal of certain negative covenants, the increase in certain baskets and the provision for certain additional exceptions; and

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PURSUANT TO 17 C.F.R. §200.83
•up to $20,000,000 of incremental revolving commitments may be incurred under the Revolving Credit Facility.
We believe that the cash we retain post-transaction and the cash generated from operations will be sufficient to meet our operating needs and commitments for the next twelve months.
Regulatory Capital
We actively monitor our regulatory capital base. Our principal subsidiaries are subject to regulatory requirements in their respective jurisdictions to ensure general financial soundness and liquidity. This requires, among other things, that we comply with certain minimum capital requirements, record-keeping, reporting procedures, experience and training requirements for employees and certain other requirements and procedures. These regulatory requirements may restrict the flow of funds to and from affiliates. Refer to the Note “Regulatory Requirements” of our historical consolidated financial statements included elsewhere in this prospectus for further information. These regulations differ in the United States, United Kingdom, Canada, France and other countries in which we operate a registered broker-dealer or regionally similar construct. The license or regulatory framework under which we operate in each such country is meant to comply with applicable laws and regulations to conduct an advisory business. We believe that we provide each of our subsidiaries with sufficient capital and liquidity, consistent with their business and regulatory requirements to effectively operate in each jurisdiction.
Exchange Rights
In accordance with the PWP OpCo LPA, PWP OpCo unitholders (other than the Company) may exchange these units for (i) shares of Class A common stock on a one-for-one basis or (ii) cash from an offering of shares of Class A common stock with the form of consideration determined by the Company.
The PWP OpCo LPA contains restrictions on the ability to exchange PWP OpCo class A partnership units for shares of Class A common stock or cash from an offering of shares of Class A common stock, for the following periods: (i) PWP OpCo class A partnership units held by Professional Partners will be subject to a restriction for time periods that are fully back-to-back with the lock-up periods contemplated in the amended and restated limited partnership agreement of Professional Partners (generally speaking, such lock-up periods (a) for former working partners, will be 180 days after Closing; and (b) for working partners, will be between three to five years after the Closing), (ii) PWP OpCo class A partnership units held by ILPs existing at the time of the Business Combination will be subject to such restriction for 180 days after the Closing, and (iii) any other outstanding PWP OpCo class A partnership units not previously covered by clauses (i) and (ii) above will be subject to such restriction for a period of at least twelve months following the date on which such PWP OpCo class A partnership units were acquired. PWP GP may waive the foregoing restrictions for any single holder with respect to all or a portion of such holder's units, with no obligation to do so for any other holder. See “Business Combination—Related Agreements—PWP OpCo Limited Partnership Agreement”.
Sponsor Share Surrender and Share Restriction Agreement
Concurrent with the Business Combination Agreement, FTIV, PWP OpCo and certain other parties entered into the Sponsor Share Surrender and Share Restriction Agreement with the Sponsor, which was amended on May 4, 2021. Pursuant to this agreement, if, prior to the fourth anniversary of the Closing, the closing share price is greater than $12.00 per share or $15.00 per share for any 20 trading days out of 30 consecutive trading days (each a “Trigger Date”), then, during the 15 day period following such Trigger Date, the Company shall have the right to purchase from the Sponsor up to an aggregate of 1,000,000 Founder Shares per Trigger Date for a purchase price of $12.00 per share or $15.00 per share, respectively, by providing written notice of such repurchase election to the Sponsor.
On August 9, 2021, the Company repurchased 1,000,000 Founder Shares from the Sponsor at $12.00 per share for a total purchase price of $12.0 million.

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PURSUANT TO 17 C.F.R. §200.83
Non-GAAP Financial Measures
In addition to financial measures presented in accordance with GAAP, we monitor Adjusted total compensation and benefits, Adjusted non-compensation expense, Adjusted operating income (loss), Adjusted income (loss) before taxes and Adjusted net income (loss), each of which is a non-GAAP measure, to manage our business, make planning decisions, evaluate our performance and allocate resources.
We believe that these non-GAAP financial measures are key financial indicators of our business performance over the long term and provide useful information regarding whether cash provided by operating activities is sufficient to maintain and grow our business. We believe that the methodology for determining these non-GAAP financial measures can provide useful supplemental information to help investors better understand the economics of our platform.
These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, including total compensation and benefits, non-compensation expense, operating income (loss), income (loss) before taxes and net income (loss). These non-GAAP financial measures are not universally consistent calculations, limiting their usefulness as comparative measures. Other companies may calculate similarly titled financial measures differently. Additionally, these non-GAAP financial measures are not measurements of financial performance or liquidity under GAAP. In order to facilitate a clear understanding of our consolidated historical operating results, you should examine our non-GAAP financial measures in conjunction with our historical consolidated financial statements and notes thereto included elsewhere in this prospectus.
Management compensates for the inherent limitations associated with using these non-GAAP financial measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, which are found in “Summary Historical Financial and Other Information of PWP.”
Cash Flows
Our operating cash flows are primarily influenced by the amount and timing of receipt of advisory fees, which generally have net terms of 30 days, and the payment of operating expenses, including payments of incentive compensation to our employees. We pay a significant portion of incentive compensation during the first quarter of each calendar year with respect to the prior year's results. Our investing and financing cash flows are primarily influenced by debt payments and distributions to partners, and in the six months ended June 30, 2021, the proceeds and distributions related to the Business Combination.

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A summary of our operating, investing and financing cash flows is as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)
Cash Provided By (Used In)
Operating Activities
Net income (loss)	$31,507	$(26,189)	$(24,342)	$(164,019)	$(125,757)
Non-cash charges and other operating activity adjustments	69,765	30,300	64,389	229,122	218,986
Other operating activities	(73,443)	(112,510)	45,860	(171,210)	177,648
Total operating activities	27,829	(108,399)	85,907	(106,107)	270,877
Investing Activities	(1,429)	(4,104)	(5,522)	(7,267)	(2,780)
Financing Activities	(6,459)	2,570	(21,989)	(30,213)	(24,541)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	668	(3,130)	5,930	1,638	(4,273)
Net increase (decrease) in cash, cash equivalents and restricted cash	20,609	(113,063)	64,326	(141,949)	239,283
Cash, cash equivalents and restricted cash, beginning of period	330,908	266,582	266,582	408,531	169,248
Cash, cash equivalents and restricted cash, end of period	$351,517	$153,519	$330,908	$266,582	$408,531
Six Months Ended June 30, 2021
Cash and restricted cash were $351.5 million as of June 30, 2021, an increase of $20.6 million from $330.9 million as of December 31, 2020. Operating activities resulted in a net inflow of $27.8 million largely attributable to net income generated during the six months ended June 30, 2021, partially offset by changes in working capital. Net income included $30.4 million of non-cash charges as well as a $39.4 million loss on debt extinguishment related to the redemption of the Convertible Notes concurrent with the Business Combination. Investing activities resulted in a net outflow of $1.4 million attributable to the Company's deconsolidation in PFAC Holdings and the purchases of fixed assets. Financing activities resulted in a net outflow of $6.5 million primarily related to the transactions associated with the Business Combination, the payoff of all outstanding debt and tax distributions to partners.
Six Months Ended June 30, 2020
Cash and restricted cash were $153.5 million as of June 30, 2020. Operating activities resulted in a net outflow of $108.4 million attributable to changes in working capital and net loss incurred during the six months ended June 30, 2020, both partially offset by non-cash operating charges. Investing activities resulted in a net outflow of $4.1 million primarily attributable to purchases of fixed assets. Financing activities resulted in a net inflow of $2.6 million primarily related to draw downs and principal payments on the Revolving Credit Facility and distributions to partners.
Year Ended December 31, 2020
Cash and restricted cash were $330.9 million as of December 31, 2020, an increase of $64.3 million from $266.6 million as of December 31, 2019. Net cash provided by operating activities was $85.9 million. While the Company reported a net loss of $24.3 million for the year, this net loss included $64.4 million of non-cash charges, largely comprised of equity-based compensation and depreciation and amortization and non-cash operating lease expense. Accounts receivable balances (which includes accrued revenue) decreased by $27.5 million due to a reduction in revenue, combined with timing of collections. Accrued compensation and benefits increased by $19.3 million primarily for discretionary bonuses that are paid annually. Discretionary bonus compensation is correlated with the Company's annual revenue and as such will vary period to period. While revenue decreased for the year ended December 31, 2020 compared to December 31, 2019, discretionary bonus compensation increased, as a

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percentage of revenue, and included public company transaction-related incentive compensation and certain severance expenses incurred in connection with a restructuring in the spring of 2020. Investing activities resulted in a net outflow of $5.5 million attributable to purchases of fixed assets. Financing activities resulted in a net outflow of $22.0 million largely as a result of a net $10.0 million paydown of the Revolving Credit Facility and distributions to limited partners of PWP OpCo of $12.0 million.
Year Ended December 31, 2019
Cash and restricted cash were $266.6 million as of December 31, 2019, a decrease of $141.9 million from $408.5 million as of December 31, 2018. The Company reported a net loss of $164.0 million for the year, which included $229.1 million of non-cash charges, largely composed of the equity-based compensation. This was offset by a decrease in accrued compensation and benefits of $148.4 million stemming from lower bonus accrual compared to the prior year due to the decrease in revenue from December 31, 2018 to 2019. Discretionary bonus compensation is correlated with the Company's annual revenue and as such will vary period to period. Investing activities resulted in a net outflow of $7.3 million primarily attributable to purchases of fixed assets. Financing activities resulted in a net outflow of $30.2 million largely as a result of $38.4 million of distributions to limited partners of PWP OpCo, partially offset by $10.0 million net proceeds of the Revolving Credit Facility.
Year Ended December 31, 2018
Cash and restricted cash were $408.5 million as of December 31, 2018, an increase of $239.3 million from $169.2 million as of December 31, 2017. While the Company reported a net loss of $125.8 million for the year, this net loss included $219.0 million of non-cash charges, largely composed of the equity-based compensation as well as an increase in accrued compensation and benefits of $175.4 million resulting from higher bonuses compared to the prior year. These operating results were partially offset by other working capital needs resulting in a net inflow to cash of $270.9 million. Investing activities resulted in a net outflow of $2.8 million primarily attributable to purchases of fixed assets. Financing activities resulted in a net outflow of $24.5 million as a result of the net change in limited partners' capital.
Commitments and Contingencies
Contractual Obligations
We have various non-cancelable operating leases in connection with the leases of our office spaces and equipment. The related lease agreements, which range from non-cancelable to month-to-month terms, generally provide for fixed monthly rentals and can also include renewal options. See the Note “Leases” in the notes to our historical consolidated financial statements included elsewhere in this prospectus for further information.
In addition, PWP OpCo sponsors certain deferred compensation arrangements whereby portions of compensation related to employees (including Working Partners) providing services to the Company are deferred and paid in later periods. The deferred compensation amounts are charged to expenses over the period that each employee (including Working Partners) is required to provide services in order to vest in the payment. Refer to the Notes “Compensation and Benefits” and “Other Compensation and Benefits” in our historical consolidated financial statements included elsewhere in this prospectus for further information.
Guarantees
PWP OpCo has also unconditionally guaranteed, through a wholly owned subsidiary, certain Limited Partners' loans with First Republic Bank (the “Program Lender”), whereby PWP OpCo will pay the Program Lender upon the occurrence of a default event. Refer to “Certain Relationships and Related Persons Transactions—PWP Related Party Transactions—Transactions with our Directors, Executive Officers and 5% Holders” below and the Note “Commitments and Contingencies” of our historical consolidated financial statements included elsewhere in this prospectus for further information.

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Tax Receivable Agreement
In connection with the Business Combination, the Company entered into a Tax Receivable Agreement with ILPs, Professional Partners and certain other persons under which the Company agreed to payments of 85% of the amount of savings, if any, that the Company realizes in U.S. federal, state, local and foreign income taxes as a result of (i) the Business Combination and related transactions, (ii) our acquisition of PWP OpCo Class A partnership units with the proceeds of this offering, (iii) exchanges of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (iv) payments made under the Tax Receivable Agreement.
Off-Balance Sheet Arrangements
We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any activities that expose us to any liability that is not reflected in our historical consolidated financial statements except for those described under “—Commitments and Contingencies” above.
Market Risk and Credit Risk
Our business is not capital-intensive and we do not invest in derivative instruments. We are not subject to significant market risk (including interest rate risk, foreign currency exchange rate risk and commodity price risk) or significant credit risk.
Risks Related to Cash and Cash Equivalents
Our cash and cash equivalents include any short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. Cash is maintained in U.S. and non-U.S. bank accounts. Most U.S. and U.K. account balances exceed the FDIC and FSCS coverage limits. We believe our cash and cash equivalents are not subject to any material interest rate risk, equity price risk, credit risk or other market risk.
Credit Risk
We regularly review our accounts receivable and allowance for credit losses by considering factors such as historical experience, credit quality, age of the accounts receivable, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company. We maintain an allowance for credit losses that, in our opinion, provides for an adequate reserve to cover current expected credit losses. See “—Critical Accounting Policies—Accounts Receivable and Allowance for Credit Losses.”
Exchange Rate Risk
The Company is exposed to exchange rate risk as a result of entering into transactions that are not denominated in the functional currency of its operating subsidiaries, as well as having foreign subsidiaries with non-U.S. dollar functional currencies. For the six months ended June 30, 2021 and 2020, the net impact of non-functional currency-related transaction gains and losses recorded in other income (expense) on our condensed consolidated statements of operations was a $1.8 million loss and a $2.7 million gain, respectively. For the years ended December 31, 2020, 2019, and 2018, the net impact of non-functional currency-related transaction gains and losses recorded in other income (expense) on our consolidated statements of operations and comprehensive loss was a $0.2 million loss, $0.9 million loss, and $1.3 million loss, respectively. In addition, the reported amounts in our historical consolidated financial statements may be affected by movements in the rate of exchange between the pound sterling, Euro and Canadian dollar, and our reporting currency, the U.S. dollar, resulting in translation gains and losses. For the six months ended June 30, 2021 and 2020, the net impact of the fluctuation of foreign currencies recorded in foreign currency translation gain (loss) within our condensed consolidated statements of operations was a $0.5 million gain and $2.5 million loss, respectively. For the years ended December 31, 2020, 2019, and 2018, the net impact of the fluctuation of foreign currencies recorded in foreign currency translation gain (loss) within our consolidated statements of operations and comprehensive loss was a $3.5 million gain, $0.8 million gain, and $1.6 million loss, respectively. We have not entered into any transactions to hedge our exposure to these foreign currency fluctuations using derivative instruments or other methods, but may do so if we deem appropriate in the future.

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As of June 30, 2021, we held balances of $48.0 million of non-U.S. dollar denominated currencies, composed of pound sterling, the Euro, and Canadian dollars.
Critical Accounting Policies
We believe that the critical accounting policies included below represent those that are most important to the presentation of our financial condition and results of operations and require management's most difficult, subjective and complex judgment.
The preparation of our historical consolidated financial statements and related disclosures in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our historical consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period for which they are determined to be necessary.
Revenue and Expense Recognition
The services provided under contracts with customers include transaction-related advisory services, fairness opinion services, research and trading services, and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. Additionally, the Company is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer. These fees and related reimbursements are recorded when incurred to the relevant expense item and Revenues, respectively, in the consolidated statements of operations and comprehensive income (loss).
The Company recognizes revenue when or as its performance obligations are fulfilled. The majority of the Company's advisory revenue are recognized over time. However, certain performance obligations may be recognized at a point in time if the performance obligation represents a singular objective that does not transfer any notable value until formally completed, such as when issuing fairness opinions. The Company provides its advisory services on an ongoing basis, which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Company's clients continuously benefit from its counsel as the Company is providing financial and strategic advice throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits.
Although the Company's transaction-related advisory services meet the criteria for over time revenue recognition, the fee structures often involve an “all or nothing” consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Company's influence, such as third-party negotiations, court approval, and shareholder votes. Accordingly, a large portion of the fees associated with these services is constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period.
In some cases, a portion of the variable fees may be deferred based on the services remaining to be completed, if any (e.g., when announcement fees are earned but additional services are expected to be provided until the transaction closes). The determination of when and to what extent to recognize variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone. Fixed fees specified in the Company's contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed.
The Company, through a multitude of work products, provides research on the energy industry and related equity and commodity markets and also produces research on topical issues within the energy sector. The Company's research clients continuously benefit from the research provided throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits. Because fees received for research

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services, and any associated trading services, are typically at the complete discretion of the customer and are based on the value the customer perceives in the research services provided, the entire transaction price associated with such services is variable. Accordingly, because of the broad range of possible outcomes and the inability to predict the value the customer will ascribe to such services, the Company fully constrains the revenue associated with research services, and any associated trading services, until the uncertainty associated with the variable consideration is subsequently resolved, which is typically upon the earlier of receiving an invoice request from the client or receiving payment from the client.
Revenue associated with underwriting services includes management fees, selling concessions and underwriting fees attributable to public and private offerings of equity and debt securities. The nature of the Company's underwriting services is raising capital on behalf of an issuer and therefore is typically accounted for as a single performance obligation. A separate performance obligation is identified in instances in which the contract with the customer includes an over-allotment option. The Company's underwriting services generally do not meet any of the requirements for revenue to be recognized over time and, therefore, the Company typically recognizes underwriting revenue on the pricing date of the offering, which is when the Company receives the pricing wire communication from the lead underwriter detailing the underwriting fees to which the Company is entitled. Similarly, the performance obligation associated with the over-allotment is satisfied at the point in time at which the option is exercised.
The Company's role in underwriting commitments is usually as a co-manager or bookrunner, rather than as the lead underwriter. Accordingly, the Company estimates its share of transaction-related expenses incurred by the underwriting syndicate on the pricing date of the offering and presents these expenses gross within Travel and related expenses in the consolidated statements of operations and comprehensive income (loss). Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.
Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services and are typically expensed as incurred as these costs are related to performance obligations that are satisfied over time. The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The Company records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g., receipt of certain announcement, retainer or upfront fees before the performance obligation has been fully satisfied).
Accounts Receivable and Allowance for Credit Losses
Accounts receivable are presented net of allowance for credit losses based on the Company's assessment of the collectability of customer accounts. The Company maintains an allowance for credit losses account that, in management's opinion, provides for an adequate reserve to cover estimated losses on accounts receivable. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's historical credit loss experience of its client receivables and taking into consideration current market conditions and supportable forecasts that affect the collectability of the reported amount. The Company also regularly reviews the age of the receivables, credit worthiness of the customer and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company and as a result may recognize a specific credit loss reserve. Accounts receivable also includes accrued revenue which represents amounts due from customers and recognized as revenue in accordance with the Company's revenue recognition polices, but unbilled as of the date of the consolidated financial statements.
On January 1, 2020, the Company adopted ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments under the modified retrospective approach. This new standard replaces the incurred loss impairment methodology for financial instruments with the current expected credit loss (“CECL”) model which requires an estimate of future credit losses.

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Equity-Based Compensation
The Company accounts for equity-based compensation awards granted by Professional Partners by expensing the estimated grant date fair value of the award on a straight-line basis over the requisite service period. The Company accounts for forfeitures on share-based compensation arrangements as they occur. For awards with service-only conditions that have a graded vesting schedule, the Company recognizes the compensation cost for the entire award on a straight-line basis over the requisite service period, ensuring that the amount recognized is at least equal to the vested portion of the award at each reporting date.
Income Taxes
Prior to the Business Combination, PWP operated as a partnership, and therefore, was generally not subject to U.S. federal and state corporate income taxes. Subsequent to the Business Combination, PWP is a corporation and is subject to U.S. federal and state corporate income taxes on its proportionate share of taxable income generated by the operating partnership, PWP OpCo, as well as any standalone income (or loss) generated at the PWP parent-entity level. PWP OpCo is treated as a partnership, and as a result, taxable income (or loss) generated by PWP OpCo flows through to its limited partners, including PWP, and is generally not subject to U.S. federal or state income tax at the partnership level. The Company primarily conducts business through disregarded entities held by PWP OpCo, as well as non-U.S. subsidiaries which generally operate as corporate entities in various non-U.S. jurisdictions. Certain non-U.S. subsidiaries are subject to income taxes in their respective local jurisdictions, and therefore, the related income tax provision is reported in the historical consolidated statements of operations.
Taxes are accounted for using the asset and liability method of accounting pursuant to ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases, using tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on the amount, timing and character of the Company’s future taxable income. When evaluating the realizability of deferred tax assets, all evidence – both positive and negative – is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies.
The Company analyzes its tax positions for all U.S. federal, state and local tax jurisdictions where it is required to file income tax returns in accordance with the provisions of ASC 740. This standard establishes consistent thresholds for recognizing the benefits of tax return positions in the financial statements as more-likely-than-not to be sustained by the relevant taxing authority upon audit. This standard requires a two-step process in which (i) determination is made whether it is more-likely-than-not that the tax position will be sustained based on the technical merits of the position, and (ii) those tax positions that meet the more-likely-than-not threshold are recognized as the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. If upon performance of an assessment pursuant to ASC 740 the Company determines that uncertainties in tax positions exist that do not meet the minimum threshold for recognition of the related tax benefit, a liability is recorded in the condensed consolidated financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as interest expense and General, administrative and other expenses in the historical consolidated statements of operations.
Recent Accounting Pronouncements
For a discussion of our recently issued accounting developments and their impact or potential impact on our financial statements, see Note — “Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this prospectus.

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EXECUTIVE COMPENSATION
This section describes the executive compensation of PWP's directors and named executive officers (“NEOs”) for the periods presented below based on the reduced executive compensation disclosure requirements applicable to emerging growth companies. None of FTIV's directors or executive officers received any cash compensation for services rendered to FTIV.
PWP's NEOs for the fiscal year ended December 31, 2020 are:
•Peter A. Weinberg, Chief Executive Officer;
•Dietrich Becker, Co-President; and
•Andrew Bednar, Co-President.
Summary Compensation Table for 2020
The following table summarizes the total compensation paid to or earned by each of PWP's NEOs in the applicable year.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	StockAwards ($)(3)	All Other Compensation ($)(4)	Total ($)(4)
Peter A. Weinberg, Chief Executive Officer	2020	500,000	4,500,000	513,728	8,550	5,522,278
	2019	500,000	4,500,000	945,758	8,400	5,954,158
Dietrich Becker, Co-President(5)	2020	493,696	5,506,304	256,864	15,400	6,272,264
Andrew Bednar, Co-President	2020	500,000	7,500,000	349,335	8,550	8,357,885
_________________
(1)Amounts shown in this column reflect the annual base salary earned by each of PWP's NEOs during the applicable calendar year.
(2)Amounts shown in this column represent the sum of (i) the annual cash incentive bonuses paid to each of PWP's NEOs in respect of performance during the applicable calendar year (for each of Messrs. Weinberg, Becker and Bednar, $3,500,000, $4,506,304 and $6,100,000, respectively) and (ii) the additional transaction-related cash bonuses paid to each of PWP's NEOs in 2020 in connection with the Business Combination (for each of Messrs. Weinberg, Becker and Bednar, $1,000,000, $1,000,000 and $1,400,000, respectively). These annual cash incentive and additional transaction-related bonuses are described in greater detail in the section entitled “—2020 Executive Compensation Elements—Annual Cash Incentive Bonuses” below.
(3)Amounts shown in this column represent the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the incentive equity awards granted to PWP's NEOs during the applicable calendar year. For a summary of the assumptions used in the valuation of these incentive equity awards, please see the Note “Compensation and Benefits” to PWP's audited consolidated financial statements included in this prospectus. These incentive equity awards are described in greater detail in the section entitled “—2020 Executive Compensation Elements—Incentive Equity Awards” below.
(4)Amounts shown in this column represent (i) for Messrs. Weinberg and Bednar, the employer safe harbor non-elective contributions made to them in respect of their participation in PWP's 401(k) plan in the applicable calendar year and (ii) for Mr. Becker, the employer contributions made in respect of his participation in PWP's defined contribution pension scheme in the U.K. in the applicable calendar year, each of which are described in more detail in the section entitled “—2020 Executive Compensation Elements—Retirement Arrangements” below.
(5)Amounts shown in this table for Mr. Becker, other than in the “Stock Awards” column, have been converted from pounds sterling to U.S. dollars using the full year average exchange rate of approximately $1.28 for 2020.
2020 Executive Compensation Elements
Each of PWP's NEOs was provided with the following material elements of compensation in 2020:
Base Salary
PWP provides an annual base salary of $500,000 to each of PWP's NEOs. Consistent with the practice in PWP's industry, base salaries for PWP's NEOs generally comprise a small portion of their total annual compensation. PWP did not increase the annual base salaries of PWP's NEOs in connection with the Business Combination.

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Annual Cash Incentive Bonuses
Annual cash incentive bonuses are the key component of PWP's short-term executive compensation strategy. PWP did not set specific performance targets upon which annual cash bonuses would become payable for 2020. Instead, the annual cash bonuses paid to PWP's NEOs in respect of 2020 were discretionary in amount and were based on a performance evaluation conducted by PWP's Chief Executive Officer in consultation with other executive officers, which involved an analysis of both overall Company performance and the performance of the individual NEO and their contributions to PWP. PWP believes that this evaluation process allowed PWP to link pay with performance in the closest way possible and provided PWP with the flexibility necessary to take all relevant factors into account in determining the amount of the annual cash bonuses. PWP feels that this provided PWP with a better incentive compensation structure than a formulaic bonus structure based solely on the achievement of specific pre-established performance targets, which may not capture all appropriate factors that materially impacted PWP's performance. PWP did not provide guaranteed cash bonuses to any of PWP's NEOs in respect of 2020.
In addition to the annual cash incentive bonuses to be paid in respect of 2020 performance, PWP provided transaction-related bonuses in 2020 to certain partners (including PWP's NEOs), employees and other service providers of PWP in connection with the Business Combination. These bonuses were intended to recognize and incentivize the efforts expended by these individuals in connection with the Business Combination, including implementing the reorganization of Professional Partners (described in greater detail in the section entitled “—Other Executive Compensation Elements—Reorganization of Professional Partners” below) and negotiating the Business Combination and related agreements.
Incentive Equity Awards
Through Professional Partners, PWP provided long-term executive compensation in the form of incentive equity awards relating to partnership interests in Professional Partners, which had no economic impact on PWP or PWP OpCo. These incentive equity awards indirectly correlated to interests in PWP OpCo and, with respect to the awards granted in 2020, generally entitled the recipient to receive a share of certain increases in the value of PWP above a specified threshold, certain distributions and certain undistributed taxable income of Professional Partners generated during the year of grant. If such increases in value of PWP were achieved for the year of grant, the grantee's share of such value would generally vest ratably in annual installments over a four-year service period, subject to continued employment on each vesting date. The grantee's share of any undistributed taxable income of Professional Partners generated during such year would become fully vested at the end of the year of grant. During 2020, Professional Partners granted incentive equity awards to each of PWP's NEOs, with a vesting schedule as described above. The termination and sale-related provisions applicable to the incentive equity awards and certain obligations following a termination of employment are described in greater detail in the section entitled “—Potential Payments Upon Termination or Change in Control” below. For the treatment of these outstanding incentive equal awards in connection with the Business Combination and related internal reorganization steps that were consummated concurrently with the closing of the Business Combination, see the section entitled “—Other Executive Compensation Elements—Reorganization of Professional Partners” below.
Retirement Arrangements
PWP maintains a 401(k) retirement savings plan for U.S. employees (including Messrs. Weinberg and Bednar) and provides an employer safe harbor non-elective contribution and an employer discretionary contribution to eligible participants. Limited Partners (including Messrs. Weinberg and Bednar) are eligible for the employer safe harbor non-elective contribution but are not eligible for the employer discretionary contribution. PWP also maintains a defined contribution pension scheme for U.K. employees (including Mr. Becker) and provides a standard employer contribution to eligible participants. PWP does not maintain any defined benefit pension plans or supplemental executive retirement plans.
Employee Benefits
Eligible employees, including PWP's NEOs, participate in broad-based and comprehensive employee benefit programs, including medical, dental, vision, life and disability insurance. PWP's NEOs participate in these programs on the same basis as eligible employees generally.

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Other Executive Compensation Elements
Executive Employment Agreements
We entered into employment agreements with each of Messrs. Weinberg, Becker and Bednar, pursuant to which they will each continue to serve as our executive officers in their current positions following the closing of the Business Combination. The employment agreements were approved by our compensation committee.
The employment agreements provide that each NEO will receive an annual base salary of $500,000 subject to annual review by our compensation committee, will continue to be eligible to receive a discretionary annual performance bonus, and will be eligible to receive discretionary annual equity awards pursuant to the Incentive Plan. The employment agreements also provide for one-time grants of equity awards pursuant to the Incentive Plan in the form of management awards, as described “—Other Executive Compensation Elements—Management Awards” below (the “Management Awards”). Either party is permitted to terminate the employment agreement at any time by providing 90 days' advance written notice, provided that a NEO's employment may be terminated immediately in the event of a termination for cause.
Each employment agreement incorporates by reference the restrictive covenants applicable to the NEO, including the restrictive covenants set forth in the amended and restated limited partnership agreement of Professional Partners, as described in “—Other Executive Compensation Elements—Reorganization of Professional Partners” below.
Transaction Pool Awards
In connection with the Closing, a transaction pool of RSUs (the “Transaction Pool”) was created under the Incentive Plan and allocated to Working Partners, non-partner employees and certain other eligible recipients. The Transaction Pool is comprised of 10.2 million shares of our Class A common stock. Pursuant to the approval of our compensation committee, we made one-time grants of RSUs out of the Transaction Pool Share Reserve equal to nearly the amount of the Transaction Pool in August 2021. Approximately 7.0 million shares were granted subject solely to a time-based vesting schedule, and approximately 3.2 million shares were granted subject to a time-based and performance-based vesting schedule.
The performance-based RSUs granted pursuant to the Transaction Pool vest based on the achievement of two vesting conditions: a time-based vesting condition that is generally satisfied in five equal installments on the 36, 42, 48, 54 and 60 month anniversaries of the grant date, and a performance-based vesting condition that is satisfied in four equal installments upon the achievement of closing stock price hurdles for 20 out of any 30 consecutive trading days equal to $12, $13.50, $15 and $17, in each case prior to the sixth anniversary of the grant date. As of the date of this prospectus, the $12 and $13.50 stock price hurdles have already been met. Upon a termination due to death or disability, all unvested performance-based RSUs will immediately vest with respect to the time-based vesting conditions and will remain outstanding subject to the achievement of the performance-based vesting conditions prior to the sixth anniversary of the grant date, and will vest immediately if such performance-based vesting conditions have already been satisfied. Upon a termination without cause or resignation for good reason, a pro-rata portion of each unvested tranche will immediately vest with respect to the time-based vesting conditions, subject to a 50% floor, and will remain outstanding subject to the achievement of the performance-based vesting condition prior to the 6th anniversary of the grant date, and will vest immediately if such performance-based vesting conditions have already been satisfied. Upon a termination without cause or resignation for good reason within 24 months following a change in control, all unvested performance-based RSUs will immediately vest with respect to both the time-based and performance-based vesting conditions.
Except as described below, the time-based RSUs granted pursuant to the Transaction Pool generally vest in three equal installments on the 12, 24 and 36 month anniversaries of the grant date. For the two Working Partners based in Canada, two time-based RSU awards were granted pursuant to the Transaction Pool, one of which cliff-vests on the 36 month anniversary of the grant date, and one of which cliff-vests on the 60 month anniversary of the grant date. Upon a termination due to death or disability, all unvested time-based RSUs will immediately vest. Upon a termination without cause or resignation for good reason, a pro-rata portion of each unvested tranche will immediately vest, subject to a 50% floor. Upon a qualifying retirement, which may occur upon resignation after

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having reached age 56 with at least five years of service (provided that total age plus years of service must equal at least 65 years of age), the time-based RSUs will remain outstanding and eligible to be delivered on the normal vesting date(s), subject to continued compliance with any applicable restrictive covenants. Upon a termination without cause or resignation for good reason within 24 months following a change in control, all unvested time-based RSUs will immediately vest. Each award agreement includes and/or incorporates by reference the restrictive covenants applicable to the eligible recipient, including, with respect to Working Partners, the restrictive covenants set forth in the amended and restated limited partnership agreement of Professional Partners, as described in “—Other Executive Compensation Elements—Reorganization of Professional Partners” below.
Management Awards
Shortly before the parties entered into the Business Combination Agreement, the parties discussed, among other things, the structure for proposed management equity awards for certain PWP employees, but ultimately decided that, given the tight timeline to the projected signing date of the Business Combination Agreement, any such awards would be negotiated post-signing. Commencing in early 2021, representatives of FTIV and the Sponsor, including Daniel G. Cohen, resumed preliminary discussions with representatives of PWP about how to incentivize each of PWP's NEOs to lead Perella Weinberg Partners through the next phase of its development as a publicly-traded company. Mr. Weinberg was not involved in these preliminary discussions with FTIV and the Sponsor. Based on these discussions, FTIV and the Sponsor made a preliminary proposal for a performance-based RSU award that would vest based on the achievement of performance-based vesting conditions that would be satisfied in several installments upon the achievement of certain closing stock price hurdles within a specified period of time following the grant date.
Beginning in February 2021, the individuals who currently serve as the four “independent directors” of the Company and as the members of its compensation committee (Jane C. Sherburne, Daniel G. Cohen, Jorma Ollila and Ivan G. Seidenberg), hired Exequity LLP, an independent third-party compensation consultant (“Exequity”), and engaged in more than two months of work and held multiple working group and committee meetings to develop the expected terms of the Management Awards described in greater detail below. With assistance from Exequity, including alternatives prepared by Exequity based on market practice and peer group company analyses, Ms. Sherburne and the other members of the compensation committee engaged in extensive discussions covering the various considerations involved in granting the Management Awards, including: demonstrating a commitment to pay for performance through the use of at-risk performance-based incentives; the most effective way to structure an award that would align the interests of PWP's NEO's with other shareholders; and peer group company incentive structures, including peer group company examples of price-vesting stock awards.
Upon being presented with the outline of a proposal for the Management Awards being considered by the compensation committee, Mr. Weinberg recommended, among other things, extending the scope of the program to include a small number of other partners who are identified as key to PWP's continued growth. The compensation committee incorporated this recommendation into the terms of the Management Awards described in greater detail below. In addition, in light of the Management Awards being contemplated by the compensation committee, each of Messrs. Weinberg, Becker and Bednar reallocated the transaction pool awards they would have otherwise been granted pursuant to the Transaction Pool, as described in greater detail below.
As determined by the compensation committee, the primary objective of the one-time Management Awards that were granted in connection with the Closing is to incentivize PWP's NEOs and a small number of other partners recommended by Mr. Weinberg and determined in consultation with the compensation committee to continue the development of the Company and provide strong incentives to grow shareholder value. Specifically, the Management Awards are intended to:
•combine meaningful equity-based ownership levels and realizable pay opportunities, while keeping the program simple to understand, communicate and administer;
•display the Company's commitment to performance through a long-term incentive program that is entirely at-risk if aggressive performance objectives are not met; and
•incorporate substantive service-based vesting requirements to ensure long-term retention.

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As a result of the foregoing considerations, in connection with the Closing and in respect of their ongoing participation in the leadership and management of the Company following the Closing, Messrs. Weinberg, Becker and Bednar, as well as a small number of other partners as recommended by Mr. Weinberg in consultation with the compensation committee, received one-time grants of 9.5 million Management Awards in August 2021. The Management Awards are subject to the achievement of two types of vesting conditions, both of which must be satisfied for the awards to vest: (i) time-based vesting conditions that will be satisfied in two installments on the third and fifth anniversaries of the grant date, subject to continued employment (for Messrs. Bednar and Becker, including continued service as co-presidents of PWP, or any equivalent or more senior executive officer roles with PWP, as mutually agreed by the parties) on each vesting date, provided that 50% of the amount earned based on achievement of the performance-based vesting conditions prior to the first vesting date will remain outstanding and will vest on the second vesting date, subject to continued employment through such date and (ii) performance-based vesting conditions that will be satisfied upon the achievement of closing stock equal to $15, $20, $25 and $30 for 20 out of any 30 consecutive trading days prior to the fifth anniversary of the grant date, as measured on the last calendar day of each month, subject to linear interpolation between the applicable price points. Subject to such linear interpolation, the performance-based vesting conditions will be deemed to be satisfied with respect to 30% of the award at the $15 closing stock price, 65% of the award at the $20 closing stock price, 82.5% of the award at the $25 closing stock price, and 100% of the award at the $30 closing stock price. Once any closing stock price is achieved, such closing stock price will be deemed to be irrevocably satisfied even if the price per share declines thereafter.
In connection with our internal reorganization, Messrs. Weinberg, Becker and Bednar were originally expected to receive an aggregate of 1,050,000 performance-based RSUs granted pursuant to the Transaction Pool with an aggregate value of $10.5 million, as described in “—Other Executive Compensation Elements—Transaction Pool Awards” above. In connection with the finalization and implementation of the Management Awards, and as recommended by Mr. Weinberg, these transaction pool awards that would otherwise have been granted to Messrs. Weinberg, Becker and Bednar were returned to the Transaction Pool and were reallocated to other partners as recommended by Mr. Weinberg and determined in consultation with the compensation committee.
Reorganization of Professional Partners
In connection with the Business Combination and related internal reorganization steps that were consummated concurrently with the closing of the Business Combination, Professional Partners implemented a crystallized ownership structure that, among other things, includes a class of partnership units which tracks PWP's advisory business and allocates increases in value and income/distributions with respect to the advisory business on a pro-rata basis to all holders of such partnership units in accordance with their ownership interests.
Pursuant to the internal reorganization, each Limited Partner's capital interests in Professional Partners, to the extent attributable to our advisory business (including such capital interests held by PWP's NEOs) were converted into (a) OCUs equivalent to approximately 50% of Professional Partners' share of PWP OpCo, which are owned by all Limited Partners holding capital as of December 31, 2019, pro rata in accordance with their capital interests as of December 31, 2019, as adjusted for accretion and/or dilution through the Closing, and/or (b) VCUs, which are owned by Working Partners (subject to an approximately three to five-year vesting period) to the extent of capital interests accrued through the Closing that exceed the value of the OCUs, but subject to a cap intended to give effect to each Working Partner's intended ending target ownership ratio. In addition, Professional Partners issued ACUs to Working Partners, including certain of PWP's executive officers, in a manner intended to give effect to each Working Partner's intended ending target ownership ratio. ACUs are also subject to a three to five-year vesting period. Upon vesting, VCUs and ACUs will automatically convert into OCUs. Together, the VCUs and ACUs represent approximately 50% of Professional Partners' share of the value of PWP OpCo. The vesting of VCUs and ACUs at Professional Partners will be recorded as equity-based compensation expense at PWP OpCo for accounting purposes, though they will have no economic impact on investors in PWP or PWP OpCo.
Each class of partnership units of Professional Partners are, depending on the holder, subject to forfeiture provisions as a result of certain terminations or breaches of restrictive covenants. Specifically, upon a termination due to death or disability, all unvested VCUs and ACUs will immediately vest. Upon a termination without cause or for good reason, a pro-rata portion of each unvested tranche will immediately vest, subject to a 50% floor. Upon a termination without cause or for good reason within 24 months following a change in control, all unvested time-

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
based VCUs and ACUs will immediately vest. If any OCUs, VCUs or ACUs are forfeited, such forfeited OCUs, VCUs or ACUs, as applicable, would accrete to all Limited Partners. Subject to applicable law and the terms of the amended and restated limited partnership agreement of Professional Partners, PWP LLC will cause distributions that Professional Partners receives from PWP OpCo to be distributed to the partners pro rata in accordance with such Limited Partners' respective ownership of each class of Professional Partners units, including any VCUs and ACUs.
Subject to the redemption procedures and restrictions set forth in the amended and restated limited partnership agreement of Professional Partners, Professional Partners also provides for certain rights for partners holding OCUs, including OCUs received in respect of the vesting of VCUs and/or ACUs, to have such OCUs redeemed for PWP OpCo Class A common units, which can, subject to the exchange procedures and restrictions set forth in the PWP OpCo LPA (and any other procedures or restrictions imposed by Perella Weinberg Partners), be exchanged for (i) shares of Class A common stock on a one-for-one basis (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or (ii) cash from an offering of Class A common stock (based on the net proceeds received by the Company for such shares in such offering), with the form of consideration determined by the Company.
Subject to certain exceptions, Professional Partners units held by Working Partners are generally subject to a lock-up of approximately three to five years, which may be reinstated or extended for a period of 12 months following such Working Partner's resignation without good reason. For Mr. Perella and certain other founding Working Partners who are retirement-eligible (as well as certain Limited Partners who are employed by PWP Capital), Professional Partners units are generally subject to a lock-up of approximately one to five years and are not be subject to reinstatement or extension of such lock-up following their resignation. No lock-up period for any Working Partner is expected to extend beyond the five year anniversary of the Closing. The lock-up generally restricts the sale, pledge, grant of any option, short sale or other disposition of any partnership units with respect to our advisory business, and the entrance into any hedging, swap or other agreement or transaction related to such partnership units. PWP LLC and the Company may waive the lock-up period for any partner with respect to all or a portion the applicable partnership units with no obligation to do so for any other partner, and the lock-ups may be waived for certain pre-determined circumstances, such as death, disability and certain tax liabilities, and certain contractual obligations to partners pursuant to offer letters that provide for certain unrestricted equity awards.
Certain unvested equity interests of Professional Partners held by Limited Partners vested on the transaction date. In order to provide liquidity to such Limited Partners to fund the related tax liability, PWP LLC and the Company may waive the lock-up period for a portion of partnership interests held by such Limited Partners, or PWP OpCo may make loans to such Limited Partners, in either case in an aggregate value expected to be approximately $3 million. None of such Limited Partners are expected to be an executive officer or director of the Company.
Partners are subject to certain restrictive covenants set forth in the amended and restated limited partnership agreement of Professional Partners, including perpetual confidentiality obligations, 180-day post-termination client and customer non-solicitation restrictions following a termination for cause or any resignation without good reason, post-termination investor non-solicitation restrictions following a termination for cause or any resignation without good reason for (x) 180 days with respect to any limited partner of Professional Partners, PWP Capital or PWP OpCo, and their respective subsidiaries and successors and assigns or (y) one year with respect to any limited partner, investor, prospective limited partner or investor of investment funds sponsored by a PWP entity, one-year post-termination employee non-solicitation restrictions following any termination, and perpetual non-disparagement obligations. In addition, in the event that a partner resigns without good reason and competes with the PWP entities within a year following the resignation, or breaches any other applicable written covenant between any PWP entity and such partner, then any partnership units in Professional Partners held by such partner will be forfeited on the date of such breach.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Outstanding Equity Awards at Fiscal Year End for 2020
The following table summarizes the outstanding incentive equity awards held by each of PWP's NEOs as of December 31, 2020.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Peter A. Weinberg	—	(3)
Dietrich Becker	—	(3)
Andrew Bednar	—	(3)
_________________
(1)Represents unvested incentive equity awards relating to partnership interests in Professional Partners that were outstanding as of December 31, 2020. As of December 31, 2020, Professional Partners was not unitized and the incentive equity awards did not represent a specific number of partnership units with respect to Professional Partners. The incentive equity awards granted to each of PWP's NEOs in 2019 and 2020 were fully vested on December 31, 2020. The incentive equity awards granted to PWP's NEOs in 2018 generally vested ratably in annual installments over a four-year service period, subject to continued employment on each vesting date. However, each of PWP's NEOs are currently retirement eligible, such that upon a qualifying retirement, any unvested incentive equity awards would have immediately vested.
(2)Based on the fair market value of the unvested incentive equity awards as of December 31, 2020. The fair market value on December 31, 2020, of the incentive equity awards granted to PWP's NEOs in 2018 was $0.00.
(3)Represents incentive equity awards granted in 2018 that were unvested as of December 31, 2020 and that would have vested on December 31, 2021. For the treatment of outstanding incentive equal awards in connection with the Business Combination and related internal reorganization steps that were consummated concurrently with the closing of the Business Combination, see the section entitled “—Other Executive Compensation Elements—Reorganization of Professional Partners” above.
Potential Payments Upon Termination or Change in Control
Under the terms of the amended and restated limited partnership agreement of Professional Partners, as in effect on December 31, 2020, PWP's NEOs held unvested incentive equity awards that generally vested ratably in annual installments over a four-year service period, subject to continued employment on each vesting date. However, such incentive equity awards would have vested on an accelerated basis as follows:
•upon a sale of PWP or an initial public offering, 100% of all unvested incentive equity awards;
•upon a termination other than for cause, and a sale of PWP or an initial public offering within the six months thereafter, 100% of all unvested incentive equity awards;
•upon a termination other than for cause, 100% of any incentive equity awards that would have vested at the end of the year of termination, and 50% of any incentive equity awards that would have vested at the end of the following year; and
•upon death, disability or a qualifying retirement, 100% of any unvested incentive equity awards.
Each of PWP's NEOs are currently retirement eligible, such that upon a qualifying retirement, any unvested incentive equity awards would have immediately vested.
Under the terms of such limited partnership agreement, a terminated NEO would have been entitled to receive interim distributions from Professional Partners equal to (i) the aggregate value attributable to his incentive equity awards as of the date of termination, multiplied by (ii) a rate equal to the one year LIBOR plus 150 basis points, subject to reduction by 25% if termination was due to death, disability or a qualifying retirement. Professional Partners may limit these interim distributions to terminated partners (including PWP's NEOs) to 40% of the amount of total distributions available to be made to all partners (excluding tax distributions). The agreement also provided that if an NEO experienced a termination of employment due to death, disability or a qualifying retirement, the NEO would be entitled to future profits interests in Professional Partners following such termination in an amount initially equal to 25% of the average of his percentage interest in Professional Partners as of the beginning of each of the two

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
years immediately prior to termination. This profits interest would be maintained for five years subsequent to termination and then declined ratably over the next five years to zero at the end of ten years.
Under the terms of such limited partnership agreement, Professional Partners could, at any time, repurchase all or any portion of a terminated NEO's pre-termination interest, at a price equal to the value as of termination. In addition, Professional Partners was obligated to repurchase all of a terminated NEO's interest in Professional Partners (including interests with respect to the period before and after termination) on the tenth anniversary of his termination; provided, that if Professional Partners failed to effect such purchase, the rate used to calculate interim distributions to such NEO would increase to a rate equal to one year LIBOR plus 350 basis points.
Director Compensation
Perella Weinberg Partners did not have any directors during 2020. As such, no information relating to Perella Weinberg Partners' 2020 director compensation has been included in this prospectus.
Each of Ivan G. Seidenberg, Jorma Ollila and Jane C. Sherburne, three of the individuals who are our independent directors following completion of the Business Combination, received a $150,000 annual payment in connection with their consultant service in 2020.
Following the closing of the Business Combination, our non-employee directors are entitled to the following compensation for their service on our board of directors: (i) an annual base retainer in the amount of $180,000, 50% of which will be paid in the form of restricted stock units and 50% of which will be paid in cash; (ii) a one-time grant of restricted stock units with a value of $50,000 upon initial appointment to the Board (including in connection with the closing of the Business Combination) vesting in three equal installments on or about each anniversary of the grant date; (iii) an annual cash retainer of $20,000 for the chair of the audit committee; and (iv) an annual cash retainer of $20,000 for the chair of the compensation committee. Except for the one-time grant of restricted stock units upon initial appointment to our board of directors, all other restricted stock units will be granted on or about the date of our general annual stockholder meeting and will vest on the date of the next general annual stockholder meeting, provided that the first annual grant of restricted stock units will be pro-rated for the period between the closing of the Business Combination and the date of our first general annual stockholder meeting and will vest on the date of our first general annual stockholder meeting.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
MANAGEMENT
Management and Board of Directors
Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them.

Name	Age	Position
Peter A. Weinberg	64	Chairman and Chief Executive Officer
Joseph R. Perella	80	Chairman Emeritus
Robert K. Steel	70	Vice Chairman
Gary S. Barancik	57	Chief Financial Officer
Dietrich Becker	58	Co-President and Director
Andrew Bednar	53	Co-President and Director
Vladimir Shendelman	46	General Counsel
Jorma Ollila	71	Director
Ivan G. Seidenberg	74	Director
Jane C. Sherburne	70	Director
Daniel G. Cohen	52	Director
Directors
Peter A. Weinberg has served as our Chairman and Chief Executive Officer since the closing of the Business Combination. Mr. Weinberg is a Founding Partner of PWP and has served as PWP's Chief Executive Officer since the PWP Separation. Mr. Weinberg has over 35 years of investment banking experience. Prior to co-founding PWP in 2006, Mr. Weinberg was the Chief Executive Officer of Goldman Sachs International in London from 1999 to 2005 and served on the firm's Management Committee and led the European Management Committee. At Goldman Sachs, where he began his career in 1988, Mr. Weinberg served as co-head of the Global Investment Banking Division, co-head of the Partnership Committee and he founded the Financial Sponsors Group. Mr. Weinberg earned a Bachelor of Arts from Claremont McKenna College and a Master in Business Administration from Harvard Business School.
Joseph R. Perella has served as our Chairman Emeritus since the closing of the Business Combination. Mr. Perella is a Founding Partner of PWP and served as PWP's Chief Executive Officer from 2006 until 2014. Mr. Perella has approximately 49 years of investment banking experience. Prior to co-founding PWP in 2006, Mr. Perella was a member of Morgan Stanley's Management Committee (from 1993 until 2005) and held several senior positions at the firm, including Vice Chairman, Chairman of Institutional Securities and Investment Banking, and Worldwide Head of the Investment Banking Division. In 1988, Mr. Perella co-founded Wasserstein Perella & Co., Inc. and was Chairman of the Board until September 1993. From 1972 to 1988, Mr. Perella held senior positions at First Boston and was the founder of its Mergers & Acquisitions Group. Mr. Perella received a Bachelor of Science in Business Administration from Lehigh University and a Master in Business Administration from Harvard Business School.
Robert K. Steel has served as our Vice Chairman since the closing of the Business Combination. Mr. Steel is a Partner of PWP and served as PWP's Chief Executive Officer from 2014 until February 28, 2019. Mr. Steel has more than 40 years of experience. Prior to joining PWP, he was New York City's Deputy Mayor for Economic Development from 2010 to 2013. In 2008, he was named president and Chief Executive Officer of Wachovia Corporation, where he oversaw the sale of the bank to Wells Fargo & Co. and served on the Wells Fargo board of directors until 2010. Prior to that, Mr. Steel was Under Secretary for Domestic Finance of the United States Treasury from 2006 to 2008. From 1976 to 2004, he worked at Goldman Sachs, rising to Head of the Global Equities Division, Vice Chairman of the firm and a member of its Management Committee. Mr. Steel serves on the board of Cadence Bank. He earned a Bachelor of Arts from Duke University and a Master in Business Administration from the University of Chicago's Booth School of Business.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Dietrich Becker has served as our Co-President and a member of our board of directors since the closing of the Business Combination. Mr. Becker is a Founding Partner of PWP and has served as PWP's Co-President since March 2020. Mr. Becker has over 29 years of investment banking experience. In addition to his current role, Mr. Becker is a partner in PWP's Advisory business where he has served as Head of PWP's Advisory business in Europe since 2017. Prior to joining PWP in 2006, Mr. Becker was Co-Head of the Global Industrial Group at Morgan Stanley. He began his investment banking career with Merrill Lynch in 1991. Mr. Becker earned a degree from Cologne University Law School and a Master in Business Administration from New York University Stern Graduate School of Business.
Andrew Bednar has served as our Co-President and a member of our board of directors since the closing of the Business Combination. Mr. Bednar is a Founding Partner of PWP and has served as PWP's Co-President since March 2020. Mr. Bednar has over 20 years of investment banking experience. In addition to his current role, Mr. Bednar is a partner in PWP's Advisory business where he served as Co-Head of PWP's Advisory business in the U.S. until 2013. Prior to joining PWP in 2006, Mr. Bednar was Head of U.S. Mergers & Acquisition at Bank of America and a member of the Investment Banking Executive Committee. Prior to that, he was a Managing Director at Goldman, Sachs & Co. He began his career at Cravath, Swaine & Moore LLP in 1994. Mr. Bednar earned a Bachelor of Science and a Master in Business Administration from Cornell University, and also received a Juris Doctor from Columbia University.
Jorma Ollila has served as a member of our board of directors since the closing of the Business Combination. Mr. Ollila is the Former Chairman and CEO of Nokia. Mr. Ollila has more than 40 years of corporate experience. Prior to joining PWP's board, from 1985 to 2012. Mr. Ollila served in various senior positions at Nokia, and served on our Advisory Committee from 2015 until our Advisory Committee disbanded on March 1, 2019. From 1999 to 2012, Mr. Ollila was Chairman of Nokia. Prior to that, Mr. Ollila served as President and CEO from 1992 to 2012, and was previously President of Nokia Mobile Phones and Senior Vice President, Finance. Mr. Ollila began his career at Citibank in 1978 and held various managerial positions within corporate banking in London and Helsinki. Mr. Ollila was the Chairman of Royal Dutch Shell from 2006 to 2015. Mr. Ollila earned a Master of Science in Political Science from the University of Helsinki, a Master of Science in Economics from London School of Economics and a Master of Science in Engineering Physics from Helsinki University of Technology.
Ivan G. Seidenberg has served as a member of our board of directors since the closing of the Business Combination. Mr. Seidenberg serves on the board of directors of MSGS, a leading publicly traded sports and entertainment company, and served on PWP's Advisory Committee from June 2012 until PWP's Advisory Committee disbanded on March 1, 2019. Mr. Seidenberg retired as the Chairman of the board of directors of Verizon Communications Inc. in December 2011 and previously served as its Chief Executive Officer from 2002 to 2011. Prior to the creation of Verizon Communications Inc. Mr. Seidenberg brings extensive executive leadership, technological and operational experience to the Board from his tenure at Verizon Communications Inc., one of the world's leading providers of communications services. Through his extensive experience on the boards of public companies, Mr. Seidenberg has developed an in-depth understanding of business and corporate governance.
Jane C. Sherburne has served as a member of our board of directors since the closing of the Business Combination. Ms. Sherburne is Principal of Sherburne PLLC. Ms. Sherburne has over 30 years of legal experience, and served on PWP's Advisory Committee from 2015 until PWP's Advisory Committee disbanded on March 1, 2019. Over the past 14 years, Ms. Sherburne has served as General Counsel to several financial institutions, including BNY Mellon, Wachovia and Citi Global Consumer Group. From July 2001 to December 2006, Ms. Sherburne was Deputy General Counsel of Citigroup, Inc. Until July 2001, Ms. Sherburne was a litigation partner at the Washington DC law firm of Wilmer, Cutler & Pickering, having joined the firm in 1984. Ms. Sherburne interrupted her private practice from 1994 to 1997, she served as Special Counsel to the President in the Clinton White House. Ms. Sherburne serves as an independent director on the boards of HSBC USA, HSBC Bank USA, HSBC Finance Corporation and HSBC North America, all of which are indirect wholly-owned subsidiaries of HSBC Holdings plc, and on the board of Teledyne Technologies, Inc. Ms. Sherburne is Chair of the Board of the National Women's Law Center, Chair of the Board of Negotiations Strategies Institute, a member of the Executive Committee of the Lawyers' Committee for Civil Rights Under Law, a Trustee of the New York City Bar Fund, a member of the Committee for Economic Development, and a member of the American Law Institute. Ms. Sherburne also serves on the Council of the Administrative Conference of the United States, to which she was appointed by

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
President Obama in July 2010. Ms. Sherburne earned a Bachelor of Arts and Master of Social Work from the University of Minnesota and a Juris Doctor from Georgetown University Law Center.
Daniel G. Cohen has served as a member of our board of directors since the closing of the Business Combination. Mr. Cohen served as FTIV's Chief Executive Officer from May 2019 until the closing of the Business Combination, Chief Executive Officer of FinTech III since March 2017, Chairman of the board of directors of FTIV from December 2018 until the closing of the Business Combination and as Chairman of the board of directors of FTIV II since January 2019. Mr. Cohen served as a director and Chief Executive Officer of FinTech II from May 2015 until July 2018. He previously served as a director of FinTech I from November 2013 until July 2016, as FinTech I's President and Chief Executive Officer from August 2014 until July 2016, and as FinTech I's Executive Vice President from July 2014 through August 2014. Mr. Cohen has been the Chairman of Bancorp and Chairman of the Executive Committee of Bancorp's Board of Directors since its inception in 1999. Mr. Cohen is Vice-Chairman of Bancorp Bank's Board of Directors and Chairman of its Executive Committee. Mr. Cohen had previously been Chairman of Bancorp Bank's Board of Directors from September 2000 to November 2003 and, from July 2000 to September 2000, had been Bancorp Bank's Chief Executive Officer. Mr. Cohen has served as the Chairman of the Board of Directors and of the Board of Managers of Cohen & Company, LLC, and has, since September 16, 2013, served as the President and Chief Executive of the European Business of Cohen and Company Inc. (NYSE: COHN), a financial services company with approximately $2.63 billion in assets under management as of September 30, 2020, and as President, a director and the Chief Investment Officer of Cohen and Company Inc.'s indirect majority owned subsidiary, Cohen & Company Financial Limited (formerly known as EuroDekania Management Limited), a Financial Conduct Authority regulated investment advisor and broker dealer focusing on the European capital markets. Mr. Cohen served as Vice Chairman of the Board of Directors and of the Board of Managers of Cohen & Company, LLC from September 16, 2013 to February 21, 2018. Mr. Cohen served as the Chief Executive Officer and Chief Investment Officer of Cohen and Company Inc. from December 16, 2009 to September 16, 2013 and as the Chairman of the Board of Directors from October 6, 2006 to September 16, 2013. Mr. Cohen served as the executive Chairman of Cohen and Company Inc. from October 18, 2006 to December 16, 2009. In addition, Mr. Cohen served as the Chairman of the Board of Managers of Cohen & Company, LLC from 2001 to September 16, 2013, as the Chief Investment Officer of Cohen & Company, LLC from October 2008 to September 16, 2013, and as Chief Executive Officer of Cohen & Company, LLC from December 16, 2009 to September 16, 2013. Mr. Cohen served as the Chairman and Chief Executive Officer of J.V.B. Financial Group, LLC (formerly C&Co/PrinceRidge Partners LLC), Cohen and Company Inc.'s indirect broker dealer subsidiary (“JVB”), from July 19, 2012 to September 16, 2013. Mr. Cohen previously served as Chief Executive Officer of RAIT from December 2006, when it merged with Taberna Realty Finance Trust, to February 2009, and served as a trustee from the date RAIT acquired Taberna until his resignation from that position in February 2010. Mr. Cohen was Chairman of the Board of Trustees of Taberna Realty Finance Trust from its inception in March 2005 until its December 2006 acquisition by RAIT, and its Chief Executive Officer from March 2005 to December 2006. Mr. Cohen served as a director of Star Asia, a joint venture investing in Asian commercial real estate, from February 2007 to February 2014 and as a director of Muni Funding Company of America, LLC, a company investing in middle-market non-profit organizations, from April 2007 to June 2011. Mr. Cohen is a member of the Academy of the University of Pennsylvania, a member of the Visiting Committees for the Humanities and a member of the Paris Center of the University of Chicago. Mr. Cohen is also a Trustee of the List College Board of the Jewish Theological Seminary, a member of the board of the Columbia Global Center in Paris, a Trustee of the Paideia Institute and a Trustee of the Arete Foundation. Mr. Cohen earned a Bachelor of Arts from the University of Chicago.
Executive Officers
Peter A. Weinberg has served as our Chief Executive Officer since the closing of the Business Combination. Biographical information for Mr. Weinberg is set forth above under “Management—Management and Board of Directors—Directors.”
Gary S. Barancik has served as our Chief Financial Officer since the closing of the Business Combination. Mr. Barancik is a Founding Partner of PWP and has served as PWP's Chief Financial Officer since 2018. Mr. Barancik has approximately 30 years of investment banking experience. Prior to his current role, Mr. Barancik was a partner in PWP's Advisory business where he was Co-Chair of the Firm's Fairness Committee and Co-Head of PWP's Board

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
and Special Committee Advisory Practice. Prior to joining PWP in 2006, Mr. Barancik was a Managing Director at Morgan Stanley, where he worked in the Mergers and Acquisitions department. He began his investment banking career at Morgan Stanley in 1987. Mr. Barancik earned a Bachelor of Science in Economics and a Master in Business Administration from the Wharton School at the University of Pennsylvania.
Dietrich Becker has served as our Co-President since the closing of the Business Combination. Biographical information for Mr. Becker is set forth under “ Management—Management and Board of Directors—Directors.”
Andrew Bednar has served as our Co-President since the closing of the Business Combination. Biographical information for Mr. Bednar is set forth under “ Management—Management and Board of Directors—Directors.”
Vladimir Shendelman has served as our General Counsel since the closing of the Business Combination. Mr. Shendelman is a Partner and has served as the General Counsel of PWP. Mr. Shendelman also serves as the General Counsel of PWP Capital, which holds the former asset management business of PWP OpCo prior to the PWP Separation. Mr. Shendelman has approximately 20 years of legal experience. Prior to joining PWP in January of 2007, Mr. Shendelman worked as an associate at Davis Polk & Wardwell LLP in their Mergers & Acquisitions, Capital Markets and Investment Management groups. Mr. Shendelman earned a Bachelor of Arts in Economics from Brandeis University and a Juris Doctor from the University of Virginia School of Law.
Board Composition
Our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our board of directors will consist of not less than three directors nor more than 15 directors, with the exact number of directors to be fixed from time to time by a resolution of our board of directors. Our board of directors currently consists of nine directors.
Our board of directors is divided into three classes of nearly equal size. The initial terms of the Class I, Class II and Class III directors will expire at our 2022, 2023 and 2024 annual meetings of our stockholders, respectively, and in each case, when any successor has been duly elected and qualified or until their earlier resignation, removal or death. Upon the expiration of each initial term, directors will subsequently serve three-year terms if renominated and reelected. Our Class I directors include Mr. Perella, Mr. Seidenberg and Mr. Cohen, our Class II directors include Mr. Ollila, Mr. Steel and Mr. Bednar, and our Class III directors include Mr. Weinberg, Ms. Sherburne and Mr. Becker.
Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
In connection with the closing of the Business Combination, we entered into a stockholders agreement with Professional Partners. Under the stockholders agreement, for so long as the Class B Condition is satisfied, Professional Partners will have the right to designate a number of directors equal to the majority of our board of directors. After the Class B Condition ceases to be satisfied, for so long as the Secondary Class B Condition is satisfied, Professional Partners will have the right to designate a number of directors (rounded up to the nearest whole number) equal to one third of our board of directors. Professional Partners will retain the right to remove any director previously designated by it, for so long as the Class B Condition or the Secondary Class B Condition is satisfied. See “Business Combination—Related Agreements—Stockholders Agreement.”
Our Second Amended and Restated Certificate of Incorporation provides that, subject to the rights, if any, of the holders of shares of preferred stock then outstanding, directors may be removed from office at any time, with or without cause, by the affirmative vote of at least two-thirds (2/3) of the voting power of the shares entitled to vote in connection with the election of our directors; provided, that at any time the Class B Condition is satisfied, any or all of our directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote in connection with the election of our directors. Any vacancy on the board of directors may be filled by a majority of the directors then in office.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
We are “controlled” by the Limited Partners who manage Professional Partners, and as a result, are a “controlled company” under the rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (i) a majority of our board of directors consist of independent directors and (ii) that our board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors, as independence is defined in Rule 10A-3 of the Exchange Act and under the listing standards.
Board Committees
Our board of directors has the authority to appoint committees to perform certain management and administrative functions and has two standing committees, an audit committee and a compensation committee, each of which has the composition and the responsibilities described below. Our board of directors may from time to time establish other committees.
Audit Committee
The audit committee oversees our accounting and financial reporting process and the audit of our financial statements and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. The audit committee is responsible for, among other things:
•appointing, compensating and overseeing the work of our independent auditors, including resolving disagreements between management and the independent registered public accounting firm regarding financial reporting;
•approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;
•reviewing the qualifications and independence of the independent registered public accounting firm;
•reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;
•reviewing the adequacy and effectiveness of our internal control over financial reporting;
•establishing procedures for the receipt, retention and treatment of accounting and auditing related complaints and concerns;
•preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
•reviewing and discussing with management and the independent registered public accounting firm the results of the annual audit, our quarterly financial statements and our publicly filed reports; and
•reviewing and approving in advance any proposed related person transactions.
We believe that the functioning of our audit committee will comply with the applicable requirements of Nasdaq and SEC rules and regulations.
The members of our audit committee are Ivan G. Seidenberg, Jorma Ollila and Jane C. Sherburne. Jorma Ollila is the chairman of the audit committee. Our board of directors has determined that Jane C. Sherburne is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002.
Our board of directors has considered the independence and other characteristics of each member of the audit committee. Audit committee members must satisfy Nasdaq independence requirements and additional independence criteria set forth under Rule 10A-3 of the Exchange Act. In addition, Nasdaq requires that, subject to specified exceptions, including certain phase-in rules, each member of a listed company's audit committee be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3. In order to be considered independent for purposes of Rule 10A-3, an audit committee member may not, other than in his or her capacity as a

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
member of the board, accept consulting, advisory or other fees from us or be an affiliated person of our board of directors. We have determined that Ivan G. Seidenberg, Jorma Ollila and Jane C. Sherburne qualify as independent directors pursuant to Nasdaq rules and Rule 10A-3.
Compensation Committee
The compensation committee oversees our compensation policies, plans and programs. The compensation committee is responsible for, among other things:
•reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;
•reviewing and recommending compensation and the corporate goals and objectives relevant to compensation of our Chief Executive Officer;
•reviewing and recommending compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer;
•evaluating the performance of our Chief Executive Officer and other executive officers in light of established goals and objectives; and
•administering our equity compensation plans for our employees and directors.
The members of the compensation committee are Ivan G. Seidenberg, Jorma Ollila, Jane C. Sherburne and Daniel G. Cohen. Jane C. Sherburne is the chairman of the compensation committee.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Independence
Under the rules of Nasdaq, independent directors must comprise a majority of a listed company's board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees must be independent. As discussed above, we have availed ourselves of the “controlled company” exception and, as a result, although we have an independent audit committee, we do not have a majority of independent directors on our board. Under the rules of Nasdaq, a director is independent only if our board of directors makes an affirmative determination that the director has no material relationship with us.
We have four “independent directors” as defined in Nasdaq rules and applicable SEC rules. We have determined that Mr. Ollila, Mr. Seidenberg, Ms. Sherburne and Mr. Cohen are “independent” as that term is defined under Nasdaq rules for purposes of serving on our board of directors.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The code of business conduct and ethics is available on our website at https://investors.pwpartners.com/. We expect that any amendment to the code of business conduct and ethics, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on, or that can be accessed through, our website into this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
DESCRIPTION OF SECURITIES
The following summary of certain material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. You should refer to our Second Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and the warrant agreement, which are included as exhibits to the registration statement of which this prospectus is a part. The summary below is also qualified by reference to the provisions of the DGCL, as applicable.
Authorized and Outstanding Stock
Our authorized capital stock consists of 2,200,000,000 shares, consisting of (a) 2,100,000,000 shares of common stock including (i) 1,500,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), (ii) 300,000,000 shares of Class B-1 common stock, par value $0.0001 per share (the “Class B-1 common stock”), and (iii) 300,000,000 shares of Class B-2 common stock, par value $0.0001 per share (the “Class B-2 common stock” and together with the Class B-1 Common stock, the “Class B common stock”), and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
As of June 30, 2021, our issued and outstanding share capital consisted of: (i) 42,956,667 shares of Class A common stock, (ii) 45,608,840 shares of Class B-1 Common Stock, (iii) 4,545,359 shares of Class B-2 Common Stock, (iv) no shares of preferred stock and (v) 7,870,000 Warrants, consisting of 7,666,666.67 Public Warrants and 203,333.33 private Warrants. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.
Class A Common Stock
Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Class A stockholders do not have cumulative voting rights. Except as otherwise required in our Second Amended and Restated Certificate of Incorporation or by applicable law, the holders of Class A common stock and Class B common stock will vote together as a single class on all matters on which stockholders are generally entitled to vote (or, if any holders of preferred stock are entitled to vote together with the holders of common stock, as a single class with such holders of preferred stock). In addition to any other vote required in our Second Amended and Restated Certificate of Incorporation or by applicable law, the holders of Class A common stock and Class B common stock will each be entitled to vote separately as a class only with respect to amendments to our Second Amended and Restated Certificate of Incorporation that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely, as compared to another class of common stock.
Holders of our Class A common stock will be entitled to receive ratably, in proportion to the number of shares held by them, dividends and other distributions in cash, stock or property when, as and if declared by our board of directors out of our assets or funds legally available therefor.
Upon our liquidation, dissolution or winding up, after payment to creditors that may at the time be outstanding and subject to the rights of any holders of preferred stock that may then be outstanding, the holders of our Class A common stock and Class B common stock will be entitled to receive ratably, in proportion to the number of shares held by them, all of our remaining assets and funds available for distribution; provided, however, that, for purposes of any such distribution, each share of Class B common stock will be entitled to receive the same distribution as would be made on 0.001 shares of Class A common stock. Holders of our Class A common stock do not have preemptive or subscription rights.
Upon the terms and subject to the conditions of the PWP OpCo LPA, holders of PWP OpCo Class A partnership units (other than us) may redeem such PWP OpCo Class A partnership units for shares of Class A common stock on a one-for-one basis or cash equal to the value of such shares, with the form of consideration determined by us.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Pursuant to the Sponsor Share Surrender and Share Restriction Agreement, the Placement Shares and Founder Shares held by the Sponsor and offered pursuant to this prospectus are subject to certain restrictions on transfer. See “Business Combination—Related Agreements—Sponsor Share Surrender and Share Restriction Agreement” for additional information.
Class B Common Stock
Following the filing of our Second Amended and Restated Certificate with the Secretary of State of the State of Delaware in connection with the closing of the Business Combination, each Founder Share (other than those Founder Shares which were surrendered for no consideration, as contemplated by that certain Sponsor Share Surrender and Share Restriction Agreement, as amended) were automatically converted from one share of Class B common stock, par value $0.001 per share (“Pre-Business Combination Class B common stock”), into one share of Class A Common Stock and the number of authorized shares of Pre-Business Combination Class B common stock was reduced to zero.
For so long as the Class B Condition is satisfied, each share of our Class B-1 common stock will entitle Professional Partners or certain transferees to 10 votes for each share held of record on all matters submitted to a vote of stockholders. After the Class B Condition ceases to be satisfied, each share of our Class B-1 common stock will entitle Professional Partners to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Class B stockholders do not have cumulative voting rights. Holders of our Class B-2 common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as otherwise required in our Second Amended and Restated Certificate of Incorporation or by applicable law, the holders of Class A common stock and Class B common stock will vote together as a single class on all matters on which stockholders are generally entitled to vote (or, if any holders of preferred stock are entitled to vote together with the holders of common stock, as a single class with such holders of preferred stock). In addition to any other vote required in our Second Amended and Restated Certificate of Incorporation or by applicable law, the holders of Class A common stock and Class B common stock will each be entitled to vote separately as a class only with respect to amendments to our Second Amended and Restated Certificate of Incorporation that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely, as compared to another class of common stock.
Holders of our Class B common stock will be entitled to receive ratably, in proportion to the number of shares held by them, dividends of the same type as any dividends and other distributions in cash, stock or property payable or to be made on outstanding Class A common stock in an amount per share of Class B common stock equal to the amount of such dividends or other distributions as would be made on 0.001 shares of Class A common stock. The holders of our Class B common stock are entitled to receive, on a pari passu basis with the holders of our Class A common stock, such dividend or other distribution on the Class A common stock when, as and if declared by our board of directors out of our assets or funds legally available therefor.
Upon our liquidation, dissolution or winding up, after payment to creditors that may at the time be outstanding and subject to the rights of any holders of preferred stock that may then be outstanding, the holders of our Class A common stock and Class B common stock will be entitled to receive ratably, in proportion to the number of shares held by them, all of our remaining assets and funds available for distribution; provided, however, that, for purposes of any such distribution, each share of Class B common stock will be entitled to receive the same distribution as would be made on 0.001 shares of Class A common stock.
Holders of our Class B common stock do not have preemptive or subscription rights.
Concurrently with an exchange of PWP OpCo Class A partnership units for shares of Class A common stock or cash by a PWP OpCo unitholder who also holds shares of Class B common stock, such PWP OpCo unitholder will be required to surrender to us a number of shares of Class B common stock equal to the number of PWP OpCo Class A partnership units exchanged, and such shares will be converted into shares of Class A common stock or cash (at our option) which will be delivered to such PWP OpCo unitholder (at our option) at a conversion rate of 0.001.
Holders of our Class B common stock are not be permitted to transfer such shares of Class B common stock other than as part of a concurrent transfer of an equal number of PWP OpCo Class A partnership units made to the

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
same transferee in compliance with the restrictions on transfer contained in the PWP OpCo LPA. In the event of any transfer of our Class B-1 common stock to any individual or legal entity who is not, at the time of such transfer, a director, officer, employee, consultant or independent contractor of, or otherwise providing services to, PWP, then such Class B-1 common stock shall be automatically, without further action by such holder, converted into Class B-2 common stock.
Preferred Stock
Our Second Amended and Restated Certificate of Incorporation authorizes our board of directors to establish one or more classes or series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors may determine, with respect to any class or series of preferred stock, the terms and rights of such class or series, including without limitation:
•the voting powers, full or limited, or no voting powers of such class or series;
•the designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, of such class or series;
•the redemption rights and price or prices, if any, for shares of such class or series;
•whether dividends, if any, will be cumulative or non-cumulative and the related dividend rates, conditions and times for payment and preferences of such class or series;
•the rights of such class or series upon our dissolution or upon any distribution of our assets; and
•whether the shares of the series will be convertible into, or exchangeable for, shares of any other class or series of stock, or of any other series of the same or any other class or classes of stock, and, if so, the price or prices or rate or rates of exchange and with such adjustments as the board of directors may determine.
We may issue a class or series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their Class A common stock over the market price of the Class A common stock.
Warrants
Public Warrants
Each whole warrant entitles the registered holder to purchase one whole share of our Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the closing of the Business Combination. Pursuant to the warrant agreement, a warrant holder may exercise its Warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional Warrants will be issued upon separation of the units and only whole Warrants will trade. The Warrants will expire five years after the closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. If our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants for Cash
We may call the Warrants for redemption:
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
•if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.
If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption Procedures and Cashless Exercise
If we call the Warrants for redemption for cash as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our Warrants. If our management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If we call our Warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise. If the

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of our capital stock into which the Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event. If the number of outstanding shares of our Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock. Whenever the number of shares of Class A common stock purchasable upon the exercise of the Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter. In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of our Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The Warrants were issued in registered form under a warrant agreement entered into with Continental Stock Transfer & Trust Company and assumed by American Stock Transfer & Trust Company, as warrant agent. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. The Warrants may be

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock or any voting rights until they exercise their Warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A common stock to be issued to the warrant holder.
Private Placement Warrants
The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) were not be transferable, assignable or salable until 30 days after the closing of the Business Combination (except, among other limited exceptions, to our officers, directors and other persons or entities affiliated with or related to the Sponsor, each of which will be subject to the same transfer restrictions) and they will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees. Otherwise, the Private Placement Warrants have terms and provisions that are identical to the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants. If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. If holders are affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of Class A common stock issuable upon exercise of the Warrants freely in the open market, the insiders could be significantly restricted from doing so. The Sponsor agreed not to transfer, assign or sell any of the Private Placement Warrants (including the Class A common stock issuable upon exercise of any of these Warrants) until the date that is 30 days after the closing of the Business Combination, except that, among other limited exceptions, made to our officers and directors and other persons or entities affiliated with or related to our sponsor, each of which will be subject to the same transfer restrictions.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which will apply so long as the Class A common stock remains listed on the Nasdaq, require stockholder approval of certain issuances of capital stock equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Corporate Opportunities
Our Second Amended and Restated Certificate of Incorporation contains provisions which provide that in the event that a director or officer of the Company, PWP OpCo or any of their respective subsidiaries who is also a partner, principal, director, officer, member, manager, employee, consultant, independent contractor and/or other service provider of any of the Ownership Group (as defined in the COI) acquires knowledge of a potential transaction or matter which may be a corporate opportunity for the Company, PWP OpCo or any of their respective subsidiaries and the Ownership Group or their affiliates, neither the Company, PWP OpCo nor any of their respective subsidiaries will have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person in his or her capacity as a director or officer of the Company in which case such opportunity will belong to the Company, in each case, to the fullest extent permitted by law. In addition, a corporate opportunity will not be deemed to belong to us if it is a business opportunity that the Company, PWP OpCo or any of their respective subsidiaries is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Company, PWP OpCo or any of their respective subsidiaries' business or is of no practical advantage to it or is one in which we have no interest or reasonable expectancy. In addition, the Ownership Group and their respective affiliates will not have any duty (fiduciary or otherwise) to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as the Company, PWP OpCo or any of their respective subsidiaries, in each case, to the fullest extent permitted by law. To the fullest extent permitted by law, in the event that the Ownership Group acquires knowledge of a potential transaction or matter which may be a corporate opportunity for themselves or any of their respective affiliates and the Company, PWP OpCo or any of their respective subsidiaries, neither the Company, PWP OpCo nor any of their respective subsidiaries will have any expectancy in such corporate opportunity, and the Ownership Group will not have any duty to communicate or offer such corporate opportunity to the Company, PWP OpCo or any of their respective subsidiaries and may pursue or acquire such corporate opportunity for themselves or direct such corporate opportunity to another person, including one of their affiliates.
Forum Selection Clause
Our Second Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (iii) any action asserting a claim against us or our directors, officers or employees arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any action asserting a claim against us or our directors, officers or employees governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having jurisdiction over such action or proceeding. If the Court of Chancery of the State of Delaware does not have jurisdiction, the sole and exclusive forum for such action or proceeding shall be another State or federal court located in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provision. This choice of forum provision limits a stockholder's ability to bring a claim in another judicial forum, including in a judicial forum that it may find favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. The foregoing provision does not apply to claims made under the federal securities laws as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction.
Anti-Takeover Effects of Provisions of Delaware Law, Our Second Amended and Restated Certificate of Incorporation and the Stockholders Agreement
Our Second Amended and Restated Certificate of Incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless the takeover or change in control is approved by our board of directors. These provisions include the following:
Our Second Amended and Restated Certificate of Incorporation provides that our board of directors will be divided into three classes that will be, as nearly as may be possible, of equal size. The initial terms of the Class I,

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Class II and Class III directors will expire at the 2022, 2023 and 2024 annual meetings of our stockholders, respectively, and in each case, when any successor has been duly elected and qualified or until their earlier resignation, removal or death. Upon the expiration of each initial term, directors will subsequently serve three-year terms if renominated and reelected. The Class I directors include Mr. Perella, Mr. Seidenberg and Mr. Cohen, the Class II directors include Mr. Ollila, Mr. Steel and Mr. Bednar, and the Class III directors include Mr. Weinberg, Ms. Sherburne and Mr. Becker.
Our Second Amended and Restated Certificate of Incorporation provides that, for so long as the Class B Condition is satisfied, stockholder action may be taken by written consent in lieu of a meeting if such consent, setting forth the action so taken, will be signed by the holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted and will be delivered to us in accordance with the DGCL and our bylaws. After the Class B Condition ceases to be satisfied, stockholders will no longer have the ability to consent in writing to the taking of any action so that stockholder action may be taken only at an annual or special meeting of stockholders. Additionally, our Second Amended and Restated Certificate of Incorporation provides that as long as the Class B Condition is satisfied, each holder of Class B-1 common stock shall be entitled to ten votes per share.
Our Second Amended and Restated Certificate of Incorporation provides that, except as otherwise required by law, special meetings of our stockholders can only be called by (i) our Chairman of the board of directors, if there be one, (ii) our Chief Executive Officer, President or Co-President at the request in writing of (a) directors constituting a majority of the voting power of the entire board of directors or (b) a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings, or (iii) until such time as the Class B Condition ceases to be satisfied, stockholders collectively holding a majority of the voting power of the shares represented at the meeting and entitled to vote in connection with the election of our directors. After the Class B Condition ceases to be satisfied, stockholders will no longer have the ability to call a special meeting.
In addition, in connection with the closing of the Business Combination, we entered into a stockholders agreement with Professional Partners. Under this agreement, Professional Partners has the right to designate a number of designees to our board of directors equal to a majority of the board of directors for so long as the Class B Condition is satisfied. For so long as the Class B Condition is no longer satisfied and the Secondary Class B Condition satisfied, Professional Partners will have the right to designate a number of directors (rounded up to the nearest whole number) equal to one third of our board of directors. Professional Partners retains the right to remove any director previously designated by it, with or without cause, for so long as the Class B Condition or the Secondary Class B Condition remains satisfied. For so long as the Class B Condition is satisfied, Professional Partners will also have the right to veto the authorization, approval, or ratification of certain actions or any plan with respect thereto without its prior approval.
In addition, there is no cumulative voting in the election of directors and our Second Amended and Restated Certificate of Incorporation provides that, subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any or all of our directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the shares entitled to vote in connection with the election of our directors; provided that at any time the Class B Condition is satisfied, any or all of our directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote in connection with the election of our directors.
The foregoing provisions of our Second Amended and Restated Certificate of Incorporation and the stockholders agreement could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
our Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit our minority stockholders.
Indemnification of Directors and Officers
We have entered into separate indemnification agreements with each of our directors and executive officers which are in addition to our indemnification obligations under our Second Amended and Restated Certificate of Incorporation. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against expenses and liabilities that may arise by reason of their status as directors and executive officers, subject to certain exceptions. These indemnification agreements may also require us to advance any expenses incurred by our directors and executive officers as a result of any proceeding against them as to which they could be indemnified and to obtain and maintain directors' and officers' insurance.
We maintain standard policies of insurance under which coverage is provided (a) to our directors and executive officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to us with respect to payments which may be made by us to such executive officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
Transfer Agent and Warrant Agent
The transfer agent for our Class A Common Stock and warrant agent for the Public Warrants and Private Placement Warrants is American Stock Transfer & Trust Company, LLC.
Listing
Our Class A common stock and Warrants are traded on The Nasdaq Global Select Market under the symbols “PWP” and “PWPPW,” respectively.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our Class A common stock, including shares issued upon the exercise of outstanding Warrants or the settlement of RSUs, or upon the exchanges of PWP OpCo Class A partnership units, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our Class A common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our Class A common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our Class A common stock in the public market either before or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.
Sale of Restricted Shares
Based on the number of shares of our Class A common stock outstanding as of June 30, 2021, upon the closing of this offering and the use of proceeds therefrom and assuming (i) no exercise of the underwriters' option to purchase additional shares of Class A common stock, and (ii) no exercise of outstanding Warrants or the settlement of RSUs, we will have outstanding an aggregate of approximately              shares of Class A common stock. Of these shares,             shares, including all of the              shares of Class A common stock to be sold in this offering, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates,” as such term is defined in Rule 144 of the Securities Act (“Rule 144”) or subject to lock-up agreements. All other shares of Class A common stock held by existing stockholders are “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 of the Securities Act, or Rule 701, which rules are summarized below.
As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, which rules are summarized below, based on the number of shares of our Class A common stock outstanding (calculated as of June 30, 2021 on the basis of the assumptions described above), the shares of our Class A common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available For Sale Into Public Market
shares	The date of this offering, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.
shares	Upon expiration of the lock-up agreements referred to below.
We may issue shares of Class A common stock from time to time upon the exchanges of PWP OpCo Class A partnership units, as consideration for future acquisitions, investments or other corporate purposes. In the event that any such exchange, acquisition, investment or other transaction is significant, the number of shares of Class A common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of Class A common stock issued in connection with any such transactions.
In addition, the shares of Class A common stock reserved for future issuance under our Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of our Class A common stock or our Warrants for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been an affiliate of us at the time of, or at any time during the

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of our Class A common stock or our Warrants for at least six months but who are affiliates of us at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•1% of the total number of shares of our Class A common stock then outstanding; or
•the average weekly reported trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is generally not available for the resale of securities initially issued by shell companies or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
While we were formed as a shell company, since the completion of the Business Combination we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Rule 701
Rule 701 generally provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares (to the extent such shares are not subject to a lock-up agreement) in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144 (subject to any applicable lock-up agreement).
Registration Rights
In connection with the Closing, we entered into the Amended and Restated Registration Rights Agreement with the Sponsor, Professional Partners and the ILPs under the PWP OpCo LPA, pursuant to which the RRA Parties will be entitled to registration rights in respect of certain shares of our Class A common stock and certain of our other equity securities that are held by the RRA Parties from time to time.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Pursuant to the terms of the Amended and Restated Registration Rights Agreement, in July 2021, we filed with the SEC the Shelf Registration Statement pursuant to Rule 415 under the Securities Act registering the resale of certain shares of our Class A common stock and certain of our other equity securities held by the RRA Parties, which Shelf Registration Statement became effective on July 26, 2021.
Each of the Sponsor, Professional Partners, the ILPs and their respective transferees are entitled to certain demand registration rights in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Sponsor and their permitted transferees are limited to three demand registrations and the ILPs and their permitted transferees are limited to one demand registration, in each case, for the term of the Amended and Restated Registration Rights Agreement. Professional Partners and its permitted transferees are limited to four demand registrations per twelve-month period. In addition, the RRA Parties have certain “piggy-back” registration rights, subject to customary underwriter cutbacks, issuer suspension periods and certain other conditions. See “Business Combination—Related Agreements—Amended and Restated Registration Rights Agreement” for additional information.
Lock-up Agreements
Lock-up Agreements in Connection with this Offering
In connection with this offering, we, our officers and directors, and certain affiliated stockholders have agreed, subject to certain exceptions, with the underwriters not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of our common stock or any options to purchase shares of our common stock, or any securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date          days after the date of this prospectus, except with the prior written consent of the representatives. These agreements are described in the section entitled “Underwriting.”
Founder Shares and Placement Shares
Upon completion of the Business Combination, our Founder Shares automatically converted from Class B common stock into shares of Class A common stock. As of the date of this prospectus, the Sponsor owns 5,846,667 Founder Shares. The Sponsor also owns 610,000 Placement Shares. Pursuant to the Sponsor Share Surrender and Share Restriction Agreement, as amended, the 5,846,667 Founder Shares and 610,000 Placement Shares held by the Sponsor are subject to transfer restrictions for six months following the closing of the Business Combination and 80% of the Founder Shares held by the Sponsor will also be subject to vesting conditions based on certain closing share price thresholds of the Company's Class A common stock for 20 out of any 30 consecutive trading days. See “Business Combination—Related Agreements—Sponsor Share Surrender and Share Restriction Agreement” for additional information.
PWP OpCo Class A Partnership Units
Subject to the exchange procedures and restrictions set forth in the PWP OpCo LPA and described below, and any other procedures or restrictions imposed by us, holders of PWP OpCo Class A partnership units (other than us) may exchange these units for (i) shares of Class A common stock on a one-for-one basis (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or (ii) cash from an offering of shares of Class A common stock (based on the net proceeds received by us for such shares in such offering) with the form of consideration determined by us. The PWP OpCo LPA contains restrictions on the ability to exchange PWP OpCo Class A partnership units for shares of Class A common stock or cash from an offering of shares of Class A common stock, for the following periods: (i) PWP OpCo Class A partnership units held by Professional Partners are subject to a restriction for time periods that are fully back-to-back with the lock-up periods contemplated in the amended and restated limited partnership agreement of Professional Partners (generally speaking, such lock-up periods (a) for Legacy Partners, are 180 days after Closing; and (b) for Working Partners, are between three to five years after the Closing), (ii) PWP OpCo Class A partnership units held by ILPs that existed at the time of the Business Combination are subject to such restriction for 180 days after the Closing, and (iii) any other outstanding PWP OpCo Class A partnership units not previously covered by clauses (i) and (ii) above are subject to such

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
restriction for a period of twelve months following the date on which such PWP OpCo Class A partnership units were acquired. PWP GP may waive the foregoing restrictions for any single holder with respect to all or a portion of such holder's units, with no obligation to do so for any other holder. See “Business Combination—Related Agreements— PWP OpCo Limited Partnership Agreement” for additional information.
Form S-8 Registration Statement
On August 30, 2021, we filed with the SEC a registration statement on Form S-8 under the Securities Act to register approximately 24,180,000 shares of our Class A common stock issued or issuable under our Incentive Plan. Shares registered under the registration statement became available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to the Company regarding the beneficial ownership of shares of the Company's common stock as of June 24, 2021, which is the date of the Closing, before and after giving effect to this offering and the application of the proceeds from our issuance and sale of shares of Class A common stock as described under “Use of Proceeds”, by:
•each person who is known to be the beneficial owner of more than 5% of the Company's outstanding common stock;
•each of the Company's executive officers and directors; and
•all executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed below has sole voting and investment power with respect to such shares.
The beneficial ownership of the Company common stock prior to this offering is based on 42,956,667 shares of Class A common stock, 45,608,840 shares of Class B-1 common stock and 4,545,359 shares of Class B-2 common stock issued and outstanding as of June 24, 2021. The beneficial ownership of the Company common stock after this offering set forth below is based on               shares of Class A common stock,                shares of Class B-1 common stock and               shares of Class B-2 common stock issued and outstanding immediately after this offering, which gives effect to the application of the proceeds from our issuance and sale of shares of Class A common stock as

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
described under “Use of Proceeds”, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

	Shares Beneficially Owned Prior to this Offering							Shares Beneficially Owned After this Offering
	Class A Common Stock		Class B-1 Common Stock		Class B-2 Common Stock		% of Combined Voting Power	Class A Common Stock		Class B-1 Common Stock		Class B-2 Common Stock		% of Combined Voting Power
Name and Address of Beneficial Owner(1)	Number of Shares	%	Number of Shares	%	Number of Shares	%		Number of Shares	%	Number of Shares	%	Number of Shares	%
Greater than 5% Beneficial Owners
Cohen Sponsor Interests IV, LLC(2)	7,810,000(3)	18.10	—	—	—	—	1.55%
FinTech Masala Advisors IV, LLC(2)	4,506,446	10.49	—	—	—	—	*
FinTech Investor Holdings IV, LLC(2)	3,153,554(4)	7.31	—	—	—	—	*
Wellington Management Group LLP(5)	5,055,144	11.68	—	—	—	—	*
Samlyn Capital, LLC(6)	3,416,514	7.95	—	—	—	—	*
Integrated Core Strategies (US) LLC(7)	2,484,046	5.71	—	—	—	—	*
Adage Capital Partners GP, L.L.C.(8)	3,086,306	7.18	—	—	—	—	*
Fidelity Management & Research Company, LLC(9)	2,500,000	5.82	—	—	—	—	*
P. Schoenfeld Asset Management LP(10)	2,491,111	5.75	—	—	—	—	*
PWP Professional Partners LP	—	—	45,608,840(11)	100	—	—	90.57%
Directors and Executive Officers
Peter A. Weinberg	—(12)	—	45,608,840(11)	100	841,780(12)	18.52%	90.73%
Joseph R. Perella	—(13)	—	—	—	—	—	—
Robert K. Steel	—(14)	—	—	—	—	—	—
Gary S. Barancik	—(15)	—	—	—	—	—	—
Dietrich Becker	—(16)	—	—	—	—	—	—
Andrew Bednar.	—(17)	—	—	—	—	—	—
Vladimir Shendelman	—(18)	—	—	—	—	—	—
Jorma Ollila	—	—	—	—	—	—	—
Ivan G. Seidenberg	—	—	—	—	—	—	—
Jane C. Sherburne	—	—	—	—	—	—	—
Daniel G. Cohen	1,993,121(19)	4.64	—	—	—	—	*
All company's directors and executive officers as a group (11 persons)	1,993,121	4.64	45,608,840(11)	100	841,780.00	18.52%	91.13%
__________________
*       Less than 1%.
(1)Unless otherwise noted, the business address of each of the following entities or individuals is 767 Fifth Avenue, New York, New York 10153.
(2)Cohen Sponsor Interests IV, LLC is the manager of each Sponsor. FinTech Masala, LLC is the sole member of Cohen Sponsor Interests IV. FinTech Masala Holdings, LLC is the sole member of FinTech Masala LLC. As a result of the foregoing, each of Cohen Sponsor Interests IV, LLC, FinTech Masala, LLC and FinTech Masala Holdings, LLC shares voting and investment power over the shares of common stock held directly by the Sponsor. The business address of each of the following entities or individuals is 2929 Arch Street, Suite 1703, Philadelphia, PA 19104-2870.
(3)Interests include (a) 203,333 shares of Class A common stock underlying the private placement warrants, which became exercisable 30 days after the Closing and (b) 150,000 shares of Class A common stock subscribed for in the PIPE Investment by FM PWP Pipe Sponsor, LLC, an entity that is managed by Cohen Sponsor Interests IV, LLC.
(4)Interests include 203,333 shares of Class A common stock underlying the private placement warrants, which became exercisable 30 days after the Closing.
(5)(i) Each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 4,731,042 shares of Class A common stock, shared dispositive power over all 5,055,144 shares of Class A common stock, and sole voting and dispositive powers over none of the shares, and (ii) Wellington Management Company LLP has shared voting power over 4,709,309 shares of Class A common stock, shared dispositive power over 5,008,690 shares of Class A common stock,

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
and sole voting and dispositive powers over none of the shares. The shares of Class A common stock beneficially owned by Wellington Management Group LLP, as parent holding company of certain holding companies and investment advisers (the “Wellington Investment Advisers”), are owned of record by clients of such Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. Of the Class A common stock beneficially owned, 675,500, 203,500 and 121,000 shares of Class A common stock were subscribed for in the PIPE Investment by Bay Pond Partners, L.P., Ithan Creek Master Investors (Cayman) L.P. and Bay Pond Investors (Bermuda) L.P., respectively, which are managed by a Wellington Investment Advisor that is a subsidiary of Wellington Management Group LLP. The principal business office of Wellington Management Group LLP and each of the affiliated funds listed above is c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210.
(6)Consists of 1,541,045 shares of Class A common stock directly owned by Samlyn Offshore Master Fund, Ltd., 1,233,877 shares of Class A common stock directly owned by Samlyn Net Neutral Master Fund, Ltd., 37,367 shares of Class A common stock directly owned by Samlyn Long Alpha Master Fund, Ltd. and 604,225 shares of Class A common stock directly owned by Samlyn Onshore Fund, LP (collectively, the “Samlyn Funds”). Of the shares of Class A common stock directly owned, 500,000 shares of Class A common stock were subscribed for in the PIPE Investment by the Samlyn Funds (230,250 shares, 182,450 shares, 5,550 shares and 81,750 shares were subscribed for by Samlyn Offshore Master Fund, Ltd., Samlyn Net Neutral Master Fund, Ltd., Samlyn Long Alpha Master Fund, Ltd. and Samlyn Onshore Fund, LP, respectively). All of the reported securities directly owned by the Samlyn Funds may be deemed to be indirectly beneficially owned by Samlyn Capital, LLC (“Samlyn Capital”), as the investment manager of the Samlyn Funds, and the 604,225 shares of Class A common stock directly owned by Samlyn Onshore Fund, LP may also be deemed to be indirectly beneficially owned by Samlyn Partners, LLC (“Samlyn Partners”), as the general partner of Samlyn Onshore Fund. The reported securities directly owned by the Samlyn Funds may also be deemed to be indirectly beneficially owned by Robert Pohly as the principal of Samlyn Capital, Director of the Samlyn Funds, and with respect to the shares owned by Samlyn Onshore Fund, as Managing Member of Samlyn Partners. Samlyn Capital, Samlyn Partners and Robert Pohly disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission that any of them are the beneficial owners of the securities for purposes of Section 16 of the Exchange Act, or for any other purpose. The address for each of Samlyn Capital, Samlyn Partners, the Samlyn Funds and Robert Pohly is c/o Samlyn Capital, LLC, 500 Park Avenue, New York, NY 10022.
(7)Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), beneficially owned 1,643,383 shares of the Company's Class A common stock (consisting of: (i) 850,000 shares of the Company's Class A common stock purchased in the PIPE Investment, (ii) an additional 518,196 shares of the Company's Class A common stock acquired separately from the PIPE Investment and (iii) 275,187 shares of the Company's Class A common stock issuable upon exercise of certain warrants); Riverview Group LLC, a Delaware limited liability company (“Riverview Group”), beneficially owned 758,333 shares of the Company's Class A common stock (consisting of: (i) 350,000 shares of the Company's Class A common stock purchased in the PIPE Investment, (ii) an additional 150,000 shares of the Company's Class A common stock acquired separately from the PIPE Investment and (iii) 258,333 shares of the Company's Class A common stock issuable upon exercise of certain warrants); ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands (“ICS Opportunities”), beneficially owned 40,099 shares of the Company's Class A common stock (consisting of (i) 3 shares of the Company's Class A common stock and (ii) 40,096 shares of the Company's Class A common stock issuable upon exercise of certain warrants); and ICS Opportunities II LLC, a Cayman Islands limited liability company (“ICS Opportunities II”), beneficially owned 42,231 shares of the Company's Class A common stock. ICS Opportunities and ICS Opportunities II are affiliates of Integrated Core Strategies and Riverview Group. Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”), is the investment manager to ICS Opportunities and ICS Opportunities II and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and ICS Opportunities II. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and ICS Opportunities II and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and ICS Opportunities II. Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and ICS Opportunities II. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen (“Mr. Englander”), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group, ICS Opportunities and ICS Opportunities II.
(8)Interests include 1,500,000 shares of Class A common stock subscribed for in the PIPE Investment by Adage Capital Partners LP, a Delaware limited partnership (“ACP”). ACP has the power to dispose of and the power to vote the shares of Class A common stock beneficially owned by it, which power may be exercised by its general partner, Adage Capital Partners GP, L.L.C., a Delaware limited liability company (“ACP GP”). Adage Capital Advisors, L.L.C., a Delaware limited liability company (“AC Advisors”), as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor AC Advisors directly own any shares of Class A common stock. By reason of the provisions of Rule 13d-3 of the Exchange Act, ACPGP and AC Advisors may be deemed to beneficially own the shares owned by ACP. Robert Atchinson and Phillip Gross, as managing members of AC Advisors, have shared power to vote the shares of Class A common stock beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any shares of PWP Class A common stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by ACP. The business address of this stockholder is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.
(9)Interests include 2,039,500, 457,262 and 3,238 shares of Class A common stock subscribed for in the PIPE Investment by Fidelity Securities Fund: Fidelity Small Cap Gro-with Fund, Fidelity Securities Fund: Fidelity Small Cap Growth K6 Fund and Fidelity Capital Trust: Fidelity Flex Small Cap Fund Small Cap Growth Subportfolio, respectively. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Members of the Johnson family, including Abigail P. Johnson, are the predominant m:vners, directly or through trusts, of Series B voting common stock of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common stock will be voted in accordance with the majority vote of Series B voting common stock. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owed directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The business address of this stockholder is 245 Summer Street, Boston, MA 02210.
(10)1,991,111 of the shares of Class A Common Stock are directly held by certain funds and accounts (the “PSAM Funds”) for which P. Shoenfeld Asset Management LP (“PSAM”) is the investment adviser. PSAM and Mr. Peter M. Schoenfeld (“Mr. Schoenfeld”), as the managing member of P. Schoenfeld Asset Management GP, LLC, a Delaware limited liability company that serves as the general partner of PSAM, each have the shared power to vote or to direct the vote and the shared power to dispose or direct the disposition of such shares of Class A Common Stock. Interests also include 500,000 shares of Class A common stock subscribed for in the PIPE Investment by PSAM World Arb Master Fund Ltd (“WAM”). PSAM is the investment manager of WAM. Peter Schoenfeld is the CEO of PSAM. PSAM and Peter Schoenfeld have voting and investment power over the shares held directly by WAM. Each of PSAM and Peter Schoenfeld disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein. The address of the reporting person is 1350 Avenue of the Americas, 21st Floor, New York, NY 10019.
(11)Shares of Class B-1 common stock are held by Professional Partners. This number correlates to 45.6 million PWP OpCo Class A partnership units held by Professional Partners, which represents 45.6 million shares of Class A common stock that may be issuable upon the exchange of 45.6 million PWP OpCo Class A partnership units. Professional Partners is controlled by Professionals GP. Each share of Class B-1 common stock has ten votes. Concurrently with an exchange of PWP OpCo Class A partnership units for shares of Class A common stock or cash by a PWP OpCo unitholder who also holds shares of Class B common stock, such PWP OpCo unitholder will be required to surrender to the Company a number of shares of Class B common stock equal to the number of PWP OpCo Class A partnership units exchanged, and such shares will be converted into shares of Class A common stock or cash (at the Company's option) which will be delivered to such PWP OpCo unitholder (at the Company's option) at a conversion rate of 1:1000 (or 0.001). Professionals GP is the general partner of Professional Partners. There is a committee of limited partners at Professionals GP, comprised of our non-independent directors, that has voting and dispositive power over the securities held by Professional Partners. Mr. Weinberg, in his capacity as Chief Executive Officer, is the chair of such committee and has certain rights with respect to the constitution of the committee. The members of the committee disclaim beneficial ownership of the securities held by Professional Partners, except to the extent of their pecuniary interest therein. We will purchase          PWP OpCo Class A partnership units from Professional Partners with a portion of the proceeds of our issuance and sale of shares of Class A common stock in this offering as described under “Use of Proceeds”.
(12)Includes 841,780 shares of our Class A common stock that may be issuable upon redemption of the 841,780 PWP OpCo Class A partnership units that are held directly by Red Hook Capital LLC (“Red Hook”) over which Mr. Weinberg has shared voting and dispositive power through his shared control of Rosedale Partners LLC, the sole member of Red Hook. Mr. Weinberg holds or will hold on a fully-vested basis within sixty (60) days, 1,412,623 partnership units of Professional Partners that may be redeemed for 1,412,623 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Peter A. Weinberg and exchanged for 1,412,623 shares of our Class A common stock. These shares of our Class A common stock represent approximately 2.0% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock. Mr. Weinberg would hold on a fully-vested basis, 3,392,947 partnership units of Professional Partners that may be redeemed for 3,392,947 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Mr. Weinberg and exchanged for 3,392,947 shares of our Class A common stock. These shares of our Class A common stock represent approximately 3.6% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested and unvested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock.
(13)This number excludes 4,053,968 shares of our Class A common stock that may be issuable upon the exchange of 4,053,968 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Joseph R. Perella that Mr. Perella may receive upon redemption of 4,053,968 partnership units of Professional Partners that Mr. Perella holds or will hold upon on a fully-vested basis within sixty (60) days. These shares of our Class A common stock represent approximately 5.8% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock. Mr. Perella would hold on a fully-vested basis, 4,053,968 partnership units of Professional Partners that may be redeemed for 4,053,968 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Mr. Perella and exchanged for 4,053,968 shares of our Class A common stock. These shares of our Class A common stock represent approximately 4.4% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested and unvested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock.
(14)This number excludes 708,270 shares of our Class A common stock that may be issuable upon the exchange of 708,270 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Robert K. Steel that Mr. Steel may receive upon redemption of 708,270 partnership units of Professional Partners that Mr. Steel holds or will hold upon on a fully-vested basis within sixty (60) days. These shares of our Class A common stock represent approximately 1.0% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock. Mr. Steel would hold on a fully-vested basis, 969,413 partnership units of Professional

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Partners that may be redeemed for 969,413 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Mr. Steel and exchanged for 969,413 shares of our Class A common stock. These shares of our Class A common stock represent approximately 1.0% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested and unvested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock.
(15)This number excludes 206,065 shares of our Class A common stock that may be issuable upon the exchange of 206,065 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Gary S. Barancik that Mr. Barancik may receive upon redemption of 206,065 partnership units of Professional Partners that Mr. Barancik holds or will hold upon on a fully-vested basis within sixty (60) days. These shares of our Class A common stock represent approximately 0.3% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock. Mr. Barancik would hold on a fully-vested basis, 727,060 partnership units of Professional Partners that may be redeemed for 727,060 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Mr. Barancik and exchanged for 727,060 shares of our Class A common stock. These shares of our Class A common stock represent approximately 0.8% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested and unvested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock.
(16)This number excludes 766,442 shares of our Class A common stock that may be issuable upon the exchange of 766,442 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Dietrich Becker that Mr. Becker may receive upon redemption of 766,442 partnership units of Professional Partners that Mr. Becker holds or will hold upon on a fully-vested basis within sixty (60) days. These shares of our Class A common stock represent approximately 1.1% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock. Mr. Becker would hold on a fully-vested basis, 2,302,357 partnership units of Professional Partners that may be redeemed for 2,302,357 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Mr. Becker and exchanged for 2,302,357 shares of our Class A common stock. These shares of our Class A common stock represent approximately 2.5% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested and unvested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock.
(17)This number excludes 902,886 shares of our Class A common stock that may be issuable upon the exchange of 902,886 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Andrew Bednar that Mr. Bednar may receive upon redemption of902,886 partnership units of Professional Partners that Mr. Bednar holds or will hold upon on a fully-vested basis within sixty (60) days. These shares of our Class A common stock represent approximately 1.3% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock. Mr. Bednar would hold on a fully-vested basis, 2,302,357 partnership units of Professional Partners that may be redeemed for 2,302,357 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Mr. Bednar and exchanged for 2,302,357 shares of our Class A common stock. These shares of our Class A common stock represent approximately 2.5% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested and unvested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock.
(18)This number excludes 46,371 shares of our Class A common stock that may be issuable upon the exchange of 46,371 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Vladimir Shendelman that Mr. Shendelman may receive upon redemption of 46,371 partnership units of Professional Partners that Mr. Shendelman holds or will hold upon on a fully-vested basis within sixty (60) days. These shares of our Class A common stock represent approximately 0.1% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock. Mr. Shendelman would hold on a fully-vested basis, 484,707 partnership units of Professional Partners that may be redeemed for 484,707 PWP OpCo Class A partnership units that are held by Professional Partners on behalf of Mr. Shendelman and exchanged for 484,707 shares of our Class A common stock. These shares of our Class A common stock represent approximately 0.5% of the shares of our Class A common stock that would be outstanding as of the Closing if all outstanding such vested and unvested partnership units of Professional Partners were exchanged for PWP OpCo Class A partnership units, and such PWP OpCo Class A partnership units were then exchanged, together with an equal number of Class B-1 common stock, for our Class A common stock.
(19)Interests include shares held directly by Sponsor and indirectly by Cohen Sponsor Interests IV, LLC (“Manager”). Daniel G. Cohen and DGC Family FinTech Trust (the “Trust”) are members of FinTech Masala Advisors IV, LLC. Mr. Cohen and the Trust are indirect owners of Manager. Mr. Cohen disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS
FTIV Related Party Transactions
Founder Shares and Placement Units
In November 2018, the Sponsor purchased 7,382,500 Founder Shares for an aggregate purchase price of $25,000. FTIV effected a 1.3333333-for-1 forward stock split in June 2019. On August 10, 2020, 1,973,333 Founder Shares were contributed back to capital, and, as a result, the initial stockholders held 7,870,000 Founder Shares. The number of Founder Shares was determined based on the expectation that the Founder Shares would represent 25% of the aggregate of the Founder Shares, the placement shares and the issued and outstanding public shares after the IPO. The Founder Shares represented 100% of the issued and outstanding shares of Class B common stock. Certain of FTIV's former officers and directors, including Betsy Z. Cohen, Daniel G. Cohen, James J. McEntee, III, Laura S. Kohn, Jan Rock Zubrow, Madelyn Antoncic and Brittain Ezzes, had a direct or indirect economic interest in the Sponsor.
In connection with the Business Combination, the Sponsor forfeited 1,023,333 Founder Shares. The remaining Founder Shares automatically converted into shares of our Class A common stock at the time of the closing of the Business Combination. We also refer to the shares of Class A common stock that they converted into upon the consummation of the Business Combination as the “Founder Shares.”
FTIV's initial stockholders agreed not to transfer, assign or sell any of their Founder Shares (except to permitted transferees) (i) with respect to 25% of such shares, until consummation of an initial business combination, (ii) with respect to 25% of such shares, until the closing price of our Class A common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of an initial business combination, (iii) with respect to 25% of such shares, until the closing price of our Class A common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of an initial business combination, and (iv) with respect to 25% of such shares, until the closing price of our Class A common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of an initial business combination or earlier, in any case, if, following a business combination, FTIV completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of FTIV's stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, in connection with an initial business combination, the initial holders may transfer, assign or sell their Founder Shares with FTIV's consent to any person or entity that agrees in writing to be bound by the transfer restrictions set forth in the prior sentence. The transfer restrictions have been amended by the Sponsor Share Surrender and Share Restriction Agreement, as amended. See the section entitled “Business Combination—Related Agreements—Sponsor Share Surrender and Share Restriction Agreement” for a description of these transfer restrictions.
Simultaneously with the IPO, the Sponsor purchased an aggregate of 610,000 placement units (at a price of $10.00 per unit (or an aggregate purchase price of $6,100,000)). Each placement unit consists of one placement share and one-third of one placement warrant to purchase one share of Class A common stock exercisable at $11.50.
The placement Warrants are identical to the Warrants included in the units sold in the IPO, except that if held by the Sponsor or their permitted transferees, (i) they will not be redeemable by FTIV, (ii) they (including the Class A common stock issuable upon exercise of these Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the closing of the Business Combination, and (iii) they may be exercised by the holders on a cashless basis.
Promissory Note and Advance—Related Party
On June 12, 2019, as amended on August 5, 2020, FTIV issued a promissory note to the Sponsor, pursuant to which the Sponsor agreed to loan FTIV up to an aggregate of $500,000 to be used for the payment of costs related to the IPO. The promissory note was non-interest bearing, unsecured and due on the earlier of December 31, 2020 or the completion of the IPO. The outstanding balance under the promissory note of $90,869 was repaid at the closing of the IPO on September 29, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Administrative Services
Commencing on September 25, 2020, FTIV paid an amount equal to $20,000 per month to its Sponsor or their affiliate for office space, administrative and shared personnel support services provided to FTIV pursuant to an administrative services agreement. The agreement was terminated in connection with the closing of the Business Combination.
Registration Rights
FTIV's initial stockholders were entitled to registration rights pursuant to a registration rights agreement, which was amended and restated in connection with the Business Combination. The Amended and Restated Registration Rights Agreement grants the RRA Parties certain registration rights with respect to their registrable securities. For additional information, see “Business Combination—Related Agreements—Amended and Restated Registration Rights Agreement.”
Stockholders Agreement
In connection with the Business Combination, certain individuals entered into a stockholders agreement. See the section entitled “Business Combination—Related Agreements—Stockholders Agreement.”
Support Agreement
Concurrently with the execution of the Business Combination Agreement, FTIV entered into a Support Agreement with (i) the Sponsor, (ii) PWP OpCo, PWP GP, Professional Partners, Professionals GP (together, the “PWP Entities”), and (iii) the equity holders of the PWP Entities (together with Sponsor and the PWP Entities, “Voting Parties” and each a “Voting Party”), pursuant to which the Voting Parties agreed to vote or cause to be voted all FTIV voting shares and all PWP Entities voting interests that they beneficially own (i) in favor of (A) the Business Combination and the Business Combination Agreement; (B) an amendment of Perella Weinberg Partners' governing documents to extend the outside date for consummating the Business Combination, if applicable;(C) the Professionals Reorganization, immediately prior to, and contingent upon, the consummation of the Business Combination; and (ii) against (A) any action, proposal, transaction or agreement that could result in a breach under the Business Combination Agreement; (B) any proposal or offer from any Person (other than FTIV, the PWP Entities or any of their Affiliates) concerning any business combination transaction involving, or the issuance or acquisition of equity securities of, FTIV or the PWP Entities; and (C) any action, proposal, transaction or agreement that could adversely affect the timely consummation of the Business Combination or the fulfillment of any FTIV's and the PWP Entities' conditions under the Business Combination Agreement or change in any manner the voting rights of any class of shares of FTIV or the PWP Entities. The Support Agreement also provides that each holder of PWP Entities voting interests appoints Andrew Bednar and Gary Barancik, and each holder of FTIV common stock appoints Daniel G. Cohen and James J. McEntee, III, and each of them individually, as its proxies and attorneys-in-fact, to vote or act by written consent in accordance with the Support Agreement during the term thereof.
Subscription Agreements
Concurrently with the execution of the Business Combination Agreement, we entered into Subscription Agreements with the PIPE Investors, pursuant to which certain affiliates of FTIV subscribed for shares of our Class A common stock in connection with the PIPE Investment. The PIPE Investment was consummated in connection with the closing of the Business Combination, pursuant to which FM PWP Pipe Sponsor, LLC, an entity that is managed by Cohen Sponsor Interests IV, LLC and affiliated with the Sponsor, purchased 150,000 PIPE Shares for an aggregate purchase price of $1,500,000.
For additional information, see “Business Combination—Related Agreements—Subscription Agreements.”
Sponsor Share Surrender and Share Restriction Agreement
See the Section entitled “Business Combination—Related Agreements—Sponsor Share Surrender and Share Restriction Agreement” for more information.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
PWP Related Party Transactions
Amended and Restated Registration Rights Agreement
In connection with the closing of the Business Combination, certain individuals entered into the Amended and Restated Registration Rights Agreement. For information, see “Business Combination—Related Agreements—Amended and Restated Registration Rights Agreement.”
Right of Professional Partners and Stockholders Agreement
In connection with the closing of the Business Combination, we entered into a stockholders agreement with Professional Partners. For additional information, see “Business Combination—Related Agreements—Stockholders Agreement.”
Limited Partner Loan Guarantees
Group LP provides an unconditional guaranty (the “Guaranty”) under a loan program (the “Loan Program”) with the Program Lender, pursuant to which certain Limited Partners could obtain loans from the Program Lender to acquire additional equity interests in the PWP business. The Loan Program is governed by a master agreement, entered into by Group LP and the Program Lender on February 3, 2016, and provides for a total aggregate principal amount of all loans under the Loan Program of $25 million. The Guaranty is individual to each loan made under the Loan Program and, as to each such loan, remains effective until the indebtedness related to such loan is repaid. The following table summarizes the principal terms of the loans issued under the Loan Program to related parties. The loan issued to Mr. Barancik was fully repaid (including principal and all accrued interest) on October 11, 2018. The loan issued to Mr. Shendelman was fully repaid (including principal and all accrued interest) on December 28, 2020.

Related party	Issue date	Principal amount	Annual interest rate	Maturity date
Gary Barancik(1)	February 26, 2016	—	—	March 1, 2023
Vladimir Shendelman(2)	June 1, 2016	—	—	June 1, 2023
_________________
(1)The Loan issued to Mr. Barancik was fully repaid (including principal and all accrued interest) on October 11, 2018, prior to which there was $132,156 amount outstanding, with an annual interest rate of 4.75% calculated as the Wall Street Journal Prime Rate minus 0.50%.
(2)The Loan issued to Mr. Shendelman was fully repaid (including principal and all accrued interest) on December 28, 2020, prior to which there was $237,881 amount outstanding, with an annual interest rate of 2.75% calculated as the Wall Street Journal Prime Rate minus 0.50%.
Convertible Notes
Each of Mr. Perella, PWP's Founding Partner, Director and Chairman Emeritus, Mr. Steel, PWP's Partner, Director and Vice Chairman, Mr. Weinberg, PWP's Founding Partner, Director, Chairman and Chief Executive Officer, and Andrew Bednar, PWP's Founding Partner, Director and Co-President, owned $350,000 principal amount of PWP’s 7.0% Subordinated Unsecured Convertible Notes due 2026 (the “Convertible Notes”.
On February 28, 2019, in connection with the PWP Separation, PWP OpCo entered into a first amendment to the note purchasing agreement governing its Convertible Notes (the “NPA”) reflecting the consent of the requisite holders of the Convertible Notes to the PWP Separation and a proposed reorganization and initial public offering of our advisory business (“PWP IPO”) and making (i) related amendments to various restrictive covenants and related definitions in the NPA and (ii) related clarifications to the redemption and conversion provisions. In connection with the first NPA amendment. PWP OpCo also entered into letter agreements (the “2019 Letter Agreements”) with holders representing approximately substantially all of the total outstanding $150 million aggregate principal amount of its Convertible Notes (collectively, the “2019 Letter Agreement Noteholders”) setting forth certain conversion and cash redemption rights with respect to the PWP IPO and related reorganization. On July 31, 2020, PWP OpCo and the requisite holders of the Convertible Notes executed a second amendment to the NPA with respect to certain technical amendments relating to its financial covenants.
On December 29, 2020, PWP OpCo entered into a third amendment to the NPA reflecting the consent from the requisite holders of the Convertible Notes to the Business Combination and related internal reorganization steps that

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
would be concurrently consummated and making (i) related amendments to various restrictive covenants and related definitions in the NPA and (ii) related clarifications to the redemption and conversion provisions. In connection with the third NPA amendment PWP OpCo also entered into new letter agreements (the “2020 Letter Agreements”) with all of the holders of the Convertible Notes (which amended and restated their existing 2019 Letter Agreements), pursuant to which all of the holders (the “Redeeming Holders”) agreed to collectively tender for redemption $150 million aggregate principal amount of their Convertible Notes (such Convertible Notes, the “Redeemed Notes”) for cash, pursuant to the terms described below. Pursuant to the terms of the 2020 Letter Agreements, the Redeeming Holders also agreed not to convert their Convertible Notes in connection with the Business Combination. Upon consummation of the Business Combination, the Company redeemed the Convertible Notes for $161.6 million, which included the total outstanding $150.0 million aggregate principal, an applicable premium for Redeeming Holders owning at least $5.0 million of principal, and accrued and unpaid interest.
Redemption Rights
Pursuant to the terms of the 2020 Letter Agreements, the Redeeming Holders received on the closing date of the Business Combination a redemption price equal to 100% of the principal amount (plus, with respect to any Redeeming Holder owning at least $5.0 million principal amount of Convertible Notes, an applicable premium based on a discounted U.S. treasury rate), and accrued and unpaid interest to, but excluding, the closing date of the Business Combination with respect to the Redeemed Notes.
Restrictive Covenants of Professional Partner's Limited Partners
Professional Partner's limited partners are subject to certain restrictive covenants set forth in the fourth amended and restated limited partnership agreement of Professional Partners, including (i) perpetual confidentiality obligations, subject to certain limited exceptions, (ii) 180-day post-termination client and customer non-solicitation restrictions following a termination for cause or any resignation without good reason, (iii) post-termination investor non-solicitation restrictions following a termination for cause or any resignation without good reason for (x) 180 days with respect to any limited partner of Professional Partners, PWP Capital or PWP OpCo, and their respective subsidiaries and successors and assigns or (y) one year with respect to any limited partner, investor, prospective limited partner or investor of investment funds sponsored by a PWP entity, (iv) one-year post-termination employee non-solicitation restrictions following any termination and (v) perpetual non-disparagement obligations. In addition, in the event that the limited partner resigns without good reason and competes with the PWP entities within one year following the resignation, or breaches any other applicable written covenant between any PWP entity and the limited partner, then any common units in Professional Partners held by such limited partner will be forfeited on the date of such breach.
Repurchase of Class A Common Stock
On August 9, 2021, the Company repurchased 1,000,000 Founder Shares from the Sponsor at $12.00 per share for a total purchase price of $12.0 million.
Agreements with PWP Capital
Transition Services Agreement
PWP is party to the TSA with PWP Capital. Under the TSA, PWP agreed to provide certain corporate, healthcare, benefits and technology services to PWP Capital, and PWP Capital agreed to provide certain corporate, technology and human resource services to PWP. Either party to the TSA may terminate the agreement solely as it applies to the services it receives under the agreement with 90 days prior written notice. The agreement may also be terminated as it applies to any services provided or received with the mutual written consent of both parties. Under the TSA, each party is entitled to use the services provided to it for a fixed term established on a service-by-service basis, which term will be extended until terminated by the provider of the applicable service. Generally, each party will indemnify the other party and its respective directors, officers, employees, agents, consultants and contractors against losses relating to third party claims resulting from the transitional services.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Plans of Division and Master Separation Agreement
In connection with the PWP Separation, PWP entered into plans of division that identify the assets transferred and the liabilities assumed as part of the PWP Separation. Specifically, the plans of division indicate that all liabilities primarily relating to, arising from or in connection with the advisory businesses of PWP OpCo prior to the PWP Separation are allocated to PWP OpCo. Conversely, all liabilities primarily relating to, arising from or in connection with the asset management business are allocated to PWP Capital.
PWP is party to a master separation agreement with PWP Capital relating to the PWP Separation. The agreement sets forth, among other things, the ongoing obligations of PWP OpCo and PWP Capital relating to the separation of the advisory and asset management businesses of PWP OpCo on February 28, 2019. The master separation agreement provides for cross-indemnities that generally place the financial responsibility on PWP and its subsidiaries for all assets and liabilities associated with the advisory business and operations, and generally place on PWP Capital and its subsidiaries the financial responsibility for all assets and liabilities associated with the asset management business and operations.
Trademark License Agreement
PWP is party to a trademark license agreement with PWP Capital, under which PWP Capital will have the right to use certain trademarks owned by us and specified therein and that were in use by the PWP Capital business prior to the PWP Separation. The licenses will be non-exclusive, non-transferable (except under certain conditions), non-sublicensable (except under certain conditions) and royalty-free. The agreement will last for a period of at least one year, subject to automatic extension, and may be terminated by PWP in the event that PWP Capital becomes insolvent, makes an assignment for the benefit of its creditors or breaches the agreement and fails to cure such breach, or, if the NPA is no longer in effect, by PWP in its sole discretion upon 60 days' written notice to PWP Capital.
Other Agreements
We may enter into engagement letters to provide advisory, investment banking and other services to PWP Capital. We may also enter into additional support and administration agreements with PWP Capital on arm's length terms.
From time-to-time, our asset management business may enter into compensation agreements with our employees, including Andrew Bednar or other officers and directors, to provide consultant and other services to our asset management business.
From time-to-time, we may make loans to or investments in sponsors and other related entities of special purpose acquisition vehicle companies, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction with one or more businesses, and our officers and directors may own equity interests in such special acquisition vehicle companies.
From time-to-time, we may make investments in one or more employee investment vehicles the purpose of which is to permit multiple employees, officers or directors to make investments on an aggregate basis for the benefit of such employee, officer or director.
Future Internal Restructuring Transaction
Pursuant to the fourth amended and restated limited partnership agreement of Professional Partners, on or after December 1, 2023, Professionals GP may cause Professional Partners to divide into three limited partnerships and, following such division, cause one of such partnerships to merge with and into PWP OpCo (provided that such merger does not cause such limited partnership, PWP OpCo, the Company or its stockholders to recognize any gain under applicable federal and state tax laws). Pursuant to the fourth amended and restated limited partnership agreement of Professional Partners and the PWP OpCo LPA, PWP GP has agreed to cause PWP OpCo to consummate such merger. The merger is not expected to affect the respective rights or economic interests of us, PWP GP, any ILP or any limited partner of Professional Partners with respect to PWP OpCo.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Tax Receivable Agreement
In connection with the closing of the Business Combination, we entered into a Tax Receivable Agreement with the TRA Parties, which generally provides for payment by us to to the TRA Parties of 85% of the cash tax savings, if any, in U.S. federal, state, local and foreign income taxes and related interest realized (or deemed realized) in periods after the closing of the Business Combination as a result of (a) the Business Combination and related transactions, (b) our acquisition of PWP OpCo Class A partnership units with the proceeds of this offering, (c) exchanges of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (d) payments made under the Tax Receivable Agreement. We expect to retain the benefit of the remaining 15% of these cash tax savings. See “Business Combination—Related Agreements—Tax Receivable Agreement” for a description of the Tax Receivable Agreement generally and for a discussion of circumstances in which we will be deemed to realize net cash tax savings.
Consultant Compensation
Ivan G. Seidenberg, Jorma Ollila and Jane C. Sherburne, three of PWP's independent directors, received compensation in connection with their consultant services in 2020. See “Executive Compensation” for additional details.
Employee Compensation Paid to Directors
Messrs. Perella and Steel, two of PWP's employee directors who are not executive officers, received compensation in respect of their service as Working Partners in 2020 in amounts equal to $611,296 and $2,015,414, respectively.
Policies and Procedures for Related Person Transactions
Our board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any “related person transaction” (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
UNDERWRITING
The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. JMP Securities LLC is the sole representative of the underwriters.

Underwriter	Number of Shares
JMP Securities LLC

Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
We have granted the underwriters an option to buy up to an additional                  shares of Class A common stock from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company, our directors and executive officers and certain affiliated stockholders have agreed with the underwriters, for the period beginning from the date of this prospectus continuing through the date that is                  days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock without the prior written consent of the representative and subject to certain additional exceptions. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Our Class A common stock is listed on The Nasdaq Global Select Market under the symbol “PWP.”
In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or limiting a decline in the market price of the Company’s Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.
The Company estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriter for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .
The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients who they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or,

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Representative; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of securities may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
(c)in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA, provided that no such offer of shares shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Each underwriter has represented and agreed that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following discussion is a summary of U.S. federal income tax considerations generally applicable to non-U.S. holders of shares of our Class A common stock that hold such shares as capital assets (generally, for investment). This summary does not consider specific facts and circumstances that may be relevant to a particular holder's tax position and does not consider the non-income tax consequences or the state, local, or non-U.S. tax consequences of an investment in shares of our Class A common stock. It also does not apply to non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including a broker, dealer, or trader in securities or currencies; a financial institution; an insurance company; a tax-exempt organization; a person holding shares of our common stock as part of a hedging, integrated, or conversion transaction, a constructive sale, or a straddle; a person that received shares of our common stock as compensation; a controlled foreign corporation; a passive foreign investment company; or a former U.S. citizen). This summary is based upon the Code, existing and proposed Treasury regulations, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations.
The discussion included herein is only a summary. Accordingly, we urge you to consult your tax advisor with respect to your U.S. federal, state, local, and non-U.S. income and other tax consequences in light of your particular situation with respect to holding and disposing of shares of our Class A common stock.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of our Class A common stock who is:
•an individual citizen or resident of the U.S.;
•a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
A “non-U.S. holder” is any beneficial owner of shares of our Class A common stock that is not an entity classified as a partnership for U.S. federal income tax purposes and is not a U.S. holder.
If a partnership or other pass-through entity holds shares of our Class A common stock, the U.S. federal income tax treatment of a partner or a member will generally depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, partnerships or other pass-through entities that hold shares of our Class A common stock and partners or members in these partnerships or other entities should consult their tax advisors regarding the U.S. federal income and estate tax consequences of the purchase, ownership, and disposition of shares of our Class A common stock.
Taxation of Ownership of Our Class A Common Stock
Dividends
Dividends that we pay to a non-U.S. Holder with respect to shares of our Class A common stock will generally be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). To obtain the benefit of a reduced rate under an applicable income tax treaty, a non-U.S. holder must certify as to its non-U.S. status, that no withholding is required pursuant to FATCA (discussed below), and to such right under the applicable income tax treaty on a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E. If, however, a non-U.S. holder provides an IRS Form W-8ECI, certifying that the dividend is effectively connected with the non-U.S. Holder's conduct of a trade or business within the U.S. (and, in the case of certain income tax treaties, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.), the dividend will not be subject to withholding. Instead, such dividends are subject to U.S. federal income tax at regular rates

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
applicable to U.S. persons generally and, for corporate holders, may also be subject to a 30% “branch profits tax” unless the non-U.S. holder qualifies for a lower rate under an applicable U.S. income tax treaty.
Dispositions
A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of shares of our Class A common stock unless:
•the gain is effectively connected with the non-U.S. holder's conduct of trade or business in the U.S. and, in the case of certain income tax treaties, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.;
•the Non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the tax year of the disposition and meets certain other conditions; or
•we are or have been a “U.S. real property holding corporation” (“USRPHC”) under Section 897 of the Code during the applicable statutory period and the shares of Class A common stock owned by the non-U.S. holder represented more than 5% of the shares of our Class A common stock outstanding at any time within the shorter of (a) the five-year period preceding the disposition and (b) the non-U.S. holder's holding period and are otherwise a “U.S. real property interest” under the Foreign Investment in Real Property Tax Act (and the non-U.S. holder is not eligible for any treaty exemption). We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future.
U.S. Federal Estate Taxes
Shares of our Class A common stock owned or treated as owned by an individual at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
Foreign Account Tax Compliance Act
Under the Foreign Account Tax Compliance Act (“FATCA”), withholding at a rate of 30% will generally be required on dividends in respect of shares of our Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into an agreement with the U.S. Department of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) complies with the terms of an intergovernmental agreement between the U.S. and an applicable foreign country. An intergovernmental agreement between the U.S. and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which shares of our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of shares of our common stock held by a holder that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity's “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of this withholding tax on their investment in shares of our Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
LEGAL MATTERS
The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The consolidated financial statements of PWP OpCo as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site where reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC are available. Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov and on our website at https://investors.pwpartners.com/. Our website is https://pwpartners.com/. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus. You may inspect a copy of the registration statement through the SEC's website, as provided herein.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Report of Independent Registered Public Accounting Firm
To the General Partner of PWP Holdings LP and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial condition of PWP Holdings LP and Subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2007.
New York, New York
March 10, 2021

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
PWP Holdings LP and Subsidiaries
Consolidated Statements of Financial Condition
(Dollars in Thousands)

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$329,063	$264,479
Restricted cash	1,845	2,103
Accounts receivable, net of allowance	40,802	71,048
Due from related parties	289	1,826
Fixed assets, net of accumulated depreciation and amortization	17,189	20,662
Intangible assets, net of accumulated amortization	38,932	45,512
Goodwill	34,383	34,383
Prepaid expenses and other assets	25,792	28,818
Right-of-use lease assets	53,444	56,014
Deferred tax asset	1,214	—
Total assets	$542,953	$524,845
Liabilities and Partners' Capital
Accrued compensation and benefits	$213,524	$191,851
Deferred compensation programs	17,208	14,329
Accounts payable, accrued expenses and other liabilities	22,246	18,829
Deferred revenue	10,598	1,679
Lease liabilities	58,229	63,251
Debt, net of unamortized debt discounts and issuance costs	146,965	153,001
Total liabilities	468,770	442,940
Commitments and Contingencies (Note 13)
Partners' capital	$76,509	$87,725
Accumulated other comprehensive income (loss)	(2,326)	(5,820)
Total Partners' capital	74,183	81,905
Total liabilities and Partners' capital	$542,953	$524,845
The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
PWP Holdings LP and Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss
(Dollars in Thousands)

	Year Ended December 31,
	2020	2019	2018
Revenues	$518,986	$533,297	$701,989
Expenses
Compensation and benefits	374,332	349,819	477,606
Equity-based compensation	24,815	193,299	199,052
Total compensation and benefits	399,147	543,118	676,658
Professional fees	42,880	39,265	37,118
Technology and infrastructure	27,281	27,070	22,977
Rent and occupancy	27,958	27,802	20,922
Travel and related expenses	5,725	19,656	19,286
General, administrative and other expenses	15,060	15,653	16,130
Depreciation and amortization	15,531	15,852	16,315
Total expenses	533,582	688,416	809,406
Operating income (loss)	(14,596)	(155,119)	(107,417)
Non-operating income (expenses)
Related party revenues	9,263	8,810	—
Other income (expense)	185	108	(634)
Interest expense	(15,741)	(15,395)	(15,164)
Total non-operating income (expenses)	(6,293)	(6,477)	(15,798)
Income (loss) before income taxes	(20,889)	(161,596)	(123,215)
Income tax benefit (expense)	(3,453)	(2,423)	(2,542)
Net income (loss)	$(24,342)	$(164,019)	$(125,757)
Other comprehensive income (loss)
Foreign currency translation gain (loss)	3,494	837	(1,557)
Comprehensive income (loss)	$(20,848)	$(163,182)	$(127,314)
The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
PWP Holdings LP and Subsidiaries
Consolidated Statements of Changes in Partners’ Capital
(Dollars in Thousands)

	Partners' Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners' Capital
Balance at December 31, 2017	$50,488	$(5,100)	$45,388
Net change in Partners' capital	(24,607)	—	(24,607)
Equity-based compensation	199,052	—	199,052
Net income (loss)	(125,757)	—	(125,757)
Foreign currency translation gain (loss)	—	(1,557)	(1,557)
Balance at December 31, 2018	$99,176	$(6,657)	$92,519
Net change in Partners' capital	(2,355)	—	(2,355)
Equity-based compensation	193,299	—	193,299
Distributions	(38,376)	—	(38,376)
Net income (loss)	(164,019)	—	(164,019)
Foreign currency translation gain (loss)	—	837	837
Balance at December 31, 2019	$87,725	$(5,820)	$81,905
New accounting pronouncement adoption	(188)	—	(188)
Equity-based compensation	24,815	—	24,815
Distributions	(11,989)	—	(11,989)
Net income (loss)	(24,342)	—	(24,342)
Other	488	—	488
Foreign currency translation gain (loss)	—	3,494	3,494
Balance at December 31, 2020	$76,509	$(2,326)	$74,183
The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
PWP Holdings LP and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net income (loss)	$(24,342)	$(164,019)	$(125,757)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity-based compensation	24,815	193,299	199,052
Depreciation and amortization	15,531	15,852	16,315
Amortization of debt discounts and deferred financing costs	3,964	3,386	3,183
Non-cash operating lease expense	17,069	14,462	—
Other	3,010	2,123	436
Decrease (increase) in operating assets:
Accounts receivable, net of allowance	27,527	(2,684)	(6,049)
Due from related parties	1,537	(1,249)	16,736
Prepaid expenses and other assets	3,089	(1,267)	(12,471)
Deferred tax asset	(564)	692	557
Increase (decrease) in operating liabilities:
Accrued compensation and benefits	19,348	(148,421)	175,444
Deferred compensation programs	2,756	2,667	(4,552)
Accounts payable, accrued expenses and other liabilities	2,966	(5,555)	8,599
Deferred revenue	8,717	23	1,287
Lease liabilities	(19,516)	(15,416)	—
Deferred rent	—	—	(1,903)
Net cash provided by (used in) operating activities	85,907	(106,107)	270,877
Cash flows from investing activities
Distributions from company-owned life insurance policies	—	150	560
Purchases of fixed assets	(5,522)	(7,417)	(3,340)
Net cash provided by (used in) investing activities	(5,522)	(7,267)	(2,780)
Cash flows from financing activities
Net change in Partners' capital	—	(1,837)	(24,541)
Draw down of Revolving Credit Facility	22,000	20,000	—
Principal payment on Revolving Credit Facility	(32,000)	(10,000)	—
Distributions to Partners	(11,989)	(38,376)	—
Net cash provided by (used in) financing activities	(21,989)	(30,213)	(24,541)
Net increase (decrease) in cash, cash equivalents and restricted cash	58,396	(143,587)	243,556
Foreign currency translation adjustment	5,930	1,638	(4,273)
Cash, cash equivalents and restricted cash, beginning of period	266,582	408,531	169,248
Cash, cash equivalents and restricted cash, end of period	$330,908	$266,582	$408,531
Supplemental disclosure of non-cash investing activity
Lease liabilities arising from obtaining right-of-use lease assets	$14,192	$2,314	$—
Supplemental disclosures of cash flow information
Cash paid for income taxes	$2,242	$1,680	$2,203
Cash paid for interest	$11,777	$11,758	$11,882
The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
1.    Organization and Nature of Business
PWP Holdings LP is a limited partnership holding company that, prior to February 28, 2019, owned and operated two distinct businesses: investment banking advisory (“Advisory business”) and asset management (“Asset Management business”). It was formed under Delaware law on November 30, 2016 in conjunction with a business combination between NoCo A L.P. (“NoCo A”) and Tudor, Pickering, Holt & Co., LLC (“TPH”) (the “TPH Business Combination”). The operations of PWP Holdings LP are conducted through a wholly-owned subsidiary, Perella Weinberg Partners Group LP (“PWP Group”), and its subsidiaries which are consolidated in these financial statements (collectively the “Company”). The general partner of the Company is Perella Weinberg Partners LLC, which is member managed and controlled by certain senior personnel of the Company. The limited partner interests in the Company are held by the Investor Limited Partners (the “ILPs”) and PWP Professional Partners LP (the “Special Limited Partner” or “SLP”). The SLP is a limited partnership that holds equity in the Company and is owned by Partners. Partners is defined herein as individuals who work or have worked for the Company and who indirectly hold equity interests in the Company through their ownership of the SLP.
On February 28, 2019 (the “Separation Date”), a reorganization of the existing Advisory and Asset Management businesses of the Company was effected which resulted in the spin-off of its Asset Management business (the “Separation”). PWP Holdings LP was divided into (i) PWP Holdings LP, which holds the former Advisory business and (ii) PWP Capital Holdings LP, which holds the former Asset Management business. In connection with the Separation, the net assets primarily related to the Asset Management business were allocated to PWP Capital Holdings LP and the net assets primarily related to the Advisory business were allocated to PWP Holdings LP. Subsequent to the Separation, the ILPs and SLP hold equity in both PWP Holdings and PWP Capital Holdings LP.
The Company’s activities as an investment banking advisory firm constitute a single business segment that provides a range of advisory services related to mission-critical strategic and financial decisions, mergers and acquisitions advice and execution, shareholder and defense advisory, capital structure and restructuring, capital markets advisory, underwriting, equity research and private capital raising.
The Company has a number of consolidated subsidiaries registered as broker-dealers with regulatory agencies in their respective countries, including the Securities and Exchange Commission (“SEC”), the Financial Industry Regulatory Authority (“FINRA”), the Investment Industry Regulatory Organization of Canada (“IIROC”), the Financial Conduct Authority (“FCA”) of the United Kingdom (the “UK”), and the Autorité de contrôle prudentiel et de resolution (“ACPR”) of France. The Company holds no securities accounts for customers.
In 2018, the Company opened offices in Paris, France and Chicago, Illinois. Lease agreements were entered into for the various offices opened. In 2019, the Company entered into a lease agreement in Munich, Germany and officially opened the office on January 1, 2020.
Business Combination Agreement with FinTech Acquisition Corp. IV
On December 30, 2020, the Company entered into a definitive business combination agreement with FinTech Acquisition Corp. IV (“FinTech IV”), a special purpose acquisition company. Upon closing of the transaction, the combined company will operate as Perella Weinberg Partners (“PWP”) and will be listed on NASDAQ under the new symbol “PWP”.
The transaction reflects an implied equity value for the combined company of approximately $975 million at closing. The cash component of the consideration will be funded by FinTech IV’s $230 million cash in trust as well as a $125 million fully committed private placement in public equity at $10.00 per share from various strategic and institutional investors that will close concurrently with the business combination.
The net proceeds from the transaction (after addressing any potential redemptions by FinTech IV’s existing stockholders and transaction related expenses), will first go towards repayment of outstanding indebtedness and then to retaining up to $10 million of proceeds for additional balance sheet cash. Up to approximately $110 million of net proceeds will be used to redeem a portion of ownership interests tendered for redemption by certain electing PWP equity holders. Any remaining net proceeds will be used for general corporate purposes. At closing of the

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
transaction, PWP expects to have a debt-free balance sheet with access to additional liquidity under an undrawn revolving credit facility.
The Company’s existing equity holders, including current working partners and employees of the firm, will remain the largest investors by rolling over significant equity into the combined company, with working partners and employees retaining approximately 50% ownership immediately following the transaction (assuming no redemptions by FinTech IV’s existing stockholders).
Pursuant to the business combination agreement, FinTech IV will, subject to obtaining stockholder approval, adopt an amended and restated charter and bylaws and subscribe for and purchase for cash a portion of the Company’s equity, resulting in FinTech IV as the new parent company. Immediately following the closing, FinTech IV will change its name to Perella Weinberg Partners.
The business combination is expected to close in the first half of 2021, pending FinTech IV stockholder approval, regulatory approval and other customary closing conditions.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The consolidated financial statements reflect the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Based on an evaluation of the guidance under SAB Topic 5.z.7, Accounting for the spin-off of a subsidiary, it was determined that the Separation should be reflected as a change in reporting entity. As such, the accompanying consolidated financial statements of the Company retroactively reflect the Separation, including all distributions and transactions in conjunction therewith, and exclude the Asset Management business for all periods presented.
Prior to the Separation, assets and liabilities held by PWP Group were for both the Advisory and Asset Management businesses. Assets and liabilities associated with the Asset Management business that historically were held at PWP Group were specifically identified and allocated to the Asset Management business using the same methodology applied at the time of the Separation and therefore were removed from these consolidated financial statements along with their related cash flows. The Consolidated Statements of Operations and Comprehensive Loss reflect the Advisory business’ share of certain corporate functions and shared services, including, but not limited to, executive oversight, accounting, treasury, tax, legal, compliance, human resources, rent and occupancy, procurement, information technology, and other shared services. Where feasible, the expense allocations were made on a specific identification basis, and in other cases, these expenses were allocated based on a pro-rata basis of headcount, relative usage or another basis depending on the nature of the expense. Refer to Note 12—Related Party Transactions for further information.
All intercompany balances and transactions between the consolidated subsidiaries comprising the Company have been eliminated in the accompanying consolidated financial statements. Intercompany transactions between the Company and the Asset Management business that are settled for cash have been included within Due from related parties on the Consolidated Statements of Financial Condition. Refer to Note 12—Related Party Transactions for further information.
Use of Estimates
The preparation of the consolidated financial statements and related disclosures in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and the assumptions underlying these estimates are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
In preparing the consolidated financial statements, management makes estimates regarding the following:
•adequacy of the allowance for credit losses;
•measurement and realization of deferred taxes;
•measurement of equity-based awards;
•evaluation of goodwill and intangible assets;
•fair value measurement of financial instruments; and
•other matters that affect the reported amounts and disclosures of contingencies in the consolidated financial statements.
Cash and Cash Equivalents
Cash and cash equivalents are highly liquid investments with original maturities of three months or less from the date of purchase. As of December 31, 2020 and 2019 the Company had no cash equivalents. The Company maintains cash with banks and brokerage firms, which from time to time may exceed federally insured limits.
Restricted Cash
Restricted cash represents cash that is not readily available for general purpose cash needs. As of December 31, 2020 and 2019, the Company had restricted cash of $1.8 million and $2.1 million, respectively. For each period, $1.8 million is maintained as collateral for letters of credit related to the Company’s New York City and Paris office leases and the remainder of the balance as of December 31, 2019 was restricted due to French law.
Accounts Receivable
Accounts receivable are presented net of allowance for credit losses based on the Company’s assessment of collectability. The Company regularly reviews its accounts receivable for collectability and an allowance is recognized for credit losses, if required. As of December 31, 2020 and 2019, $5.1 million and $36.2 million of accrued revenue, respectively, was included in Accounts receivable, net of allowance for credit losses on the Consolidated Statements of Financial Condition. These amounts represent amounts due from customers and recognized as revenue in accordance with the Company’s revenue recognition policies but unbilled at the end of the period.
Accounts receivable represents amounts due from clients from various industry and geographic backgrounds. As of December 31, 2020 no accounts receivable were individually greater than 10% of the Company’s total accounts receivable. As of December 31, 2019, certain accounts receivable in the aggregate amount of $43.4 million, were individually greater than 10% of the Company’s total accounts receivable and were concentrated with three clients. Of that amount, all balances were subsequently received after year end.
Allowance for Credit Losses
On January 1, 2020, the Company adopted ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments under the modified retrospective approach. This new standard replaces the incurred loss impairment methodology for financial instruments with the current expected credit loss (“CECL”) model which requires an estimate of future credit losses.
The Company maintains an allowance for credit losses that, in management’s opinion, provides for an adequate reserve to cover estimated losses on accounts receivable. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company’s historical credit loss experience of its client receivables and taking into consideration current market conditions and supportable forecasts that affect the collectability of the reported amount. The Company updates its average credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
current and forecasted conditions that may require an adjustment to the expected credit loss rates. The Company also regularly reviews the age of the receivables, credit worthiness of the customer and the current economic conditions that may affect a customer’s ability to pay such amounts owed to the Company and as a result may recognize a specific credit loss reserve. Changes to expected credit losses during the period are included in General, administrative and other expenses in the Consolidated Statements of Operations and Comprehensive Loss. After concluding that a reserved accounts receivable is no longer collectible, the Company reduces both the gross receivable and the allowance for credit losses.
Fair Value of Financial Instruments
The carrying values of the Company’s financial instruments approximate their fair value as of December 31, 2020 and 2019 due to their short-term nature or the bearing of market interest rates. Refer to Note 11—Fair Value Measurements for discussion on the fair value of the Company’s assets and liabilities that qualify as financial instruments under Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements.
Fixed Assets
Fixed assets include furniture and fixtures, equipment, software development costs and leasehold improvements, which are all stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, including (i) five years for furniture, fixtures and equipment; (ii) the lesser of the estimated life of the improvement or the remaining term of the lease for leasehold improvements; and (iii) three years for software development costs. The Company evaluates fixed assets for impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be fully recovered.
Prepaid Expenses and Other Assets
Prepaid expenses and other assets consists of certain assets such as prepaid amounts for various services, including subscriptions, software licenses, and insurance, which are amortized over the life, related service period or policy. Also included in Prepaid expenses and other assets are deferred offering costs associated with the reorganization and recapitalization efforts related to the pursuit of becoming a publicly traded company (a “Public Company Transaction”). Certain costs associated with a Public Company Transaction are deferred until the offering is effected, at which time they are netted against the proceeds of the Public Company Transaction. The Company initially pursued a Public Company Transaction via an initial public offering (“IPO”). As of December 31, 2019, cumulative offering costs of $14.8 million for the IPO were deferred within Prepaid expenses and other assets on the Consolidated Statements of Financial Condition. In May 2020, the Company abandoned pursuit of the IPO transaction and as a result expensed all previously deferred offering costs totaling $14.8 million to Professional fees on the Consolidated Statements of Operations and Comprehensive Loss. Once the Company reinitiated efforts of becoming a publicly traded company via the reorganization and business combination with FinTech IV, it again began deferring these costs which totaled $9.1 million as of December 31, 2020.
Business Combinations
The purchase price of assets acquired and liabilities assumed are based on estimates of the fair value of tangible and intangible assets acquired and liabilities assumed. The Company utilizes various valuation techniques, including the income and market approaches, to determine fair value. Management makes estimates and assumptions in determining purchase price allocations and valuation analyses, which may involve significant unobservable inputs. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed is allocated to goodwill.
Assets acquired and liabilities assumed in a business combination are recorded in the Company’s Consolidated Statements of Financial Condition based on their respective fair values as of the acquisition date. The results of operations of businesses acquired by the Company are included in the Company’s Consolidated Statements of Operations and Comprehensive Loss from their respective acquisition dates.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Goodwill and Intangible Assets
Goodwill is recorded for the excess of the fair value of consideration transferred over the fair value of identifiable net assets, including other intangibles, acquired at the time of an acquisition. Goodwill is periodically reviewed, and tested at least annually, for impairment, and when certain events or circumstances indicate impairment may exist. Goodwill is tested for impairment at the reporting unit level. A reporting unit is a component of an operating segment for which discrete financial information is available that is regularly reviewed by management.
In accordance with ASC 350, Intangibles-Goodwill and Other (“ASC 350”), the Company can opt to perform a qualitative assessment to test goodwill for impairment to determine whether it is more likely than not (a likelihood of more than 50 percent) that an impairment has occurred. If it is determined that it is more likely than not that the reporting unit’s fair value is less than its carrying value, a quantitative assessment is performed to (i) calculate the fair value of the reporting unit and compare it to its carrying value; and (ii) if the carrying value exceeds its fair value, an impairment loss is recognized for the excess. Alternatively, the Company can forego the qualitative assessment and only perform the quantitative assessment to test goodwill for impairment.
Intangible assets are derived from customer relationships, trade names and trademarks. Identifiable finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of ten years, reflecting the average time over which such intangible assets are expected to contribute to cash flow. The Company reviews intangible assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.
Deferred Compensation
The Company enters into certain deferred compensation arrangements whereby portions of compensation related to certain employees and Partners are deferred and paid in later periods. The deferred compensation amounts are charged to expenses over the period that each employee and Partner is required to provide services in order to vest in the payment. Refer to Note 10—Compensation and Benefits for further information.
Deferred Rent
Prior to the adoption of ASU No. 2016-02, Leases (“ASU 2016-02”), the Company recognized rent expense for scheduled rent increases and rent holidays by amortizing the aggregate lease payments on a straight-line basis over the lease term. The difference between actual operating lease payments due and straight-line rent expense, which was recorded over the term of the lease, was recorded as deferred rent in the early years of the lease, when cash payments are generally lower than straight-line rent expense, and reduced in the later years of the lease when payments begin to exceed the straight-line expense. Also included in deferred rent are tenant improvement allowances received by the Company from its landlords. These allowances were amortized over the remaining lease term as a reduction to rent expense. Upon adoption of ASU 2016-02, Deferred rent was reclassified to Right-of-use lease assets on the Consolidated Statements of Financial Condition.
Income Taxes
The Company is treated as a Partnership for U.S. federal and state income tax purposes, with certain exceptions internationally, where various subsidiaries are treated as corporations in their respective foreign jurisdictions. For the nine months ended September 30, 2019 and the year ended December 31, 2018, Tudor, Pickering, Holt & So. Securities, LLC (“TPH Securities”), a wholly-owned subsidiary, was treated as a C corporation for federal, state, and local income tax purposes. As of October 1, 2019, TPH Securities converted to a Texas limited liability company and is now treated as a disregarded entity for federal, state, and local income tax purposes. As such, previously recorded net deferred tax assets associated with TPH Securities have been written off during the year ended December 31, 2019. The limited partners of the Company are individually liable for taxes on their distributable share of the Company’s taxable income or loss.
Income tax benefit (expense) on the Consolidated Statements of Operations and Comprehensive Loss represents the income tax provision related to current and deferred federal, state, local, and foreign income taxes. The

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Company utilizes the asset and liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), whereby deferred income taxes resulting from temporary differences between the carrying amounts and tax bases of assets and liabilities are recorded, and the deferred income taxes are measured using the enacted tax rates and laws expected to be in effect when the underlying assets or liabilities are recovered or settled. The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the enacted tax law in the applicable tax jurisdiction. A valuation allowance is established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether a valuation allowance should be established, as well as the amount of such allowance.
For purposes of the Company’s consolidated financial statements, the provision for income taxes has been calculated as if the Company completed its tax returns on a stand-alone basis separate from the Asset Management business (the “Separate Return Basis”) prior to the Separation. The Separate Return Basis applies the accounting guidance for income taxes to the consolidated financial statements as if the Company were a separate taxpayer and a stand-alone company from the Asset Management business for the periods presented prior to the Separation.
Penalties and interest related to income taxes, if any, are included in General, administrative and other expenses and Interest expense, respectively, on the Consolidated Statements of Operations and Comprehensive Loss. Valuation allowances are established to reduce deferred tax benefits to the probable amount expected to be realized in a future period. Refer to Note 8—Income Taxes for further information.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold upon ultimate settlement are recorded as taxes payable during the current year.
Debt Discounts and Issuance Costs
The Company presents its outstanding debt principal, net of the unamortized debt discounts and issuance costs on the Consolidated Statements of Financial Condition. Debt discounts and issuance costs are amortized using the effective interest method to determine interest expense over the life of the underlying debt instrument.
Foreign Currencies
In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. Foreign exchange gains and losses arising from such transactions are included in Other income (expense) in the Consolidated Statements of Operations and Comprehensive Loss. In addition, the Company combines its foreign subsidiaries that have non-U.S. dollar functional currencies. Non-U.S. dollar denominated assets and liabilities are translated to U.S. dollars at the exchange rate prevailing at the reporting date and income, expenses, gains and losses are translated using the average exchange rate throughout the period. Cumulative translation adjustments arising from the translation of non-U.S. dollar denominated operations are included as a component of Accumulated other comprehensive loss in the Consolidated Statements of Changes in Partners’ Capital.
Revenue and Expense Recognition
Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) and all related amendments using the modified retrospective method for all contracts, which requires a cumulative effect adjustment upon adoption. The Company concluded that there was no material impact to the recognition and measurement of its existing contracts with its customers upon adoption, and therefore, no adjustment to beginning retained earnings as of January 1, 2018 was recorded.
The impact of adoption on the Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2018 was a $0.5 million decrease to Revenues and a $0.6 million increase to Total expenses, resulting in a $1.1 million increase to Net loss, as compared to the Consolidated Statements of Operations and Comprehensive Loss without the adoption of ASU 2014-09.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
The change between the balances as reported under new and previous accounting guidance is related to the accounting for (i) certain fees, such as announcement fees, which were previously recognized upon the occurrence of an event, and now are partially deferred to the extent the corresponding performance obligations are not satisfied, and (ii) underwriting related non-compensation expenses, which were previously reported on a net basis and are now reported on a gross basis in both Revenues and Total expenses on the Consolidated Statements of Operations and Comprehensive Loss.
See Note 3—Revenue from Contracts with Customers for further information on contracts within the scope of ASU 2014-09.
Interest Income
The Company typically earns interest on cash at banks, which is recorded on an accrual basis.
Compensation and Benefits
Compensation and benefits expense consists of salaries, bonuses (discretionary awards and guaranteed amounts), severance, deferred compensation and equity-based compensation, as well as payroll and related taxes and benefits for the Company’s employees. Equity-based compensation is associated with the grants of equity-based awards to certain Partners providing services to the Company. In all instances, compensation expense is accrued over the requisite service period. Refer to Note 10—Compensation and Benefits for further information.
The Company accounts for equity-based compensation awards by expensing the estimated grant date fair value of the award on a straight-line basis over the requisite service period. The Company made an accounting policy election to account for forfeitures as they occur rather than by applying an estimated forfeiture rate at the time of grant.
Equity-based compensation costs are included in Compensation and benefits expense in the Consolidated Statements of Operations and Comprehensive Loss and within Partners’ Capital on the Consolidated Statements of Changes in Partners’ Capital.
Contingencies and Litigation
The Company records loss contingencies if (i) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the consolidated financial statements; and (ii) the amount of loss can be reasonably estimated. If one or both criteria for accrual are not met, but there is at least a reasonable possibility that a loss will occur, no accrual for a loss contingency is recorded. However the Company describes the contingency and provides detail, when possible, of the estimated potential loss or range of loss. If an estimate cannot be made, a statement to that effect is made. Costs incurred with defending matters are expensed as incurred. Accruals related to loss contingencies are recorded in Other income (expenses) in the Consolidated Statements of Operations and Comprehensive Loss.
Comprehensive Loss
Comprehensive loss consists of Net loss and Other comprehensive income (loss). The Company’s Other comprehensive income (loss) is comprised of foreign currency cumulative translation adjustments.
Recent Accounting Pronouncements
The Company has elected to adopt new or revised financial accounting standards at the time public companies are required to comply with the new or revised financial accounting standards.
Revenue Recognition – Revenue from Contracts with Customers—In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09. ASU 2014-09 updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. ASU 2014-09 also updates the accounting for certain costs associated with obtaining and fulfilling a

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Subsequent related updates provide clarification on certain revenue recognition guidance in the new standard. The standard was effective for the Company’s interim and annual periods beginning after December 15, 2017.
The Company has adopted ASU 2014-09 using the modified retrospective approach as of January 1, 2018, which requires a cumulative effect adjustment upon adoption. The Company’s implementation efforts included the identification of revenue streams subject to the guidance and the review of the customer contracts to determine the Company’s performance obligation and the associated timing of each performance obligation. Upon adoption, the Company concluded there was no material impact to the recognition and measurement of existing contracts with customers and related incremental costs to obtain or fulfil such contracts. Therefore, adoption of the standard did not require an adjustment to beginning retained earnings as of January 1, 2018.
Leases—Effective January 1, 2019, the Company adopted the new lease accounting standard, ASU 2016-02, Leases (“ASU 2016-02”) which requires lessees to recognize on its Balance Sheet (Statement of Financial Condition), assets and liabilities for all leases, other than the leases that meet the definition of short-term leases, at the option of the lessee.
The Company used the alternative transition approach which allows the guidance to be applied initially at the adoption date without restating comparative periods. The Company did not have a cumulative-effect adjustment to retained earnings as of the date of adoption. The Company elected the transition package of practical expedients to alleviate certain operational complexities related to the adoption, but has not elected the use of hindsight practical expedient. Following the adoption of the lease standard, the present value of the Company’s lease commitments for leases with terms of more than one year and related assets are reflected as Lease liabilities and Right-of-use lease assets on the Consolidated Statements of Financial Condition. The impact of adoption of the lease guidance as of January 1, 2019 did not have any material impact on the Consolidated Statements of Operations and Comprehensive Loss or Consolidated Statements of Cash Flows, but had the following impact on the Consolidated Statements of Financial Condition:

	Adoption
	December 31, 2018	Adjustments	January 1, 2019
Right-of-use lease assets	$—	$70,199	$70,199
Lease liabilities	—	78,394	78,394
Deferred rent	8,927	(8,927)	—
Prepaid expenses and other assets	28,959	(732)	28,227
See Note 4—Leases for additional information regarding the Company’s leases.
Credit Losses on Financial Instruments—In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 provides amendments to ASC 326, “Financial Instruments – Credit Losses,” which amend the guidance on the impairment of financial instruments and adds an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. On January 1, 2020 the Company adopted ASU 2016-13 using the modified retrospective approach by means of a cumulative-effect adjustment to decrease retained earnings by $0.2 million as of January 1, 2020.
Reference Rate Reform—In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (“ASU 2020-04”). ASU 2020-04 provides optional guidance for entities that are impacted by interest rate reform. Specifically, ASU 2020-04 allows for contracts under the scope of Topic 310 – Receivables to be accounted for prospectively with the updated interest rate, among other specifications for debt, derivative instruments and other contracts. ASU 2020-04 is effective for fiscal years, and interim periods within those fiscal years, beginning after

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
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December 15, 2022. Early application is permitted. The Company is evaluating the impact of this guidance on its condensed consolidated financial statements.
Debt with Conversion and Other Options—In August 2020, the FASB issued ASU No. 2020-06 Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 addresses the complexity associated with applying guidance for certain financial instruments with characteristics of liabilities and equity by amending the guidance on convertible instruments and derivatives scope exceptions for contracts in an entity’s own equity. For convertible instruments ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock which results in fewer embedded conversion features being separately recognized from the host contract. ASC 2020-06 also reduces the form-over-substance-based accounting conclusions for the derivatives scope exception for contracts in an entity’s own equity as well as making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance. ASU 2020-06 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2021 with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is evaluating the impact of this guidance on its condensed consolidated financial statements.
3.    Revenue from Contracts with Customers
The services provided under contracts with customers include transaction-related advisory services, fairness opinion services, research and trading services, and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. As discussed in detail below, each performance obligation meets the criteria for either over time or point in time revenue recognition. The following table disaggregates the Company’s revenue between over time and point in time recognition:

	Year Ended December 31,
	2020	2019	2018
Over time	$494,295	$503,052	$654,164
Point in time	24,691	30,245	47,825
Total revenues	$518,986	$533,297	$701,989
Additionally, the Company is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer. These fees and related reimbursements are recorded when incurred to the relevant expense item and Revenues, respectively, in the Consolidated Statements of Operations and Comprehensive Loss. Reimbursable expenses billed to clients was $6.5 million, $6.7 million, and $7.3 million for the years ended December 31, 2020, 2019, and 2018, respectively.
Transaction-related Advisory Services
The Company is contracted to provide different investment banking and advisory services that vary depending on the nature of the contract with each individual client. These transaction-related advisory services include, but are not limited to, providing financial advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, providing financial advice with regard to a restructuring of a client’s capital structure, which may or may not result in a court-approved bankruptcy plan, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors, and financial forecasting for potential transactions. Typically, the Company provides such advisory services to its customers to assist with corporate finance activities such as mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. In most circumstances, the Company considers the nature of the promises in its advisory contracts to comprise of a single performance obligation of providing advisory services to its customers. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the customer.
The Company recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the Company’s advisory revenue is recognized over time. However, certain performance obligations may be recognized at a point in time if the performance obligation represents a singular objective that

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does not transfer any notable value until formally completed, such as when issuing fairness opinions, which are further discussed below. The Company provides its advisory services on an ongoing basis, which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Company’s clients continuously benefit from its counsel as the Company is providing financial and strategic advice throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits.
Although the Company’s transaction-related advisory services meet the criteria for over time revenue recognition, the fee structures often involve an “all or nothing” consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Company’s influence, such as third-party negotiations, court approval, and shareholder votes. Accordingly, a large portion of the fees associated with these services is constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period.
In some cases, a portion of the variable fees may be deferred based on the services remaining to be completed, if any (e.g., when announcement fees are earned but additional services are expected to be provided until the transaction closes). The determination of when and to what extent to recognize variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone. Fixed fees specified in the Company’s contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed.
Payments for transaction-related advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of completion of the event and payment by the customer.
Fairness Opinion Services
Although the Company usually provides fairness opinion services in conjunction with and in the same contract as other transaction-related advisory services, fairness opinion services are considered to be a separate performance obligation in such contracts because they could be obtained separately, and the Company is able to fulfill its promise to transfer transaction-related advisory services independent from its promise to provide fairness opinion services. The Company typically charges a separate, fixed fee associated with fairness opinion services that represents the standalone selling price of the fairness opinion services. The fee is recognized at the point in time at which the fairness opinion is delivered rather than over the period of time during which the services are being performed because the customer does not simultaneously receive and consume the benefit of the Company’s performance to provide the fairness opinion but rather receives the benefit upon delivery of the fairness opinion itself. Payments for fairness opinion services are generally due upon delivery of the fairness opinion. The Company recognizes a receivable between the date of delivery of the fairness opinion and payment by the customer.
Research and Trading Services
The Company, through a multitude of work products, provides research on the energy industry and related equity and commodity markets and also produces research on topical issues within the energy sector. The Company’s research clients continuously benefit from the research provided throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits. Recipients of this research compensate the Company for these market insights in two ways—either by direct payment (the amount of which is typically at the customer’s discretion based upon the perceived value of the research services provided) or through trades directed through the Company’s trading desk (for commission generation) or through third-party commission sharing agreements. These services are sometimes referred to as “soft-dollar arrangements,” and the amount of payment is typically based on a percentage of commission income generated from the customer’s trades executed by the Company. The commission per share and volume of trades are at the customer’s discretion based upon the perceived value of the research services and trade execution provided. Generally, the Company does not provide trading services separate and apart from research services (i.e., customers do not typically execute trades through the

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Company in the normal course of business; rather, trade execution is used as a means to be compensated for research services).
Because fees received for research services, and any associated trading services, are typically at the complete discretion of the customer and are based on the value the customer perceives in the research services provided, the entire transaction price associated with such services is variable. Accordingly, because of the broad range of possible outcomes and the inability to predict the value the customer will ascribe to such services, the Company fully constrains the revenue associated with research services, and any associated trading services, until the uncertainty associated with the variable consideration is subsequently resolved, which is typically upon the earlier of receiving an invoice request from the client or receiving payment from the client.
Underwriting Services
Revenue associated with underwriting services includes management fees, selling concessions and underwriting fees attributable to public and private offerings of equity and debt securities. The nature of the Company’s underwriting services is raising capital on behalf of an issuer and therefore is typically accounted for as a single performance obligation. A separate performance obligation is identified in instances in which the contract with the customer includes an over-allotment option. The Company’s underwriting services generally do not meet any of the requirements for revenue to be recognized over time and, therefore, the Company typically recognizes underwriting revenue on the pricing date of the offering, which is when the Company receives the pricing wire communication from the lead underwriter detailing the underwriting fees to which the Company is entitled. Similarly, the performance obligation associated with the over-allotment is satisfied at the point in time at which the option is exercised.
The Company’s role in underwriting commitments is usually as a co-manager or bookrunner, rather than as the lead underwriter. Accordingly, the Company estimates its share of transaction-related expenses incurred by the underwriting syndicate on the pricing date of the offering and presents these expenses gross within Travel and related expenses in the Consolidated Statements of Operations and Comprehensive Loss. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.
Contract Costs
Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services and are typically expensed as incurred as these costs are related to performance obligations that are satisfied over time.
Remaining Performance Obligations and Revenue Recognized from Past Performance
As of December 31, 2020, the aggregate amount of the transaction price allocated to performance obligations yet to be satisfied is $18.0 million and the Company generally expects to recognize this revenue within the next twelve months. Such amounts primarily relate to the Company’s performance obligations of providing transaction-related advisory services and fairness opinion services.
During the years ended December 31, 2020, 2019, and 2018, the Company recognized revenue of $177.4 million, $217.9 million, and $322.8 million, respectively, related to performance obligations that were satisfied or partially satisfied in prior periods, mainly due to constraints on variable consideration in prior periods being resolved. Such amounts related primarily to the Company’s performance obligations of providing transaction-related advisory services.
Contract Balances
The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

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The Company records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g., receipt of certain announcement, retainer or upfront fees before the performance obligation has been fully satisfied). As of December 31, 2020 and 2019, the Company recorded $10.6 million and $1.7 million, respectively, for these contract liabilities which are presented as Deferred revenue within the Consolidated Statements of Financial Condition. For the years ended December 31, 2020, 2019, and 2018, $1.7 million, $1.6 million and $0.4 million, of the respective beginning deferred revenue balance was recognized as revenue and was primarily related to the Company’s transaction-related advisory services performance obligations, which are recognized over time.
Allowance for Credit Losses
The allowance for credit losses activity for the years ended December 31, 2020, 2019, and 2018 is as follows:

	Year Ended December 31,
	2020	2019	2018
Beginning Balance(1)	$1,924	$—	$—
Bad debt expense	2,991	2,270	400
Write-offs	(3,588)	(540)	(400)
Foreign currency translation and other adjustments	(282)	6	—
Ending Balance	$1,045	$1,736	$—
__________________
(1)Beginning balance for the year ended December 31, 2020 includes the cumulative adjustment of $0.2 million which reflects the increase in the Company’s Allowance for Credit Losses as a result of the use of the current expected credit loss model related to the adoption of ASU 2016-13 on January 1, 2020. See Note 2 Summary of Significant Accounting Policies for further information.
4.    Leases
The Company leases office space and certain office equipment under operating lease agreements. The Company’s office lease terms range from 5 to 20 years while the office equipment leases range from 1 to 5 years.
The Company determines if an arrangement or contract is a lease at inception and does not separate lease and non-lease components of the contract. Beginning January 1, 2019, the Company recorded the present value of its commitments for leases with terms of more than one year on the Consolidated Statements of Financial Condition as a right-of-use asset with the corresponding liability. Right-of-use assets are subject to certain adjustments for lease incentives, deferred rent and initial direct costs. As allowed with practical expedient in ASC 842, the Company elected not to separate lease components and non-lease components in calculating the net present value of the lease payments on office space and office equipment leases. Thus the measurement of the right-of-use asset and corresponding lease obligation use one single combined component. All leases were determined to be operating leases. Right-of-use assets represent the Company’s right to use the underlying assets for their lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from these leases. The Company’s lease agreements do not contain any residual value guarantees. Lease expense is recognized on a straight-line basis over the lease term for new leases and over the remaining lease term for existing leases already in place at January 1, 2019 (date of adoption).
The implicit discount rates used to determine the present value of the Company’s leases are not readily determinable, thus, the Company uses its incremental borrowing rate to determine the present value of its lease payments. The determination of an appropriate incremental borrowing rate requires significant assumptions and judgement. The Company’s incremental borrowing rate was calculated based on the Company’s recent debt issuances and market conditions at the time of adoption or upon entering into a new lease, as applicable. The Company scales the rates appropriately depending on the term of the leases. Renewal and termination terms of the Company’s leases vary depending on the lease. The Company estimates the expected lease terms by assuming the exercise of renewal options and extensions where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal or extension is at the sole

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
discretion of the Company. Certain lease agreements are secured by security deposits, which are reflected in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition.
In conjunction with the Separation, the Company entered into sublease agreements for a portion of its Houston and New York office space with the Asset Management business through 2027 and 2022, respectively. These subleases are considered operating leases. The subleases do not include renewal options and the Company has the right to terminate these subleases for any reason after giving 90 days prior written notice. Sublease revenue is recognized on a straight-line basis over the term of the lease. As allowed with practical expedient in ASC 842, the Company elected not to separate lease components and non-lease components (electricity charges) for these subleases. See additional information regarding these subleases at Note 12—Related Party Transactions.
In July 2020, the Company modified the terms of its New York office space lease by shortening the lease term of certain floor space and extending the contractual lease term of other floor space. These contractual changes were treated as a modification of the original lease. The modified lease was reassessed and continues to be considered an operating lease. The lease liability was remeasured as of the modification date and resulted in a corresponding adjustment to the right of use asset as well as a $0.1 million gain which was recognized as Other income (expense) on the Condensed Consolidated Statements of Operations and Comprehensive Loss.
In December 2020, the Company modified the terms of its Calgary office space lease extending the lease term, expanding the office space and amending the annual rent of the original space. The amendment also provided for a tenant incentive allowance to be used to build out the space. These contractual changes were treated as a modification of the original lease. The modified lease was reassessed and continues to be considered an operating lease. The lease liability was remeasured as of the modification date and resulted in a corresponding adjustment to the right of use asset.
Other information as it relates to the Company’s operating leases is as follows:

	Year Ended December 31,
	2020	2019
Weighted-average discount rate - operating leases	4.07%	4.08%
Weighted-average remaining lease term - operating leases	3.99 years	4.5 years

	Year Ended December 31,
	2020	2019
Operating lease cost	$19,486	$19,657
Variable lease cost	6,145	5,592
Sublease revenue - operating leases	(3,942)	(3,366)
Total net lease cost	$21,689	$21,883

Cash paid for lease obligation	$21,532	$21,545
For the year ended December 31, 2018, aggregate rent expense was $17.3 million which is included in Rent and occupancy on the Consolidated Statements of Operations and Comprehensive Loss.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
As of December 31, 2020, the maturities of the undiscounted operating lease liabilities for which the Company are as follows:

Years Ending:	Operating Leases	Sublease Income	Net Payments
2021	$20,032	$2,509	$17,523
2022	19,635	378	19,257
2023	9,155	188	8,967
2024	4,960	192	4,768
2025	3,462	195	3,267
Thereafter	5,966	334	5,632
Total minimum lease payments	63,210	$3,796	$59,414
Less: Imputed Interest	(4,981)
Total lease liabilities	$58,229
5.    Goodwill and Intangible Assets
Goodwill
In connection with the TPH Business Combination, the Company recorded goodwill in the amount of $34.4 million. Goodwill represents the Advisory business’ portion of goodwill which is based on the relative fair value of the TPH Advisory business as of the date of the TPH Business Combination. Goodwill is primarily attributable to the in-place workforce, which allowed the Company to continue serving its existing client base, begin marketing to potential clients and avoid significant costs reproducing the workforce. No goodwill is expected to be deductible for tax purposes. Based on the Company’s quantitative assessment for impairment, no goodwill impairment was recorded during the years ended December 31, 2020, 2019, and 2018.
Intangible Assets
Intangible assets related to the TPH Business Combination were recognized at their estimated fair values in accordance with ASC 350. The Company determined the fair value of the intangible assets based on the related projected future revenues as of the date of the TPH Business Combination. The determination of fair value involved the use of significant judgment and estimation. Below is the detail of the intangible assets acquired:

	December 31, 2020
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$47,400	$(19,355)	$28,045
Trade names and trademarks	18,400	(7,513)	10,887
Total	$65,800	$(26,868)	$38,932

	December 31, 2019
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$47,400	$(14,615)	$32,785
Trade names and trademarks	18,400	(5,673)	12,727
Total	$65,800	$(20,288)	$45,512
The intangible assets are amortized over an average useful life of 10 years. For each of the years ended December 31, 2020, 2019, and 2018, intangible amortization expense was $6.6 million, which is included in Depreciation and amortization in the Consolidated Statements of Operations and Comprehensive Loss. Amortization of intangible assets held at December 31, 2020 is expected to be $6.6 million for each of the years ending December 31, 2021, 2022, 2023, 2024, and 2025. These intangible assets will be fully amortized by November 30, 2026.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
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6.    Regulatory Requirements
The Company has a number of subsidiaries registered as broker-dealers with regulatory agencies in their respective countries, including the SEC, FINRA, IIROC, ACPR and the FCA. These subsidiaries are subject to various minimum net capital requirements as outlined below. None of these subsidiaries hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers, and as such are all exempt from the SEC Customer Protection Rule (Rule 15c3-3).
Perella Weinberg Partners LP (“PWP LP”) and TPH Securities, as subsidiaries of the Company, are and Tudor, Pickering, Holt & Co. Advisors LP (“TPH Advisors”), as a subsidiary of the Company prior to its merger with PWP LP was, subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). As of December 31, 2020 and 2019, PWP LP, TPH Securities and TPH Advisors had combined net capital of $54.8 million and $57.1 million, respectively, which were $52.9 million and $56.0 million in excess of their combined individual minimum capital requirements as of each respective year. Effective January 1, 2021, TPH Advisors merged with PWP LP and became one operating entity as part of an internal reorganization. There was no material impact to regulatory requirements as a result of this reorganization.
Perella Weinberg Partners UK LLP (“PWP UK LLP”) undertook an ordinary course reorganization in order to simplify and streamline its global structure and for regulatory reasons (the “UK Reorganization”). As part of this reorganization, effective March 31, 2020, the business of PWP UK LLP was transferred to a new limited liability company, Perella Weinberg UK Ltd (“PWP UK Ltd”) following receipt of the FCA’s approval for the change of legal status. PWP UK Ltd is and prior to the UK Reorganization, PWP UK LLP was subject to FCA capital adequacy rules. As of each of the years ended December 31, 2020 and 2019, PWP UK Ltd and PWP UK LLP, respectively had equity of £31.9 million and £28.5 million, which was £20.0 million and £19.0 million, respectively, in excess of its minimum capital requirement. Tudor, Pickering, Holt & Co. International, LLP was not subject to FCA regulations for the periods presented as it was approved for delicensing by the FCA on April 26, 2018 and placed into liquidation in September 2019.
Tudor, Pickering, Holt & Co. Securities Canada, ULC (“TPH Canada”) is subject to the IIROC Dealer Member Rule 17 regarding minimum capital requirements. At December 31, 2020 and 2019, TPH Canada had total equity of C$7.8 million and C$3.8 million, respectively, which was C$7.5 million and C$3.5 million, in excess of its minimum capital requirement for each respective year.
The ACPR license of Perella Weinberg Partners France S.A.S. (“PWP France”) became effective November 20, 2020; however, it was granted an exemption from regulatory reporting until March 2021. The broker-dealer is classified as an investment firm (entreprise d’investissement) and currently the minimum capital requirement is €50.0 thousand.
As a result of the minimum capital requirements and various regulations on these broker dealers, the capital of each subsidiary of the Company is restricted and may be unavailable to pay its creditors.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
7.    Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation and amortization and consist of the following as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Leasehold improvements	$49,718	$48,265
Furniture and fixtures	8,606	8,189
Equipment	35,293	33,501
Software	14,395	13,538
Total	108,012	103,493
Less: Accumulated depreciation and amortization	(90,823)	(82,831)
Fixed assets, net	$17,189	$20,662
Depreciation expense related to fixed assets was $7.3 million, $7.8 million, and $7.6 million for the years ended December 31, 2020, 2019, and 2018, respectively. Amortization expense related to software development costs was $1.7 million, $1.5 million, and $2.1 million for the years ended December 31, 2020, 2019, and 2018, respectively.
8.    Income Taxes
The Company is treated as a partnership for U.S. federal and state income tax purposes, with certain exceptions. TPH Canada, PWP UK Ltd, PWP France and Perella Weinberg GmbH (“PWP Germany”) are treated as corporations in their respective foreign jurisdictions. The limited partners of the Company are individually liable for taxes on their allocable share of the Company’s taxable income or loss. The net tax basis in the Company’s assets and liabilities is less than the reported amounts on the financial statements by approximately $2.2 million and $38.2 million respectively, as of December 31, 2020 and 2019.
For the nine months ended September 30, 2019 and the year ended December 31, 2018, TPH Securities was treated as a C corporation for federal, state, and local income tax purposes. As of October 1, 2019, TPH Securities converted to a Texas limited liability company and is now treated as a disregarded entity for federal, state, and local income tax purposes. As such, previously recorded net deferred tax assets associated with TPH Securities have been written off during the year ended December 31, 2019.
Federal Income Taxes - For the nine months ended September 30, 2019 and the year ended December 31, 2018, TPH Securities was a C corporation and the Company’s only taxable subsidiary for U.S. federal income tax purposes.
State and Local Taxes - The Company is subject to New York City unincorporated business tax (“UBT”). The Company is also subject to Texas franchise tax which is based on modified gross revenue. For the nine months ended September 30, 2019 and the year ended December 31, 2018, TPH Securities was subject to state and local corporate income tax in Colorado, New York, and New York City.
Foreign Income Taxes - TPH Canada, PWP UK Ltd, PWP France and PWP Germany are subject to corporate income tax in their respective foreign jurisdictions.
The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
Income (loss) before income taxes	2020	2019	2018
U.S.	$(33,803)	$(176,157)	$(125,910)
Non-U.S.	12,914	14,561	2,695
Income (loss) before income taxes	(20,889)	(161,596)	(123,215)

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
The current and deferred components of the income tax provision for the years ended December 31, 2020, 2019, and 2018 are as follows:

	Year Ended December 31,
	2020	2019	2018
Current
Federal	$—	$—	$44
State	(1,427)	(1,480)	(2,106)
Foreign	(2,615)	(252)	(73)
Total current income tax benefit (expense)	(4,042)	(1,732)	(2,135)
Deferred
Federal	—	(627)	(471)
State	—	(64)	64
Foreign	589	—	—
Total deferred income tax benefit (expense)	589	(691)	(407)
Total income tax benefit (expense)	$(3,453)	$(2,423)	$(2,542)
The following is a reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate for the years ended December 31, 2020, 2019, and 2018:

	Year Ended December 31,
	2020	2019	2018
Statutory U.S. Federal income tax rate	21.00%	21.00%	21.00%
Partnership income (loss) not subject to corporate tax	(21.00%)	(21.11%)	(21.38%)
State income taxes, net of federal benefit	(6.83%)	(0.94%)	(1.63%)
Foreign income taxes, net of federal benefit	(9.70%)	(0.16%)	(0.06%)
TPH Securities conversion	—%	(0.25%)	—%
Meals and entertainment	—%	—%	(0.06%)
Alternative Minimum Tax credit	—%	—%	0.07%
Other, net	—%	(0.04%)	—%
Effective income tax rate	(16.53%)	(1.50%)	(2.06%)
Current tax receivables and payables are included in Prepaid expenses and other assets and Accounts payable, accrued expenses and other liabilities, respectively, on the Consolidated Statements of Financial Condition.
Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and tax purposes. As of December 31, 2020 and December 31, 2019, the Company had deferred tax assets, net of $1.2 million and $0.0 million, respectively. Upon TPH Securities’ conversion to a limited liability company during the year ended December 31, 2019, the Company wrote off the previously recorded net deferred tax assets. As it relates to the deferred tax asset for TPH Canada, the Company concluded that the weight of historical evidence in the form of cumulative losses should be greater than the weight given to projections of future income, which cannot be substantiated until earned. As such, a full valuation allowance was recorded on the TPH Canada deferred tax asset. The balance of the valuation allowance was $1.0 million and $1.3 million as of December 31, 2020 and 2019, respectively. The Company believes that the realization of the remaining deferred tax assets is probable based on expectations of future taxable income in the jurisdiction in which it operates; therefore no additional valuation allowance has been recorded.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Deferred income taxes resulted from the following temporary differences as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Deferred tax asset
Operating Lease Liabilities	$52	$—
Deferred Compensation	604	—
Fixed Assets	537	—
Foreign tax loss carryforward	987	1,255
Other	98	—
Deferred tax assets before valuation allowance	2,278	1,255
Valuation allowance	(1,024)	(1,255)
Total deferred tax assets	1,254	—
Deferred tax liability
Operating Lease Right of Use Assets	(40)	—
Total deferred tax liability	(40)	—
Deferred tax assets, net	$1,214	$—
The Company is subject to taxation in certain U.S. federal, state, local, and foreign jurisdictions. As of December 31, 2020, the Company’s tax years for 2020, 2019, 2018 and 2017 are generally subject to examination by the taxing authorities. TPH Securities is no longer subject to Texas franchise tax or Colorado corporate income tax examination for years after 2019 or before 2016.
The Company evaluated its tax positions and concluded there are no significant uncertain tax positions requiring recognition, measurement or disclosure in the consolidated financial statements as of December 31, 2020 and 2019. The Company does not expect the assessment of uncertain tax positions to significantly change in the next 12 months. During the years ended December 31, 2020, 2019, and 2018, no unrecognized tax benefits, or corresponding interest and penalties, have been recorded based on management’s analysis of the Company’s tax positions for all open tax years.
9.    Debt
The following is a summary of the Company’s debt as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Convertible Notes, due 2026	$150,000	$150,000
Revolving Credit Facility, due April 1, 2022, modified Senior Term Loan	27,690	37,690
Total debt facilities	177,690	187,690
Unamortized debt discounts and issuance costs	(30,725)	(34,689)
Total debt, net	$146,965	$153,001
Convertible Notes
The Company issued 7.0% subordinated unsecured convertible notes with a principal amount of $150.0 million (“the Convertible Notes”) under a Note Purchase Agreement (the “Original NPA”) executed in conjunction with the TPH Business Combination on November 30, 2016 (the “Closing Date”). The Convertible Notes are due on November 30, 2026 (the “Maturity Date”). Interest payments are due quarterly; however, until the fifth anniversary of the Closing Date, the Company may elect to defer its payment of interest up to eight separate times. In the event of such delayed election, the interest rate on the Convertible Notes will automatically increase to 9.0% per annum until all delayed interest has been paid in full. No such election was made during the years ended December 31,

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
2020 and 2019. Certain of the Convertible Note holders (each herein referred to as a “Holder”) are Partners, refer to Note 12—Related Party Transactions for further information.
In conjunction with the Separation in February 2019, the Company amended the Original NPA (the “NPA First Amendment”). In connection with the NPA Amendment, the Company also entered into letter agreements (the “Letter Agreements”) with Holders representing approximately substantially all of the total outstanding $150.0 million aggregate principal amount of our Convertible Notes (collectively, the “Letter Agreement Noteholders”), pursuant to which the Letter Agreement Noteholders will have the option, upon certain events, to either tender for redemption their Convertible Notes for cash or exercise their conversion rights with respect to their Convertible Notes, in each case pursuant to the terms described in such Letter Agreements. In July 2020, the Company and the requisite holders of the Convertible Notes executed a second amendment to the NPA with respect to certain technical amendments relating to its financial covenants (the “NPA Second Amendment” and, together with the Original NPA and the NPA First Amendment, as amended, the “Existing NPA”).
In conjunction with executing the business combination agreement with FinTech IV in December 2020, the Company entered into a third amendment to the Existing NPA (the “NPA Third Amendment and, together with Existing NPA, as amended, the “NPA”)reflecting the consent from the requisite holders of the Convertible Notes to the business combination and related internal reorganization steps that would be concurrently consummated and making (i) related amendments to various restrictive covenants and related definitions in the NPA and (ii) related clarifications to the redemption and conversion provisions. In connection with the NPA Third Amendment the Company has also entered into new letter agreements (the “2020 Letter Agreements”) with all of the holders of the Convertible Notes, (which amended and restated their existing 2019 Letter Agreements), pursuant to which all of the holders (the “Redeeming Holders”) have agreed to collectively tender for redemption $150 million aggregate principal amount of their Convertible Notes (such Convertible Notes, the “Redeemed Notes”) for cash. Pursuant to the terms of the 2020 Letter Agreements, the Redeeming Holders have agreed not to convert their Convertible Notes in connection with the business combination agreement with FinTech IV.
Redemption - Upon a monetization event (public offering, a public sale transaction, liquidation or change of control), the Company will redeem all of the outstanding Convertible Notes at the then outstanding principal amount plus all accrued and unpaid interest plus, in the case of a liquidation or a change of control that is not a public sale transaction, an applicable premium set forth in the NPA.
The Redeeming Holders will be entitled to receive, on the closing date of the business combination (or if the business combination with FinTech IV not consummated, certain other alternative transactions including another potential business combination or initial public offering), a redemption price equal to 100% of the principal amount (plus, with respect to any Redeeming Holder owning at least $5.0 million principal amount of Convertible Notes, an applicable premium based on a discounted U.S. treasury rate), and accrued and unpaid interest to, but excluding, the closing date of the business combination (or other alternative transaction). In addition, each Redeeming Holder will also be entitled to receive a “top-up” payment (the “Top-Up Payment”), on the date that is 45 days following the closing date of the business combination (or other alternative transaction), in an amount equal to the excess, if any, of (i) the value of the Company’s Class A partnership units that would have been issued upon conversion of such Redeeming Holder’s Redeemed Notes using the then applicable conversion rate (assuming the value of each Class A partnership unit is equal to the five-day volume weighted average price at which the public company’s Class A common stock trades on the 30th calendar day following the closing date of the business combination (or other alternative transaction) (the “5-Day VWAP”)) plus the aggregate amount of accrued and unpaid interest on such Redeemed Notes, to but excluding the closing date of the business combination (or other alternative transaction), over (ii) the redemption price paid on the closing date of the business combination (or other alternative transaction) described above. The Top-Up Payment may be made, in the Company’s sole discretion, in cash or shares of the combined company’s Class A common stock or any combination thereof. The number of shares of the public company’s Class A common stock issued in satisfaction of the Top-Up Payment will be determined based on the 5-Day VWAP
Prior to November 30, 2021, the Company has no right to redeem the Convertible Notes other than in connection with the business combination (or other alternative transaction) as described in the 2020 Letter Agreements described above, or upon certain other monetization events (public offering, a public sale transaction,

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
liquidation or change of control). On or after November 30, 2021, the Company may, at its option, at any time, redeem all or a portion of the outstanding Convertible Notes at the then outstanding principal amount plus up to a 5.0% premium. Additionally, at each anniversary of the Closing Date, commencing November 30, 2022, the Company will offer to redeem up to $30.0 million aggregate principal amount of the Convertible Notes then being redeemed, plus all accrued and unpaid interest thereon. As of December 31, 2020 and 2019, none of the Convertible Notes were redeemed.
Optional Conversion - On or prior to the Maturity Date, each Holder has the right at any time to convert all or a portion of their portion of the Convertible Notes into the Company’s common units at the conversion rate (as set forth in the NPA), plus an amount in cash equal to accrued and unpaid interest. Prior to the NPA First Amendment, the conversion rate prior to November 30, 2021 would have been 0.7073334 common units of the Company (which, at the time, included both the asset management and advisory businesses) per $1,000 principal amount of Convertible Notes (10.61% of the outstanding common equity, on a fully diluted basis) and the conversion rate after November 30, 2021 would have been 0.8280600 common units per $1,000 principal amount of Convertible Notes (12.20% of the outstanding common equity on a fully diluted basis). The optional conversion was evaluated and deemed to be both beneficial and significant to require separation. The estimated intrinsic value of the Beneficial Conversion Feature (“BCF”) was measured at the most favorable conversion terms and determined to be $32.7 million as of the Closing Date. The recognition of the BCF created a discount on the Convertible Notes with an offsetting increase to Partners’ capital. The BCF discount is amortized to interest expense using the effective interest method and based on the Maturity Date.
Under the terms of the NPA First Amendment, the reorganization was deemed to be a distribution of the asset management business to investors, which triggered an adjustment to the Conversion Rate of the Convertible Notes under the terms of NPA. The Conversion Rate was adjusted to 0.8679094 Common Units per $1,000 principal amount of Convertible Notes (12.71% of the outstanding common equity, on a fully diluted basis) until November 30, 2021 or if the Convertible Notes have not been redeemed on or prior to November 30, 2021, thereafter, 1.0203869 Common Units per $1,000 principal amount of Notes (14.62% of the outstanding common equity, on a fully diluted basis), subject to adjustment as set forth in the NPA. As the adjustment to the Conversion Rate represents a standard antidilution provision designed to maintain the value of the conversion feature rather than provide incremental value to the holders of the Convertible Notes, no gain or loss was recognized. As a result of the NPA First Amendment, the Company incurred $0.2 million in fees that were capitalized and will be amortized over the remaining term of the Convertible Notes. Applicable only to the period after the Separation and before the business combination (or other alternative transaction), the NPA names PWP Capital Holdings LP as a guarantor of the Convertible Notes and requires that financial covenants be determined on a combined basis with the results of both the Company and PWP Capital Holdings LP for the applicable periods ended. Additional amendments were made as a result of the NPA Second Amendment and NPA Third Amendment; however, none of these amendments resulted in a change to the Convertible Notes’ principal amount, interest rates, or the maturity date. As of December 31, 2020 and 2019, none of the Convertible Notes were converted.
To the extent that the Company does not consummate the business combination (or other alternative transaction), then the Convertible Notes will remain outstanding and the holders of the Convertible Notes will continue to have the conversion rights described under “Optional Conversion” above.
Debt Discount and Issuance Costs - A portion of the Convertible Notes was issued at a 5.0% original issue discount in the amount of $5.8 million coupled with a 3.0% commitment fee in the amount of $3.5 million. In addition to the discount and commitment fees, the Company incurred debt issuance costs of approximately $0.9 million in relation to the NPA. The debt discounts and issuance costs are amortized using the effective interest method over the term of the Convertible Notes.
The effective interest rate of the Convertible Notes, considering the cash coupon rate of 7.0% as well as amortization of the BCF discount, debt discount and issuance costs, was 11.95%, 11.95%, and 11.92% for the years ended December 31, 2020, 2019, and 2018, respectively. The aggregate interest expense related to the Convertible Notes was $14.1 million, $13.8 million, and $13.4 million during the years ended December 31, 2020, 2019, and 2018, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Credit Agreement – Senior Term Loan modified to Revolving Credit Facility
In conjunction with the TPH Business Combination, the Company entered into a credit agreement with Cadence Bank, N.A. (“Cadence Bank”) dated November 30, 2016 (the “Credit Agreement”) through which the Company borrowed an aggregate $50.0 million (the “Senior Term Loan”). The Senior Term Loan was due on December 31, 2021. In December 2018, the Company amended the Credit Agreement (the “First Amendment”) and modified the outstanding principal and interest balance under the Senior Term Loan to a revolving credit facility (the “Revolving Credit Facility”) with a line of credit of $50.0 million available through December 31, 2021. At the time of the First Amendment, the Company had $27.7 million outstanding under the Revolving Credit Facility. During the years ended December 31, 2020 and 2019, the Company made principal payments on the Revolving Credit Facility of $32.0 million and $10.0 million as well as drawdowns of $22.0 million and $20.0 million respectively. No principal payments were made during 2018. Applicable only to the period after the Separation and before the initial public offering of Perella Weinberg Partners, the first Amendment names PWP Capital Holdings LP as a guarantor of the Revolving Credit Facility and requires that financial covenants be determined on a combined basis with the results of both the Company and PWP Capital Holdings LP for the applicable periods ended.
Prior to the First Amendment, the Senior Term Loan bore interest at a rate per annum equal to either the variable Eurodollar Rate (or London Interbank Offered Rate, LIBOR) or a variable Base Rate (defined as the higher of the (i) Federal Funds Rate plus ½ of 1.0%; (ii) Cadence Bank prime rate; or (iii) Eurodollar Rate plus 1.0%) plus a rate which varies by the Company’s leverage ratio, as noted in the table below.

Applicable Rate
Combined Leverage Ratio	Eurodollar Rate	Base Rate
< 0.50 : 1.00	2.75%	1.75%
≥ 0.50 : 1.00, but < 1.50 : 1.00	3.00%	2.00%
≥ 1.50 : 1.00	3.25%	2.25%
Prior to the First Amendment, interest payments were due in one, two, three or six-month intervals as selected by the Company, while principal payments were due quarterly beginning June 30, 2017 through December 31, 2021.
Subsequent to the First Amendment, interest payments are due in one, two, three or six-month intervals as selected by the Company. The Revolving Credit Facility bears interest at a rate per annum equal to either the variable Eurodollar Rate (or London Interbank Offered Rate, LIBOR) or a variable Base Rate (defined as the higher of the (i) Federal Funds Rate plus ½ of 1.0%; (ii) Cadence Bank prime rate; or (iii) Eurodollar Rate plus 1.0%) plus a rate which varies by the Company’s leverage ratio, as noted in the table below.

Applicable Rate
Combined Leverage Ratio	Eurodollar Rate	Base Rate
< 0.50 : 1.00	2.50%	1.50%
≥ 0.50 : 1.00, but < 1.50 : 1.00	2.75%	1.75%
≥ 1.50 : 1.00	3.00%	2.00%
On November 11, 2020, the Company amended its Revolving Credit Facility for the second time by extending the maturity date from December 31, 2021 to April 1, 2022.
On December 28, 2020, the Company amended its Revolving Credit Facility for a third time by expressly permitting the transactions contemplated by the proposed business combination with FinTech IV.
The weighted average interest rate for the Revolving Credit Facility and Senior Term Loan for the years ended December 31, 2020, 2019, and 2018 was 3.02%, 4.95%, and 4.88%, respectively.
Debt Issuance Cost—The Company incurred $1.7 million in issuance costs related to the Senior Term Loan upon execution of the original Credit Agreement. These issuance costs were being amortized to interest expense using the effective interest method over the life of the Senior Term Loan. The amendments described above were accounted for as modifications as opposed to a debt extinguishment in accordance with U.S. GAAP. As such, the

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
debt issuance costs related to the original Senior Term Loan as well as the additional $0.1 million fees paid to Cadence to amend the facility are being amortized using the effective interest method to interest expense over the amended remaining term of the Revolving Credit Facility. Fees paid to third party vendors to facilitate the amendments were expensed as incurred. The effective interest rate of the Revolving Credit Facility and Senior Term Loan taking into account these issuance costs was 3.93%, 6.48%, and 6.10% for each of the years ended December 31, 2020, 2019, and 2018, respectively. Interest expense related to the Revolving Credit Facility and Senior Term Loan was $1.6 million, $1.6 million, and $1.7 million during the years ended December 31, 2020, 2019, and 2018, respectively.
Aggregate maturities of the principal amounts of all indebtedness, excluding unamortized issuance and discount costs, as of December 31, 2020 are as follows:

Years Ending:
2021	$—
2022	57,690
2023	30,000
2024	30,000
2025	30,000
Thereafter	30,000
$177,690
10.    Compensation and Benefits
Compensation includes salaries, bonuses (discretionary awards and guaranteed amounts), severance, deferred compensation and equity-based compensation. In all instances, compensation expense is accrued over the requisite service period.
Equity-Based Compensation Plans
The Company’s ownership structure is comprised of ILP interests and SLP interests, which collectively represent equity of the Company. Holders of ILP and SLP interests are entitled to receive distributions of allocations of net profits and losses (and items thereof) of the Company, as defined in the Company Limited Partnership Agreement (the “LPA”), as amended and restated from time to time. The ILP interests represent contributed capital to the Company and are not subject to vesting or service requirements. Periodically, certain Partners supporting the Company’s operations are granted SLP interests (the “SLP awards”). The associated equity-based compensation expense from the SLP awards are included in Total compensation and benefits in the Consolidated Statements of Operations and Comprehensive Loss and on the Consolidated Statements of Financial Condition in Partners’ capital.
Concurrent with the TPH Business Combination, an initial tranche of SLP awards were granted to certain Partners supporting the Company’s operations. The initial tranche of the SLP awards generally vest over a three-year service period beginning on the grant date. Subsequent to the initial tranche, SLP awards are granted to Partners on a periodic basis in accordance with the LPA and generally vest over four years. In the event one of these Partners is terminated or leaves at will, prior to meeting their service requirement, all or a portion of their equity is forfeited and allocated to the other Partners in accordance with the LPA. The SLP has a right but not an obligation to repurchase the awards upon certain termination events.
During the year ended December 31, 2018, the SLP granted SLP awards in the amount of $4.6 million, which vest over a four year service period beginning on the grant date.
The measurement of the grant-date fair value requires the SLP to make estimates about future operating results and the appropriate risk-adjusted discount rates. The methods used to estimate the fair value of equity-based compensation include the market approach and the income approach, each of which involve a significant degree of judgment. Under the market approach, fair value is determined by multiplying earnings before interest and taxes, depreciation and amortization (“EBITDA”) and revenues by the relevant valuation multiple of comparable public

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
companies—adjusted for differences that impact comparability. Under the income approach, fair value is determined by converting future projected cash flows to a single present value amount (discounted) using current expectations about those future cash flows.
The following table presents the ranges of the significant assumptions used to develop the grant date fair value of these equity-based awards:

Range for the Year Ended December 31,
Valuation methodology	Significant assumptions	2018	2017
Income approach	Discount rate	9.90% - 10.80%	9.80% - 11.10%
Market approach	Income multiples	12.00 - 20.00	11.00 - 14.00
	Revenue multiples	2.25 - 4.00	2.25 - 4.25
	Growth rate	2.50% - 2.75%	2.50% - 2.75%
These assumptions could change in the future and may have a material impact on the estimate of the fair value.
On October 1, 2018, the Company modified certain of its existing SLP awards, and as a result of the modification, the Company will recognize incremental equity-based compensation expense of $74.6 million, which is subject to a graded vesting schedule over a five year service period beginning on October 1, 2018. In connection with the October 1, 2018 modification, the Company utilized a Monte Carlo simulation, in addition to the market and income approaches, to estimate the fair value of the SLP award modification. The following table presents the ranges of the significant assumptions used to develop the fair value estimate of this modification:

Valuation methodology	Significant assumptions	Range for October 1, 2018
Monte Carlo simulation	Risk-free interest rate	2.98%
	Expected volatility	30%
	Expected term of the awards granted during the period (years)	5
Income approach	Discount rate	9.90% - 10.80%
Market approach	Income multiples	12.00 - 20.00
	Revenue multiples	2.25 - 4.00
	Growth rate	2.50% - 2.75%
The risk-free interest rate selected was based on a five-year U.S. Treasury rate, which matches the expected term of the award. The stock price volatility selected was based upon an average of historical volatilities of comparable publicly traded companies in industries similar to the SLP, as the SLP does not have a basis for actual stock price volatility. Additionally, it was assumed that no dividends will be paid over the vesting period.
During the year ended December 31, 2019, the SLP granted SLP awards with a grant date fair value of $14.7 million. The fair value of these awards was estimated using the income approach and assumed a range of discount rates between 3.6% and 12.1%. During the year ended December 31, 2020, the SLP granted SLP awards with a grant date fair value of $6.4 million. The fair value of these awards was estimated using the income approach and assumed a range of discount rates between 3.8% and 11.2%. Under the income approach, fair value is determined by converting future projected cash flows to a single present value amount (discounted) using current expectations about those future cash flows.
During the year ended December 31, 2020, the Company modified certain SLP awards that were granted in 2016 by extending the vesting period and changing certain vesting provisions regarding termination, resignation or death/disability. The awards are considered probable of vesting both prior to and post modification and therefore the modification was considered a Type 1 modification. The award value at the time of modification was determined to be less than the original grant date fair value and as a result no additional Equity-based compensation expense was recognized due to the modification. Additionally, the Company elected to continue to recognize Equity-based compensation expense over the original vesting period.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
During the years ended December 31, 2020, 2019, and 2018, the Company recognized Equity-based compensation expense of $24.8 million, $193.3 million, and $199.1 million, respectively, related to vested awards. As of December 31, 2020, unrecognized equity-based compensation expense related to non-vested SLP awards was $41.0 million and is expected to be recognized over a weighted average service period of 2.71 years.
Deferred Compensation Programs
The Company has various deferred compensation plans. Some plans allow employees to defer cash payments for services performed in the past and some plans require future service. The Company recognizes compensation expense over the requisite service period. In addition, certain legacy plans required the Company to invest the deferred amounts into designated brokerage accounts at the employee’s discretion, while others allowed employees to make hypothetical investments in which their deferrals were deemed to be invested. The designated brokerage balances are reflected in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition. The Company maintains company-owned life insurance policies which are designed to offset a portion of the liability for the hypothetical investments of these legacy plans. The cash surrender value of these life insurance policies are also included in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition.
During the year ended December 31, 2019, the Company granted deferred compensation to certain Partners. These awards total approximately $8.8 million and vest on various dates between January 1, 2022 and January 1, 2023 or earlier upon the occurrence of certain events. Forfeiture of unvested grants occurs in the event of involuntary termination, and payment is due on various dates between April 2022 and April 2023 or earlier upon the occurrence of certain events. Also, during the years ended, December 31, 2019 and 2018, PWP UK LLP entered into deferred profit sharing arrangements with certain UK Partners in the amount of $3.4 million and $0.8 million, respectively. The deferred amounts will be paid to these UK Partners on various dates, commencing on December 31, 2020 through April 15, 2023. The liabilities under these plans transferred to PWP UK Ltd in conjunction with the UK Reorganization and transfer from PWP UK LLP to PWP UK Ltd. No awards were granted during the year ended December 31, 2020.
Deferred compensation liabilities will be paid at various intervals through 2025 and are presented within Deferred compensation programs on the Consolidated Statements of Financial Condition. During the years ended December 31, 2019 and 2018, $0.9 million and $1.7 million of these awards were forfeited. There were no forfeitures during the year ended December 31, 2020. Compensation expenses related to these deferred compensation plans was $5.8 million, $5.5 million and $1.0 thousand for the years ended December 31, 2020, 2019, and 2018 and are presented within Compensation and benefits in the Consolidated Statements of Operations and Comprehensive Loss.
Benefit Plans
The Company’s employees participate in employee benefit plans, which consists of defined contribution pension plans including (i) profit-sharing plans qualified under Section 401(k) of the Internal Revenue Code and (ii) a UK pension scheme for non-U.S. Partners and employees. All eligible U.S. employees of the Company are covered under a single defined contribution pension plan. The 401(k) plan allows qualifying U.S. employees to contribute their eligible compensation, subject to Internal Revenue Service (“IRS”) limits. The Company makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Company may also make a discretionary contribution for participants employed on December 31st of each year. The UK pension scheme allows non-U.S. employees to make a monthly pension contribution based on certain percentages as defined by their employment level. The Company provides a monthly match up to 10% based on employment level.
For the years ended December 31, 2020, 2019, and 2018, expenses related to the Company’s employee benefit plans were $4.5 million, $4.4 million, and $3.4 million, respectively, and are included in Compensation and benefits in the Consolidated Statements of Operations and Comprehensive Loss.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Separation and Termination Benefits
In the first and second quarters of 2020, the Company underwent a review of operations and headcount levels. As a result of this review, the Company made the decision to reduce employee headcount. In conjunction with such reduction, affected employees were offered a combination of separation and transition benefits (the “termination cost”). The total termination cost was approximately $6.0 million which was included in Compensation and benefits in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2020. These termination costs were fully recognized once the service requirement of the affected employees was complete. The termination benefits were substantially paid by December 31, 2020.
11.    Fair Value Measurements
Fair value is generally based on quoted prices, however if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument, the characteristics specific to the instrument and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily-available, actively-quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:
Level 1 - Unadjusted quoted prices are available in active markets for identical financial instruments as of the reporting date.
Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.
Level 3 - Pricing inputs are unobservable for the financial instruments and includes situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.
Fair Value of Financial Instruments
The following table summarizes the categorization and fair value estimate of the Company’s financial instruments that are measured on a recurring basis pursuant to the above fair value hierarchy levels as of December 31, 2020 and 2019:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Investments in mutual funds and other	$584	$—	$—	$584
Cash surrender value of company-owned life insurance	—	857	—	857
Total financial assets	$584	$857	$—	$1,441

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets
Investments in mutual funds and other	$688	$—	$—	$688
Cash surrender value of company-owned life insurance	—	918	—	918
Total financial assets	$688	$918	$—	$1,606
The Company had no transfers between fair value levels during each of the years ended December 31, 2020 and 2019.
The cash surrender value of company-owned life insurance is included in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition at the amount that could be realized under the contract as of December 31, 2020 and 2019, which approximates fair value.
As of December 31, 2019, the Company held investments related to certain deferred compensation plans but held no securities related to pending trades. As of December 31, 2020, the Company held investments related to a legacy deferred compensation program and securities. These amounts are included in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition.
During the third quarter of 2020, the Company obtained an investment in a private company for which there is no readily determinable fair value. The Company made the policy election under ASC 321 – Investments to carry the investment at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The balance of this investment as of December 31, 2020 was $0.6 million included in Prepaid expenses and other assets on the Condensed Consolidated Statements of Financial Condition.
12.    Related Party Transactions
Asset Management Business / PWP Capital Holdings LP
Prior to the Separation of the Asset Management business, PWP Holdings LP held a centralized cash pool and paid for shared costs including compensation for corporate support functions and non-compensation costs such as rent, occupancy, professional services, information technology and communication costs. Such costs were paid on behalf of the Asset Management business and allocated to the Asset Management business on a specific identification basis or on a pro-rata basis of headcount, relative usage or another basis depending on the nature of the expense. The balances of these costs paid on behalf of the Asset Management business are considered amounts due from related parties. The amounts due from the Asset Management business which were settled in cash are reflected as Due from related parties on the Consolidated Statements of Financial Condition.
In connection with the Separation, the Company entered into a transition service agreement (“the TSA”) with PWP Capital Holdings LP not to exceed 36 months following the Separation Date. Under the TSA, the Company agreed to provide certain services to PWP Capital Holdings LP and PWP Capital Holdings LP agreed to provide certain services to the Company. Either party to the TSA may terminate the agreement solely as it applies to the services it receives under the agreement with 90 days prior written notice. The services provided under the TSA primarily relate to administrative services such as human resources, compliance, information technology and certain finance functions. Additionally, the Company pays certain vendors for services that were previously contracted and are shared between PWP Capital Holdings LP and the Company until such time as separate terms can be reached with the vendors or the TSA terminates. Fees for services provided as well as a list of specified vendors are stipulated within the TSA. Payment for these services and the allocable share of vendor invoices are due and payable monthly within 45 days of receipt of the invoice. Late payments bear interest at the lessor of 10% per annum or the maximum rate allowed by law.
Sublease Revenue - In connection with the Separation, the Company subleases a portion of its office space at its New York and Houston locations to PWP Capital Holdings LP. Sublease rent payments are due monthly and are

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
based on PWP Capital Holdings LP’s pro-rata portion of the underlying lease agreements including base rent as well as other lease related charges. See additional information regarding the subleases at Note 4—Leases.
The amounts due from the PWP Capital Holdings LP are reflected as Due from related parties on the Consolidated Statements of Financial Condition for the periods presented.
The table below shows the components of related party revenues and expenses related to the TSA and sublease agreements included in the Condensed Consolidated Statements of Operations and Comprehensive Loss for the periods presented.

	Year Ended December 31,
	2020	2019	2018
Related party revenues
TSA revenue - Compensation related	$3,837	$4,280	$—
TSA revenue - Non-compensation related	1,484	1,164	—
Sublease revenue	3,942	3,366	—
Total related party revenues	$9,263	$8,810	$—
Related party expenses
TSA compensation expense (1)	$176	$588	$—
TSA non-compensation expense (2)	110	24	—
	$286	$612	$—
__________________
(1)TSA compensation expense is included in Compensation and benefits in the Consolidated Statements of Operations and Comprehensive Loss.
(2)TSA non-compensation expense is included in various financial statement line items in the Consolidated Statements of Operations and Comprehensive Loss.
Asset Management Revolver—In connection with the Separation, the Company entered into a revolving credit agreement with PWP Capital Holdings LP pursuant to which the Company agreed to provide PWP Capital Holdings LP with revolving loans of up to $30.0 million aggregate principal amount, with any borrowings subject to the Company’s consent in its sole discretion, the proceeds of which would be used for working capital and other general corporate purposes. Subsequent to the execution of the revolving credit agreement, the Company notified the Asset Management business that pursuant to its discretion under the intercompany borrowing facility, the Company would not consent to providing any loan under the agreement. No funding was provided in connection with this intercompany loan while it was in place. On November 10, 2020, the loan agreement was terminated.
Compensation Arrangements - In addition, PWP Capital Holdings LP has entered into an arrangement with an employee of the Company related to services provided directly to PWP Capital Holdings LP. With respect to services provided to PWP Capital Holdings LP, the amounts paid and payable to the employee now and in the future are recognized by PWP Capital Holdings LP. All compensation related to services this employee provides to the Company are included in Compensation and benefits in the Consolidated Statements of Operations and Comprehensive Loss.
Partner Promissory Notes
The Company loaned money pursuant to promissory note agreements (the “Partner Promissory Notes”) to certain Partners. The Partner Promissory Notes bear interest at an annual rate equal to the Federal Mid-Term Rate on an annual basis. The Partner Promissory Notes are due on various dates or in the event a partner is terminated or leaves at will. Repayment of the Partner Promissory Notes may be accelerated based on certain conditions as defined in the promissory note agreements and are primarily secured by the Partner’s equity interests in the Company or other affiliate. As the Partner Promissory Notes and associated interest receivable relate to equity transactions, they have been recognized as a reduction of Partners’ capital on the Consolidated Statements of Financial Condition in the amounts of $8.0 million and $7.9 million as of December 31, 2020 and 2019, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
During the year ended December 31, 2019 and in connection with the Separation, certain Partner Promissory Notes in the amount of $1.6 million were transferred from the Company to PWP Capital Holdings LP. No amounts were transferred during the years ended December 31, 2020 and 2018.
During the year ended December 31, 2019, $1.3 million of principal and interest was repaid to the Company from Partners and $1.8 million of additional Partner Promissory Notes were issued to certain Partners with terms similar to those previously described. No amounts related to the Partner Promissory Notes were repaid to the Company or newly issued by the Company for the years ended December 31, 2020 and 2018.
During the year ended December 31, 2018, $0.3 million of principal and interest receivable related to the Partner Promissory Notes was forgiven by the Company and recognized within Compensation and benefits in the Consolidated Statements of Operations and Comprehensive Loss. No amounts were forgiven related to the Partner Promissory Notes for the years ended December 31, 2020 and 2019.
Convertible Notes
Principal amounts of $8.7 million related to the Convertible Notes are held by affiliates as of December 31, 2020 and 2019. Refer to Note 9—Debt for additional information on the Convertible Notes.
Senior Term Loan
An executive of the Company was an independent director on the board of Cadence Bank, the holder of the Revolving Credit Facility, until May of 2019 at which time he retired from that position. Refer to Note 9—Debt for additional information on the Senior Term Loan modified to the Revolving Credit Facility.
13.    Commitments and Contingencies
Loan Guarantees
The Company has unconditionally guaranteed certain of its Partners’ loans with First Republic Bank (“Lender”) whereby it will pay the Lender upon the occurrence of a default event. The total guarantees related to Partners is $5.7 million and $8.1 million as of December 31, 2020 and 2019, respectively. These guarantees are secured by either the Partners’ limited partnership interests in the Company or limited partnership interests in an affiliate. As of December 31, 2020 and 2019, no loan was in default.
Indemnifications
The Company enters into certain contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown. As of December 31, 2020 and 2019, the Company expects no claims or losses pursuant to these contracts; therefore, no liability has been recorded related to these indemnification provisions.
Legal Contingencies
From time to time, the Company is named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Company believes it is neither probable nor reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the consolidated financial statements of the Company as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019, and 2018.
On October 20, 2015, Perella Weinberg Partners LLC, PWP MC LP, PWP Equity I LP and Perella Weinberg Partners Group LP (collectively, the “PWP Plaintiffs”), filed a complaint against Michael A. Kramer, Derron S. Slonecker, Joshua S. Scherer, Adam W. Verost (collectively, the “Individual Defendants”) and Ducera Partners LLC (together with the Individual Defendants, the “Defendants”). The complaint alleges that the Individual Defendants, three former partners and one former employee of the PWP Plaintiffs, entered into a scheme while still at PWP to

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
lift out the PWP Plaintiffs’ restructuring group to form a new competing firm that they were secretly forming in breach of their contractual and fiduciary duties to the PWP Plaintiffs. The complaint contains fourteen causes of action, and seeks declaratory relief as well as damages resulting from the Individual Defendants’ breaches of their obligations under the PWP Plaintiffs’ partnership and employment agreements, and from Defendants’ unfair competition and tortious interference with the PWP Plaintiffs’ contracts and client relationships.
On November 9, 2015, the Defendants filed an Answer, Counterclaims, Cross-claims and a Third-Party Complaint, which contained fourteen causes of action. On July 17, 2016, the Court issued a decision, dismissing half of the Defendants’ counterclaims and cross-claims with prejudice. On August 18, 2016, the Defendants filed an Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contained only seven counterclaims and cross-claims. On December 12, 2016, the Defendants appealed the dismissal of three of their counterclaims and cross-claims to the New York Appellate Division, First Department (the “First Department”). On August 29, 2017, the First Department issued a decision denying the Defendants’ appeal in its entirety other than allowing only one Defendant to proceed with his breach of fiduciary duty counterclaim. On October 27, 2017, the Defendants moved the First Department for leave to appeal its decision to the New York Court of Appeals. On December 28, 2017, the First Department denied the Defendants’ motion for leave to appeal to the New York Court of Appeals. On April 24, 2018, the Defendants filed a Second Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contains eight counterclaims and cross-claims. The Defendants are seeking declaratory relief and damages of no less than $60 million, as well as statutory interest.
Discovery is complete. Both the PWP Plaintiffs and the Defendants subsequently moved for summary judgment. As of March 20, 2020 the parties had completed briefing their respective motions for summary judgment. The PWP Plaintiffs moved affirmatively for summary judgment on each of their 14 claims and also moved for dismissal of each of the Defendants’ remaining 8 counterclaims and cross-claims. The Defendants moved affirmatively for summary judgment on 4 of their 8 counterclaims and cross-claims and also moved for dismissal of each of the PWP Plaintiffs’ 14 claims. The Court has yet to issue a decision on the motions for summary judgement.
We believe that our 14 causes of action are meritorious. Further, we believe that we have substantial meritorious defenses to the Defendants’ remaining counterclaims and cross-claims and plan to vigorously contest them. Litigation, however, can be uncertain and there can be no assurance that any judgment for one or more of the Defendants or other outcome of the case would not have a material adverse effect on us. Additionally, even if we prevail in the litigation and are awarded damages, we do not know if we will be able to fully collect on any judgment against any or all Defendants.
During the years ended December 31, 2020, 2019, and 2018, the Company incurred $1.4 million, $4.0 million, and $3.1 million, respectively, in legal and professional fees, net of expected insurance reimbursement, related to this litigation. These litigation costs are included in Professional fees in the Consolidated Statements of Operations and Comprehensive Loss.
Other
In the ordinary course of business and in connection with hiring certain senior employees, the Company has entered into employment agreements whereby the Company commits to grant future equity securities to such newly hired employees in a form that is contingent upon certain events (including but not limited to the Company’s reorganization as a public company). Once all contingencies have been met and all key terms and conditions surrounding these awards are known, compensation cost will be measured and amortized over the service period. As of December 31, 2020, the Company had approximately $22.4 million of potential future awards pursuant to these agreements.
14.    Business Information
The Company’s activities providing advisory services for mergers-and-acquisitions, private placements and financial advisory, as well as services for underwriting of securities offered for sale in public markets, commissions for the brokerage of publicly traded securities and equity research constitute a single business segment. The Company is organized as one operating segment in order to maximize the value of advice to clients by drawing upon

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
the diversified expertise and broad relationships of its senior professionals across the Company. The Company has a single operating segment and therefore a single reportable segment.
There was no individual client that accounted for more than 10% of aggregate revenues for the years ended December 31, 2020, 2019, and 2018. Since the financial markets are global in nature, the Company generally manages its business based on the operating results of the Company taken as a whole, not by geographic region. The following tables set forth the geographical distribution of revenues and assets based on the location of the office that generates the revenues or holds the assets and therefore may not be reflective of the geography in which the Company’s clients are located.

	Year Ended December 31,
	2020	2019	2018
Revenues
United States	$387,038	$446,320	$576,100
Rest of the world	131,948	86,977	125,889
Total	$518,986	$533,297	$701,989

	December 31,
	2020	2019
Assets
United States	$406,884	$421,530
Rest of the world	136,069	103,315
Total	$542,953	$524,845
15.    Subsequent Events
The Company has evaluated subsequent events through the issuance date of these consolidated financial statements.
Subsequent to December 31, 2020, the SLP granted SLP awards to certain Partners supporting the Company’s operations with a service period of one year.
Subsequent to December 31, 2020, the Company made distributions of $6.7 million to certain ILPs and to the SLP for purposes of tax distributions in accordance with the LPA.
Subsequent to December 31, 2020, PWP Forward Acquisition Corp. I, which is sponsored by the Company, its partners, employees and other investors who have a relationship with the Company, filed a registration statement on Form S-1 in connection with the formation of a special purpose acquisition company.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Perella Weinberg Partners
Condensed Consolidated Statements of Financial Condition
(Unaudited)
(Dollars in Thousands, Except Per Share Amounts)

	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	$349,677	$329,063
Restricted cash	1,840	1,845
Accounts receivable, net of allowance	85,089	40,802
Due from related parties	1,251	289
Fixed assets, net of accumulated depreciation and amortization	13,282	17,189
Intangible assets, net of accumulated amortization	35,642	38,932
Goodwill	34,383	34,383
Prepaid expenses and other assets	21,319	25,792
Right-of-use lease assets	50,008	53,444
Deferred tax asset, net	17,961	1,214
Total assets	$610,452	$542,953
Liabilities and Equity
Accrued compensation and benefits	$212,349	$213,524
Deferred compensation programs	17,591	17,208
Accounts payable, accrued expenses and other liabilities	25,736	22,246
Deferred revenue	3,977	10,598
Lease liabilities	54,426	58,229
Debt, net of unamortized debt discounts and issuance costs	—	146,965
Warrant liabilities	21,960	—
Amount due pursuant to tax receivable agreement	13,650	—
Total liabilities	349,689	468,770
Commitments and Contingencies (Note 18)
Class A common stock, par value $0.0001 per share (1,500,000,000 shares authorized, 42,956,667 issued and outstanding at June 30, 2021)	$4	$—
Class B common stock, par value $0.0001 per share (600,000,000 shares authorized, 50,154,199 issued and outstanding at June 30, 2021)	5	—
Additional paid-in-capital	135,293	—
Retained earnings (accumulated deficit)	(12,499)	—
Accumulated other comprehensive income (loss)	(818)	(2,326)
Partners’ capital	—	76,509
Total Perella Weinberg Partners equity / Partners’ capital	121,985	74,183
Non-controlling interests	138,778	—
Total equity	260,763	74,183
Total liabilities and equity	$610,452	$542,953
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Perella Weinberg Partners
Condensed Consolidated Statements of Operations
(Unaudited)
(Dollars in Thousands, Except Per Share Amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues	$255,520	$114,601	$425,322	$206,997
Expenses
Compensation and benefits	164,404	86,254	273,874	144,765
Equity-based compensation	7,065	6,179	13,222	12,364
Total compensation and benefits	171,469	92,433	287,096	157,129
Professional fees	12,220	22,341	17,948	28,363
Technology and infrastructure	7,141	6,027	14,097	13,238
Rent and occupancy	6,593	6,849	13,295	13,818
Travel and related expenses	1,215	392	1,876	4,590
General, administrative and other expenses	3,674	3,427	5,878	6,361
Depreciation and amortization	3,722	3,833	7,602	7,794
Total expenses	206,034	135,302	347,792	231,293
Operating income (loss)	49,486	(20,701)	77,530	(24,296)
Non-operating income (expenses)
Related party income	1,565	2,402	3,774	4,771
Other income (expense)	526	1,002	(1,328)	2,850
Change in fair value of warrant liabilities	948	—	948	—
Loss on debt extinguishment	(39,408)	—	(39,408)	—
Interest expense	(3,596)	(3,996)	(7,464)	(7,970)
Total non-operating income (expenses)	(39,965)	(592)	(43,478)	(349)
Income (loss) before income taxes	9,521	(21,293)	34,052	(24,645)
Income tax benefit (expense)	(521)	(834)	(2,545)	(1,544)
Net income (loss)	9,000	$(22,127)	31,507	$(26,189)
Less: Net income (loss) attributable to non-controlling interests	21,499		44,006
Net income (loss) attributable to Perella Weinberg Partners	$(12,499)		$(12,499)
Net income (loss) per share attributable to Class A common shareholders (1)
Basic	$(0.29)		$(0.29)
Diluted	$(0.32)		$(0.32)
Weighted-average shares of Class A common stock outstanding (1)
Basic	42,956,667		42,956,667
Diluted	94,013,583		94,013,583
__________________
(1)Represents net income (loss) per share of Class A common stock and weighted-average shares of Class A common stock outstanding for the period from June 24, 2021 through June 30, 2021, the period following the Business Combination, as defined in Note 1 – Organization and Nature of Business. For more information, refer to Note 15 – Net Income (Loss) Per Share Attributable to Class A Common Shareholders.
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Perella Weinberg Partners
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Dollars in Thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income (loss)	$9,000	$(22,127)	$31,507	$(26,189)
Foreign currency translation gain (loss)	316	121	544	(2,491)
Comprehensive income (loss)	9,316	$(22,006)	32,051	$(28,680)
Less: Comprehensive income (loss) attributable to non-controlling interests	21,807		44,542
Comprehensive income (loss) attributable to Perella Weinberg Partners	$(12,491)		$(12,491)
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Perella Weinberg Partners
Condensed Consolidated Statements of Changes in Equity
(Unaudited)
(Dollars in Thousands)

		Shares
	Partners’ Capital	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interests	Total Equity
Balance at December 31, 2019	$87,725	—	—	$—	$—	$—	$—	$(5,820)	$—	$81,905
Cumulative effect of accounting change	(188)	—	—	—	—	—	—	—	—	(188)
Net income (loss)	(4,062)	—	—	—	—	—	—	—	—	(4,062)
Equity-based compensation	6,185	—	—	—	—	—	—	—	—	6,185
Distributions to partners	(9,429)	—	—	—	—	—	—	—	—	(9,429)
Other	(44)	—	—	—	—	—	—	—	—	(44)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	(2,612)	—	(2,612)
Balance at March 31, 2020	$80,187	—	—	$—	$—	$—	$—	$(8,432)	$—	$71,755
Net income (loss)	(22,127)	—	—	—	—	—	—	—	—	(22,127)
Equity-based compensation	6,179	—	—	—	—	—	—	—	—	6,179
Other	(26)	—	—	—	—	—	—	—	—	(26)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	121	—	121
Balance at June 30, 2020	$64,213	—	—	$—	$—	$—	$—	$(8,311)	$—	$55,902
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Perella Weinberg Partners
Condensed Consolidated Statements of Changes in Equity (cont'd)
(Unaudited)
(Dollars in Thousands)

		Shares
	Partners’ Capital	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interests	Total Equity
Balance at December 31, 2020	$76,509	—	—	$—	$—	$—	$—	$(2,326)	$—	$74,183
Net income (loss)	22,507	—	—	—	—	—	—	—	—	22,507
Equity-based compensation	6,157	—	—	—	—	—	—	—	—	6,157
Distributions to partners	(9,816)	—	—	—	—	—	—	—	—	(9,816)
Other	384	—	—	—	—	—	—	—	—	384
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	228	—	228
Balance at March 31, 2021	$95,741	—	—	$—	$—	$—	$—	$(2,098)	$—	$93,643
Net income (loss) prior to Business Combination	37,350	—	—	—	—	—	—	—	—	37,350
Equity-based compensation prior to Business Combination	5,604	—	—	—	—	—	—	—	—	5,604
Foreign currency translation gain (loss) prior to Business Combination	—	—	—	—	—	—	—	298	—	298
Distributions to partners	(37,573)	—	—	—	—	—	—	—	—	(37,573)
Other	(10)	—	—	—	—	—	—	—	—	(10)
Effect of Business Combination	(101,112)	42,956,667	50,154,199	4	5	133,832	—	974	154,619	188,322
Net income (loss) after Business Combination	—	—	—	—	—	—	(12,499)	—	(15,851)	(28,350)
Equity-based compensation after Business Combination	—	—	—	—	—	1,461	—	—	—	1,461
Foreign currency translation gain (loss) after Business Combination	—	—	—	—	—	—	—	8	10	18
Balance at June 30, 2021	$—	42,956,667	50,154,199	$4	$5	$135,293	$(12,499)	$(818)	$138,778	$260,763
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Perella Weinberg Partners
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Dollars in Thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net income (loss)	$31,507	$(26,189)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on debt extinguishment	39,408	—
Equity-based compensation	13,222	12,364
Depreciation and amortization	7,602	7,794
Amortization of debt discounts and deferred financing costs	2,247	1,943
Change in fair value of warrant liabilities	(948)	—
Non-cash operating lease expense	8,624	8,471
Other	(390)	(272)
Decrease (increase) in operating assets:
Accounts receivable, net of allowance	(43,509)	10,908
Due from related parties	(637)	662
Prepaid expenses and other assets	(12,635)	8,485
Deferred tax asset	(1,030)	(985)
Increase (decrease) in operating liabilities:
Accrued compensation and benefits	(1,383)	(122,444)
Deferred compensation programs	348	2,931
Accounts payable, accrued expenses and other liabilities	1,063	(3,587)
Deferred revenue	(6,676)	1,517
Lease liabilities	(8,984)	(9,997)
Net cash provided by (used in) operating activities	27,829	(108,399)
Cash flows from investing activities
Purchases of fixed assets	(451)	(4,104)
Other	(978)	—
Net cash provided by (used in) investing activities	(1,429)	(4,104)
Cash flows from financing activities
Proceeds from Business Combination, including PIPE Investment	355,021	—
Payment of Business Combination costs	(20,570)	—
Draw down on Revolving Credit Facility	—	22,000
Principal payment on Revolving Credit Facility	(27,690)	(10,000)
Redemption of Convertible Notes	(160,930)	—
Redemption of partners’ interests	(104,540)	—
Distributions to partners	(47,389)	(9,430)
Debt issuance costs	(361)	—
Net cash provided by (used in) financing activities	(6,459)	2,570
Effect of exchange rate changes on cash, cash equivalents and restricted cash	668	(3,130)
Net increase (decrease) in cash, cash equivalents and restricted cash	20,609	(113,063)
Cash, cash equivalents and restricted cash, beginning of period	330,908	266,582
Cash, cash equivalents and restricted cash, end of period	$351,517	$153,519
Supplemental disclosure of non-cash activities
Lease liabilities arising from obtaining right-of-use lease assets	$5,215	$363
Net assets of deconsolidated affiliate	$394	$—
Supplemental disclosures of cash flow information
Cash paid for income taxes	$2,272	$1,005
Cash paid for interest	$5,452	$6,027
The accompanying notes are an integral part of these condensed consolidated financial statements (unaudited).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Note 1 – Organization and Nature of Business
Perella Weinberg Partners and its consolidated subsidiaries, including PWP Holdings LP (“PWP OpCo”) (collectively, “PWP” and the “Company”), is a global independent advisory firm that provides strategic and financial advice to a wide range of clients. The Company’s activities as an investment banking advisory firm constitute a single business segment that provides a range of advisory services related to mission-critical strategic and financial decisions, mergers and acquisitions advice and execution, capital markets advisory, shareholder and defense advisory, capital structure and restructuring, underwriting, equity research and private capital raising.
Perella Weinberg Partners (formerly known as FinTech Acquisition Corp. IV (“FTIV”)) was incorporated in Delaware on November 20, 2018 as a special purpose acquisition company for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction, one or more businesses or assets. On June 24, 2021 (the “Closing Date” or “Closing”), the Company consummated its previously announced business combination pursuant to that certain Business Combination Agreement, dated as of December 29, 2020, by and among FTIV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC (together with FinTech Investor Holdings IV, LLC, the “Sponsor”), PWP OpCo, PWP GP LLC, PWP Professional Partners LP (“Professional Partners”), and Perella Weinberg Partners LLC (“Professionals GP”) (the “Business Combination Agreement”). As contemplated by the Business Combination Agreement, (i) FTIV acquired certain partnership interests in PWP OpCo, (ii) PWP OpCo became jointly-owned by Perella Weinberg Partners, Professional Partners and certain existing partners of PWP OpCo, and (iii) PWP OpCo serves as the Company’s operating partnership as part of an umbrella limited partnership C-corporation (Up-C) structure (collectively with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). See Note 3 – Business Combination for additional discussion related to the transaction.
The operations of PWP OpCo are conducted through a wholly-owned subsidiary, Perella Weinberg Partners Group LP (“PWP Group”), and its subsidiaries which are consolidated in these financial statements. PWP GP LLC is the general partner that controls PWP OpCo. The limited partner interests of PWP OpCo are held by Investor Limited Partners (the “ILPs”) and Professional Partners. The Company shareholders are entitled to receive a portion of PWP OpCo’s economics through their direct ownership interests in shares of Class A common stock of PWP. The non-controlling interest owners of PWP OpCo receive economics through ownership of PWP OpCo Class A partnership units (“PWP OpCo Units”). See Note 11 – Stockholders’ Equity for additional information.
Historical Transactions
PWP OpCo was formed under Delaware law on November 30, 2016 in conjunction with a business combination between NoCo A L.P. and Tudor, Pickering, Holt & Co., LLC. Prior to February 28, 2019, PWP OpCo owned and operated two distinct businesses: investment banking advisory (“Advisory business”) and asset management (“Asset Management business”).
On February 28, 2019 (the “Separation Date”), a reorganization of the existing Advisory and Asset Management businesses of PWP Holdings LP was effected which resulted in the spin-off of its Asset Management business (the “Separation”). PWP Holdings LP was divided into (i) PWP OpCo, which holds the former Advisory business and (ii) PWP Capital Holdings LP, which holds the former Asset Management business. In connection with the Separation, the net assets primarily related to the Asset Management business were allocated to PWP Capital Holdings LP and the net assets primarily related to the Advisory business were allocated to PWP OpCo. Subsequent to the Separation, the ILPs and Professional Partners hold equity in both PWP OpCo and PWP Capital Holdings LP.
Note 2 – Summary of Significant Accounting Policies
Basis of Presentation
The unaudited condensed consolidated financial statements reflect the financial condition, results of operations and cash flows of the Company and have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
The Business Combination was treated as a reverse recapitalization transaction between entities under common control, whereby PWP OpCo was considered the accounting acquirer and predecessor entity and therefore recognized the carrying value of the net assets of FTIV as an equity contribution with no incremental goodwill or intangible assets. The historical operations of PWP OpCo are deemed to be those of the Company. Thus, the condensed consolidated financial statements included in this Quarterly Report on Form 10-Q reflect (i) the historical operating results of PWP OpCo prior to the Business Combination and (ii) the combined results of the Company following the Business Combination. See Note 3 – Business Combination for additional discussion related to the transaction.
These condensed consolidated financial statements and notes thereto are unaudited, and as permitted by the interim reporting rules and regulations set forth by the Securities and Exchange Commission (the “SEC”), exclude certain financial information and note disclosures normally included in annual audited financial statements prepared in accordance with U.S. GAAP. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 included in the Company’s definitive proxy statement, dated May 27, 2021 (as amended or supplemented, including the filing of definitive additional materials, the “Proxy Statement”). The condensed consolidated financial statements reflect all material adjustments of a normal recurring nature that, in the opinion of management, are necessary for a fair presentation of the results for the interim periods.
All intercompany balances and transactions between the consolidated subsidiaries comprising the Company have been eliminated in the accompanying condensed consolidated financial statements.
Use of Estimates
The preparation of the condensed consolidated financial statements and related disclosures in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and the assumptions underlying these estimates are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.
In preparing the condensed consolidated financial statements, management makes estimates regarding the following:
•adequacy of the allowance for credit losses;
•measurement and realization of deferred taxes;
•measurement of equity-based awards;
•evaluation of goodwill and intangible assets;
•fair value measurement of financial instruments; and
•other matters that affect the reported amounts and disclosures of contingencies in the condensed consolidated financial statements.
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents includes cash and highly liquid investments with original maturities of three months or less from the date of purchase. As of June 30, 2021 and December 31, 2020, the Company had no cash equivalents. The Company maintains cash with banks and brokerage firms, which from time to time may exceed federally insured limits.
Restricted cash represents cash that is not readily available for general purpose cash needs. As of both June 30, 2021 and December 31, 2020, the Company had restricted cash of $1.8 million maintained as collateral for letters of credit related to the Company’s New York City and Paris office leases.

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A reconciliation of the Company’s cash, cash equivalents and restricted cash as of June 30, 2021 and June 30, 2020 is presented below:

	June 30,
	2021	2020
Cash	$349,677	$151,693
Cash equivalents	—	—
Restricted cash	1,840	1,826
Cash, cash equivalents and restricted cash as shown on statements of cash flows	$351,517	$153,519
Accounts Receivable
Accounts receivable are presented net of allowance for credit losses based on the Company’s assessment of collectability. The Company regularly reviews its accounts receivable for collectability and an allowance is recognized for credit losses, if required. As of June 30, 2021 and December 31, 2020, $32.0 million and $5.1 million, respectively, of accrued revenue was included in Accounts receivable, net of allowance on the Condensed Consolidated Statements of Financial Condition. Accrued revenue represents amounts due from clients and recognized as revenue in accordance with the Company’s revenue recognition policies but unbilled as of June 30, 2021 and December 31, 2020.
Accounts receivable represents amounts due from clients from various industry and geographic backgrounds. As of June 30, 2021, certain accounts receivable in the aggregate amount of $30.1 million were individually greater than 10% of the Company’s total accounts receivable and were concentrated with two clients. Of that amount, $17.0 million was subsequently received after June 30, 2021. As of December 31, 2020, there were no accounts receivable individually greater than 10% of the Company’s total accounts receivable.
Allowance for Credit Losses
On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), under the modified retrospective approach. This new standard replaces the incurred loss impairment methodology for financial instruments with the current expected credit loss (“CECL”) model which requires an estimate of future credit losses.
The Company maintains an allowance for credit losses that, in management’s opinion, provides for an adequate reserve to cover estimated losses on accounts receivable. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company’s historical credit loss experience of its client receivables and taking into consideration current market conditions and supportable forecasts that affect the collectability of the reported amount. The Company updates its average credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. The Company also regularly reviews the age of the receivables, credit worthiness of the client and the current economic conditions that may affect a client’s ability to pay such amounts owed to the Company and as a result, may recognize a specific credit loss reserve. Changes to expected credit losses during the period are included in General, administrative and other expenses in the Condensed Consolidated Statements of Operations. After concluding that a reserved accounts receivable is no longer collectible, the Company reduces both the gross receivable and the allowance for credit losses.
Consolidation
The Company’s policy is to consolidate entities in which the Company has a controlling financial interest and variable interest entities where the Company is deemed to be the primary beneficiary. The Company is deemed to be the primary beneficiary of a variable interest entity (“VIE”) when it has both (i) the power to make the decisions that most significantly affect the economic performance of the VIE and (ii) the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. PWP is the primary beneficiary of and

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consolidates PWP OpCo, a VIE. The assets and liabilities of PWP OpCo represent substantially all of the Company's consolidated assets and liabilities with the exception of certain income taxes payable, deferred taxes and liabilities under the tax receivable agreement. As of June 30, 2021 and December 31, 2020, the net assets of PWP OpCo were $258.9 million and $74.2 million, respectively. As of June 30, 2021 and December 31, 2020, the Company did not consolidate any VIEs other than PWP OpCo that were deemed material to the condensed consolidated financial statements.
Equity Method Investments
When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity’s operating and financial decisions, the Company applies the equity method of accounting. The investment balance related to an equity method investee reflects the Company’s share of contributions made to, distributions received from, and the equity earnings and losses of the investee. Equity method investments are included within Prepaid expenses and other assets on the Condensed Consolidated Statements of Financial Condition. The Company reflects its share of income and losses of the investee in Other income (expense) on the Condensed Consolidated Statements of Operations using the most recently available earnings data for the reporting period.
Prepaid Expenses and Other Assets
The majority of Prepaid expenses and other assets consists of prepaid expenses and deferred offering costs. Prepaid expenses relate to various services, including subscriptions, software licenses and insurance, which are amortized over the life, related service period or policy. Deferred offering costs are associated with the reorganization and recapitalization efforts related to the pursuit of becoming a publicly traded company. The Company initially pursued a traditional initial public offering but later terminated this process in May 2020. Upon termination, the Company expensed all previously deferred offering costs totaling $14.8 million to Professional fees on the Condensed Consolidated Statements of Operations. Later in 2020, the Company reinitiated efforts of becoming a publicly traded company via the Business Combination and deferred certain offering costs until the Closing Date. These costs were netted against proceeds of the Business Combination on the Closing Date, and as such, no deferred offering costs are included within Prepaid expenses and other assets on the Condensed Consolidated Statements of Financial Condition as of June 30, 2021. As of December 31, 2020, cumulative offering costs of $9.1 million were deferred within Prepaid expenses and other assets.
Warrants
The Company evaluated the public and private warrants under Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging, and concluded that they do not meet the criteria to be classified as equity in the Condensed Consolidated Statements of Financial Condition. Since the public and private warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities at fair value upon the closing of the Business Combination in accordance with ASC 820, Fair Value Measurement, with subsequent changes in their respective fair values recorded in Change in fair value of warrant liabilities on the Condensed Consolidated Statements of Operations and on the Condensed Consolidated Statements of Cash Flows.
Tax Receivable Agreement
In connection with the Business Combination as described in Note 3 – Business Combination, PWP entered into a tax receivable agreement with PWP OpCo, Professional Partners and ILPs under which PWP agreed to payment of 85% of the amount of savings, if any, that PWP realizes in U.S. federal, state, local and foreign income taxes as a result of (i) exchanges of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (ii) payments made under the tax receivable agreement. Management’s best estimate of the amounts expected to be owed in connection with the tax receivable agreement at each reporting date are reported within the Amount due pursuant to tax receivable agreement on the Condensed Consolidated Statements of Financial Condition.

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Income Taxes
Prior to the Business Combination, the Company operated as a partnership, and therefore, was generally not subject to U.S. federal and state corporate income taxes. Subsequent to the Business Combination, PWP is a corporation and is subject to U.S. federal and state corporate income taxes on its proportionate share of taxable income generated by the operating partnership, PWP OpCo, as well as any standalone income (or loss) generated at the PWP entity level. PWP OpCo is treated as a partnership, and as a result, taxable income (or loss) generated by PWP OpCo flows through to its limited partners, including PWP, and is generally not subject to U.S. federal or state income tax at the partnership level. The Company primarily conducts business through disregarded entities held by PWP OpCo, as well as non-U.S. subsidiaries which generally operate as corporate entities in various non-U.S. jurisdictions. Certain non-U.S. subsidiaries are subject to income taxes in their respective local jurisdictions, and therefore, the related income tax provision is reported in the consolidated statements of income.
Taxes are accounted for using the asset and liability method of accounting pursuant to ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases, using tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on the amount, timing and character of the Company’s future taxable income. When evaluating the realizability of deferred tax assets, all evidence – both positive and negative – is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies.
The Company analyzes its tax positions for all U.S. federal, state and local tax jurisdictions where it is required to file income tax returns in accordance with the provisions of ASC 740. This standard establishes consistent thresholds for recognizing the benefits of tax return positions in the financial statements as more-likely-than-not to be sustained by the relevant taxing authority upon audit. This standard requires a two-step process in which (i) determination is made whether it is more-likely-than-not that the tax position will be sustained based on the technical merits of the position, and (ii) those tax positions that meet the more-likely-than-not threshold are recognized as the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. If upon performance of an assessment pursuant to ASC 740 the Company determines that uncertainties in tax positions exist that do not meet the minimum threshold for recognition of the related tax benefit, a liability is recorded in the condensed consolidated financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as Interest expense and General, administrative and other expenses in the Condensed Consolidated Statements of Operations.
Equity-Based Compensation
Equity-based compensation relates to equity-based awards granted to employees and partners of the Company. In all instances of equity-based awards, compensation expense is recognized over the requisite vesting period in an amount equal to the fair value of the awards at the grant date. The Company accounts for forfeitures of awards as they occur rather than applying an estimated forfeiture rate. For an award with service-only conditions that has a graded vesting schedule, the Company recognizes the compensation cost for the entire award on a straight-line basis over the requisite service period, ensuring that the amount recognized is at least equal to the vested portion of the award at each reporting date.
Non-Controlling Interests
For entities that are consolidated but not 100% owned, a portion of the income or loss and equity is allocated to holders of the non-controlling interest. The aggregate of the income or loss and corresponding equity that is owned by the holders of the non-controlling interest is included in non-controlling interest in the condensed consolidated financial statements. Non-controlling interests are presented as a separate component of equity on the Condensed Consolidated Statements of Financial Condition. Net income (loss) includes the net income (loss) attributable to the holders of the non-controlling interests on the Condensed Consolidated Statements of Operations. Profits and losses

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of PWP OpCo are allocated to the non-controlling interests in proportion to their ownership interest regardless of their basis, with an exception for certain equity-based compensation expense that gets fully attributed to non-controlling interests. Refer to Note 13 – Equity-Based Compensation for further information.
Net Income (Loss) Per Share
Basic net income (loss) per share is calculated by dividing net income (loss) attributable to Class A common shareholders by the weighted-average shares of Class A common shares outstanding without the consideration for potential dilutive securities. Diluted net income (loss) per share represents basic net income (loss) per share adjusted to include the potentially dilutive effect of outstanding unvested share awards, warrants, and PWP OpCo Units that are exchangeable into shares of Class A common stock on a one-for-one basis. Diluted net income (loss) per share is computed by dividing the net income attributable to Class A common shareholders by the weighted-average number of shares of Class A common stock outstanding for the period determined using the treasury stock method and if-converted method, as applicable.
Recently Adopted Accounting Pronouncements
No changes to U.S. GAAP that went into effect during the six months ended June 30, 2021 had a material effect on the Company’s condensed consolidated financial statements.
Future Adoption of Accounting Pronouncements
No changes to U.S. GAAP that are not yet effective are expected to have a material effect on the Company’s condensed consolidated financial statements.
Note 3 – Business Combination
On June 24, 2021, the Company consummated a business combination pursuant to the Business Combination Agreement dated as of December 29, 2020, by and among the Company (previously FTIV), FinTech Investor Holdings IV, LLC a Delaware limited liability company, FinTech Masala Advisors, LLC, a Delaware limited liability company, PWP OpCo, PWP GP LLC, PWP GP, Professional Partners, and Professionals GP. Pursuant to the Business Combination Agreement, among other things, (i) FTIV acquired certain partnership interests in PWP OpCo, (ii) PWP OpCo became jointly-owned by PWP, Professional Partners and certain existing partners of PWP OpCo, and (iii) PWP OpCo now serves as the Company’s operating partnership as part of an Up-C structure. The Business Combination was treated as a reverse recapitalization transaction between entities under common control, whereby PWP OpCo was considered the accounting acquirer and predecessor entity and therefore recognized the carrying value of the net assets of FTIV as an equity contribution with no incremental goodwill or intangible assets.
On December 29, 2020, concurrent with the execution of the Business Combination Agreement, FTIV also entered into subscription agreements with certain private investors (“PIPE Investors”), pursuant to which the PIPE Investors collectively subscribed for 12,500,000 shares of the Company’s Class A common stock for an aggregate purchase price equal to $125.0 million (the “PIPE Investment”), including $1.5 million subscribed by entities related to the Sponsor. The PIPE Investment was consummated concurrently with the Closing.
In connection with the consummation of the Business Combination, the following occurred:
•Pursuant to the Sponsor Share Surrender and Share Restriction Agreement executed concurrently with the Business Combination Agreement among the Sponsor, FTIV, PWP OpCo and certain other parties (the “Surrender Agreement”), which was amended on May 4, 2021, Sponsor surrendered and forfeited to FTIV 1,023,333 shares of Class B common stock, par value $0.0001 per share, of FTIV;
•All outstanding shares of FTIV’s Class B common stock (other than the 1,023,333 shares of FTIV Class B common stock that were forfeited by the Sponsor) were converted into shares of FTIV’s Class A common stock, and FTIV’s outstanding warrants were assumed by the Company and became exercisable for shares of Company Class A common stock on the same terms as were contained in the warrant agreements prior to the Business Combination;

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•FTIV acquired newly-issued common units of PWP OpCo (“PWP OpCo Units”) in exchange for $355.0 million in cash and 42,956,667 shares of Class A common stock. The cash contributed equated to the proceeds from the PIPE Investment and the outstanding cash balances and marketable securities held in a trust account of FTIV as of Closing;
•FTIV issued new shares of Class B-1 common stock, which have 10 votes per share, and Class B-2 common stock, which have one vote per share, to PWP OpCo, with the Class B-1 common stock being distributed to and owned by Professional Partners and the Class B-2 common stock being distributed to and owned by ILPs, with the number of shares of such common stock issued to PWP OpCo equal the number of PWP OpCo Units that were held by Professional Partners and ILPs, respectively, following the Closing;
•Professional Partners contributed the equity interests of PWP GP, the general partner of PWP OpCo, to FTIV;
•PWP OpCo repaid all of its indebtedness including $150.0 million of Convertible Notes and $27.7 million of the Revolving Credit Facility, both as defined in Note 10 – Debt, as well as accrued interest and applicable premium, resulting in a Loss on debt extinguishment of $39.4 million;
•PWP OpCo first redeemed PWP OpCo Units held by certain electing ILPs in the amount of $80.5 million, and second, redeemed PWP OpCo Units held by certain electing former working partners in the amount of $28.6 million; and
•FTIV was renamed “Perella Weinberg Partners.”
On the date of the Closing, the Company recorded $22.2 million in public warrant liabilities and $0.7 million in private warrant liabilities. See Note 12 – Warrants for further information. In conjunction with the Business Combination, the Company incurred approximately $2.9 million in transaction expenses, which were recorded in Professional fees on the Condensed Consolidated Statements of Operations, as well as $27.6 million of offering costs which were offset against the proceeds of the Business Combination.
At the time of the Closing and as of June 30, 2021, there were 42,956,667 shares of Class A common stock and 50,154,199 shares of Class B common stock outstanding. The number of shares of Class B common stock outstanding corresponds to the number of PWP OpCo Units attributable the Professional Partners and ILPs, which are exchangeable into PWP Class A common stock on a one-for-one basis and represent the non-controlling ownership interests in the Company. Class B-1 and B-2 common stock have de minimis economic rights. See Note 11 – Stockholders’ Equity for additional information.
Concurrent with the Closing, the Company entered into certain other related agreements which are discussed further in Note 11 – Stockholders’ Equity and Note 17 – Related Party Transactions.
Note 4 – Revenue and Receivables from Contracts with Customers
The services provided under contracts with clients include transaction-related advisory services, fairness opinion services, research and trading services, and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. As discussed in detail below, each performance obligation meets the criteria for either over time or point in time revenue recognition. The following table disaggregates the Company’s revenue between over time and point in time recognition:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Over time	$236,382	$108,774	$394,305	$200,814
Point in time	19,138	5,827	31,017	6,183
Total revenues	$255,520	$114,601	$425,322	$206,997
Additionally, the Company is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the client. These fees and related reimbursements are recorded when

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incurred to the relevant expense item and Revenues, respectively, in the Condensed Consolidated Statements of Operations. Reimbursable expenses billed to clients was $1.2 million and $2.8 million for the three and six months ended June 30, 2021, respectively, and $1.4 million and $2.9 million for the three and six months ended June 30, 2020, respectively.
Transaction-Related Advisory Services
The Company is contracted to provide different investment banking and advisory services that vary depending on the nature of the contract with each individual client. These transaction-related advisory services include, but are not limited to, providing financial advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, providing financial advice with regard to a restructuring of a client’s capital structure, which may or may not result in a court-approved bankruptcy plan, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors, and financial modeling for potential transactions. Typically, the Company provides such advisory services to its clients to assist with corporate finance activities such as mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. In most circumstances, the Company considers the nature of the promises in its advisory contracts to comprise of a single performance obligation of providing advisory services to its clients. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the client.
The Company recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the Company’s advisory revenue is recognized over time. However, certain performance obligations may be recognized at a point in time if the performance obligation represents a singular objective that does not transfer any notable value until formally completed, such as when issuing fairness opinions, which are further discussed below. The Company provides its advisory services on an ongoing basis, which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Company’s clients continuously benefit from its advice as the Company is providing financial and strategic advice throughout the engagement, and, accordingly, over time revenue recognition matches the transfer of such benefits.
Although the Company’s transaction-related advisory services meet the criteria for over time revenue recognition, the fee structures often involve an “all or nothing” consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Company’s influence such as third-party negotiations, regulatory approval, court approval, and shareholder votes. Accordingly, a large portion of the fees associated with these services is constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period.
In some cases, a portion of the variable fees may be deferred based on the services remaining to be completed, if any (e.g., when announcement fees are earned but additional services are expected to be provided until the transaction closes). The determination of when and to what extent to recognize variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone. Fixed fees specified in the Company’s contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed.
Payments for transaction-related advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of completion of the event and payment by the client.
Fairness Opinion Services
Although the Company usually provides fairness opinion services in conjunction with and in the same contract as other transaction-related advisory services, fairness opinion services are considered to be a separate performance obligation in such contracts because they could be obtained separately and the Company is able to fulfill its promise

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to transfer transaction-related advisory services independent from its promise to provide fairness opinion services. The Company typically charges a separate, fixed fee associated with fairness opinion services that represents the standalone selling price of the fairness opinion services. The fee is recognized at the point in time at which the fairness opinion is delivered rather than over the period of time during which the services are being performed because the client does not simultaneously receive and consume the benefit of the Company’s performance to provide the fairness opinion but rather receives the benefit upon delivery of the fairness opinion itself. Payments for fairness opinion services are generally due upon delivery of the fairness opinion. The Company recognizes a receivable between the date of delivery of the fairness opinion and payment by the client.
Research and Trading Services
The Company, through a multitude of work products, provides research on the energy industry and related equity and commodity markets and also produces research on topical issues within the energy sector. The Company’s research clients continuously benefit from the research provided throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits. Recipients of this research compensate the Company for these market insights in two ways – either by direct payment (the amount of which is typically at the client’s discretion based upon the perceived value of the research services provided) or through trades directed through the Company’s trading desk (for commission generation) or through third-party commission sharing agreements. These services are sometimes referred to as “soft-dollar arrangements,” and the amount of payment is typically based on a percentage of commission income generated from the client’s trades executed by the Company. The commission per share and volume of trades are at the client’s discretion based upon the perceived value of the research services and trade execution provided. Generally, the Company does not provide trading services separate and apart from research services (i.e., clients do not typically execute trades through the Company in the normal course of business; rather, trade execution is used as a means to be compensated for research services).
Because fees received for research services, and any associated trading services, are typically at the complete discretion of the client and are based on the value the client perceives in the research services provided, the entire transaction price associated with such services is variable. Accordingly, because of the broad range of possible outcomes and the inability to predict the value the client will ascribe to such services, the Company fully constrains the revenue associated with research services, and any associated trading services, until the uncertainty associated with the variable consideration is subsequently resolved, which is typically upon the earlier of receiving an invoice request from the client or receiving payment from the client.
Underwriting Services
Revenue associated with underwriting services includes management fees, selling concessions and underwriting fees attributable to public and private offerings of equity and debt securities. The nature of the Company’s underwriting services is raising capital on behalf of an issuer and, therefore, is typically accounted for as a single performance obligation. A separate performance obligation is identified in instances in which the contract with the client includes an over-allotment option. The Company’s underwriting services generally do not meet any of the requirements for revenue to be recognized over time, and therefore, the Company typically recognizes underwriting revenue on the pricing date of the offering, which is when the Company receives the pricing wire communication from the lead underwriter detailing the underwriting fees to which the Company is entitled. Similarly, the performance obligation associated with the over-allotment is satisfied at the point in time at which the option is exercised.
The Company’s role in underwriting commitments is usually as a co-manager or passive bookrunner, rather than as the lead underwriter. Accordingly, the Company estimates its share of transaction-related expenses incurred by the underwriting syndicate on the pricing date of the offering and presents these expenses gross within Travel and related expenses in the Condensed Consolidated Statements of Operations. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

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Contract Costs
Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services and are typically expensed as incurred as these costs are related to performance obligations that are satisfied over time.
Remaining Performance Obligations and Revenue Recognized from Past Performance
As of June 30, 2021, the aggregate amount of the transaction price allocated to performance obligations yet to be satisfied is $3.9 million and the Company generally expects to recognize this revenue within the next twelve months. Such amounts primarily relate to the Company’s performance obligations of providing transaction-related advisory services and fairness opinion services.
The Company recognized revenue of $139.7 million and $255.5 million during the three and six months ended June 30, 2021, respectively, and $42.9 million and $108.1 million during the three and six months ended June 30, 2020, respectively, related to performance obligations that were satisfied or partially satisfied in prior periods, mainly due to constraints on variable consideration in prior periods being resolved for transaction-related advisory services.
Contract Balances
The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.
The Company records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g., receipt of certain announcement, retainer or upfront fees before the performance obligation has been fully satisfied). As of June 30, 2021 and December 31, 2020, the Company recorded $4.0 million and $10.6 million, respectively, for these contract liabilities which are presented as Deferred revenue on the Condensed Consolidated Statements of Financial Condition. For the six months ended June 30, 2021 and 2020, $9.6 million and $1.5 million, respectively, of the respective beginning deferred revenue balance was recognized as revenue and was primarily related to transaction-related advisory services performance obligations that are recognized over time.
Allowance for Credit Losses
The allowance for credit losses activity for the three and six months ended June 30, 2021 and 2020 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Beginning balance (1)	$1,196	$1,074	$1,045	$1,923
Provision for credit losses	(88)	90	(626)	(246)
Write-offs	(7)	(82)	(28)	(558)
Recoveries	—	—	710	—
Foreign currency translation and other adjustments	3	5	3	(32)
Ending balance	$1,104	$1,087	$1,104	$1,087
__________________
(1)Beginning balance for the six months ended June 30, 2020 includes the cumulative adjustment of $0.2 million, which reflects the increase in the Company’s allowance for credit losses upon adoption of ASU 2016-13 and the CECL model on January 1, 2020.
Note 5 – Leases
The Company leases office space and certain office equipment under operating lease agreements. The Company determines if an arrangement or contract is a lease at inception and does not separate lease and non-lease

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
components of the contract. The Company records the present value of its commitments for leases with terms of more than one year on the Condensed Consolidated Statements of Financial Condition as a right-of-use asset with the corresponding liability. Right-of-use assets are subject to certain adjustments for lease incentives, deferred rent and initial direct costs. The Company elected the practical expedient not to separate lease components and non-lease components in calculating the net present value of the lease payments on office space and office equipment leases. Thus, the measurement of the right-of-use asset and corresponding lease obligation use one single combined component. All leases were determined to be operating leases. Right-of-use assets represent the Company’s right to use the underlying assets for their lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from these leases. The Company’s lease agreements do not contain any residual value guarantees. Lease expense is recognized on a straight-line basis over the lease term for new leases and over the remaining lease term for existing leases already in place at January 1, 2019 (date of adoption).
The implicit discount rates used to determine the present value of the Company’s leases are not readily determinable, thus, the Company uses its incremental borrowing rate to determine the present value of its lease payments. The determination of an appropriate incremental borrowing rate requires significant assumptions and judgement. The Company’s incremental borrowing rate was calculated based on the Company’s recent debt issuances and market conditions at the time of adoption or upon entering into a new lease, as applicable. The Company weights the rates appropriately depending on the term of the leases. Renewal and termination terms of the Company’s leases vary depending on the lease. The Company estimates the expected lease terms by assuming the exercise of renewal options and extensions where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal or extension is at the sole discretion of the Company. Certain lease agreements are secured by security deposits, which are reflected in Prepaid expenses and other assets on the Condensed Consolidated Statements of Financial Condition.
In conjunction with the Separation, the Company entered into sublease agreements for portions of its Houston and New York office spaces with the Asset Management business through 2027 and 2022, respectively. These subleases are considered operating leases. The subleases do not include renewal options and the Company has the right to terminate these subleases for any reason after giving 90 days prior written notice. Sublease income is recognized on a straight-line basis over the term of the lease. The Company elected the practical expedient not to separate lease components and non-lease components for these subleases. See additional information regarding these subleases in Note 17 – Related Party Transactions.
In May 2021, the Company extended the term of its New York office lease by five months, which resulted in an increase to Lease liabilities and a corresponding increase to Right-of-use lease assets of $5.1 million.
Other information as it relates to the Company’s operating leases is as follows:

	June 30, 2021	December 31, 2020
Weighted-average discount rate - operating leases	3.36%	4.07%
Weighted-average remaining lease term - operating leases	3.72 years	3.99 years

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating lease cost	$4,871	$4,827	$9,689	$9,654
Variable lease cost	1,067	1,391	2,383	3,036
Sublease income - operating leases	(806)	(967)	(1,613)	(1,951)
Total net lease cost	$5,132	$5,251	$10,459	$10,739

Cash paid for lease obligation			$10,180	$10,842

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
As of June 30, 2021, the maturities of undiscounted operating lease liabilities of the Company are as follows:

Years Ending:	Operating Leases	Sublease Income	Net Minimum Payments
Remainder of 2021	$10,026	$1,255	$8,771
2022	19,682	378	19,304
2023	14,199	188	14,011
2024	4,953	192	4,761
2025	3,457	195	3,262
Thereafter	5,949	334	5,615
Total minimum lease payments	58,266	$2,542	$55,724
Less: Imputed Interest	(3,840)
Total lease liabilities	$54,426
Note 6 – Intangible Assets
The intangible assets were recognized at their estimated fair values, which was based on certain projected future revenues and involved the use of significant judgment. Below is the detail of the intangible assets acquired:

	June 30, 2021
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$47,400	$(21,725)	$25,675
Trade names and trademarks	18,400	(8,433)	9,967
Total	$65,800	$(30,158)	$35,642

	December 31, 2020
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$47,400	$(19,355)	$28,045
Trade names and trademarks	18,400	(7,513)	10,887
Total	$65,800	$(26,868)	$38,932
The intangible assets are amortized over an average useful life of 10 years. Intangible amortization expense was $1.6 million and $3.3 million for the three and six months ended June 30, 2021, respectively, and $1.6 million and $3.3 million for the three and six months ended June 30, 2020, respectively, which is included in Depreciation and amortization in the Condensed Consolidated Statements of Operations. Amortization of intangible assets held at June 30, 2021 is expected to be $6.6 million for each of the years ending December 31, 2021, 2022, 2023, 2024 and 2025. These intangible assets will be fully amortized by November 30, 2026.
Note 7 – Regulatory Requirements
The Company has a number of consolidated subsidiaries registered as broker-dealers with regulatory agencies in their respective countries, including the SEC, the Financial Industry Regulatory Authority (“FINRA”), the Investment Industry Regulatory Organization of Canada (“IIROC”), the Financial Conduct Authority (“FCA”) of the United Kingdom (the “UK”) and the Autorité de contrôle prudentiel et de resolution (“ACPR”) of France. These subsidiaries are subject to various minimum net capital requirements as outlined below. None of these subsidiaries hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers, and as such are all exempt from the SEC Customer Protection Rule (Rule 15c3-3).
Perella Weinberg Partners LP (“PWP LP”) and Tudor, Pickering, Holt & Co. Securities, LLC (“TPH Securities”), subsidiaries of the Company, are subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Effective January 1, 2021, Tudor Pickering Holt & Co Advisors LP (“TPH Advisors”), another subsidiary of the

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Company subject to SEC Rule 15c3-1, merged with PWP LP and became one operating entity as part of an internal reorganization. There was no material impact to regulatory requirements as a result of this reorganization. Prior to this internal reorganization and as of December 31, 2020, PWP LP, TPH Securities and TPH Advisors had combined net capital of $54.8 million, which was $52.9 million in excess of their combined individual minimum capital requirements. Subsequent to this internal reorganization and as of June 30, 2021, PWP LP and TPH Securities had combined net capital of $71.1 million, which was $70.7 million in excess of their combined individual minimum capital requirements.
Perella Weinberg UK Ltd. is subject to FCA capital adequacy rules and Tudor, Pickering, Holt & Co. Securities Canada, ULC is subject to IIROC capital adequacy rules. Both entities were in excess of the applicable capital requirements as of June 30, 2021 and December 31, 2020.
Perella Weinberg Partners France S.A.S was exempt from ACPR capital adequacy rules as of December 31, 2020 and was in excess of the applicable capital requirements as of June 30, 2021.
As a result of the minimum capital requirements and various regulations on these broker dealers, the capital of each subsidiary of the Company is restricted and may be unavailable to pay its creditors.
Note 8 – Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation and amortization and consist of the following as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Leasehold improvements	$49,880	$49,718
Furniture and fixtures	8,494	8,606
Equipment	16,750	35,293
Software	9,952	14,395
Total	85,076	108,012
Less: Accumulated depreciation and amortization	(71,794)	(90,823)
Fixed assets, net	$13,282	$17,189
Depreciation expense related to fixed assets was $1.7 million and $3.6 million for the three and six months ended June 30, 2021, respectively, and $1.8 million and $3.7 million for the three and six months ended June 30, 2020, respectively. Amortization expense related to software development costs was $0.3 million and $0.7 million for the three and six months ended June 30, 2021, respectively, and $0.4 million and $0.8 million for the three and six months ended June 30, 2020, respectively.
During the three and six months ended June 30, 2021, the Company disposed of certain obsolete assets, substantially all of which were fully depreciated.
Note 9 – Income Taxes
The Company’s effective tax rate was 5.47% and 7.47% for the three and six months ended June 30, 2021, respectively, and (3.92%) and (6.26%) for the three and six months ended June 30, 2020, respectively. The Company’s income tax provision and the corresponding annual effective tax rate are based on projected U.S. GAAP income and the currently enacted statutory tax rates in the various jurisdictions in which the Company operates. For interim reporting, the Company estimates the annual effective tax rate based on projected income for the full year and records a quarterly tax provision in accordance with the annual effective tax rate.
The Company’s effective tax rate is dependent on many factors, including the estimated amount of income subject to tax. Consequently, the effective tax rate can vary from period to period. The Company’s overall effective tax rate in each of the periods described above varies from the U.S. federal statutory rate primarily because (i) the Company was not subject to U.S. federal corporate income taxes prior to the Business Combination, (ii) a portion of equity-based compensation expense is non-deductible, both prior to the Business Combination and for the

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
subsequent period and (iii) a portion of the Company’s income is allocated to non-controlling interests held in PWP OpCo in which the majority of any tax liability on such income is borne by the holders of such non-controlling interests and reported outside of the condensed consolidated financial statements.
The Business Combination resulted in a $15.7 million increase to the Company’s deferred tax asset primarily related to a step-up in the tax basis of certain assets that will be recovered as those assets are amortized. The remaining $2.3 million of the deferred tax asset balance as of June 30, 2021 is related to local and foreign income taxes in addition to the corporate income taxes resulting from the Business Combination. The Company evaluates the realizability of its deferred tax asset on a quarterly basis and adjusts the valuation allowance when it is more-likely-than-not that all or a portion of the deferred tax asset may not be realized. Management has recorded a partial valuation allowance related to the outside partnership basis of its investment in PWP OpCo for the amount of the deferred tax asset that is not expected to be realized. The Company believes it is more-likely-than-not that the remaining net deferred tax asset recorded as of June 30, 2021 will be recovered in the future based on all available positive and negative evidence. In connection with the step-up in tax basis generated on the day of the Business Combination, the Company has recorded a payable of $13.7 million pursuant to the terms of the tax receivable agreement.
As of June 30, 2021, the Company has not recorded any unrecognized tax benefits associated with uncertain tax positions. The Company does not expect there to be any material changes to uncertain tax positions within 12 months of the reporting date.
Note 10 – Debt
The following is a summary of the Company’s debt as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Convertible Notes	$—	$150,000
Revolving Credit Facility	—	27,690
Total debt facilities	—	177,690
Unamortized debt discount and issuance costs (1)	(596)	(30,725)
Total debt, net	$(596)	$146,965
__________________
(1)As of June 30, 2021, the Company included unamortized debt issuance costs within Prepaid expenses and other assets on the Condensed Consolidated Statements of Financial Position since there were no outstanding borrowings under the Revolving Credit Facility.
Convertible Notes
The Company issued 7.0% subordinated unsecured convertible notes with an aggregate principal amount of $150.0 million (the “Convertible Notes”) under a Note Purchase Agreement (as amended, the “NPA”) executed on November 30, 2016. The Convertible Notes were due to mature on November 30, 2026 (the “Maturity Date”) unless earlier converted or repaid pursuant to the terms of the NPA. The estimated intrinsic value of the Beneficial Conversion Feature (“BCF”) as of issuance was $32.7 million, which was recognized as a discount on the Convertible Notes with an offsetting increase to Partners’ capital. The BCF discount was amortized to interest expense using the effective interest method based on the Maturity Date.
Certain of the persons who held Convertible Notes (each herein referred to as a “Holder”) are partners. Refer to Note 17 – Related Party Transactions for further information.
In December 2020, the Company entered into letter agreements (the “2020 Letter Agreements”) with all Holders, which amended and restated any existing letter agreements, pursuant to which all of the holders (the “Redeeming Holders”) agreed to collectively tender for redemption $150.0 million aggregate principal amount of their Convertible Notes (such Convertible Notes, the “Redeemed Notes”) for cash. Pursuant to the terms of the 2020 Letter Agreements, the Redeeming Holders agreed not to convert their Convertible Notes in connection with the Business Combination.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Upon consummation of the Business Combination, the Company redeemed the Convertible Notes for $161.6 million, which included the total outstanding $150.0 million aggregate principal, an applicable premium for Redeeming Holders owning at least $5.0 million of principal, and accrued and unpaid interest. The Company recognized a $39.4 million loss on extinguishment of the Convertible Notes composed of the $10.9 million premium and $28.5 million of unamortized debt discount and issuance costs.
Debt Discount and Issuance Costs – A portion of the Convertible Notes was issued at a 5.0% original issue discount in the amount of $5.8 million coupled with a 3.0% commitment fee in the amount of $3.5 million. In addition to the discount and commitment fees, the Company incurred debt issuance costs of approximately $1.1 million. The debt discounts and original issuance costs were amortized using the effective interest method over the term of the Convertible Notes.
The effective interest rate of the Convertible Notes, considering the cash coupon rate of 7.0% as well as amortization of the BCF discount, debt discount and issuance costs, was 11.95% for each of the three and six months ended June 30, 2021 and 2020. The aggregate interest expense related to the Convertible Notes was $3.3 million and $6.9 million during the three and six months ended June 30, 2021, respectively, and $3.5 million and $7.0 million during the three and six months ended June 30, 2020, respectively.
Revolving Credit Facility
On November 30, 2016, the Company entered into a credit agreement (as amended, the “Credit Agreement”) with Cadence Bank, N.A. (“Cadence Bank”). In December 2018, the Company amended the Credit Agreement to modify a term loan to a revolving credit facility with a line of credit of $50.0 million (the “Revolving Credit Facility”). During the six months ended June 30, 2020, the Company made principal payments on the Revolving Credit Facility of $10.0 million as well as drawdowns of $22.0 million. Applicable only to the period after the Separation and before the Business Combination, the Credit Agreement named PWP Capital Holdings LP as a guarantor of the Revolving Credit Facility and required that financial covenants be determined on a combined basis with the results of both the Company and PWP Capital Holdings LP for the applicable periods ended.
Upon consummation of the Business Combination, the Company repaid all of the outstanding borrowings under the Credit Agreement, which included $27.7 million principal amount plus accrued and unpaid interest. In anticipation of the Closing, on June 15, 2021, the Credit Agreement was amended such that as of the Closing Date, (i) the maturity was extended from April 1, 2022 to July 1, 2025, (ii) interest accrues at LIBOR plus a fixed rate of 2.00% per annum (with a 0.25% LIBOR floor) with an alternate base rate option equal to Cadence Bank’s prime rate minus 1.00% (with a 3.25% floor), (iii) up to $15.0 million of the Revolving Credit Facility may be used for the issuance of letters of credit, (iv) up to $20.0 million of incremental revolving commitments may be incurred under the Credit Agreement, and (v) certain financial covenants were amended. As of June 30, 2021, the Company had no outstanding balance related to the Revolving Credit Facility and no incremental revolving commitments were incurred.
For the applicable periods prior to the Closing Date, the weighted average interest rate for the Revolving Credit Facility was 2.60% and 2.62% for the three and six months ended June 30, 2021, respectively, and 3.06% and 3.26% for the three and six months ended June 30, 2020, respectively.
Debt Issuance Costs – Prior to the Business Combination, the Company incurred $1.8 million in issuance costs related to the Credit Agreement, which were amortized to Interest expense using the effective interest method over the life of the Revolving Credit Facility. For the applicable periods prior to the Business Combination, the effective interest rate of the Revolving Credit Facility, taking into account these issuance costs, was 3.71% and 3.73% for the three and six months ended June 30, 2021, respectively, and 3.80% and 4.07% for the three and six months ended June 30, 2020, respectively. The amendments described above were accounted for as modifications as opposed to a debt extinguishment in accordance with U.S. GAAP. As such, the unamortized original debt issuance costs as well as the additional $0.4 million in fees incurred to amend the facility are being amortized using the effective interest method to Interest expense over the amended remaining term of the Revolving Credit Facility. Interest expense related to the Revolving Credit Facility was $0.3 million and $0.6 million during the three and six months ended

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
June 30, 2021, respectively, and $0.5 million and $1.0 million during the three and six months ended June 30, 2020, respectively.
Note 11 – Stockholders’ Equity
Subsequent to the Business Combination as described in Note 3 – Business Combination, the Company’s authorized capital stock consists of 2,200,000,000 shares including (i) 1,500,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), (ii) 300,000,000 shares of Class B-1 common stock, par value $0.0001 per share (the “Class B-1 common stock”), and (iii) 300,000,000 shares of Class B-2 common stock, par value $0.0001 per share (the “Class B-2 common stock” and together with the Class B-1 common stock, the “Class B common stock”), and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to the stockholders for their vote or approval, except as required by applicable law. Shares of Class A common stock and Class B common stock are not subject to any conversion right and holders of the Class A common stock and Class B common stock do not have preemptive or subscription rights. Additionally, the Company has 7,870,000 warrants outstanding as of June 30, 2021. See Note 12 – Warrants for additional information.
Class A Common Stock
Holders of Class A common stock are entitled to one vote for each share on all matters submitted to the stockholders for their vote or approval. Additionally, holders of shares of Class A common stock are entitled to receive ratably, in proportion to the number of shares held by them, dividends and other distributions in cash, stock or property of PWP when, as, and if declared by the Board of Directors out of our assets or legally available funds.
Class B Common Stock
The Company has two classes of Class B common stock: Class B-1 common stock and Class B-2 common stock. Holders of Class B common stock are entitled to receive ratably, in proportion to the number of shares held, dividends of the same type as any dividends and other distributions in cash, stock or property of PWP payable or to be made on outstanding shares of Class A common stock in an amount per share of Class B common stock equal to the amount of such dividends or other distributions as would be made on 0.001 shares of Class A common stock. Additionally, the holders of shares of Class B common stock are entitled to receive on a pari passu basis with the holders of the Class A common stock, such dividend or other distribution on the Class A common stock when, as, and if declared by the Board of Directors out of our assets or legally available funds. Each holder of Class B-1 common stock shall be entitled to ten votes for each share of Class B-1 common stock held of record by such holder for so long as the Professional Partners directly or indirectly maintain units that represent at least ten percent of issued and outstanding Class A common stock (the “10% Condition”). After the 10% Condition ceases to be satisfied, each share of Class B-1 common stock shall be entitled to one vote. Each holder of Class B-2 common stock shall be entitled to one vote for each share of Class B-2 common stock held of record by such holder.
The Class B-1 common stock was distributed to and owned by Professional Partners and the Class B-2 common stock was distributed to and owned by ILPs, with the number of shares of such Class B common stock issued equal to the number of PWP OpCo Units held by Professional Partners and ILPs, respectively, at the Business Combination Closing.
Preferred Stock
The Board of Directors may establish one or more classes or series of preferred stock (including convertible preferred stock). Our board of directors may determine, with respect to any class or series of preferred stock, the terms and rights of such class or series. We currently do not have any preferred stock issued and outstanding.
Rights upon Liquidation
In the event of any liquidation, dissolution or winding up of PWP, after payments to creditors of the corporation that may at the time be outstanding and subject to the rights of any holders of Preferred Stock that may then be

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
outstanding, holders of shares of Class A common stock and Class B common stock shall be entitled to receive ratably, in proportion to the number of shares held by them, all remaining assets and funds of PWP available for distribution. For purposes of any such distribution, each share of Class B common stock shall be entitled to receive the same distribution as 0.001 shares of Class A common stock.
Non-Controlling Interests
Non-controlling interests represents the ownership interests in PWP OpCo held by holders other than Perella Weinberg Partners. Professional Partners and the ILPs own 50,154,199 PWP OpCo Units at the Closing and as of June 30, 2021, which represent a 53.87% non-controlling ownership interest in PWP OpCo. These PWP OpCo Units are exchangeable into PWP Class A common stock on a one-for-one basis. Class B-1 and Class B-2 common stock have de minimis economic rights.
Registration Rights Agreement
In connection with the Closing, the Company entered into a registration rights agreement with the Sponsor, Professional Partners and the ILPs pursuant to which the Company is required to file with the SEC a registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) registering the resale of certain shares of its Class A common stock and certain of its other equity securities. The Company will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the registration rights agreement. The registration rights agreement does not contain any penalties associated with failure to file or to maintain the effectiveness of a registration statement covering the shares owned by individuals covered by such agreement.
Sponsor Share Surrender and Share Restriction Agreement
Concurrent with the Business Combination Agreement, FTIV, PWP OpCo and certain other parties entered into the Surrender Agreement with the Sponsor, which was amended on May 4, 2021, under which the founder shares and Placement Shares owned by the Sponsor are subject to transfer restrictions that lapse in tranches based on share price targets or the 10 year anniversary, whichever occurs first. Additionally, if, prior to the fourth anniversary of the Closing, the closing share price is greater than $12.00 per share or $15.00 per share for any 20 trading days out of 30 consecutive trading days (each a “Trigger Date”), then, during the 15 day period following such Trigger Date, the Company shall have the right to purchase from the Sponsor up to an aggregate of 1,000,000 founder shares per Trigger Date for a purchase price of $12.00 per share or $15.00 per share, respectively, by providing written notice of such repurchase election to the Sponsor.
Stockholder Agreement
On the date of the Closing, PWP and Professional Partners entered into a Stockholders Agreement (the “Stockholders Agreement”), providing for certain approval and director nomination rights in favor of Professional Partners. The Stockholders Agreement provides that for so long as Professional Partners or its limited partners as of the date of the Closing (or their permitted successors or assigns) continue to hold securities representing at least five percent of the Company’s outstanding Class A common stock on an as-exchanged basis (the “5% Condition”), the Board may not approve, absent the prior consent of Professional Partners, any amendment to the certificate of incorporation or bylaws of the Company, or the limited partnership agreement of PWP OpCo, in each case, that would materially and adversely affect in a disproportionate manner the rights of Professional Partners or its limited partners.
In addition, for so long as the 10% Condition is met, the Board may not approve, absent the prior consent of Professional Partners, a number of ordinary course operating activities in respect of the Company, PWP OpCo and PWP OpCo’s subsidiaries.
The effect of the agreement is that Professional Partners may maintain control over the Company’s significant corporate transactions even if it holds less than a majority of the combined total voting power of the Class A and Class B common stock. The Stockholders Agreement will terminate once the 5% Condition is no longer satisfied.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
PWP OpCo Limited Partnership Agreement
Governance and Voting and Economic Rights
On the date of the Closing, PWP OpCo adopted an Amended and Restated Agreement of Limited Partnership of PWP OpCo (as amended, restated, modified or supplemented from time to time, the “PWP OpCo LPA”). Through the Company’s control of PWP GP, the general partner of PWP OpCo, the Company will have unilateral control (subject to the consent of PWP OpCo’s partners on certain limited matters) over the affairs and decisions of PWP OpCo, including the appointment of officers of PWP OpCo. As such, including through such officers and directors, the Company will be responsible for all operational and administrative decisions of PWP OpCo and the day-to-day management of PWP OpCo’s business. Furthermore, PWP GP cannot be removed as the general partner without the Company’s approval. No holders of PWP OpCo Units (the “PWP OpCo Unitholders”), in their capacity as such, will have any authority or right to control the management of PWP OpCo or to bind it in connection with any matter. However, Professional Partners, which is ultimately managed by a committee of limited partners that manages Professionals GP, the general partner of Professional Partners, will have the ability to exercise majority voting control over the Company by virtue of its ownership of all outstanding shares of Class B-1 common stock.
In accordance with the PWP OpCo LPA, the Company intends to use best efforts to cause PWP OpCo to make sufficient cash distributions to the PWP OpCo Unitholders to fund their tax obligations in respect of the income of PWP OpCo that is allocated to them. Generally, these tax distributions will be computed based on the Company’s estimate of the net taxable income of PWP OpCo allocable to such holder of partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation (taking into account the non-deductibility of certain expenses and the character of PWP OpCo’s income).
Exchange Rights
In accordance with the PWP OpCo LPA, PWP OpCo Unitholders (other than the Company) may exchange these units for (i) shares of Class A common stock on a one-for-one basis or (ii) cash from an offering of shares of Class A common stock with the form of consideration determined by the Company. Concurrently with an exchange of PWP OpCo Units for shares of Class A common stock or cash by a PWP OpCo Unitholder who also holds shares of Class B common stock, such PWP OpCo Unitholder will be required to surrender to us a number of shares of Class B common stock equal to the number of PWP OpCo Units exchanged, and such shares will be converted into shares of Class A common stock or cash (at our option) which will be delivered to such PWP OpCo Unitholder (at our option) at a conversion rate of 0.001.
The PWP OpCo LPA contains restrictions on the ability to exchange PWP OpCo Units for shares of Class A common stock or cash from an offering of shares of Class A common stock, for the following periods: (i) PWP OpCo Units held by Professional Partners will be subject to a restriction for time periods that are fully back-to-back with the lock-up periods contemplated in the amended and restated limited partnership agreement of Professional Partners (generally speaking, such lock-up periods (a) for former working partners, will be 180 days after Closing; and (b) for working partners, will be between three to five years after the Closing), (ii) PWP OpCo Units held by ILPs existing at the time of the Business Combination will be subject to such restriction for 180 days after the Closing, and (iii) any other outstanding PWP OpCo Units not previously covered by clauses (i) and (ii) above will be subject to such restriction for a period of twelve months following the date on which such PWP OpCo Units were acquired. PWP GP may waive the foregoing restrictions for any holder with respect to all or a portion of such holder’s units, with no obligation to do so for any other holder.
Note 12 – Warrants
Public Warrants
Each public warrant entitles the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment, and are exercisable commencing 30 days after the Business Combination. A warrant holder may exercise its warrants only for a whole number of shares of Class A common

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. The warrants will expire five years after the Business Combination, or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a public warrant and will have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the public warrants is then effective and a current prospectus relating thereto is available, subject to the Company satisfying its obligations described below with respect to registration. No public warrant will be exercisable and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise has been registered, qualified or deemed exempt under the securities laws of the state of residence of the exercising holder.
The Company filed a registration statement under the Securities Act with the SEC on July 15, 2021 which was declared effective July 26, 2021. It is the Company’s responsibility to maintain the effectiveness of such registration statement and a current prospectus related thereto, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the shares of Class A common stock are, at the time of any exercise of a public warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Once the warrants become exercisable, the Company may call the warrants for redemption as follows: (i) in whole and not in part; (ii) at a price of $0.01 per warrant; (iii) upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and (iv) if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third day prior to the date on which the Company sends the notice of redemption to the warrant holders.
If the Company calls the public warrants for redemption for cash, management will have the option to require any holder that wishes to exercise the public warrants to do so on a “cashless basis” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the warrants.
Warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders. As of June 30, 2021, the Company had 7,666,666.67 public warrants outstanding.
Private Warrants
The private warrants are identical to the public warrants, except that the private warrants and the Class A common stock issuable upon the exercise of the private warrants will not be transferable, assignable or saleable until 30 days after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the private warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the private warrants are held by someone other than the Sponsor or its permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants. As of June 30, 2021, the Company had 203,333.33 private warrants outstanding.

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Valuation of Warrants
The public and private warrants meet the definition of a derivative under ASC 815 and as such, the Company recorded these warrants as liabilities at fair value upon the closing of the Business Combination in accordance with ASC 820 with subsequent changes in their respective fair values recorded in Change in fair value of warrant liabilities on the Condensed Consolidated Statements of Operations. See Note 16 – Fair Value Measurements and Investments for description of the valuation methodology and further information.
Exercise of Warrants
As of June 30, 2021, none of the public or private warrants were exercisable.
Note 13 – Equity-Based Compensation
PWP Omnibus Incentive Plan Awards
Concurrent with the Business Combination, the Company adopted the Perella Weinberg Partners 2021 Omnibus Incentive Plan (the “PWP Incentive Plan”), which establishes a plan for the granting of incentive compensation awards measured by reference to PWP Class A common stock. Under the PWP Incentive Plan, the Company can grant options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, other stock-based awards, cash awards or any combination of the foregoing. The maximum aggregate number of shares of Class A common stock reserved for issuance under the PWP Incentive Plan for general purposes (“General Share Reserve”) is 13,980,000 shares and will be increased on the first day of each fiscal year of the Company beginning in calendar year 2022 by the number of shares of Class A common stock equal to the excess, if any, of (i) 15% of the number of outstanding shares of Class A common stock and the outstanding PWP OpCo Units that are exchangeable for shares of Class A common stock, in each case, on last day of the immediately preceding fiscal year, over (ii) the number of shares of Class A common stock reserved and available for issuance in respect to future grants of awards under the PWP Incentive Plan as of the last day of the immediately preceding fiscal year. In addition to the General Share Reserve, 10,200,000 shares of Class A common stock (the “Transaction Pool Share Reserve”) are reserved for issuance under the plan through the one-year anniversary of the Business Combination. The Company intends to use newly issued shares of PWP Class A common stock to satisfy vested awards under the plan. Awards granted from the General Share Reserve that are subsequently forfeited, cancelled, exchanged, surrendered, terminated or expired are available for future grant. However, awards granted from the Transaction Pool Share Reserve that are subsequently forfeited, cancelled, exchanged, surrendered, terminated or expired are not available for future grant. As of June 30, 2021, no grants were made under the PWP Incentive Plan, and as such, 24,180,000 total shares remained reserved for issuance.
Legacy Awards and Professional Partners Awards
Prior to the Business Combination, Professional Partners granted certain equity-based awards to partners providing services to PWP OpCo (the “Legacy Awards”). In January 2020, the Company granted Legacy Awards with a grant-date fair value of $6.4 million, which was estimated using the income approach and assumed a range of discount rates between 3.8% and 11.2%. In January 2021, the Company granted Legacy Awards with a grant-date fair value of $9.3 million, which was estimated using the income approach and assumed a range of discount rates between 2.0% and 9.8%. Under the income approach, fair value is determined by converting future projected cash flows to a single present value amount (discounted) using current expectations about those future cash flows.
In connection with the Business Combination and a related internal reorganization of Professional Partners, an ownership structure was implemented that includes a class of partnership units that allocates increases in value and income and distributions on a pro-rata basis to all holders of such partnership units in accordance with their ownership interests. Pursuant to the internal reorganization, existing Legacy Awards were canceled and replaced by converting each limited partner’s capital interests in Professional Partners attributable to PWP OpCo into a combination of original capital units (“OCUs”), value capital units (“VCUs”), and/or alignment capital units (“ACUs”). The OCUs are held by current limited partners of Professional Partners based on a pro-rata allocation of their existing capital and were fully vested upon recapitalization. The VCUs and ACUs (collectively, “Professional Partners Awards”) are held by current working partners and require services to be performed on behalf of PWP

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OpCo. The Professional Partners Awards are generally subject to a service-based graded vesting schedule over a three to five-year period. Fully vested Professional Partners Awards are exchangeable for PWP OpCo Units and allow for their exchange into Class A common stock of PWP on a one-for-one basis. Holders of Professional Partners Awards and OCUs are entitled to participate in distributions made on PWP OpCo Units underlying their Professional Partners Awards during the vesting period.
The Company accounted for the cancellation of the Legacy Awards and concurrent grant of Professional Partners Awards as a modification of the Legacy Awards. The fair value of the Professional Partners Awards granted was determined to be incremental value conveyed to the holders of the Legacy Awards and will be accounted for under ASC 718, Compensation—Stock Compensation, with the cost reflected in equity-based compensation over the requisite service period. The Company will continue to amortize the unrecognized cost associated with the Legacy Awards over its original vesting schedule. The $314.8 million grant-date fair value of the 23,703,116 Professional Partners Awards is based on the closing price of PWP Class A common stock on the date of grant as units in Professional Partners are ultimately exchangeable into shares of PWP Class A common stock on a one-for-one basis.
The vesting of Professional Partners Awards does not dilute Perella Weinberg Partners shareholders relative to Professional Partners as Professional Partners’ interest in PWP OpCo does not change as a result of granting those equity awards to its working partners. As a result, all of the compensation expense and corresponding capital contribution associated with the Professional Partners Awards is allocated to non-controlling interests on the Condensed Consolidated Statements of Operations and Condensed Consolidated Statements of Financial Condition. If any Professional Partners Award is forfeited, the value attributable to the forfeited Professional Partners Award will accrete to all limited partners in Professional Partners based on relative ownership at the time of forfeiture. The accretion of value upon forfeiture reflects a reallocation of value attributable to the forfeited Professional Partners Award and does not result in an incremental grant.
The following table presents the components of Equity-based compensation included on the Condensed Consolidated Statements of Operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Legacy Awards	$6,008	$6,179	$12,165	$12,364
Professional Partners Awards	1,057	—	1,057	—
Total equity-based compensation	$7,065	$6,179	$13,222	$12,364
As of June 30, 2021, there was $34.2 million of unrecognized compensation cost associated with the Legacy Awards that is expected to be recognized over a weighted-average period of 1.93 years. As of June 30, 2021, there was $313.7 million of unrecognized compensation expense related to unvested Professional Partners Awards, which is expected to be recognized over a weighted-average period of 4.88 years.
Note 14 – Other Compensation and Benefits
Compensation and benefits includes, but is not limited to, salaries, bonuses (discretionary awards and guaranteed amounts), severance and deferred compensation. In all instances, compensation expense is accrued over the requisite service period.
Deferred Compensation Programs
The Company has various deferred compensation plans. Some plans allow employees to defer cash payments for services performed in the past and some plans require future service. The Company recognizes compensation expense over the requisite service period. In addition, certain legacy plans required the Company to invest the deferred amounts into designated brokerage accounts at the employee’s discretion, while others allowed employees to make hypothetical investments in which their deferrals were deemed to be invested. The designated brokerage balances are reflected in Prepaid expenses and other assets on the Condensed Consolidated Statements of Financial Condition. The Company maintains company-owned life insurance policies which are designed to offset a portion of

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the liability for the hypothetical investments of these legacy plans. The cash surrender value of these life insurance policies is also included in Prepaid expenses and other assets on the Condensed Consolidated Statements of Financial Condition.
Deferred compensation liabilities will be paid at various intervals through 2025 and are presented within Deferred compensation programs on the Condensed Consolidated Statements of Financial Condition. Compensation expenses related to these deferred compensation plans was $0.3 million and $0.7 million for the three and six months ended June 30, 2021, respectively, and $1.7 million and $3.0 million for the three and six months ended June 30, 2020, respectively, and are presented within Compensation and benefits in the Condensed Consolidated Statements of Operations.
Benefit Plans
Certain employees participate in employee benefit plans, which consist of defined contribution plans including (i) profit-sharing plans qualified under Section 401(k) of the Internal Revenue Code, (ii) a UK pension scheme for U.K. employees and (iii) a Germany pension plan for employees in Germany.
Expenses related to the Company’s employee benefit plans was $1.3 million and $2.6 million for the three and six months ended June 30, 2021, respectively, and $1.2 million and $2.4 million for the three and six months ended June 30, 2020, respectively, and are included in Compensation and benefits in the Condensed Consolidated Statements of Operations.
Separation and Termination Benefits
In the second quarter of 2020, the Company underwent a review of operations and headcount levels and the decision was made to reduce employee headcount. In conjunction with such reduction, affected employees were offered a combination of separation and transition benefits (the “termination cost”). As of June 30, 2020, the termination cost accrued was approximately $5.4 million, which is included in Compensation and benefits in the Condensed Consolidated Statements of Operations. These termination costs were fully recognized once the service requirement of the affected employees was complete. The termination costs were substantially paid by December 31, 2020.
Note 15 – Net Income (Loss) Per Share Attributable to Class A Common Shareholders
The Company analyzed the calculation of net income (loss) per share for periods prior to the Business Combination on June 24, 2021 and determined that it resulted in values that would not be meaningful to the users of the consolidated financial statements. Therefore, net income (loss) per share information has not been presented for periods prior to the Business Combination. The basic and diluted net income (loss) per share attributable to Class A common shareholders for the three and six months ended June 30, 2021, as presented on the Condensed Consolidated Statements of Operations, represent only the period after the Business Combination to June 30, 2021.

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The calculations of basic and diluted net income (loss) per share attributable to Class A common shareholders for the period after the Business Combination through June 30, 2021 are presented below:

Numerator:
Net income (loss) attributable to Perella Weinberg Partners - basic	$(12,499)
Dilutive effect from assumed exercise of warrants, net of tax	(656)
Dilutive effect from assumed exchange of PWP OpCo Units, net of tax	(16,501)
Net Income (loss) attributable to Perella Weinberg Partners - diluted	$(29,656)
Denominator:
Weighted average shares of Class A common stock outstanding - basic	42,956,667
Assumed exercise of warrants	902,717
Assumed exchange of PWP OpCo Units	50,154,199
Weighted average shares of Class A common stock outstanding - diluted	94,013,583
Net income (loss) per share attributable to Class A common shareholders
Basic	$(0.29)
Diluted	$(0.32)
The impact of Class B common stock has been excluded from the calculation as these shares are entitled to an insignificant amount of economic participation.
The Company uses the treasury stock method to determine the potential dilutive effect of warrants and the if-converted method to determine the potential dilutive effect of exchanges of PWP OpCo Units into Class A common stock. The Company adjusts net income (loss) attributable to Class A common shareholders under both the treasury stock method and if-converted method for the reallocation of net income (loss) between Class A common shareholders and non-controlling interests that result upon the assumed issuance of dilutive shares of Class A common stock as if the issuance occurred as of the Closing Date. The Company also adjusts the net income (loss) attributable to Class A common shareholders under the treasury stock method to reverse the effect on earnings of classifying the warrants as liabilities. All adjustments are net of any tax impact.
For the period after the Business Combination to June 30, 2021, there were no anti-dilutive securities.
Note 16 – Fair Value Measurements and Investments
Fair value is generally based on quoted prices, however if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument, the characteristics specific to the instrument and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:
Level 1 – Unadjusted quoted prices are available in active markets for identical financial instruments as of the reporting date.
Level 2 – Pricing inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

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Level 3 – Pricing inputs are unobservable for the financial instruments and includes situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.
The fair values of cash, restricted cash, accounts receivable, due from related parties, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these items. Due to the variable rate nature of the Revolving Credit Facility, the carrying value as of December 31, 2020 approximated the fair value.
Fair Value of Financial Instruments
The following table summarizes the categorization and fair value estimate of the Company’s financial instruments that are measured on a recurring basis pursuant to the above fair value hierarchy levels as of June 30, 2021 and December 31, 2020:

	June 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Investments in mutual funds and other	$470	$—	$—	$470
Cash surrender value of company-owned life insurance	—	894	—	894
Total financial assets	$470	$894	$—	$1,364

Financial liabilities
Warrant liabilities - Public warrants	$21,313	$—	$—	$21,313
Warrant liabilities - Private warrants	—	—	647	647
Total financial liabilities	$21,313	$—	$647	$21,960

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Investments in mutual funds and other	$584	$—	$—	$584
Cash surrender value of company-owned life insurance	—	857	—	857
Total financial assets	$584	$857	$—	$1,441
The Company had no transfers between fair value levels during the three and six months ended June 30, 2021.
As of June 30, 2021 and December 31, 2020, the Company held investments related to a legacy deferred compensation program and securities, which are included in Prepaid expenses and other assets on the Condensed Consolidated Statements of Financial Condition.
The cash surrender value of company-owned life insurance is included in Prepaid expenses and other assets on the Condensed Consolidated Statements of Financial Condition at the amount that could be realized under the contract as of June 30, 2021 and December 31, 2020, which approximates fair value.

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The public warrants are valued using quoted market prices on the Nasdaq Capital Market under the ticker PWPPW and are included in Warrant liabilities on the Condensed Consolidated Statements of Financial Condition. As of June 30, 2021, the price per public warrant was $2.78.
Management determines the fair value of the private warrants using the Black-Scholes option pricing valuation model (“Valuation Model”). The private warrants are classified as Level 3 as of June 30, 2021 because of the use of significant unobservable inputs in the Valuation Model. The inputs into the Valuation Model for the private warrants, including some significant unobservable inputs, were as follows:

June 30, 2021
Risk-free rate of return	0.90%
Expected volatility	27.50%
Expected dividend yield	2.00%
Expected term (years)	5
Exercise price per share	$11.50
Asset price per share	$13.28
The Company’s use of the Valuation Model required the use of the following assumptions:
•The risk-free rate of return assumption was based on the expected term and a U.S. Treasury yield curve as of the date of the Business Combination. An increase in the risk-free interest rate, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.
•The expected volatility assumption was based on the weighted average of the implied volatility from the Company’s publicly traded warrants and the historical volatility of the Company’s publicly traded industry peers. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities.
•The dividend yield was based on management’s expectation that the Company will pay 2% dividends during the term.
The resulting valuation for the private warrants were determined to be $3.18 per unit as of June 30, 2021. The Company had approximately 203,333.33 private warrants outstanding as of June 30, 2021, resulting in a fair value of $0.6 million recorded within Warrant liabilities in the Condensed Consolidated Statements of Financial Condition.
The following table presents changes in Level 3 financial liabilities measured at fair value for the period from June 24, 2021 to June 30, 2021:

Private Warrants
Balance at Business Combination	$675
Change in fair value	(28)
Balance at end of period	$647
Other Investments
As of June 30, 2021, the Company applies the equity method of accounting to its investment in PFAC Holdings I LLC (“PFAC Holdings”), an indirect parent of PWP Forward Acquisition Corp. I (“PFAC”), a special purpose acquisition company. As of June 30, 2021, the Company’s investment in PFAC Holdings was $1.1 million. The Company’s share of earnings of PFAC Holdings is included in the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2021.

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Note 17 – Related Party Transactions
PWP Capital Holdings LP
TSA Agreement – In connection with the Separation, the Company entered into a transition services agreement (the “TSA”) with PWP Capital Holdings LP under which the Company agreed to provide certain services to PWP Capital Holdings LP and PWP Capital Holdings LP agreed to provide certain services to the Company. Either party to the TSA may terminate the agreement solely as it applies to the services it receives under the agreement with 90 days prior written notice. The services provided under the TSA primarily relate to administrative services such as human resources, compliance, information technology and certain finance functions. Additionally, the Company pays certain vendors for services that were previously contracted and are shared between PWP Capital Holdings LP and the Company until such time as separate terms can be reached with the vendors or the TSA terminates. Fees for services provided as well as a list of specified vendors are stipulated within the TSA. Payment for these services and the allocable share of vendor invoices are due and payable monthly within 45 days of receipt of the invoice. Late payments bear interest at the lesser of 10% per annum or the maximum rate allowed by law.
Sublease Income – In connection with the Separation, the Company subleases a portion of its office space at its New York and Houston locations to PWP Capital Holdings LP. Sublease rent payments are due monthly and are based on PWP Capital Holdings LP’s pro-rata portion of the underlying lease agreements including base rent as well as other lease related charges. See additional information regarding the subleases at Note 5 – Leases.
Compensation Arrangements – In addition, PWP Capital Holdings LP has entered into an arrangement with an employee of the Company related to services provided directly to PWP Capital Holdings LP. With respect to services provided to PWP Capital Holdings LP, the amounts paid and payable to the employee now and in the future are recognized by PWP Capital Holdings LP. All compensation related to services this employee provides to the Company are included in Compensation and benefits in the Condensed Consolidated Statements of Operations.
Amounts due from PWP Capital Holdings LP are reflected as Due from related parties on the Condensed Consolidated Statements of Financial Condition.
The following table shows the components of TSA income, reported within Related party income, and expenses included in the Condensed Consolidated Statements of Operations for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
TSA income
TSA income – Compensation related	$562	$1,049	$1,149	$2,136
TSA income – Non-compensation related	157	386	337	684
Sublease income	806	967	1,613	1,951
Total TSA income	$1,525	$2,402	$3,099	$4,771

TSA expenses
TSA compensation expense (1)	$136	$63	$138	$125
TSA non-compensation expense (2)	—	54	—	56
Total TSA expenses	$136	$117	$138	$181
__________________
(1)TSA compensation expense is included in Compensation and benefits in the Condensed Consolidated Statements of Operations.
(2)TSA non-compensation expense is included in various financial statement line items in the Condensed Consolidated Statements of Operations.
Tax Receivable Agreement
In connection with the Business Combination, the Company entered into a tax receivable agreement with Professional Partners and certain other persons under which the Company agreed to payment of 85% of the amount

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of savings, if any, that the Company realizes in U.S. federal, state, local and foreign income taxes as a result of (i) exchanges of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (ii) payments made under the tax receivable agreement. As of June 30, 2021, the Company had an amount due of $13.7 million pursuant to the tax receivable agreement, which represents management’s best estimate of the amounts currently expected to be owed in connection with the tax receivable agreement. The Company expects to make the following payments with respect to the tax receivable agreement, which may differ significantly from actual payments made:

Years Ending:	Estimated Payments Under Tax Receivable Agreement
Remainder of 2021	$418
2022	722
2023	732
2024	750
2025	765
Thereafter	10,263
Total payments	$13,650
Other Related Party Fees
The Company has a minority interest in PFAC Holdings, an indirect parent of PFAC. The Company earned an advisory fee related to PFAC’s initial public offering of $0.6 million during the six months ended June 30, 2021. In addition, the Company receives a fee of $10,000 per month for certain administrative services provided to PFAC.
During the six months ended June 30, 2021, the Company earned $3.1 million in advisory fees from entities controlled by a member of the Board of Directors, which are included in Revenues on the Condensed Consolidated Statements of Operations. The Company may earn additional advisory fees from these related entities in future periods.
Partner Promissory Notes
The Company loaned money pursuant to promissory note agreements (the “Partner Promissory Notes”) to certain partners. The Partner Promissory Notes bear interest at an annual rate equal to the Federal Mid-Term Rate on an annual basis. The Partner Promissory Notes are due on various dates or in the event a partner is terminated or leaves at will. Repayment of the Partner Promissory Notes may be accelerated based on certain conditions as defined in the promissory note agreements and are primarily secured by the partner’s equity interests in the PWP OpCo or other affiliate. As the Partner Promissory Notes and associated interest receivable relate to equity transactions, they have been recognized as a reduction of equity on the Condensed Consolidated Statements of Financial Condition in the amount of $7.7 million and $8.0 million as of June 30, 2021 and December 31, 2020, respectively.
Convertible Notes
Principal amounts of $8.7 million related to the Convertible Notes were held by affiliates prior to redemption. Refer to Note 10 – Debt for additional information on the Convertible Notes.
Note 18 – Commitments and Contingencies
Loan Guarantees
The Company has unconditionally guaranteed certain of its partners’ loans with First Republic Bank (“Lender”) whereby it will pay the Lender upon the occurrence of a default event. The total guarantees related to partners was $4.0 million and $5.6 million as of June 30, 2021 and December 31, 2020, respectively. These guarantees are secured by either the partners’ interests in PWP OpCo or Professional Partners. As of June 30, 2021 and December 31, 2020, no loan was in default.

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Indemnifications
The Company enters into certain contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown. As of June 30, 2021 and December 31, 2020, the Company expects no claims or losses pursuant to these contracts; therefore, no liability has been recorded related to these indemnification provisions.
Legal Contingencies
From time to time, the Company is named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management and after consultation with external counsel, the Company believes it is neither probable nor reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the condensed consolidated financial statements of the Company as of June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020.
On October 20, 2015, Perella Weinberg Partners LLC, PWP MC LP, PWP Equity I LP and Perella Weinberg Partners Group LP (collectively, the “PWP Plaintiffs”), filed a complaint against Michael A. Kramer, Derron S. Slonecker, Joshua S. Scherer, Adam W. Verost (collectively, the “Individual Defendants”) and Ducera Partners LLC (together with the Individual Defendants, the “Defendants”). The complaint alleges that the Individual Defendants, three former partners and one former employee of the PWP Plaintiffs, entered into a scheme while still at PWP to lift out the PWP Plaintiffs’ restructuring group to form a new competing firm that they were secretly forming in breach of their contractual and fiduciary duties to the PWP Plaintiffs. The complaint contains fourteen causes of action, and seeks declaratory relief as well as damages resulting from the Individual Defendants’ breaches of their obligations under the PWP Plaintiffs’ partnership and employment agreements, and from Defendants’ unfair competition and tortious interference with the PWP Plaintiffs’ contracts and client relationships.
On November 9, 2015, the Defendants filed an Answer, Counterclaims, Cross-claims and a Third-Party Complaint, which contained 14 causes of action. On July 17, 2016, the Court issued a decision, dismissing half of the Defendants’ counterclaims and cross-claims with prejudice. On August 18, 2016, the Defendants filed an Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contained only seven counterclaims and cross-claims. On December 12, 2016, the Defendants appealed the dismissal of three of their counterclaims and cross-claims to the New York Appellate Division, First Department (the “First Department”). On August 29, 2017, the First Department issued a decision denying the Defendants’ appeal in its entirety other than allowing only one Defendant to proceed with his breach of fiduciary duty counterclaim. On October 27, 2017, the Defendants moved the First Department for leave to appeal its decision to the New York Court of Appeals. On December 28, 2017, the First Department denied the Defendants’ motion for leave to appeal to the New York Court of Appeals. On April 24, 2018, the Defendants filed a Second Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contains eight counterclaims and cross-claims. The Defendants are seeking declaratory relief and damages of no less than $60.0 million, as well as statutory interest.
Discovery is complete. Both the PWP Plaintiffs and the Defendants subsequently moved for summary judgment. As of March 20, 2020, the parties had completed briefing their respective motions for summary judgment. The PWP Plaintiffs moved affirmatively for summary judgment on each of their 14 claims and also moved for dismissal of each of the Defendants’ remaining eight counterclaims and cross-claims. The Defendants moved affirmatively for summary judgment on four of their eight counterclaims and cross-claims and also moved for dismissal of each of the PWP Plaintiffs’ 14 claims. The Court held oral argument on the motions for summary judgment on May 27, 2021. The Court has yet to issue a decision on the motions for summary judgement.
We believe that our 14 causes of action are meritorious. Further, we believe that we have substantial meritorious defenses to the Defendants’ remaining counterclaims and cross-claims and plan to vigorously contest them. Litigation, however, can be uncertain and there can be no assurance that any judgment for one or more of the Defendants or other outcome of the case would not have a material adverse effect on us. Additionally, even if we

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
prevail in the litigation and are awarded damages, we do not know if we will be able to fully collect on any judgment against any or all Defendants.
The Company incurred $0.5 million and $0.7 million during the three and six months ended June 30, 2021, respectively, and $0.4 million and $0.7 million during the three and six months ended June 30, 2020, respectively, in legal and professional fees, net of expected insurance reimbursement, related to this litigation. These litigation costs are included in Professional fees in the Condensed Consolidated Statements of Operations.
Other
In the ordinary course of business and in connection with hiring certain senior employees, the Company has entered into employment agreements whereby the Company commits to grant future equity awards to such newly hired employees that is contingent upon certain events (including but not limited to the Company becoming a public company). Once all contingencies have been met and all key terms and conditions surrounding these awards are known, equity-based compensation cost will be recognized over the requisite service period. As of June 30, 2021, the Company had approximately $24.8 million of potential future equity awards pursuant to these agreements. The Company expects to settle these commitments in the third quarter of 2021 with a grant of awards approved by the compensation committee under our PWP Incentive Plan.
Note 19 – Business Information
The Company’s activities of providing advisory services for mergers-and-acquisitions, private placements and financial advisory, as well as services for underwriting of securities offered for sale in public markets, commissions for the brokerage of publicly traded securities and equity research constitute a single business segment. The Company is organized as one operating segment in order to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of its senior professionals across the Company. The Company has a single operating segment and therefore a single reportable segment.
For the three months ended June 30, 2021, revenues of $30.0 million related to one individual client accounted for more than 10% of aggregate revenue. For the six months ended June 30, 2021, no individual client accounted for more than 10% of aggregate revenue. For the three and six months ended June 30, 2020, revenues of $46.3 million and $26.2 million related to three individual clients and one individual client, respectively, accounted for more than 10% of aggregate revenue. Since the financial markets are global in nature, the Company generally manages its business based on the operating results of the Company taken as a whole, not by geographic region. The following tables set forth the geographical distribution of revenues and assets based on the location of the office that generates the revenues or holds the assets and therefore may not be indicative of the geography in which the Company’s clients are located:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues
United States	$218,037	$85,638	$344,863	$141,350
International	37,483	28,963	80,459	65,647
Total	$255,520	$114,601	$425,322	$206,997

	June 30, 2021	December 31, 2020
Assets
United States	$461,723	$406,884
International	148,729	136,069
Total	$610,452	$542,953

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Note 20 – Subsequent Events
The Company has evaluated subsequent events through the issuance date of these condensed consolidated financial statements.
On July 26, 2021, the Company executed a lease amendment to vacate a portion of its Houston office space, which resulted in an adjustment to the right-of-use lease asset and corresponding lease liability. The Houston sublease agreement with the Asset Management business was terminated in conjunction with this lease amendment.
On August 3, 2021, the Company executed a lease amendment to expand the leased space in its Paris office, which resulted in an adjustment to the right-of-use lease asset and corresponding lease liability.
On August 3, 2021, the Company’s Board of Directors declared a cash dividend of $0.07 per outstanding share of Class A common stock. This dividend will be payable on September 21, 2021 to each of the holders of Class A common stock of record as of the close of business on September 3, 2021.
On August 3, 2021, the compensation committee of the Board of Directors approved certain Business Combination-related incentive compensation awards in the form of restricted stock units (“RSUs”) for grant pursuant to the PWP Incentive Plan. 10,200,000 RSUs from the Transaction Pool Share Reserve will be granted to certain working partners, employees and certain other eligible recipients. In addition, 9,500,000 RSUs from the General Share Reserve will be granted to the Company's top three executive officers and a small number of other partners.
On August 9, 2021, the Company repurchased 1,000,000 founder shares from the Sponsor at $12.00 per share for a total purchase price of $12.0 million.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

Perella Weinberg Partners
Shares of Class A Common Stock

PRELIMINARY PROSPECTUS

JMP Securities
                   , 20
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee and FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Printing fees and expenses		*
Registrar and transfer agent fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*
__________________
*    To be filed by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the DGCL, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.
Our Certificate of Incorporation and Bylaws provide that our officers and directors are indemnified by us to the fullest extent authorized or permitted by applicable law, as it now exists or may in the future be amended. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These agreements require us, among other things, to indemnify these individuals to the fullest extent permitted by applicable law against expenses and liabilities that may arise by reason of their status as directors and executive officers, subject to certain exceptions, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We have also purchased a policy of directors' and officers' liability insurance that insures our directors and executive officers against loss arising from claims made by reason of breach of duty or other wrongful act and insures us against our obligations to indemnify our directors and executive officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Item 15. Recent Sales of Unregistered Securities.
Since November 20, 2018 (the date of our inception), the Registrant has sold the following securities of the Registrant which were not registered under the Securities Act.
•In November 2018, we issued 7,382,500 Founder Shares to the Sponsor for an aggregate purchase price of $25,000.
•On September 29, 2020, we issued 610,000 placement units to Sponsor at a price of $10.00 per unit and an aggregate purchase price of $6,100,000 concurrently with the closing of our IPO.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
•On June 24, 2021, concurrently with the Business Combination, we issued 12,500,000 PIPE Shares to the PIPE Investors at a price of $10.00 per share for an aggregate purchase price of $125,000,000 pursuant to the Subscription Agreements.
•On June 24, 2021, in connection with the Closing of the Business Combination, we issued 48,470,675 shares of Class B-1 common stock (of which 45,608,840 shares of Class B-1 common stock remained outstanding after giving effect to redemptions of certain legacy partners of Professional Partners and ILPs) and 12,589,325 shares of Class B-2 common stock (of which 4,545,359 shares of Class B-2 common stock remained outstanding after giving effect to redemptions of certain legacy partners of Professional Partners and ILPs).
The sales of the above securities were exempt from the registration requirements of the Securities Act in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act. Other than the IPO, no sales involved the underwriters, underwriting discounts or commissions or public offerings of securities of the Registrant.
Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement.

2.1+
Business Combination Agreement, dated as of December 29, 2020, by and among FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC, PWP Holdings LP, PWP GP LLC, PWP Professional Partners LP and Perella Weinberg Partners LLC (incorporated by reference to Exhibit 2.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).

3.1
Second Amended and Restated Certificate of Incorporation of Perella Weinberg Partners (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

3.2	Amended and Restated Bylaws of Perella Weinberg Partners (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

4.2
Warrant Agreement, dated September 24, 2020, by and between FinTech Acquisition Corp. IV and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K, filed with the SEC on September 30, 2020).

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).

10.2
Amended and Restated Registration Rights Agreement, dated June 24, 2021, by and among the Company, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other Holders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

10.3
Stockholders Agreement, dated June 24, 2021, by and between the Company and PWP Professional Partners LP (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

10.4
Tax Receivable Agreement, dated June 24, 2021, by and between the Company, PWP Holdings LP, PWP Professional Partners LP and certain partners party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83

10.5
Sponsor Share Surrender and Share Restriction Agreement, dated as of December 29, 2020, by and among PWP Holdings LP, FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other parties thereto (incorporated by reference to Exhibit 10.5 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K/A, filed with the SEC on December 31, 2020).

10.6
Amendment to Sponsor Share Surrender and Share Restriction Agreement, dated as of May 4, 2021, by and among PWP Holdings LP, FinTech Acquisition Corp. IV, FinTech Investor Holdings IV, LLC, FinTech Masala Advisors, LLC and the other parties thereto (incorporated by reference to FinTech Acquisition Corp. IV’s definitive proxy statement, filed with the SEC on May 27, 2021).

10.7
Amended and Restated Agreement of Limited Partnership of PWP Holdings LP, dated as of June 24, 2021, by and among PWP GP LLC, the Company, PWP Professional Partners LP, and the other limited partners party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

10.8
Amended and Restated Limited Liability Company Agreement of PWP GP LLC, dated June 24, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

10.9‡	Perella Weinberg Partners 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

10.10‡
French Sub-Plan Under the Perella Weinberg Partners 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

10.11	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

10.12
Letter Agreement, dated September 24, 2020, by and among FinTech Acquisition Corp. IV and certain of its security holders, officers and directors (incorporated by reference to Exhibit 10.1 to FinTech Acquisition Corp. IV’s Current Report on Form 8-K, filed with the SEC on September 30, 2020).

10.13
Amendment Agreement, dated as of June 15, 2021, by and among Perella Weinberg Partners Group LP, as Borrower, PWP Holdings LP, the subsidiary guarantors party thereto, each Lender under the Credit Agreement and Cadence Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

23.1*	Consent of Ernst & Young LLP, independent registered accounting firm for PWP Holdings LP.

23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on signature page).

101.INS*	XBRL Instance Document Herewith
101.SCH*	XBRL Taxonomy Extension Schema Document Herewith
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document Herewith
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document Herewith
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document Herewith
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
__________________
*    To be filed by amendment.
‡    Indicates a management or compensatory plan.
+    Certain schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company hereby agrees to hereby furnish supplementally a copy of all omitted schedules to the SEC upon request.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
Item 17. Undertakings.
(1)The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(2)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(3)The undersigned Registrant hereby undertakes that:
(A)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(B)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY PERELLA WEINBERG PARTNERS
PURSUANT TO 17 C.F.R. §200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on             , 20   .

PERELLA WEINBERG PARTNERS

By:
Name: Peter A. Weinberg
Title: Chief Executive Officer
POWER OF ATTORNEY
KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter A. Weinberg, Gary S. Barancik and Vladimir Shendelman, and each of them, his or her true and lawful attorney-in-fact and agents with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Name	Title	Date

	Chairman and Chief Executive Officer	, 20
Peter A. Weinberg	(Principal Executive Office)
	Chief Financial Officer (Principal Financial	, 20
Gary S. Barancik	Officer)
	Chief Accounting Officer (Principal	, 20
Alexandra Gottschalk	Accounting Officer)
	Chairman Emeritus	, 20
Joseph R. Perella
	Vice Chairman	, 20
Robert K. Steel
	Director	, 20
Dietrich Becker
	Director	, 20
Andrew Bednar
	Director	, 20
Jorma Ollila
	Director	, 20
Ivan G. Seidenberg
	Director	, 20
Jane C. Sherburne
	Director	, 20
Daniel G. Cohen